Exhibit (c)(vii)(C)
Budget Statement

2010-11
New South Wales
Budget Paper No. 2

TABLE OF CONTENTS

Chapter 1:	Budget Position
1.1	Introduction	1 - 1
1.2	Budget Results	1 - 2
1.3	Capital Expenditure	1 - 11
1.4	Balance Sheet	1 - 12
1.5	Cash Flow	1 - 14

Chapter 2:	The Economy
2.1	Introduction	2 - 1
2.2	Recent Performance	2 - 2
2.3	Economic Outlook	2 - 8
2.4	Risks to the Economic Outlook	2 - 19

Chapter 3:	Fiscal Strategy
3.1	Introduction	3 - 2
3.2	Fiscal Strategy	3 - 3
3.3	Support for the Economy	3 - 7
3.4	Maintaining Sound Finances	3 - 9
3.5	Sustainable Balance Sheet	3 - 13
3.6	Fiscal Targets and Principles: Progress	3 - 17
3.7	Long-Term Fiscal Gap	3 - 19

Chapter 4:	General Government Expenses
4.1	Introduction	4 - 1
4.2	Expense Priorities	4 - 2
4.3	Managing Expenses	4 - 8
4.4	Expense Trends	4 - 15
4.5	Policy Priorities	4 - 21

Chapter 5:	General Government Revenues
5.1	Introduction	5 - 1
5.2	Taxation Policy Measures	5 - 1
5.3	Future Tax Reforms	5 - 6
5.4	Revenue Trends	5 - 7
5.5	Taxation Revenue	5 - 9
5.6	Grant Revenue	5 - 13
5.7	Other Revenues	5 - 15
5.8	Tax Expenditures and Concessions	5 - 19

Budget Statement 2010-11

Chapter 6:	Federal Financial Relations
6.1	Introduction	6 - 1
6.2	COAG Reform Agenda	6 - 4
6.3	GST Revenue	6 - 12
6.4	Commonwealth Grants Commission 2010 Review	6 - 15
6.5	GST Cross Subsidies	6 - 18

Chapter 7:	Liability Management
7.1	Introduction	7 - 1
7.2	Net Financial Liabilities	7 - 2
7.3	Net Debt	7 - 6
7.4	Unfunded Superannuation	7 - 14
7.5	Insurance	7 - 22
7.6	Financial Asset Management	7 - 28
7.7	Financial Liability and Risk Management	7 - 30

Chapter 8:	Public Trading Enterprises
8.1	Introduction	8 - 1
8.2	Recent Developments	8 - 2
8.3	Operating Performance	8 - 5
8.4	Capital Expenditure	8 - 6
8.5	Major Sectors	8 - 10

Chapter 9:	Uniform Financial Reporting
9.1	Introduction	9 - 1
9.2	Uniform Presentation Framework	9 - 2
9.3	Primary Financial Statements	9 - 4
9.4	Emerging Issues	9 - 8
9.5	Uniform Presentation Tables	9 - 9
9.6	Loan Council Allocation	9 - 40
Appendices

A.	Progress against Fiscal Responsibility Act 2005 Targets and Principles	A - 1
B.	Statement of Accounting Principles and Policies	B - 1
C.	Classification of Agencies	C - 1
D.	2009-10 Budget — Summary of Variations	D - 1
E.	Tax Expenditure and Concessional Charges Statement	E - 1
F.	Budget Risks	F - 1
Glossary
Index
Chart and Table List

Budget Statement 2010-11

Notes to Using These Budget Papers
The Budget year refers to 2010-11, while the forward estimates period refers to 2011-12, 2012-13 and 2013-14.
Figures in tables, charts and text have been rounded. Discrepancies between totals and sums of components reflect rounding. Percentage changes are based on the underlying unrounded amounts.

Budget Statement 2010-11

CHAPTER 1:  BUDGET POSITION

•	The Budget will return to surplus two years earlier than was expected in the 2009-10 Budget.

•	The turnaround in the projected 2009-10 result compared to Budget time last year is $1,091 million.

•	The Budget result for 2010-11 is expected to be a surplus of $773 million. This follows an estimated surplus of $101 million in 2009-10.
Budget results 2007-08 to 2013-14
1.1 INTRODUCTION
The Budget Papers focus on the financial and service delivery performance of the general government sector. This sector typically delivers public services at less than cost or acts as a regulator of private sector activity.
Outside the general government sector, public trading enterprises (PTE) and public financial enterprises (PFE) operate more commercially focused activities such as electricity and water supply and public transport. PTE and PFE agencies impact on the Budget result, through payment of dividends and tax equivalents and the funding they receive for providing subsidised services.

Budget Statement 2010-11	1 - 1

The Operating Statement of the general government sector is set out in Table 1.1 and highlights:
•	The Budget result or net operating balance reports the difference between the full cost of general government service delivery in the financial year, including depreciation of fixed assets, and the revenues earned in the year to fund those services. This is the principal measure of a government’s financial performance for the year.

•	The net lending/(borrowing) result reports the impact of both recurrent and capital activities of the general government sector and their impact on net financial liabilities.
The Operating Statement also reports accounting operating and comprehensive results. The comprehensive result shows the impact of activities undertaken and any revaluations occurring during the year on the net worth of the general government sector.
In accordance with normal budget practice, the estimates do not include the impact on the Budget of potential business asset transactions such as WSN Environmental Solutions and divestments arising from the Government’s Energy Reform Strategy. However, the estimates do include the impact of the New South Wales Lotteries Corporation transaction, which was completed in March 2010.
The annual Budget is framed around government policy and priorities as well as economic and other parameters for the short and medium-term. Any differences between the underlying assumptions and actual outcomes represent risks that may vary anticipated Budget outcomes. The risks may be economic, policy or demand driven and include unforeseen events such as natural disasters. For further details see Appendix F.
1.2 BUDGET RESULTS
Budget Result for 2010-11
The Budget result for 2010-11 is expected to be a surplus of $773 million. This follows a better than expected result for 2009-10 which is currently estimated to be a surplus of $101 million compared with a $990 million deficit originally forecast, a turnaround of $1,091 million. The improved 2009-10 result is driven by growth in revenues (4.8 per cent higher than budget) exceeding expenses growth (2.7 per cent higher than budget).

1 - 2	Budget Statement 2010-11

Revenue
Total revenue for 2010-11 is estimated to be $57.7 billion. This is an increase of $2.2 billion or 3.9 per cent over the revised estimate for 2009-10.
The 2009-10 Budget estimated a revenue loss of $10 billion in taxation and general purpose grants over the four years to 2011-12 as a result of the global financial crisis. With the improved economic outlook relative to the levels expected last year, the Budget has since recovered around half of this loss.
Taxation revenue is expected to increase by $1.4 billion to $20.2 billion in 2010-11, an increase of 7.7 per cent over the revised estimate for 2009-10. Payroll tax and transfer duty account for half the expected growth of taxation revenue, with smaller contributions from gambling taxes, land tax and stamp duties on insurances, mortgages and motor vehicles.
General purpose grants are estimated to increase by $1.4 billion to $14.8 billion in 2010-11, an increase of 10.3 per cent over the revised estimate for 2009-10. The total pool of GST funds is expected to increase by 7.7 per cent with the NSW share increasing slightly in 2010-11 reflecting the net impact of the most recent Grants Commission review.
Funding under National Agreements of $6.8 billion in 2010-11 is expected to increase by $255 million or 3.9 per cent over 2009-10, primarily due to indexation of the Health Care specific purpose payment.
Funding for National Partnerships is expected to decrease by 27.5 per cent to $4.5 billion due to the winding down of the Australian Government’s Nation Building — Economic Stimulus Plan including Building the Education Revolution program. The Australian Government’s First Home Owners Boost program also ends in 2009-10. The NSW First Home Owners Scheme will continue unchanged.
Revenue from the sales of goods and services is expected to increase to $4.6 billion, an increase of 8.8 per cent over 2009-10. The increase relates mainly to health patient and hospital charges (where there are generally offsetting expenses associated with the revenue increase) and improved NSW Self Insurance Corporation’s insurance recoveries.
Dividends and income tax equivalent payments are expected to decrease to $1.7 billion, a fall of 8.1 per cent from 2009-10. The change in this financial year is largely explained by changed electricity market conditions and higher financing charges following the global financial crisis.

Budget Statement 2010-11	1 - 3

Fines, regulatory fees and other revenue are estimated to increase by $596 million to $3.8 billion in 2010-11, an increase of 18.8 per cent over 2009-10. This reflects higher mining royalties arising from expected increases in the price for coal, and higher infringement revenue associated with the road toll response package and increased fines revenue following activation of safety cameras.
For a comprehensive discussion of revenue estimates, see Chapter 5.
Expenses
Total expenses are estimated to be $56.9 billion in 2010-11, which is $1.5 billion or 2.7 per cent higher than the revised 2009-10 estimate.
Employee expenses in 2010-11 are estimated to increase by 6.0 per cent ($1.4 billion) over the 2009-10 revised estimate. The growth in employee expenses above the Government’s 2.5 per cent wages policy reflects increased services and front line staff in the Health sector, other budget initiatives and additional expenses under the COAG National Health and Hospital Network reforms program.
Interest expenses are estimated to increase by $328 million or 20.2 per cent, in line with the need for partial debt funding of the general government infrastructure program and market movements in interest rates.
The Treasurer’s Advance provision remains at $300 million in 2010-11. This will provide for unforeseen expenses that inevitably arise in the Budget year. The provision remains well below 1 per cent of total expenses.
Current grants and other transfers are estimated to increase by $450 million or 5.5 per cent in 2010-11. The increase is primarily due to additional funding for the Disability Services and Home and Community Care programs and Productivity Places and Smarter Schools National Partnerships.
Capital grants are estimated to be $3 billion ($1.8 billion below the 2009-10 revised estimate). Lower funding is due to the winding down of the New Social Housing Construction program under the Australian Government’s Nation Building — Economic Stimulus Plan, a reduction in First Home Owners Grants in line with completion of the First Home Owners Boost program and fewer road transfers to local government.
Further information on expense trends and budget initiatives is provided in Chapter 4. For details of general government agency level activity and expenses, see Budget Paper No. 3 Budget Estimates.

1 - 4	Budget Statement 2010-11

Budget Results to 2013-14
Budget Result
The Budget results in the period to 2013-14 are expected to average just under $800 million per annum.
Revenue
Total revenue is estimated to rise by an average of 3.6 per cent per annum over the four years to 2013-14, or 5.7 per cent after excluding the impact of the Australian Government’s Nation Building — Economic Stimulus Plan and other factors which distort year to year comparisons.
Table 1.1: General Government Sector Operating Statement

	2008-09	2009-10		2010-11	2011-12	2012-13	2013-14
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	17,855	18,011	18,754	20,194	21,450	22,409	23,668
Grants and Subsidies
- Common wealth general purpose	11,974	12,621	13,445	14,827	15,829	16,643	17,396
- Common wealth national agreements	6,573	6,621	6,562	6,817	7,239	7,610	7,984
- Common wealth national partnerships	3,145	5,796	6,148	4,456	3,437	2,981	2,189
- Other grants and subsidies	617	639	642	641	599	474	472
Sale of goods and services	4,048	3,859	4,213	4,584	4,793	5,026	5,278
Interest	415	390	368	325	331	350	368
Dividend and income tax equivalents from other sectors	1,828	2,013	1,855	1,705	2,222	2,704	2,665
Other dividends and distributions	196	205	327	347	371	409	424
Fines, regulatory fees and other	3,012	2,803	3,178	3,774	3,692	3,590	3,582
Total Revenue	49,663	52,958	55,492	57,669	59,962	62,196	64,025

Expenses from Transactions
Employee	22,080	22,724	23,304	24,693	25,772	26,905	27,979
Superannuation
- Superannuation interest cost	705	851	889	867	932	906	928
- Other superannuation	1,955	2,177	2,167	2,206	2,253	2,308	2,401
Depreciation and amortisation	2,614	2,915	2,814	3,045	3,240	3,441	3,587
Interest	1,505	1,531	1,625	1,953	2,046	2,144	2,234
Other property	1	1	1	1	1	2	2
Other operating (a)	10,969	11,426	11,602	12,481	13,416	13,963	14,233
Grants and transfers
- Current grants and transfers	7,697	8,274	8,155	8,605	8,410	8,697	9,292
- Capital grants and transfers	3,034	4,049	4,833	3,045	3,006	2,969	2,742

Total Expenses	50,560	53,948	55,391	56,896	59,077	61,334	63,397

BUDGET RESULT — SURPLUS/(DEFICIT) [Net Operating Balance]	(897)	(990)	101	773	885	863	628

Budget Statement 2010-11	1 - 5

Table 1.1: General Government Sector Operating Statement (cont)

	2008-09	2009-10		2010-11	2011-12	2012-13	2013-14
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Other economic flows included in the operating result
Gain/(Loss) from superannuation	—	—	—	—	—	—	—
Gain/(Loss) from other liabilities	(437)	(3)	37	69	(52)	(18)	(4)
Discontinued operations — NSW Lotteries (b)	—	—	600	—	—	—	—
Other net gains/(losses)	(699)	396	473	493	532	594	606
Share of earnings from Associates (excluding dividends)	19	35	36	47	49	58	55
Dividends from asset sale proceeds	11	113	9	188	191	3	82
Deferred income tax from other sectors	(1,021)	—	742	169	108	(15)	(2)
Other	(136)	16	—	—	—	—	—
Other economic flows included in the operating result	(2,263)	557	1,897	966	827	621	737
Operating result (accounting basis)	(3,160)	(433)	1,998	1,739	1,713	1,484	1,365
Other economic flows — other non owner movements in equity
Superannuation actuarial gains/(loss)	(11,457)	1,416	2,092	1,401	(1,367)	(533)	(201)
Revaluations	5,432	1,331	2,168	2,170	2,906	2,703	2,698
Net gain/(loss) on equity investments in other sectors	(1,606)	1,872	3,669	1,045	1,686	2,802	2,701
Net gain/(loss) on financial instruments at fair value	—	(7)	—	—	—	—	—
Other	(98)	—	2	—	—	—	—
Other economic flows — other non owner movements in equity	(7,729)	4,612	7,931	4,615	3,224	4,973	5,199
Comprehensive result — total change in net worth	(10,889)	4,179	9,928	6,354	4,937	6,457	6,564
KEY FISCAL AGGREGATES
Comprehensive result — total change in net worth	(10,889)	4,179	9,928	6,354	4,937	6,457	6,564
Less: Net other economic flows	(9,992)	5,169	9,827	5,581	4,052	5,594	5,936
Net operating balance	(897)	(990)	101	773	885	863	628
less Net acquisition of non-financial assets
Purchase of non-financial assets (a)	4,853	7,426	7,158	7,138	6,100	5,555	5,356
Sales of non-financial assets	(390)	(804)	(720)	(560)	(586)	(518)	(485)
less Depreciation	(2,614)	(2,915)	(2,814)	(3,045)	(3,240)	(3,441)	(3,587)
plus Change in inventories	31	9	(22)	1	(2)	(3)	(13)
plus Other movements in non-financial assets
- assets acquired using finance leases	440	237	322	539	210	198	775
- other	58	22	(44)	(33)	(74)	(42)	(36)
equals Total Net acquisition of non-financial assets	2,378	3,975	3,880	4,040	2,407	1,749	2,009
equals Net Lending/(Borrowing) [Fiscal Balance]	(3,275)	(4,965)	(3,779)	(3,267)	(1,522)	(887)	(1,381)

OTHER AGGREGATES
Capital Expenditure (c)	5,293	7,663	7,481	7,677	6,310	5,753	6,131

(a)	Includes Treasurer’s Advance.

(b)	The Lotteries transaction resulted in $1,008m inflows in 2009-10. Amounts for Discontinuing Operations (other economic flows) comprise proceeds of $600 million from the NSW Lotteries Corporation shares transaction. In addition, the State received: $250 million from the granting of a 40 year lotteries license concession (reported within sale of non-financial assets), and $158 million return of capital (reported within the net gain/loss on equity investments in other sectors).

(c)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases.

1 - 6	Budget Statement 2010-11

Taxation revenue is expected to increase by an average of 6.0 per cent per annum over the Budget and forward estimates period. The principal reason for the increase is greater transfer duty which is expected to continue its recovery over 2010-11 and 2011-12.
General purpose grants are projected to increase by an average of 6.7 per cent per annum, due primarily to continued steady growth in the GST pool.
Other Australian Government grants are expected to decrease by an average of 5.4 per cent per annum. While Australian Government funding under National Agreements is expected to increase by 5.0 per cent per annum, National Partnership funding will fall by over 60 per cent in line with the completion of initiatives under the Nation Building — Economic Stimulus Plan.
Dividends and income tax equivalent revenues are projected to grow by an average of 9.5 per cent per annum, mainly driven by electricity market conditions.
Expenses
Total expenses are forecast to increase at an average 3.4 per cent per annum over the four years to 2013-14, or 4.7 per cent after excluding the impact of the Australian Government’s Nation Building — Economic Stimulus Plan and other factors which distort year to year comparisons.
Employee-related expenses are estimated to increase by an average of 4.7 per cent per annum, reflecting increased services due to the ramp-up of initiatives announced in prior years, new 2010-11 Budget initiatives and COAG agreements.
Interest expenses are estimated to increase by 8.3 per cent per annum in line with the growth in borrowings to partially fund the general government capital program.
Recurrent grants are estimated to increase by an average of 3.3 per cent per annum broadly in line with expected inflation, while capital grants are estimated to fall by an average of 13.2 per cent per annum. Capital grants are expected to peak at $4.8 billion in 2009-10 and then fall to $2.7 billion by 2013-14 with the wind down in funding under the Nation Building — Economic Stimulus Plan and Nation Building for the Future programs.

Budget Statement 2010-11	1 - 7

Budget outcome for 2009-10
The Budget result for 2009-10 is estimated to be a surplus of $101 million compared with a budgeted deficit of $990 million (see Table 1.2).
Total revenue is projected to be $55.5 billion which is $2.5 billion or 4.8 per cent above the original budget estimate of $53 billion. The increase is due largely to higher transfer duty ($880 million) and Commonwealth grants ($1,117 million).
Total expenses are projected to be $55.4 billion which is $1.4 billion or 2.7 per cent above the original budget estimate of $53.9 billion.
More than $1 billion of this increase is due to technical accounting treatments and changes in uncontrollable cost drivers such as interest rates. These include:
•	an additional $371 million of roads transferred to councils following the NSW Roads Classification Review. This is offset by $400 million in revenue, relating to roads transferred to the Roads and Traffic Authority

•	$163 million increase in the Crown Finance Entity:
•	$70 million in HIH liabilities based on an actuarial review of expenses payable by the State and

•	$93 million reclassification of business transaction costs to operating expenses (as per GFS reporting requirements)
•	$179 million transfer of personnel services expense from Land and Housing Corporation as part of the Public Sector Employment and Management (Departmental Amalgamations) Order 2009. This is offset by an equivalent level of personnel services revenue

•	$136 million from the Crown Leaseholds Entity for grants of land to Local Councils, Crown Reserve Trusts and Aboriginal land claims

•	$86 million increase in expenses relating to the NSW Self Insurance Corporation. The increase is primarily due to higher claims payments and the actuarial forecasts of outstanding liabilities relating to emergency services workers compensation, particularly in NSW Police ($252 million). This is offset by lower than expected public liability claims emergence and reduction of previous liabilities forecast relating to the Canberra bushfires in 2002-03

•	$80 million increase in death and disability expense for NSW Police following an actuarial assessment

1 - 8	Budget Statement 2010-11

•	$71 million additional First Home Owners Scheme grants paid

•	$55 million relating to the first time recognition of the Sydney Harbour Tunnel as a finance lease

•	$44 million increase in interest expenses due to higher than expected interest rates and

•	$28 million superannuation expense, mainly arising from changes to forecast interest rates.
Excluding the impact of the above, expenses were $230 million or 0.4 per cent above budget in 2009-10. The underlying increase in expenses is largely due to the following agency expenditure changes:
•	$146 million increase for the Department of Education and Training arising from higher Commonwealth funding for TAFE and the Digital Education Revolution National Partnership and additional school based employee costs, and

•	$89 million increase for the Department of Transport and Infrastructure for additional car parks, transport interchanges and private bus services.
For details of the expected Budget outcomes for 2009-10, see Appendix D.

Budget Statement 2010-11	1 - 9

Table 1.2: General Government Sector Operating Statement 2009-10 Estimated Results

	2009-10
	Budget	Revised	Variation
	$m	$m	$m

Revenue from Transactions
Taxation	18,011	18,754	743
Grants and Subsidies
- Common wealth general purpose	12,621	13,445	824
- Common wealth national agreements	6,621	6,562	(59)
- Common wealth national partnerships	5,796	6,148	352
- Other grants and subsidies	639	642	3
Sale of goods and services	3,859	4,213	354
Interest	390	368	(22)
Dividend and income tax equivalents from other sectors	2,013	1,855	(158)
Other dividends and distributions	205	327	122
Fines, regulatory fees and other	2,803	3,178	375

Total Revenue	52,958	55,492	2,534

Expenses from Transactions
Employee	22,724	23,304	580
Superannuation
- Superannuation interest cost	851	889	38
- Other superannuation	2,177	2,167	(10)
Depreciation and amortisation	2,915	2,814	(101)
Interest	1,531	1,625	94
Other property	1	1	0
Other operating	11,426	11,602	176
Grants and transfers
- Current grants and transfers	8,274	8,155	(119)
- Capital grants and transfers	4,049	4,833	784

Total Expenses	53,948	55,391	1,443

BUDGET RESULT — SURPLUS/(DEFICIT) [Net Operating Balance]	(990)	101	1,091

1 - 10	Budget Statement 2010-11

1.3 CAPITAL EXPENDITURE
In 2010-11, capital expenditure in the general government sector will total $7.7 billion. This is an increase of $196 million or 2.6 per cent over the 2009-10 revised estimate.
The profile of the capital program in part reflects the stimulus measures taken by the Australian Government in response to the economic downturn. In keeping with the planned reduction in the profile of stimulus measures, projected expenditure in the out years will be lower than the levels in the 2010-11 Budget year.
Chart 1.1: General Government Capital Expenditure 2006-07 to 2013-14
In the four years to June 2014, capital expenditure in the general government sector is expected to total $25.9 billion, an increase of 19 per cent or $4.1 billion compared with the previous four year period.
For the details of general government agency capital expenditure and projects, see Budget Paper No. 4 Infrastructure Statement.

Budget Statement 2010-11	1 - 11

1.4 BALANCE SHEET
Details of the assets and liabilities of the General Government sector are shown in Table 1.3. The key financial aggregates measuring the strength of State finances are net debt and net financial liabilities. A full discussion of this issue is given in Chapter 3 and further details of assets and liabilities is shown is Chapter 7.
Net debt
Net debt is estimated at $10.4 billion in June 2010 and is expected to increase to $13.5 billion in June 2014. While the Budget has returned to surplus, a significant proportion of the record capital works program continues to be funded by debt, in keeping with the State’s fiscal management principles.
For a discussion of the Government’s fiscal strategy, including a comprehensive assessment of the Government’s performance against its fiscal targets, see Chapter 3 and Appendix A.
Net financial liabilities
Net financial liabilities include the full range of general government sector financial obligations (including debt, unfunded superannuation liabilities, insurance liabilities and employee-related liabilities) less its financial assets (including cash and investments).
Net financial liabilities are estimated at $48.2 billion in June 2010 and are expected to increase to $53.3 billion in June 2014.
The increase in net financial liabilities flows from an increase in net debt and higher liabilities for Government insurance and employee provisions (including superannuation).

1 - 12	Budget Statement 2010-11

Table 1.3: General Government Sector Balance Sheet

	June 2009	June 2010		June 2011	June 2012	June 2013	June 2014
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

ASSETS

Financial Assets
Cash and cash equivalent assets	3,350	2,672	2,859	2,901	2,908	2,767	2,836
Receivables	5,556	4,972	5,562	5,385	5,319	5,681	5,703
Tax equivalent receivables	245	381	271	220	343	422	388
Financial assets at fair value	5,272	6,473	6,951	7,587	8,153	8,753	9,400
Advances paid	780	982	949	1,122	1,285	1,283	1,264
Deferred tax equivalents	4,576	4,632	5,430	5,655	5,781	5,799	5,836
Equity
Investments in other public sector entities	72,646	74,589	76,455	77,421	79,106	81,918	84,619
Investment in associates	1,050	1,099	1,086	1,133	1,181	1,239	1,294
Other	—	4	—	—	—	—	—

Total Financial Assets	93,475	95,804	99,563	101,425	104,075	107,862	111,339

Non-financial Assets
Inventories	250	234	228	229	227	224	211
Forestry stock and other biological assets	7	7	7	7	7	7	7
Assets classified as held for sale	115	168	103	68	109	60	48
Investment properties	274	302	274	274	274	274	274
Property plant and equipment
Land and buildings	49,400	53,039	52,562	55,390	56,207	56,794	57,824
Plant and equipment	7,447	7,486	7,788	7,973	8,314	8,762	9,183
Infrastructure systems	52,086	48,829	54,774	58,028	62,188	65,795	69,224
Intangibles	977	928	1,058	1,126	1,080	967	840
Other	1,023	1,839	908	1,003	1,111	1,228	1,353

Total Non-financial Assets	111,579	112,832	117,701	124,098	129,517	134,110	138,964

Total Assets	205,054	208,636	217,264	225,523	233,592	241,973	250,303

LIABILITIES
Deposits held	72	53	65	57	60	62	65
Payables	3,345	3,023	3,165	3,207	3,333	3,268	3,347
Tax equivalent payables	7	10	7	35	31	22	2
Borrowings and derivatives at fair value	21	—	20	20	20	20	20
Borrowings at amortised cost	16,582	22,088	20,239	22,901	23,930	24,957	26,055
Advances received	835	807	811	861	909	877	844
Employee provisions	9,888	9,688	10,495	10,839	11,309	11,731	12,131
Superannuation provisions (a)	29,423	30,682	27,466	26,157	27,575	28,014	28,064
Deferred tax equivalent provision	746	998	756	748	754	760	766
Other provisions	5,501	5,265	5,560	5,712	5,810	5,983	6,183
Other	2,620	2,438	2,735	2,688	2,625	2,587	2,568

Total Liabilities	69,040	75,052	71,318	73,224	76,356	78,280	80,045

NET ASSETS	136,014	133,584	145,946	152,299	157,236	163,693	170,258

NET WORTH
Accumulated funds	19,484	15,587	23,638	26,918	27,327	28,333	29,563
Reserves	116,530	117,997	122,308	125,381	129,910	135,360	140,695

NET WORTH	136,014	133,584	145,946	152,299	157,236	163,693	170,258

OTHER KEY AGGREGATES
Net Debt (b)	8,108	12,821	10,375	12,228	12,574	13,113	13,485
Net Financial Liabilities	48,211	53,837	48,210	49,219	51,387	52,335	53,325

(a)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.

(b)	Net debt comprises the sum of deposits held, advances received and borrowing, minus the sum of cash deposits, advances paid, and financial assets at fair value. During 2008-09, the RTA reclassified its Sydney Harbour Tunnel obligations from ‘other liabilities’ to ‘borrowings’. This reclassification has been revised in the historic balance sheets. It results in an increase in net debt of between $0.3 and $0.4 billion across earlier years. This reclassification is within liability classes and has no impact on net financial liabilities.

Budget Statement 2010-11	1 - 13

1.5 CASH FLOW
The general government sector is expected to incur a cash deficit of $3 billion in 2009-10 which is a $1.7 billion improvement on the Budgeted outcome. The improved cash result is more favourable than the change in the Budget result because:
•	the Budget result includes additional non-cash expenses relating to actuarial valuations of employee and superannuation liabilities and

•	there are timing differences between cash and accrued dividends and tax equivalents.
The cash result is expected to improve over the forward estimates from a deficit of $1.8 billion in 2010-11 to a small surplus of $86 million in 2013-14. The cash results are driven by an underlying improvement in the Budget position consistent with more favourable forecasts of economic activity and expenditure restraint.
The cash deficits broadly mirror the growth in net debt, although net debt is also affected by unrealised valuation gains and losses on certain financial instruments.
Table 1.4 provides cash flow estimates for the general government sector cash flow statement.

1 - 14	Budget Statement 2010-11

Table 1.4: General Government Sector Cash Flow Statement

	2008-09	2009-10		2010-11	2011-12	2012-13	2013-14
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Taxes received	17,590	18,003	18,657	20,078	21,802	22,330	23,622
Receipts from sales of goods and services	4,673	4,226	4,708	5,054	5,128	5,367	5,697
Grants and subsidies received	22,272	25,658	26,843	26,769	27,080	27,726	28,044
Interest receipts	412	390	352	355	328	350	368
Dividends and income tax equivalents	2,055	1,495	1,957	1,873	1,866	2,378	2,771
Other Receipts	4,875	4,616	4,660	5,760	5,881	5,795	5,791

Total Operating Receipts	51,877	54,388	57,177	59,889	62,084	63,945	66,292

Cash Payments for Operating Activities
Payments for employees	(20,994)	(22,488)	(22,674)	(24,150)	(25,257)	(26,603)	(27,575)
Payments for superannuation	(2,406)	(2,632)	(2,932)	(3,007)	(3,160)	(3,335)	(3,506)
Payments for goods and services	(12,190)	(12,989)	(13,031)	(13,684)	(14,548)	(15,053)	(15,406)
Grants and subsidies paid	(9,321)	(10,462)	(10,748)	(10,096)	(9,827)	(10,052)	(10,265)
Interest paid	(1,029)	(1,054)	(1,094)	(1,385)	(1,454)	(1,529)	(1,580)
Other payments	(2,760)	(2,834)	(3,133)	(2,804)	(2,870)	(2,916)	(3,001)
Total Operating Payments	(48,700)	(52,459)	(53,611)	(55,125)	(57,116)	(59,487)	(61,333)

Net Cash Flows from Operating Activit	3,177	1,929	3,566	4,764	4,968	4,458	4,959

Net Cash Flows from Investments in Non-Financial Assets
Sales of non-financial assets	374	804	733	567	591	519	484
Purchases of non-financial assets	(4,875)	(7,428)	(7,307)	(7,116)	(6,101)	(5,556)	(5,357)

Net Cash Flows from Investments in Non-Financial Assets	(4,501)	(6,624)	(6,573)	(6,549)	(5,510)	(5,037)	(4,873)

Cash Flows from Investments in Financial Assets for Policy Purposes
Receipts	80	279	638	346	275	85	192
Payments	(84)	(426)	(254)	(227)	(221)	(64)	(64)

Net Cash Flows from Investments in Financial Assets for Policy Purpose	(4)	(147)	383	119	54	21	128

Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts from sale/maturity of investments	672	75	275	24	87	93	103
Payments for purchases of investments	(496)	(607)	(1,115)	(347)	(294)	(308)	(336)

Net Cash Flows from Investments in Financial Assets for Liquidity Purpos	176	(532)	(840)	(323)	(206)	(215)	(233)

Budget Statement 2010-11	1 - 15

Table 1.4: General Government Sector Cash Flow Statement (cont)

	2008-09	2009-10		2010-11	2011-12	2012-13	2013-14
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Cash Flows from Financing Activities
Advances received	—	—	—	80	80	—	—
Advances repaid	(49)	(49)	(51)	(52)	(54)	(52)	(53)
Proceeds from borrowings	3,163	5,973	4,123	3,697	1,191	1,207	731
Repayments of borrowings	(949)	(554)	(1,019)	(1,685)	(519)	(524)	(591)
Deposits received (net)	58	(5)	(9)	(9)	1	1	1
Other financing (net)	—	—	—	—	—	—	—

Net Cash Flows from Financing Activities	2,223	5,365	3,043	2,031	700	632	88

Net Increase/ (Decrease) in Cash held	1,071	(9)	(421)	42	6	(141)	69

Derivation of the Cash Result

Net cash flows from operating activities	3,177	1,929	3,566	4,764	4,968	4,458	4,959
Net Cash Flows from Investments in Non-Financial Assets	(4,501)	(6,624)	(6,573)	(6,549)	(5,510)	(5,037)	(4,873)

Cash Surplus/ (Deficit)	(1,324)	(4,695)	(3,007)	(1,785)	(541)	(579)	86

1 - 16	Budget Statement 2010-11

CHAPTER 2:	THE ECONOMY
•	The NSW economy recovered strongly in 2009-10 supported by fiscal and monetary stimulus, high population growth, strong trade links with Asia and a sound domestic financial system. Business and consumer confidence improved sharply during the first half of 2009-10 and stabilised at relatively high levels.

•	Economic growth in 2009-10 is estimated to be 2 1/2 per cent, with employment increasing by 1 per cent and the unemployment rate peaking considerably lower than previously forecast.

•	Economic growth in 2010-11 and 2011-12 is forecast to increase further to 3 and 3 1/2 per cent respectively. The global economy and financial markets are expected to continue to recover, with strong growth in developing Asian economies fostering higher terms of trade and strong mining investment in the Australian economy.

•	Inflation and wages are expected to rise modestly in 2010-11 and 2011-12 but remain contained as solid growth in the economy absorbs much of the spare capacity generated during the last two years.

•	Downside risks to the economic outlook include a significantly slower recovery in the world economy and the possible adverse impacts from deteriorating fiscal positions overseas.

•	Upside risks include faster than expected national domestic demand growth in the short term.
2.1 INTRODUCTION
The 2010-11 Budget follows the methodology used in the 2009-10 Budget. In the 2009-10 Budget the forward estimates methodology was changed from the usual practice of assuming medium-term economic parameters for the last three years of the forward estimates. In keeping with the experience from previous cycles, the new approach assumes that after a period of below-trend growth the economy will experience a period of above-trend growth to return the economy to its potential level.
Forecasts are provided for the Budget year and 2011-12 while projections are made for 2012-13 and 2013-14 based on historical recoveries from economic downturns.

Budget Statement 2010-11	2 - 1

Economic forecasts and projections affect state revenue more significantly than expenditure. In particular, GST, property transfer duty, mining royalties and payroll tax are affected by developments in the international and domestic economies.
This chapter reviews recent economic performance, outlines the economic forecasts and projections underpinning the 2010-11 Budget, then assesses uncertainties in the economic outlook.
Unless otherwise indicated, statistical information in this chapter is sourced from data released by the Australian Bureau of Statistics (ABS) and the Reserve Bank of Australia (RBA). Economic estimates are based on data available at May 2010, which include results to June 2009 for gross state product; to September 2009 for population; to December 2009 for state final demand and the wage price index; to March 2010 for consumer prices; and to April 2010 for the labour force.
2.2 RECENT PERFORMANCE
By Budget time last year the outlook for the global economy had rapidly deteriorated and the worst downturn since the Great Depression was forecast. Despite a large and timely monetary and fiscal stimulus injection into the Australian economy, the deterioration in the global economy was reflected in a forecast modest contraction in national and state activity in 2009-10. Both consumer and business confidence were at low levels, consistent with that forecast.
The Australian and NSW economies performed considerably better than expected in 2009-10. The improvement was supported by fiscal and monetary stimulus, high population growth, strong trade links with Asia and a sound domestic financial system. Business and consumer confidence improved sharply during the first half of 2009-10 and stabilised at relatively high levels (refer Chart 2.1). 2009-10 is now forecast to be a year of economic recovery rather than contraction.
The NSW economy grew by 0.2 per cent in 2008-09, despite the global financial crisis and global recession. This was a shallow downturn by historical standards and international experience. The economy turned around during the second half of 2008-09 and grew strongly in the first half of 2009-10. State final demand growth increased from a 1.2 per cent annualised pace in the six months to the June quarter 2009 to an above-trend pace of 6.1 per cent in the six months to the December quarter 2009.

2 - 2	Budget Statement 2010-11

Chart 2.1: Business and Consumer Confidence
In part, the stronger growth in the Australian and NSW economies reflects the global economy recovering stronger than expected at Budget time last year. The International Monetary Fund (IMF) now expects that global output, after declining by 0.6 per cent in 2009, will grow by 4.2 per cent in 2010, slightly above its decade average. Historically, this is still a modest recovery given the scale of the downturn. Growth in Australia’s major trading partners is expected to be stronger than global growth.
However, the global recovery has been uneven. Growth in most advanced economies has been weak to date and is likely to remain subdued, due to high levels of excess capacity, business and household deleveraging, fiscal consolidation, and ongoing financial sector strains. By contrast, a number of Australia’s major trading partners in Asia have recovered rapidly and authorities have now started to reduce their stimulus.
Strong demand from Asia supported Australian bulk commodity exports and prices, and strengthened mining investment intentions. Australia’s terms of trade are rising after earlier steep falls and are forecast to strengthen further, reflecting higher prices for bulk commodity exports and subdued prices for manufactured imports.
Iron ore and coking coal exports have moved from being based on annual contract pricing to short-term pricing that broadly follows spot market prices. Significant price increases look to have been negotiated for the June quarter 2010. Relative to previous annual contracts these increases are around 100 per cent for iron ore and between 55 per cent and 100 per cent for coking coal.

Budget Statement 2010-11	2 - 3

While New South Wales is less directly affected by these commodity markets than the resource-based states, New South Wales will benefit from the resulting increase in national income and resource sector demand for NSW services and manufactures. The State will also directly benefit from the between 36 and 40 per cent increase in thermal coal annual contract prices for 2010-11.
Chart 2.2: Growth in Real State Final Demand (a)

(a)	Six months to the indicated quarter compared to preceding six months, expressed at an annual rate.
NSW economic trends differed somewhat from the national pattern in 2009-10, mainly reflecting the State’s industry composition and higher levels of mortgage debt. The State benefited strongly from monetary and fiscal stimulus and was less directly exposed to falling commodity prices and weaker global demand.
As shown in Chart 2.2, NSW State final demand growth was stronger than the rest of Australia in the first half of 2009-10, driven by higher growth in household consumption and business spending on machinery and equipment.
Public demand and a continued recovery in dwelling investment will support growth in the second half of 2009-10. However, state final demand growth is expected to moderate in the second half due to slower growth in household consumption, higher interest rates, a reversal of the stimulus-related gains in machinery and equipment investment and ongoing soft private non-residential construction.
At the Half-Yearly Review in December 2009, the gathering strength in the economy was reflected in upward revisions to forecasts for demand, output and the labour market. Forecasts in this Budget reflect further significant upward revisions for 2009-10.

2 - 4	Budget Statement 2010-11

Table 2.1: Revised 2009-10 estimates for NSW Economy
Year average per cent change, unless otherwise indicated

	2009-10	Half-Yearly	Current
	Budget	Review	Estimate

Real state final demand	-1	1	3 3/4
Real gross state product	-1/2	1 1/2	2 1/2
Employment	-1 3/4	0	1
Unemployment rate (year average, per cent)	7 3/4	6 1/2	5 3/4
Sydney CPI (pct through-the-year to June quarter)	2	2 1/4	3 1/4
Wages (wage price index, ordinary time)	3 1/2	3 1/2	3 1/4
Population growth has remained strong, increasing by 1.7 per cent in the year to September 2009 after averaging 1.7 per cent in 2008-09. The last time the State experienced population growth at this rate was in 1987-88. The working age population series indicates that strong growth was sustained during much of the year, with annual growth of 1.8 per cent to the March quarter 2010. Stronger population growth will support employment, consumption and housing investment.
Consumer spending has been stronger than expected in the first half of 2009-10. Consumption was supported by a recovery in household wealth, a resilient labour market and high levels of consumer confidence. Consumer spending rose by 2.2 per cent in the first half of 2009-10, with real retail sales increasing by 1.9 per cent and discretionary retail spending growing strongly. Retail sales softened in the March quarter 2010 as the RBA increased interest rates and household incomes recovered slowly.
Dwelling investment appears to have commenced its recovery in the first half of 2009-10, with modest gains in new construction and a strong lift in alterations and additions. Investment rose by 5.8 per cent in the first half of 2009-10 and is expected to continue to improve, given previous increases in housing finance and building approvals.
While private building approvals have softened since late 2009, at March 2010, in trend terms, they remain 32.2 per cent above levels of a year ago. Private multi-unit dwellings remain a drag on activity, partly due to earlier tight credit conditions for financing of property developments.
In the broader housing market, Sydney established house prices have recovered strongly, increasing by 21 per cent through-the-year to the March quarter 2010. However, new loan approvals for owner-occupiers have moderated since mid 2009 as the impact of the first home buyer stimulus tailed off and more recently, interest rates increased.

Budget Statement 2010-11	2 - 5

Business investment increased by 5.9 per cent in the first half of 2009-10, with a strong 13.4 per cent gain in machinery and equipment more than offsetting a 4.9 per cent decline in non-residential construction. Business investment rose sharply in the December quarter 2009 due to temporary tax concessions for machinery and equipment which ended in December 2009.
While business investment is at its highest level on record, it is expected to slow in the second half of 2009-10 following the pull-forward in demand for machinery and equipment and ongoing softness in commercial and industrial construction, consistent with low private non-residential building approvals and past credit constraints.
However, business sector deleveraging is moderating and conditions have improved, with surveys reporting firm trading conditions, improved capacity utilisation and sustained above-average levels of confidence.
State and local public investment, after rising by 23.5 per cent in 2008-09, increased by 2.3 per cent in the first half of 2009-10 and is expected to continue to support demand in the second half of 2009-10 in line with the NSW State Infrastructure Strategy. Nominal total State capital expenditure is expected to increase by 24.7 per cent in 2009-10, partly compensating for weaker trends in private investment.
With dwelling investment recovering, and strong private consumption and public investment, State final demand is estimated to increase by 3 3/4 per cent in 2009-10 compared with 1.9 per cent growth in the previous year.
NSW farm production and rural exports are expected to be weak in 2009-10 due to below-average rainfall over the first half of 2009-10. ABARE has forecast a 20.8 per cent decline in NSW crop production for 2009-10, although above average summer rainfall may improve summer crop yields.
As a major gateway for national imports, but a modest supplier of national exports, the State usually records a net deficit on overseas trade. In 2009-10, NSW manufactured and service exports were constrained by a rising exchange rate and modest global demand outside of bulk commodities, while rural exports were affected by drought. By contrast, import volumes were supported by strong private consumption and business spending on machinery and equipment, as well as inventory restocking.
Overseas trade, along with balancing items (interstate trade, inventory and statistical discrepancy), may have detracted around 1 1/4 percentage points from gross state product, which is estimated to have increased by 2 1/2 per cent in 2009-10.

2 - 6	Budget Statement 2010-11

The labour market has been stronger than expected in 2009-10, with NSW employment increasing by an estimated 1 per cent and the unemployment rate rising modestly to an estimated average of 5 3/4 per cent. NSW average hours worked are improving, but in the 12 months to February 2010 remained 1.6 per cent lower than a year ago.
Through the first half of 2009-10, full-time employment growth remained subdued while part-time employment growth was strong. However, in recent months full-time employment has grown strongly, while part-time employment growth has slowed, consistent with the improvement in average hours worked.
Wage growth continued to moderate in the first half of 2009-10. The NSW Wage Price Index grew by 2.9 per cent through-the-year to the December quarter 2009, considerably less than the 4 per cent increase through-the-year to the December quarter 2008. This was driven by below-average growth in private sector wages, which slowed to 2.5 per cent through-the-year to the December quarter 2009. By contrast, public sector wage growth remained around its long-run average of 4.2 per cent. Business surveys point to a bottoming of wage growth in late 2009 and modest increases in the second half of 2009-10 in line with the recent labour market improvement.
Inflation, as measured by through-the-year growth in Sydney’s Consumer Price Index (CPI), increased from 2.4 per cent to the March quarter 2009 to 3 per cent to the March quarter 2010, mainly reflecting the partial reversal of earlier large declines in petrol prices, and prices of deposit and loan facilities. Year ended CPI is expected to pick up further to the June quarter 2010.
Underlying inflation continued to slow to 3 per cent through-the-year to the March quarter 2010 as wage growth and capacity pressures eased, and import prices fell due to the appreciation of the exchange rate and low global demand.1 Underlying inflation is expected to continue moderating through-the-year to the June quarter 2010.
In response to stronger than expected economic growth and easing downside risks to the economy, the RBA tightened monetary policy six times between October 2009 and May 2010, bringing lending rates to around decade-average levels. The average bank standard variable mortgage rate rose from 5.8 per cent in July 2009 to 7.4 per cent in May 2010, which is slightly above its average for the period since 1997. Australian long bond yields were comparatively stable, trading within a range of 5.1 to 5.9 per cent between July 2009 and mid May 2010.

[1]	Underlying inflation as measured by the average of the RBA’s weighted median and trimmed mean indexes.

Budget Statement 2010-11	2 - 7

2.3 ECONOMIC OUTLOOK
National and NSW economic activity is expected to increase at an above-trend rate in 2010-11 and 2011-12. The global economy and financial markets are expected to continue to recover. Strong growth in developing Asian economies, fostering a return to higher terms of trade and strong mining investment, will underpin the Australian economy.
An improving labour market and stronger household income growth is also expected. The period will see a transition from stimulus and public sector led growth to sustainable and strong growth in all components of private sector demand.
New South Wales will benefit from these developments, but is also expected to face some headwinds from a high exchange rate and higher interest rates. This means that while New South Wales is expected to grow strongly, resource-based states may grow even more rapidly. Importantly, as outlined in Box 2.1, New South Wales benefits from increased terms of trade through higher incomes, increased interstate trade and the thermal coal industry.
World Economy
Global output is now expected to grow by 4 1/4 per cent in 2010 and 2011, slightly above its decade average. Growth in advanced economies is expected to remain subdued, especially in the Euro Area, the United Kingdom and Japan. Recovery in the United States is more established but risks to its durability remain. By contrast, a number of economies in Asia, led by China, have had very rapid recoveries and are expected to grow strongly over the next two years. Growth in Australia’s major trading partners is expected to be above global growth.
Table 2.2: World Economic Prospects
Per cent change in real GDP, by calendar year

	2009	2010	2011
	Actual	Projected	Projected

World Output	-0.6	4.2	4.3
United States	-2.4	3.1	2.6
Euro Area	-4.1	1	1.5
Japan	-5.2	1.9	2
Korea	0.2	4.5	5
China	8.7	10	9.9
India	5.7	8.8	8.4

Source:	IMF, World Economic Outlook, April 2010.

2 - 8	Budget Statement 2010-11

Australian Economy
Several factors will drive national economic growth over the next two years:
•	Recovery in world activity will continue to increase demand for Australian exports. Momentum in developing Asian economies is expected to support strong growth in bulk commodity prices while slow recoveries in advanced economies are expected to subdue growth in prices of manufactured imports. The terms of trade are therefore expected to increase strongly over the next two years, adding to national income. Strong growth in bulk commodity prices will encourage production and investment in the resource sector.

•	Businesses have been deleveraging over 2009, reflecting both a tightening in credit supply conditions and efforts to strengthen balance sheets by raising additional equity and reducing debt. Business deleveraging appears to be moderating in 2010, with commercial loan approvals showing improvement and anecdotal evidence that credit conditions are easing. Business profits are recovering and business surveys suggest more improvement is expected ahead.

•	While population growth is expected to moderate from the exceptionally high levels of recent years, it will remain strong by historical standards, supporting employment, consumption and housing investment.
Factors moderating growth over the next two years include:
•	The unwinding of expansionary fiscal policies that supported the economy during the downturn. Levels of public investment will decline as intended as governments stimulus measures come to an end. Other forms of indirect fiscal stimulus such as tax concessions for business investment and first home buyer incentives have expired. The Australian Government has also implemented a spending cap in order to bring the Federal Budget back to surplus.

•	Monetary policy has tightened, with lending rates rising to around their decade averages. The technical assumption used in the Budget forecasts is that interest rates will move broadly in line with market expectations.
A key risk is continued uncertainty in global financial markets surrounding sovereign credit risk, particularly in Europe. As recent events have displayed, concerns over the sustainability of public finances in countries such as Greece, Portugal and Spain, can reverberate through financial markets around the world.
On balance, the Australian economy is expected to grow above trend in 2010-11 and 2011-12. Inflationary pressures are expected to remain contained as the spare capacity generated during the period of below-trend growth is absorbed.

Budget Statement 2010-11	2 - 9

New South Wales Economy
The NSW economy is expected to grow strongly in the two years ahead, despite some headwinds:
•	New South Wales is relatively more exposed to interest rates due to higher house prices and household gearing.

•	The New South Wales industry structure relies more on business and financial services than on resource industries which makes it less of a direct beneficiary of returning strong mining investment but more exposed to a high exchange rate.
After solid growth of 2 1/2 per cent in 2009-10, NSW economic output (GSP) is expected to accelerate to an above trend pace of 3 per cent in 2010-11 and 3 1/2 per cent in 2011-12. NSW GSP growth is expected to be above the national average in 2009-10 and slightly below in 2010-11 and 2011-12. These differentials reflect a stronger recovery than nationally in 2009-10 and higher mining investment growth in the resource-based states in 2010-11 and 2011-12.
State final demand is expected to grow at an above trend rate of 3 1/2 per cent in 2010-11 and 2011-12. In 2010-11, planned declines in public investment will detract from growth and business investment will be modest, but dwelling investment will continue to recover, household consumption growth will remain solid, and net exports will improve. A stronger recovery in business investment is expected in 2011-12.

Table 2.3:	Economic Performance and Outlook Year average per cent change, unless otherwise indicated

	2008-09	2009-10	2010-11	2011-12
	Outcomes	Estimates	Forecasts	Forecasts

New South Wales
Real state final demand	1.9	3 3/4	3 1/2	3 1/2
Real gross state product	0.2	2 1/2	3	3 1/2
Employment	0	1	1 3/4	1 3/4
Unemployment rate (a)	5.6	5 3/4	5 1/2	5 1/4
Sydney CPI (b)	1.3	3 1/4	2 3/4	2 3/4
Wage price index	3.8	3 1/4	3 1/2	3 3/4
Australia
Ten year bond rate (a)	5	5 1/2	6	5 3/4

(a)	Year average, per cent

(b)	Per cent change through-the-year to June quarter

2 - 10	Budget Statement 2010-11

Household consumption is expected to remain solid in 2010-11 and 2011-12. Consumers will respond positively to higher employment and wage growth, improved purchasing power from a strong exchange rate, as well as improving household wealth related to equity markets and house prices.
Partially offsetting these factors will be higher interest rates which will detract from household disposable income and higher petrol prices. Although consumer confidence remains relatively high, consumers currently appear cautious in their spending and this may result in higher savings and lower borrowings than in previous upswings.
Dwelling investment is expected to grow strongly in 2010-11 and the recovery is expected to continue in 2011-12. Factors supporting demand include low rental vacancy rates, rising rents, strong population growth and low unemployment.
Dwelling investment in 2010-11 is expected to be supported by improved change-over buyer and investor demand, and a recovery in multi-unit dwellings which was delayed due to past tight credit conditions for financing of property developments. On the downside, rising interest rates and house prices will detract from housing affordability. First home buyer activity is expected to be affected by demand being pulled forward to take advantage of Government initiatives in 2009.
Business investment is expected to record modest gains in 2010-11, followed by stronger growth in 2011-12. Business surveys are reporting above-average levels of business conditions and confidence, as well as improved capacity utilisation and solid forward orders. Investment intentions are continuing to recover but businesses remain cautious outside the mining sector.
The December quarter 2009 ABS capital expenditure survey shows that national business investment intentions for 2010-11 are 15.3 per cent higher than expectations of a year ago. However, this strength is concentrated in the mining sector where expectations are 38.2 per cent higher and account for 48.4 per cent of total expected expenditure.
While business investment is expected to be concentrated in the resource-based states, New South Wales will benefit from continued strong global demand for thermal coal and demand generated by the resource sector for NSW services and manufactures. However, the NSW manufacturing and services export and import competing sectors will be constrained by a high Australian dollar and initially modest global demand outside of bulk commodities.

Budget Statement 2010-11	2 - 11

Box 2.1: Impact of Terms of Trade on New South Wales
The most commonly used measure of state economic activity is real Gross State Product (GSP). It captures the volume of goods and services produced in the state. However, it does not account for the change in the real purchasing power of income generated from state production when the terms of trade change significantly.
The high level of the terms of trade in recent years has boosted the NSW economy. Higher export prices have lifted incomes and lower import prices have improved the purchasing power of business and consumers.
The terms of trade is the ratio of the prices received for exports to the prices paid for imports. Increasing terms of trade, such as from 2003-04 to 2008-09, boosts national and State income.
Source: ABS to 2008-09 and Australian 2010-11 Budget, Statement 2, Table 1: Domestic economy forecasts.
The increase in the terms of trade from 2003-04 to 2008-09 was mainly due to a large rise in demand for Australian commodities from developing economies such as China and India. Commodity prices increased by 135 per cent from 2003-04 to 2008-09, while the accompanying high exchange rate also led to slower growth in import prices.2
The State’s direct exposure to higher bulk commodity prices is primarily limited to thermal coal investments and exports. However, New South Wales benefits indirectly through the redistribution of resource sector income across the country, particularly through increased resource sector demand for NSW services and manufactures. In addition, lower import prices benefit NSW consumers and business investment in machinery and equipment.

[2]	RBA Commodity Price Index in Australian Dollar terms.

2 - 12	Budget Statement 2010-11

Box 2.1: Impact of Terms of Trade on New South Wales (cont)
The effects of import and export price changes on the State’s terms of trade are shown in the chart below. From 2001-02 to 2007-08, import prices either declined or were relatively flat. By contrast, export prices grew strongly from 2004-05 to 2008-09. The combination of these price movements resulted in a strong rise in the State’s terms of trade. Lower import prices make a positive contribution to the terms of trade.
The effect of a rising terms of trade on state economies can be measured by Real Gross State Income (RGSI), which measures the real income derived by the economy once import and export prices are taken into account. NSW GSP has been growing below trend for most of the period since 2001-02, averaging 1.7 per cent annually. By contrast, NSW RGSI has shown stronger growth, averaging 2.9 per cent annually since 2001-02. This trend is expected to continue over the coming years as resource demand resumes its pre-GFC trends.

Budget Statement 2010-11	2 - 13

Public sector investment is expected to detract slightly from growth in 2010-11 and more so in 2011-12 as stimulus capital programs slow, coinciding with a broad-based recovery in private demand. However, public investment, in particular State capital expenditure, will remain at historically high levels. This will continue to support economic activity with commercial and industrial construction taking longer than some other sectors of the economy to recover.
Net exports performance is expected to improve in 2010-11 and 2011-12. Export growth will strengthen due to a recovery from drought in the farm sector, continued strong Asian demand for thermal coal, increased coal export capacity, and the recovery in world activity. However, the strong Australian dollar will restrain growth in non-resource exports. Import growth will continue to be supported by solid consumer spending and improving business investment.
NSW employment is expected to grow at an above trend rate of 1 3/4 per cent in 2010-11 and 2011-12 in line with improved economic output (refer Chart 2.3). The fall in average hours worked and stronger growth in part-time compared with full-time employment that occurred during the recent downturn is forecast to reverse over the period ahead, thereby moderating the recovery in aggregate employment (refer Box 2.2). Strong growth in the working age population and improved workforce participation as the economy recovers are expected to lead to a slow decline in the unemployment rate.
The NSW unemployment rate peaked in March 2009 at 6.8 per cent, near the peak of the 2001 slowdown but well below the 11 per cent peaks in the early 1990s and early 1980s recessions (and below the peak of 8 1/2 per cent forecast in the 2009-10 Budget). The unemployment rate is forecast to decline to 5 1/2 per cent in 2010-11 and 5 1/4 per cent in 2011-12.

2 - 14	Budget Statement 2010-11

Box 2.2: Labour Market
Conditions in the labour market continue to improve. Aggregate employment has returned to above its pre-downturn peak, due to increasing part-time employment. While improving recently, full-time employment remains below its previous peak. Full-time employment has picked up for males since mid-2009 whereas full-time employment for females has only recently started to lift.
Average hours worked by NSW employees are improving after a period where many employers reduced hours worked rather than jobs. However, in the 12 months to February 2010, average hours remained 1.6 per cent lower than a year ago.
Reflecting both the recent improvement in full-time employment and average hours worked, total hours worked in the NSW economy are rising, but are still below their pre-downturn peak.
The unemployment rate declined to 5.8 per cent in April 2010 from a 6.8 per cent peak in March 2009, indicating that the economy will start the current upswing with less spare capacity than previous cycles. However, broader measures of labour underutilisation point to higher levels of unused capacity and therefore less pressure on wages and inflation as the recovery proceeds. Labour underutilisation takes into account the number of persons unemployed and the number of persons who want, and are available for, more hours of work than they currently have.

Budget Statement 2010-11	2 - 15

Box 2.2: Labour Market (cont)
Labour force participation fell during the current downturn, but this decline has been concentrated in the youth and prime-working-age groups and is therefore expected to reverse as the economy recovers. By contrast, older workers have strongly increased their participation, partly due to the reduction in expected retirement income following sharp falls in asset prices during the downturn.
The switch back to full-time employment and higher average hours is forecast to continue over the period ahead, thereby moderating the recovery in aggregate employment. Strong growth in the working age population and improved workforce participation as the economy recovers are expected to slow the decline in the unemployment rate.

2 - 16	Budget Statement 2010-11

Chart 2.3:	NSW Output and Employment annual per cent change
Wage growth, as measured by the Wage Price Index, is expected to increase in response to strengthening labour market conditions, rising from 3 1/4 per cent in 2009-10 to 3 1/2 per cent in 2010-11 and 3 3/4 per cent in 2011-12.
Consumer price inflation is expected to remain contained within the RBA’s 2-3 per cent target range. The through-the-year change in the Sydney CPI is expected to increase by 2 3/4 per cent to June 2011 and June 2012.
Medium-Term Outlook
The Australian and NSW economies have had a consistent recovery path out of recent economic downturns, with acceleration to above-trend growth as business brings underutilised capacity back on line. Coming out of the downturn business is able to draw down slack in the labour market to achieve more rapid job growth without generating pressures on wages and prices. This may continue for a number of years until the output gap opened up by the economic downturn is gradually closed.

Budget Statement 2010-11	2 - 17

NSW output growth during the transitional years (2012-13 and 2013-14) is assumed to be 1/4 of a percentage point above its long-term trend, which is estimated to be 2 3/4 per cent.3 Therefore GSP growth of 3 per cent is projected for those two transitional years. Given the shallowness of the recent downturn the economy is not expected to grow as fast as recoveries in past cycles in the transitional years (refer Chart 2.4).

Table 2.4:	Economic Projections for 2012-13 and 2013-14 Year average per cent change, unless otherwise indicated

Gross state product	3
Population	1
Employment	1 1/4
Sydney CPI	2 1/2
Wage price index	3 3/4
Ten year bond rate (year average, per cent)	5 3/4
The NSW economy is estimated to have had a larger downturn in 2008-09 compared to the national average. NSW GSP growth is also expected to be slightly below the national average in 2010-11 and 2011-12, reflecting higher mining investment growth in the resource-based states. As a result, the forecasts to 2011-12 imply an output gap would still exist in New South Wales.4 The output gap created by below-trend growth in 2008-09 and 2009-10 is projected to be eliminated in 2013-14 if economic activity proceeds as projected.5

[3]	The trend growth rate for the NSW economy is defined, in this context, as the average growth rate of NSW gross state product over the period 1990-91 to 2007-08.

[4]	The output gap is defined, in this context, as the difference between actual and potential GSP. Potential GSP is assumed as the maintenance of trend growth (2 3/4 per cent) from 2007-08 onwards.

[5]	GSP growth is expected to be revised in 2008-09 to partially reflect stronger state final demand growth estimated in more recent quarterly national accounts data.

2 - 18	Budget Statement 2010-11

Chart 2.4:	Growth in New South Wales GSP difference from 1990-91 — 2007-08 trend
Source: ABS data to 2008-09 and Treasury forecasts
2.4 RISKS TO THE ECONOMIC OUTLOOK
Budget estimates rely on assumptions, forecasts and assessments for the economy and other factors made when the Budget was prepared.6 The degree of uncertainty surrounding the outlook remains relatively high as the global economy recovers from a recession and financial crisis. However, risks around the outlook appear to be more balanced than at Budget time last year.
Downside risks to the economic outlook for 2010-11 and 2011-12 include a slower recovery in the world economy and the possible adverse impacts from deteriorating fiscal positions overseas. Upside risks include faster global growth and higher commodity prices leading to stronger than expected national domestic demand growth in the short term.
Slower Than Expected Global Recovery
Private demand in advanced economies will have to lift to sustain their recoveries as stimulus measures and the dynamics of the inventory cycle fade. Their recoveries could be slower than expected as high levels of excess capacity, business and household deleveraging, fiscal consolidation and ongoing financial sector strains weigh more heavily than expected on growth.

[6]	Refer to Appendix F for discussion of other factors affecting Budget outcomes.

Budget Statement 2010-11	2 - 19

Deteriorating Fiscal Positions Overseas
High levels of government borrowing to support demand, and in some cases to support financial institutions, have placed the fiscal positions of many advanced economies in large deficits. Furthermore, large budget deficits in some countries are expected to continue in the short term as economic recoveries progress slowly. There is the possibility that heightened investor concerns, reflected in yields on sovereign debt, may crowd out private sector borrowing and delay their recoveries.
A more immediate issue is the escalation of sovereign risk concerns in Europe which have renewed financial market volatility and risk aversion. Credit ratings in Greece, Spain and Portugal have been downgraded and their bond yields have increased sharply in recent months.
In early May 2010, in an attempt to stop contagion spreading further, the European Union Council established a European Stabilisation Mechanism to provide financial assistance to Euro Area countries, in conjunction with IMF support. This is in addition to the €110 billion European Union-IMF loan package for Greece. Renewed financial market instability could undermine the global economic recovery.
More generally, there is the risk that high levels of government debt and the consequent need for fiscal consolidation over the medium term will inhibit future policy responses and leave their recoveries exposed to new shocks.
Strong Domestic Demand
There is an upside possibility that the recovery in domestic demand may be stronger than expected. This would likely occur as a result of faster global growth and larger than expected increases in commodity prices. Resource sector investment and national income gains could outperform expectations and lead to stronger growth. This would see an earlier re-emergence of capacity constraints and skill shortages putting upward pressure on wage growth and inflation. In that case, further monetary policy tightening would likely occur and growth, while stronger in the short term, may be weaker in 2011-12 and beyond.
A moderate increase in the cash rate is assumed in 2010-11, broadly in line with market expectations. Higher than expected interest rates would moderate the recovery in housing investment and soften consumer spending.

2 - 20	Budget Statement 2010-11

CHAPTER 3: FISCAL STRATEGY

•	In a year of exceptional challenge to global economies, New South Wales and Australian public finances have proved resilient. The NSW Budget result for 2009-10 is now estimated to be a $101 million surplus, an improvement of $1,091 million on the $990 million deficit projected a year ago.

•	Because public finances were strong before the downturn, state and national budgets were able to respond effectively without undue stress on fiscal sustainability. Strong and timely action by state and national governments raising public spending while absorbing lower revenues into the balance sheet, cushioned a slowing in private sector demand.

•	The Australian experience contrasted with that of several overseas jurisdictions which entered the downturn from a less robust fiscal position. Now, as the economy recovers strength, State finances will be rebuilt to prepare for future swings in the economic cycle as well as longer term demographic challenges.

•	State revenue is now improving as the economy regains strength, although revenue has not yet fully recovered from losses during the downturn. Aggregate expense growth will be slow over the Budget and forward estimates period, reflecting the impact of the Better Services and Value Plan in driving efficiency dividends. This combination means:
•	an early return to sustained budget surpluses and a lowering in general government net debt as a share of the economy

•	the ability to provide support for the economy to transition to a broad-based private sector recovery, including assisting recovery in the housing sector and

•	additional spending in high priority programs to assist the most needy in the community.
•	General government net debt is expected to peak at 2.7 per cent of GSP in 2010-11 and to decline thereafter. General government net financial liabilities (NFL) are expected to be 11.0 per cent of GSP in 2010-11 (down from 12.0 per cent at their peak in 2008-09) and to decline further over the forward estimates period.

Budget Statement 2010-11	3 - 1

3.1 INTRODUCTION
Australia has been well served by the actions of state and national governments to strengthen their fiscal positions over the past 15 years. This has enabled governments to respond effectively to challenging economic circumstances without endangering fiscal sustainability.
Australia was able to use its fiscal strength to support the economy during the global financial crisis, without weakening balance sheets as severely as in other OECD economies. For this reason, Australian state and national governments are less exposed to the sovereign debt problems currently faced by overseas governments, particularly in southern Europe.

Chart 3.1:	Net Lending in Australia and Major Overseas Economies
Source:	International Monetary Fund, World Economic Outlook, April 2010. Data precedes the 2010-11 Federal and state Budgets.
Recovery from the global financial crisis will improve State revenues, helping to rebuild the Budget result and strengthen the State’s balance sheet. Temporarily above-trend economic expansion, in line with previous recoveries, will raise adjusted revenue growth to an annual average of 5.7 per cent over the four years to 2013-141.

[1]	“Adjusted” measures exclude the impact of the Australian Government’s Nation Building – Economic Stimulus Plan and other factors which distort year to year comparisons.

3 - 2	Budget Statement 2010-11

Tight control will slow adjusted expenses growth to an average 4.7 per cent per annum over the next four years. The resulting improvement in the Budget position will see net debt and net financial liabilities ease back as shares of the economy over the Budget and forward estimates period.
If the economy does not recover as assumed, or if expenses growth exceeds forecasts, the Government will need to take further remedial steps to ensure the fiscal position regains the margin of strength needed to cope with future fiscal shocks.
3.2 FISCAL STRATEGY
Over a number of budgets the State has had a consistent fiscal strategy of:
•	sustainable aggregate expenditure growth

•	a competitive tax regime conducive to business investment and

•	net debt and other financial liabilities at sustainable levels.
The Government’s fiscal strategy is to maintain a strong balance sheet over the medium term to ensure continued delivery of services. This allows the Budget to support activity and jobs in the short term by using the strength of the State’s balance sheet to maintain service delivery and infrastructure development through periods of cyclically weak revenues. During these periods, debt will increase, acting to cushion the effects of an economic downturn.
This Budget is consistent with the medium-term fiscal strategy — keeping expense growth to levels that allow above-trend revenue growth to be used to build budget surpluses. This will reduce growth in debt and net financial liabilities below that of the economy. This keeps the State’s finances on a sustainable long term pathway which is vital to retaining a triple-A credit rating.
Last year’s Budget was prepared against this fiscal strategy. Given the sombre economic outlook, and acting with the Australian Government and other jurisdictions, the State used its finances to partially offset the slowing in private demand. This included maintaining growth in general government expenses, continuing the planned expansion of the state capital program, implementing the Federal fiscal stimulus initiatives, and temporarily allowing the balance sheet to absorb the impact, while charting a path to restored finances as the economy recovered. The Budget was projected to experience a further two years of deficit, returning to surplus only from 2011-12.

Budget Statement 2010-11	3 - 3

As the year proceeded, economic prospects brightened and revenue performance proved more resilient than anticipated. This was reflected in the upgrades to the estimates in the Half-Yearly Review.

Chart 3.2:	Revisions to Budget Result Estimates
The Half-Yearly Review reported a broadly unchanged estimate for the 2009-10 Budget result, but upwardly revised estimates for the years 2010-11 and 2011-12. The bulk of the improvement came from higher revenues due to a milder slowdown and earlier recovery in the economy.
These improvements were partly offset by upward revisions to projected expenses, reflecting rising world interest rates, accounting adjustments, and parameter changes (see Chapter 1).
Major developments affecting fiscal estimates after the Half-Yearly Review were:
•	The Government announced a reprioritised Metropolitan Transport Plan for the decade to 2019-20, reallocating funds to the new Western Express, additional rolling stock, the North West Rail Link, more buses and depots, and light rail. The Plan is fully funded for the 10 years to 2019-20. The more gradual timetable of capital spending also enhances short-term fiscal flexibility (the Plan is discussed in Chapter 4).

3 - 4	Budget Statement 2010-11

•	The Government finalised the 40-year license transfer for NSW Lotteries Corporation with proceeds of more than $1 billion contributing to State balance sheet improvement (this is discussed in Chapter 7).

•	The Commonwealth Grants Commission issued its 2010 Review, setting new relativities for GST allocation among the states and the Commonwealth revised up the GST pool estimates. The net effect was an increase in estimated NSW GST revenue (this is discussed in Chapters 1 and 5).

•	The Council of Australian Governments (except Western Australia) agreed to National Health and Hospitals Network reforms involving a major restructuring of health services delivery and financing (this is discussed in Chapter 4).
This Budget is prepared in an improving economic environment, the effects of which are projected to improve State tax and GST revenues. As the economy recovers, strengthening the balance sheet has again become the central focus of the Budget.
The Government was able to use the balance sheet to support jobs and service delivery last year because the low levels of net debt that had been achieved over the past decade or more provided space and time to manage the fiscal impact of the global recession. Net debt and net financial liabilities increased during the downturn but without exceeding levels identified by credit rating agencies as likely to trigger a credit rating downgrade.
Now as the economy recovers, the Government will strengthen the balance sheet to prepare for future shocks, including the next economic slowdown.2 This Budget includes policies that restrain expense growth sufficiently to build budget surpluses and reduce growth in net debt and net financial liabilities as the economy recovers.
The fiscal consolidation strategy is applied having regard to the medium-term and long-term fiscal targets and principles set down in the Fiscal Responsibility Act 2005. A key principle is to align the growth in expenses with sustainable long-run growth in revenues. This means that expenses should not automatically change in response to any short-term volatility in revenues.

[2]	Australia has periodically experienced economic recessions. Since WWII, significant economic downturns have occurred in 1951, 1961, 1972, 1974-75, 1977, 1982-83, 1990-91.

Budget Statement 2010-11	3 - 5

The Act also contains balance sheet targets which are designed to keep the level of financial liabilities at low and sustainable levels — consistent with maintaining a triple-A credit rating. The Act will undergo a statutory five-yearly review in 2010-11. The State’s financial position is compared against the targets and principles in Appendix A.
Although most of the Government’s fiscal targets and principles are focussed on the general government sector, the fiscal strategy also takes into account the financial position of the total State sector.
The general government sector receives particular attention because services are usually provided free of charge or at nominal cost to the user, and therefore the services and any associated net debt must be paid for by taxpayers, rather than by the users of the services directly.

Box 3.1:	Implications for Fiscal Policy of Recent Sovereign Debt Stress
The global financial crisis led to sharply increased fiscal stress in a number of overseas economies. These pressures were particularly intense in jurisdictions (both national and sub-national) that were in relatively weak fiscal positions before the onset of the global economic downturn, and faced the task of refinancing large volumes of rapidly maturing paper. Even jurisdictions with comparatively moderate fiscal imbalances came under pressure from contagion as debt markets sought to reduce exposure to sovereign risk. Jurisdictions that were less well prepared against short-term pressures and more exposed to underlying imbalances faced severe stress, leading to credit downgrades and emergency fiscal recovery measures at a time of weakness in their economies.
This episode underscores the importance of:
•	building and maintaining balance sheets strong enough to withstand unforeseen economic events

•	prudent management of financial exposures, including the maturity profile of debt, to reduce rollover risk in periods of heightened global financial stress

•	clear and credible fiscal strategies, backed by a record of proactive response to emerging pressures, that provide a level of certainty to markets that obligations can and will be met and

•	community support for maintaining strong fiscal performance, even when this requires difficult remedial measures.

3 - 6	Budget Statement 2010-11

In contrast, net debt in the commercial part of the PTE sector (which includes agencies providing electricity and water) is supported by assets that earn revenues to cover expenses associated with debt, although non-commercial PTEs (e.g. public transport and housing) receive support from the Budget through grants and subsidies.
From a credit rating agency perspective, however, there are limits to total state financial liabilities for each credit rating. Thus in a period of strong PTE capital spending and rising PTE net debt, as is currently the case, the fiscal strategy needs to be cognisant of movements in total state net financial liabilities. Therefore, a complete picture of the fiscal position requires a ‘Total State’ focus.
3.3 SUPPORT FOR THE ECONOMY
The State’s strong balance sheet means that the NSW Government is able to provide short-term support to activity and jobs during a cyclical downturn. As the need for countercyclical measures recedes, the focus of policy can return to long- run principles of raising productivity growth through sound investment and policy reform, while restoring the balance sheet.
This Budget continues implementation of the large expansion in state capital spending which is expected to support up to 155,000 full-time equivalent jobs each year over the four-year Budget and forward estimates period. This expansion is driven by the need to invest in new and replacement assets in a timely manner in order to support service delivery. General Government and PTE infrastructure spending over the four years to 2013-14 is projected to be $62.2 billion, an increase of $11.5 billion (22.7 per cent) compared to the four years to 2009-10.
While the rate of expansion is slowing, infrastructure investment remains at record levels, and remains a significant support for jobs as the economy transitions to a private sector led recovery.
The NSW Government continues to promote activity and jobs by maintaining business confidence in the management of state finances, and by implementing micro-economic reforms.

Budget Statement 2010-11	3 - 7

In early 2010, the NSW Government released an updated State Plan that focuses on “Investing in a Better Future” with seven key service delivery areas, including better transport and cities, support for jobs and business, and promoting a clever state, healthy communities and a green state. Measures to support business and jobs include:
•	providing record levels of infrastructure investment

•	speeding up planning assessments to support business investment, job creation and to provide certainty to business

•	working with the Innovation Council to grow productivity and attract more higher paid higher value jobs and more knowledge industry business to NSW

•	cutting red tape, with reforms during 2009 already contributing $338 million toward the Government’s red tape reduction target of $500 million by June 2011

•	maintaining the State’s triple-A credit rating and

•	ensuring a 99.98 per cent average reliability of the state electricity supply by 2016 by investing in the largest energy infrastructure program in the State’s history.
Measures announced in this Budget will support the transition to a strong private sector led recovery, in particular the housing construction sector.
This Budget includes investment in planning measures to assist the supply of new housing stock and meet current and prospective high levels of underlying demand for new housing (refer Chapter 4 for details). Stamp duty cuts will also assist the housing construction sector and improve the utilisation of the existing housing stock (refer Chapter 5 for details).
Payroll tax initiatives will improve NSW’s competitiveness. Industry development initiatives and youth skills and training measures will provide the capacity for private sector growth.
Other measures will address key expenditure priorities for the less advantaged in the community.

3 - 8	Budget Statement 2010-11

In summary, the 2010-11 Budget will provide measured support to the economy and to jobs as the economy recovers from the global financial crisis. The stimulus measures announced by the Australian Government at the height of the crisis were always intended to be temporary and targeted, and now are progressively being phased out.
3.4 MAINTAINING SOUND FINANCES
Balance sheet improvement, which is essential for financial security, requires measures to control expenses, maintain revenues, rationalise assets, prioritise infrastructure investment, and share risk with other levels of government.
Managing Expense Growth
A key requirement to maintain a sustainable fiscal position over the long term is to align growth in expenses with sustainable long-run growth in revenues. This means:
•	holding expense growth at long-run revenue growth when revenues are at above trend levels and

•	not requiring expenses cuts when revenue is growing below trend.
A consistent and steady increase in expenses is essential for the efficient delivery of services over time.
However, annual expense growth has exceeded revenue growth by nearly three-quarters of a percentage point per year on average over the past decade. This differential has been driven by increased service delivery pressures in health, increased financial support for rail services and bus reform, and the Government’s policy priorities in the areas of child protection and disability services.
Since late 2008, the Government has been responding to this structural Budget imbalance by evaluating all expenditure activities, setting higher cross-government savings targets, scrutinising programs for potential further efficiency gains and rationalising assets.

Budget Statement 2010-11	3 - 9

The Better Services and Value Plan, announced in the 2009-10 Budget, consolidated the themes announced in November 2008 and will assist agencies in meeting their efficiency dividends and savings under the wages policy. Significant progress has already been achieved in the five key areas of the plan, including:
•	implementing programs to monitor employee-related cost savings under the wages policy

•	agency amalgamations have been formalised and a Blueprint for Corporate and Shared Services has been completed

•	an ICT review has established a benchmarking process to improve efficiency. Savings targets of 5 per cent in 2010-11 and a further 10 per cent in 2011-12 have been built into agency budgets

•	agency expenditure reviews have been conducted in 2009-10 for the Department of Education and Training, the Department of Justice and Attorney General, the Department of Human Services, the Department of Climate Change and Water, and the Department of Industry and Investment. These reviews have identified efficiencies that facilitate the trend to lower expenditure growth rates built into the forward estimates and

•	an IPART review of SOC productivity and an independent consultant’s review of SOC Board performance will both be completed by 30 June 2010. In addition strategic performance reviews of Hunter Water Corporation, Newcastle Port Corporation, State Water Corporation and TransGrid are being undertaken.
Details of this response, and progress achieved, are discussed in Chapter 4.
Adjusted expense growth is projected to decline from an average 6.6 per cent per annum in the four years to 2009-10 to an average 4.7 per cent per annum over the forward estimate years, helping to maintain the Budget in surplus (see Chapter 4).
Maintaining Revenues
While revenues have begun improving as the global economic recovery proceeds, they have not yet returned to pre-recession levels. In this Budget, above trend growth in revenues is being used to rebuild budget surpluses. In addition, and in line with the fiscal strategy, when revenues return to above trend levels, the above-trend component will be used to strengthen the balance sheet, as has been the case in the past. This is integral to the Government’s medium-term fiscal strategy to return the balance sheet to a position strong enough to weather New South Wales’ next fiscal challenge.

3 - 10	Budget Statement 2010-11

Rationalising Assets
The Government will also use the proceeds from business asset sale transactions to improve the balance sheet. In accordance with normal budget practice, the Budget and forward estimates do not include estimates of potential proceeds. To date:
•	the NSW Lotteries Corporation transaction was executed in February 2010 with $1 billion proceeds. The sale has provided an opportunity to significantly improve superannuation funding outcomes and the balance sheet (see Chapter 7 for details)

•	the waste services business WSN Environmental Solutions is being prepared for sale and is expected to be offered to the market during 2010 and

•	the superannuation management business Pillar is implementing business improvement strategies while the investigation into potential transactions continues.
The Government’s Energy Reform Strategy remains on track, with data rooms for the retail energy businesses and the Gentrader contracts opening on 1 July 2010.
Further information on these transactions is given in Chapter 8.
Improving Responsibility and Risk Allocation
Recent health reforms have significantly improved prospects for containing expense growth and improving long-run fiscal sustainability. The reforms that will be implemented in NSW Health — the largest policy area of expenditure for the Budget — are an example of the effective Commonwealth-State cooperation to deliver better services, provide for future demand, and strengthen fiscal viability.
Under national health reforms agreed at Council of Australian Governments (COAG) in April 2010, the Commonwealth will be the leading funder for the hospitals sector, guaranteeing a substantial increase in funding over a 10 year period and committing to absorb 60 per cent of efficient hospital costs in the future.
The key structural change is a shift to activity-based funding channelled through state-based National Funding Authorities to Local Hospital Networks (see Chapter 4 for details).
The agreement provides an additional $1.2 billion of Commonwealth funding for NSW health over the Budget and forward estimates period and an additional $4.9 billion for the 6 years from 2014-15, and passes to the Commonwealth a large part of the financial risk for future growth in health costs — the greatest long-term expenditure pressure on State finances. On both counts, the agreement delivers a major improvement to State fiscal sustainability.

Budget Statement 2010-11	3 - 11

Infrastructure Investment
The Government’s capital expenditure program is integral to supporting delivery of services to the people of New South Wales. The size of the program is dictated by long-term capacity requirements but also recognises the need to deliver infrastructure in a way that is fiscally sustainable in accordance with the State Infrastructure Strategy. Budget Paper No. 4 gives a detailed description of the State infrastructure program, key points being:
•	over the four years to 2013-14, infrastructure spending will total $62.2 billion, including $16.6 billion in 2010-11

•	the program is expected to support up to 155,000 full-time equivalent jobs each year over the four-year Budget and forward estimates period

•	the State’s infrastructure is provided and maintained by both the general government and public trading enterprise sectors and

•	the program ranges from the construction of major infrastructure such as road, rail, housing, electricity substations, hospitals and schools to the acquisition and maintenance of minor plant and equipment.

Chart 3.3:	State Infrastructure Spending

3 - 12	Budget Statement 2010-11

Chart 3.4:	Capital Investment and Net Lending Result in the General Government Sector
The high levels of capital expenditure in 2009-10 and 2010-11 in part reflect the Australian Government’s Nation Building — Economic Stimulus Plan and Nation Building for the Future programs (see Chart 3.3).
There is a close relationship between infrastructure spending and the Government’s net call on financial resources, as shown in Chart 3.4. This is because capital spending must be financed from revenues or borrowings. The recent cyclical downturn has meant that more of general government capital spending has been financed from borrowings.
Beyond 2010-11, general government capital expenditure returns to sustainable levels as does the Budget surplus, thus requiring less recourse to debt financing (see Chapter 7). This creates room on the total State balance sheet for ongoing high levels of PTE capital expenditure, which will be nearly 50 per cent funded from borrowings. As a result, total State NFL will stabilise as a share of the economy over the Budget and forward estimates period.
3.5 SUSTAINABLE BALANCE SHEET
The Government’s fiscal strategy will strengthen the balance sheet over the medium term. The Government will use future above-trend revenues to reduce liabilities as the economy recovers, as it has in the past. Asset sale proceeds will similarly be used as they are received. Strengthening the balance sheet will once again prepare New South Wales to manage future economic shocks.

Budget Statement 2010-11	3 - 13

Chart 3.5:	Net Debt — General Government and Total State
Source:	NSW Treasury for underlying net debt (removing the impact of prepayments and deferral of superannuation contributions); ABS for GSP (actuals to 2008-09) and NSW Treasury (estimates from 2009-10).
Net Debt
Aligning the growth in budget operating expenses with sustainable long-run revenue growth is one of the central tenets of the fiscal strategy. This is because, combined with the infrastructure program, it dictates the need for borrowings by the general government sector. Debt in the general government sector is used to smooth timing mismatches between the receipt of government revenues and its expenditure (including infrastructure spending). In contrast, debt in the PTE sector is generally used to finance infrastructure which generates a commercial return.
By using the proceeds of strong revenue growth and regearing government businesses to commercially prudent levels, the Government reduced underlying net debt in the general government sector over the past decade, from 7.5 per cent of GSP ($12.2 billion) in June 1995 to 0.5 per cent of GSP ($1.5 billion) by June 2006. It is now projected to peak as a share of GSP at 2.7 per cent of GSP ($12.2 billion) at June 2011, in line with implementation of the State Infrastructure Strategy.

3 - 14	Budget Statement 2010-11

Chart 3.5 shows that total State net debt similarly declined over the decade to 2006 but will increase over the Budget and forward estimates period. From 12.1 per cent of GSP in 1995 ($19.6 billion), total State underlying net debt declined to 4.7 per cent by June 2006 ($15.5 billion). Over the next four years, however, net debt as a share of GSP is expected to rise above 10 percent, with the level increasing from $36.0 billion in 2009-10 to $55.2 billion in 2013-14, in line with State infrastructure expansion.
Net Financial Liabilities
The broadest measure of a state’s financial obligations — net financial liabilities — includes net debt, unfunded superannuation liabilities, net self-insurance liabilities and other, primarily employee-related liabilities, such as long service leave. The fiscal strategy appropriately focuses not just on managing debt, but on managing overall net financial liabilities.
As for net debt, the Government’s fiscal strategy is to maintain overall net financial liabilities at levels considered low and sustainable in the future, to retain the policy flexibility to respond to fiscal and economic pressures on the Budget. The Government remains committed to fully funding State superannuation liabilities by 2030.

Chart 3.6:	Net Financial Liabilities — General Government and Total State(a)

(a)	Series break in 2004-05 as a result of the adoption of Australian Equivalents to International Financial Reporting Standards. This increases the reported level of net financial liabilities.

Budget Statement 2010-11	3 - 15

Strong operating results lowered the level of net financial liabilities as a share of GSP between 1995 and 2004. Net financial liabilities then remained broadly stable for a number of years. This ratio increased in 2005 when a change in accounting standards required using a substantially lower discount rate to value superannuation liabilities (increasing the recorded liability). Net financial liabilities rose sharply in 2009, due to higher levels of net debt associated with the capital program and the effect of the global financial crisis as well as changes to liability estimates for superannuation in the general government sector (refer to Chapter 7 for details).
Over the four years to June 2014, growth in net debt is forecast to be the main factor increasing total State net financial liabilities. Net debt is forecast to increase by $19.2 billion to $55.2 billion, while net financial liabilities are forecast to increase by $23.0 billion to $107.9 billion. During this period net financial liabilities are expected to remain relatively unchanged at slightly more than 20 per cent of GSP (as shown in Chart 3.6). The ratio of general government sector net financial liabilities to GSP will fall, while the total state ratio will stabilise reflecting the record PTE capital works program.
Another measure of the State’s financial obligations, used by Standard & Poor’s, is the combination of net debt and unfunded superannuation liabilities relative to total revenue for the non-financial public sector. Changes to the fiscal outlook since last year’s Budget have led to a substantial lowering in the Standard & Poor’s ratio across all years of the Budget and forward estimates. This reflects the impact of brighter economic prospects for revenue performance, and the impact of strong policy measures in recent Budgets in restraining expenditure growth.
The trend in net financial liabilities reflects a strengthening in the Budget position in line with economic recovery. Business asset sale proceeds will be used to further improve net financial liabilities although, in line with normal practice, the Budget and forward estimates do not include estimates of potential proceeds.

3 -16	Budget Statement 2010-11

Chart 3.7: Net Debt and Unfunded Superannuation Liabilities as a share of Total Revenue (non-financial public sector)
3.6	FISCAL TARGETS AND PRINCIPLES: PROGRESS
This section discusses key measures taken to implement the fiscal targets and principles of the Fiscal Responsibility Act 2005 (FRA) underlying the Government’s fiscal strategy, and assesses their achievability in the future. Appendix A provides a tabular summary of progress against each of the FRA targets and principles.
The target for the level of net debt in the general government sector is to keep net debt at or below its level as at 30 June 2005 (0.9 per cent of GSP). Net debt is, however, expected to remain above the target for the foreseeable future for two reasons:
•	first, since the targets were set, there has been a structural change in the size of the infrastructure program — a near doubling in size and

•	second, the Budget deteriorated in line with the cyclical weakening in State revenues during the global financial crisis, requiring a temporarily larger call on the balance sheet to fund the capital program.

Budget Statement 2010-11	3 - 17

General government net debt as a share of GSP is forecast to be 2.5 per cent in 2010 — around 1 1/2 percentage points above the fiscal target. The ratio of net debt to GSP is expected to rise slightly to a peak of 2.7 per cent in 2010-11 but to return to 2.5 per cent by 2013-14.
Other net financial liabilities of the general government sector (mainly unfunded superannuation liabilities) declined by $2.2 billion in 2009-10 and are expected to be reduced by a further $0.8 billion during 2010-11. Total net financial liabilities — the broadest measure of general government financial obligations — are expected to decline from a peak of 12 per cent of GSP in 2008-09 to 10.0 per cent of GSP by 2013-14. This is 2 1/2 percentage points above the medium-term target of 7.5 per cent of GSP.
The main reason why net financial liabilities in the general government sector increased sharply in 2008-09 was a $11.8 billion increase in recorded unfunded superannuation liabilities, which in turn was due primarily to using a lower discount rate to value the liabilities, as required under AASB 119 Employee Benefits international accounting standard. Actual earnings rates have tended to exceed AASB 119 discount rates by substantial margins, leading to substantial downward revisions to unfunded super liability (refer Chapter 7).
NSW Treasury believes that the actuarial funding approach under AAS 25 Financial Reporting by Superannuation Plans that applied prior to 2006 is a more appropriate basis for funding as it provides a better indication of the level of employer contributions required over time to meet future entitlements (discussed in detail in Chapter 7). On that basis, general government net financial liabilities at June 2010 would be $12.6 billion (3.0 percentage points of GSP) less than projected under AASB 119, reducing the ratio of NFL to GSP at June 2010 from 11.5 per cent to 8.5 per cent.
The level of net financial liabilities will be significantly improved over the medium term as business asset sale proceeds are received and used to improve the balance sheet.
The Fiscal Responsibility Act 2005 is due for a statutory five-yearly review during 2010-11, to assess whether:
•	the policy objectives of the Act remain valid and

•	the terms of the Act remain appropriate for securing those objectives.
A report on the outcomes will be tabled in Parliament by June 2011.

3 - 18	Budget Statement 2010-11

3.7 LONG-TERM FISCAL GAP
The 2006-07 Budget provided a benchmark estimate of the long-term fiscal pressures that New South Wales may face by comparing the actual budget outcomes for 2004-05 to the projected budget outcome for 2043-44. At that time it was estimated that demographic and other pressures could lead to a fiscal gap of around 3.4 per cent of GSP over a 40 year horizon.
The fiscal gap is the difference between the base period primary balance as a share of GSP and the primary balance as a share of GSP at the end of the projection period, on a no policy change basis. The primary balance is the gap between spending and revenue excluding interest transactions but including net capital expenditure. A positive gap implies that fiscal pressures will be building over the projection period.
The Fiscal Responsibility Act 2005 requires that each year the long-term fiscal consequences of expenditure and revenue measures be reported in the budget. As such, in addition to the usual budget reporting on the immediate effects of policy initiatives, the Government is required to provide an assessment as to whether policy changes will widen or narrow the long-term fiscal gap (as reported in 2006-07 Budget Paper No. 6 Long-Term Fiscal Pressures Report). This reporting considerably increases fiscal transparency.
The cumulative impact of changes introduced in the 2006-07, 2007-08, 2008-09 and 2009-10 Budgets have been estimated to increase the fiscal gap to 4.3 per cent of GSP by 2043-44. In calculating the impact of the 2010-11 Budget on the fiscal gap, measures of a temporary or one off nature such as the Nation Building — Economic Stimulus Plan or Nation Building for the Future funding from the Australian Government have been removed from the revenue, expense and capital expenditure aggregates.
As previously discussed, the recent COAG reforms to health funding are likely to have significant consequences for the fiscal gap. Under the new arrangement the Australian Government will retain a share of New South Wales GST revenues, to be fixed in 2013-14, in exchange for accepting responsibility for funding primary health care and a 60 per cent share of hospital costs. As the details of these long term funding reforms are still to be finalised, they have not been reflected into the estimate of the current fiscal gap. It should, however, be noted that the additional funds, and associated expenditures, over the Budget and forward estimates period associated with the health COAG agreement have been reflected into the current assessment of the fiscal gap.

Budget Statement 2010-11	3 - 19

Policy decisions since the 2009-10 Budget, resulting in higher expenditure on services, will increase the fiscal gap by 0.68 percentage points. Slightly more net capital expenditure (excluding fiscal stimulus) increases the gap by 0.01 percentage points. Net revenue measures announced since the 2009-10 Budget, including additional funds for Health arising from COAG, will reduce the fiscal gap by 0.08 percentage points. In net terms the impact of policy decisions since the 2009-10 Budget will increase the fiscal gap by 0.62 percentage points, resulting in an overall fiscal gap of approximately 4.9 per cent of GSP.
Fiscal Principle No. 5 of the Fiscal Responsibility Act, 2005 requires that the 2006 Long Term Fiscal Pressures Report be updated and presented in conjunction with the 2011-12 Budget. The update will provide a detailed assessment of the long term fiscal gap over the following forty years taking into account the most recent demographic, economic and fiscal information.

3 - 20	Budget Statement 2010-11

Table 3.1: Key Fiscal Indicators NSW 2002-03 to 2013-14 (per cent)

	2002-03	2003-04	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Estimate	Estimate	Estimate

General Government Sector
Revenue/GSP	13.4	13.1	12.8	13.0	12.7	12.4	12.3	13.2	12.9	12.5	12.3	12.0
Revenue Growth — Nominal	6.7	4.3	3.9	9.1	4.8	6.1	4.7	11.7	3.9	4.0	3.7	2.9
Revenue Growth — Real(a)	4.2	2.3	(2.2)	(1.0)	6.0	0.5	(8.9)	4.6	3.6	2.3	1.9	3.0
Tax Revenue/GSP	5.3	5.2	5.0	4.9	5.0	4.9	4.4	4.5	4.5	4.5	4.4	4.4
Tax Revenue Growth — Nominal	7.1	6.2	1.9	3.9	11.3	4.8	(3.8)	5.0	7.7	6.2	4.5	5.6
Tax Revenue Growth — Real(a)	4.2	2.3	(2.2)	(1.0)	6.0	0.5	(8.9)	4.6	3.6	2.3	1.9	3.0
Expenses/GSP	12.8	12.7	12.7	12.5	12.5	12.2	12.6	13.2	12.7	12.3	12.1	11.9
Expenses Growth — Nominal	6.4	6.3	6.5	4.8	7.9	5.9	8.7	9.6	2.7	3.8	3.8	3.4
Expenses Growth — Real(a)	3.5	2.4	2.2	(0.2)	2.8	1.5	2.9	9.1	(1.2)	0.0	1.3	0.8
Net Operating Result/GSP	0.7	0.4	0.1	0.6	0.2	0.2	(0.2)	0.0	0.2	0.2	0.2	0.1
Net Operating Result /Revenue	4.9	3.1	0.6	4.5	1.8	2.0	(1.8)	0.2	1.3	1.5	1.4	1.0
Gross Capital Expenditure/GSP	1.2	1.2	1.1	1.2	1.2	1.2	1.3	1.8	1.7	1.3	1.1	1.1
Net Lending/GSP	0.2	0.0	(0.2)	0.1	(0.3)	(0.3)	(0.8)	(0.9)	(0.7)	(0.3)	(0.2)	(0.3)
Net Lending/Revenue	1.3	0.1	(1.7)	1.0	(2.3)	(2.1)	(6.6)	(6.8)	(5.7)	(2.5)	(1.4)	(2.2)
Net Debt/GSP (b)	1.4	1.0	0.9	0.5	1.0	1.5	2.0	2.5	2.7	2.6	2.6	2.5
Net Debt/Revenue(b)	10.1	7.9	7.2	3.5	8.2	11.9	16.3	18.7	21.2	21.0	21.1	21.1
Interest/Revenue	2.2	2.1	3.0	2.8	2.8	2.7	3.0	2.9	3.4	3.4	3.4	3.5
Net Financial Liabilities/GSP	9.5	8.7	10.2	8.4	7.3	8.0	12.0	11.5	11.0	10.7	10.4	10.0
Net Financial Liabilities/Revenue	70.5	66.6	80.3	64.6	57.5	64.0	97.1	86.9	85.3	85.7	84.1	83.3
Total State Sector
Net Operating Result/GSP	0.6	0.4	0.1	0.8	0.9	0.6	0.2	0.5	0.1	0.3	0.5	0.3
Net Operating Result /Revenue	3.9	2.7	0.7	5.0	6.0	3.8	1.1	3.1	0.5	2.1	3.2	2.3
Gross Capital Expenditure/GSP	2.5	2.3	2.3	2.6	2.8	2.9	3.3	4.0	3.7	3.3	2.9	2.8
Net Lending/GSP	(0.3)	(0.3)	(0.7)	(0.3)	(0.5)	(1.0)	(1.8)	(1.9)	(1.8)	(1.3)	(0.9)	(1.0)
Net Lending/Revenue	(1.6)	(2.1)	(4.5)	(2.2)	(3.3)	(6.4)	(11.4)	(11.7)	(11.3)	(8.5)	(6.2)	(6.7)
Net Debt/GSP (b)	5.8	5.3	5.4	4.7	5.7	5.7	7.3	8.6	9.5	9.8	10.1	10.3
Net Debt/Revenue(b)	34.8	33.2	34.5	29.9	36.6	37.2	47.4	53.1	60.8	64.7	66.9	69.6
Interest/Revenue	3.7	3.6	4.4	4.3	3.7	4.9	5.2	5.3	6.0	6.2	6.4	6.5
Net Financial Liabilities/GSP	15.9	14.9	17.8	15.5	14.5	15.0	20.0	20.2	20.3	20.5	20.4	20.2
Net Financial Liabilities/Revenue	95.7	92.7	112.7	97.7	93.2	97.5	129.9	125.2	129.7	134.8	135.1	136.1

(a)	Deflated using the gross non-farm product deflator.

(b)	Net debt excludes the impacts of prepayment/deferral of superannuation contributions.

Budget Statement 2010-11	3 - 21

Table 3.2: Key Fiscal Indicators NSW 2002-03 to 2013-14 ($m)

	2002-03	2003-04	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Estimate	Estimate	Estimate

General Government Sector
Total Revenue	36,065	37,632	39,081	42,629	44,694	47,431	49,663	55,492	57,669	59,962	62,196	64,025
Tax Revenue	14,146	15,018	15,300	15,902	17,697	18,554	17,855	18,754	20,194	21,450	22,409	23,668
Total Expenses	34,312	36,479	38,841	40,701	43,900	46,496	50,560	55,391	56,896	59,077	61,334	63,397
Net Operating Result	1,752	1,153	240	1,928	795	935	(897)	101	773	885	863	628
Gross Capital Expenditure	3,349	3,332	3,343	3,949	4,295	4,689	5,293	7,481	7,677	6,310	5,753	6,131
Net Lending/Borrowing	461	41	(661)	431	(1,049)	(1,014)	(3,275)	(3,779)	(3,267)	(1,522)	(887)	(1,381)
Net Debt	3,638	2,970	2,826	1,483	3,645	5,663	8,108	10,375	12,228	12,574	13,113	13,485
Interest Expenses	803	789	1,190	1,184	1,257	1,300	1,505	1,625	1,953	2,046	2,144	2,234
Net Financial Liabilities	25,418	25,072	31,363	27,526	25,685	30,361	48,211	48,210	49,219	51,387	52,335	53,325

Total State Sector (a)
Total Revenue	44,473	46,285	48,344	51,855	54,637	58,587	61,858	67,764	70,007	72,730	76,183	79,256
Total Expenses	42,760	45,025	47,993	49,269	51,365	56,367	61,196	65,648	69,666	71,190	73,783	77,435
Net Operating Result	1,713	1,260	351	2,586	3,271	2,220	662	2,116	341	1,540	2,400	1,821
Gross Capital Expenditure	6,699	6,708	6,986	8,378	9,805	11,216	13,326	16,574	16,590	15,751	14,827	15,098
Net Lending/(Borrowing)	(691)	(986)	(2,163)	(1,143)	(1,807)	(3,729)	(7,068)	(7,919)	(7,926)	(6,173)	(4,757)	(5,320)
Net Debt	15,497	15,357	16,660	15,518	19,982	21,774	29,350	36,008	42,584	47,023	50,986	55,174
Interest Expenses	1,626	1,675	2,143	2,210	2,008	2,843	3,186	3,604	4,186	4,528	4,841	5,158
Net Financial Liabilities	42,562	42,891	54,499	50,661	50,920	57,099	80,327	84,837	90,782	98,068	102,909	107,880
Gross State Product (current prices)	268,508	287,890	306,472	326,757	352,162	381,720	402,334	419,244	447,215	478,650	505,333	533,507

(a)	Includes Public Financial Enterprises sector and therefore differs from estimates shown in Chapter 9.

3 - 22	Budget Statement 2010-11

CHAPTER 4: GENERAL GOVERNMENT EXPENSES

•	Total general government sector expenses in 2010-11 are estimated to be $56.9 billion. This is 2.7 per cent higher than in 2009-10.

•	Budget priorities in 2010-11 are to:
•	stimulate housing supply and accelerate planning reforms

•	continue Government policy reform initiatives including the:
•	Metropolitan Transport Plan: Connecting the City of Cities Caring Together: The Health Action Plan for NSW

•	Keep Them Safe: A Shared Approach to Child Wellbeing and

•	Stronger Together: A New Direction for Disability Services
•	further assist community groups and local government through an extension of the Community Building Partnership program and

•	invest in COAG National Partnership reforms.
•	The growth in expenses will be held below the growth in revenues in the period to 2013-14 to assist in rebuilding the State’s balance sheet following the global financial crisis. This will be achieved through the five-point Better Services and Value Plan, which is being implemented across the public sector.
4.1 INTRODUCTION
The New South Wales Government delivers high quality public services for the benefit of the whole community. The general government sector provides services such as health, education, community and disability services, police and justice, environment services and roads as well as subsidies for public transport services.
Water and electricity services are generally provided by the public trading enterprise sector on a commercial basis, as discussed in Chapter 8.
General government services are mainly funded by the Budget and share some common features:
•	Most expenses are dedicated to human services that improve the wellbeing of individuals and the community. These services are labour intensive and are delivered by professionals, including teachers, nurses, social workers and police officers.

Budget Statement 2010-11	4 - 1

•	The demand for services tends to grow at a rate greater than the general population. Key drivers include an ageing population and an increase in the demand for services as community expectations rise.

•	They are generally provided on a universal basis, focusing on equity and accessibility. Access is often free (e.g. public education and hospitals) or at a heavily subsidised price (e.g. public transport and entry to cultural institutions and national parks).
These services require both recurrent and capital expenditure. This chapter focuses on recurrent expenses — costs such as salaries, grants and operating expenses. Budget Paper No.4 Infrastructure Statement sets out the capital program.
The Budget focuses on delivering high quality public services in a fiscally responsible way. This involves:
•	meeting evolving demand for services due to population and economic growth, changing demographics and technology

•	implementing major Government reforms

•	delivering commitments under the Council of Australian Governments (COAG) Reform Agenda and

•	ongoing implementation of the five point Better Services and Value Plan announced in the 2009-10 Budget to improve service delivery and drive productivity and value for money.
These measures will ensure State finances remain sustainable over the medium term while delivering service improvements.
4.2 EXPENSE PRIORITIES
The State Plan
In early 2010, the Government released a revised State Plan Investing in a Better Future. It articulates the Government’s priorities in making New South Wales a better place in which to live, work and raise a family.

4 - 2	Budget Statement 2010-11

The State Plan covers seven service delivery areas each with their own priorities, targets and actions:
•	better transport and liveable cities

•	supporting jobs and businesses

•	the clever state

•	healthy communities

•	a green state

•	stronger communities and

•	keeping people safe.
Priorities and targets are allocated to Ministers and Directors-General with performance regularly monitored and reviewed against the targets. Agencies must integrate State Plan priorities and targets into their business planning and identify links with their Budget allocations.
Delivering many of the State Plan priorities requires coordination with the Australian Government to ensure that roles and responsibilities are clear. Under COAG agreements, the Government has made a number of joint commitments to implement significant reforms to meet long-term national imperatives of boosting productivity and workforce participation, social inclusion, environmental protection and improving service delivery. COAG indicators have been incorporated in the revised State Plan and in the result indicators and service measures in Budget Paper No.3 Budget Estimates.
2010-11 Priorities
This Budget continues funding for major initiatives such as:
•	the Metropolitan Transport Plan: Connecting the City of Cities

•	Caring Together: The Health Action Plan for NSW

•	Keep Them Safe: A Shared Approach to Child Wellbeing and

•	Stronger Together: A New Direction for Disability Services.

Budget Statement 2010-11	4 - 3

In addition to the above, the Budget contains a number of new initiatives including:
•	improving residential housing activity with a comprehensive housing supply strategy

•	extending the Community Building Partnership program, which assists community groups and local councils and

•	new measures to give young people access to the skills they need to gain employment
These initiatives help all members of the community share in the recovery of the New South Wales economy. Housing construction sector initiatives increase housing supply by making development projects more viable in the face of financing constraints and promote better utilisation of the existing housing stock. The housing initiatives also support jobs and housing affordability.
There is a relationship between housing affordability and the availability of zoned and serviced land. In the 2009-10 Budget, the Government announced initiatives to stimulate development, increase the supply of zoned and serviced land and support jobs in high growth areas. In this Budget, the Government will introduce further measures to boost housing supply. These initiatives are outlined in Box 4.1.
Box 4.1: Comprehensive Housing Supply Strategy
Increasing the level of residential building activity will put downward pressure on house prices and promote sustained economic growth. Housing affordability is a critical issue and new housing construction provides significant flow on benefits to the wider economy and community through multiplier effects.
A number of initiatives have already been implemented by the Government to address the level of housing activity. Zoned lots on the fringe of Sydney are at record levels, with over 68,000 potential dwellings currently zoned including 56,000 zoned with trunk infrastructure. State development infrastructure contributions have also been significantly reduced over the last few years. New South Wales is also benefiting from the Australian Government’s Nation Building — Economic Stimulus Plan which will deliver nearly 6,000 new homes, including 5,600 dwellings currently under construction.
These factors, and the recovery from the impacts of the global financial crisis, are supporting residential building activity. In the six months to March 2010, total residential building approvals have lifted to an annual rate of 36,600, although they still remain below their long run average of 43,000.

4 - 4	Budget Statement 2010-11

Box 4.1: Comprehensive Housing Supply Strategy (cont)
To reinforce the recovery, and to further lift dwelling construction, the Government has prepared a two-year $183.9 million Comprehensive Housing Supply Strategy. This package focuses on seven key areas:
1.	Stamp duty cuts and exemptions for off the plan purchases of new dwellings at a cost of $120 million over the next 2 years

•	Buyers will receive a 25 per cent cut in stamp duty worth up to $5,623 for purchases of new dwellings costing up to $600,000 where construction has already started.

•	Buyers will pay zero stamp duty when purchasing new dwellings worth up to $600,000 ‘off the plan’ — before construction is underway — saving up to $22,490.

•	These cuts should facilitate pre-sales, help make development projects more viable and stimulate the economy through more housing construction.

2.	Stamp duty exemptions for changeover homebuyers who are over 65 purchasing in the next 2 years at a cost of $20 million

•	Over 65s selling their home will pay zero stamp duty if they buy a newly constructed home worth up to $600,000, a concession worth up to $22,490. This policy encourages retirees to downsize to more appropriate housing and will encourage better use of existing housing stock. Purchasers must live in the new property as their principal place of residence for at least 12 months to be eligible for the exemption.

3.	Capping local government development contributions

•	A cap on local government development contributions for new residential dwellings will be introduced and councils will be allowed to fund legitimate infrastructure costs that exceed the cap.

4.	Assistance to local councils to fast track development at a cost of $35 million over two years

•	Priority councils can share in a $5 million Local Contribution Facilitation Fund when they fast-track local development contribution plans. Once completed, the Independent Pricing and Regulatory Tribunal will assess these plans against revised guidelines and regulations that allow councils to recover essential infrastructure costs arising from developing land.

•	Councils will be assisted to bring forward completion of comprehensive LEPs, which incorporate housing and employment targets through the provision over 2 years of $10 million from a Local Environmental Plan (LEP) Acceleration Fund. The focus of the program will be on priority councils in Sydney, the Lower Hunter and the Illawarra.

•	Councils that exceed their average residential building approvals and demonstrate superior performance against development assessment timeframes will be rewarded through a new two-year $20 million Building Approval Advancement Fund. This assists councils with additional infrastructure costs associated with growth.

Budget Statement 2010-11	4 - 5

Box 4.1: Comprehensive Housing Supply Strategy (cont)
5.	Accelerating planning reforms at a cost of $8.9 million

•	Additional funding of $2.9 million will be provided to the Department of Planning over the next two years to facilitate the comprehensive LEP program and accelerate spot rezoning outcomes. A review of development regulations and Development Control Plans will identify and remove inappropriate restrictions on housing development. The Department of Planning will also review its spot rezoning guidelines and principles by October 2010. The focus will be on council planning proposal assessment processes and the Department’s role in the review process.

•	Funding has been provided for a $2 million two-year pilot Council Assistance Scheme to help high growth councils process development applications. This scheme will allow for the processing of development applications for in excess of 1,000 new dwellings a year.

•	$2 million will be provided for the upcoming Transit Oriented State Environmental Planning Policy (SEPP) that will streamline rezoning processes for nominated sites near transport infrastructure.

•	A total of $2 million has been allocated to support initiatives around land release. The existing ‘sustainability criteria’ will be replaced with more transparent and clear criteria for assessing new land release proposals. This will be supported by a new framework for assessing proposals to be included on the Metropolitan Development Program and a review of the Growth Centres land release sequence.
6.	Strong governance arrangements to implement the strategy

•	Coordination between State agencies will be improved through a new Land and Housing Supply Coordination Taskforce.

•	The Taskforce will have an Independent Chair and include key Chief Executive Officers and two other independents.

•	The Taskforce will be charged with implementing a Comprehensive Housing Supply Strategy including implementing strategic planning targets through councils, making recommendations on council payments, and overseeing a review of development regulations.

•	In addition it will identify and remove obstructions to the release of land, delivery of infrastructure and other necessary approvals.

4 - 6	Budget Statement 2010-11

Box 4.1: Comprehensive Housing Supply Strategy (cont)
7.	National Rental Housing Affordability Scheme (NRAS)

•	NRAS is an Australian Government initiative jointly funded with New South Wales that aims to increase the supply of affordable rental housing. The Scheme provides incentive payments (currently $8,672 per dwelling with $2,168 contributed by the NSW Government and $6,504 by the Australian Government) for a ten-year period on the condition that the dwelling is rented at 20 per cent below market rent to eligible low and moderate income households.

•	The NSW Government has already made a total of $90.5 million available for the Expansion Phase of NRAS, with the NSW Government currently seeking applications for Call 3 (open until the 31 August 2010). This significant investment will provide an additional 1,355 affordable rental properties in New South Wales, including up to 200 dwellings in the Redfern Waterloo Authority area. This investment is in addition to 2,545 dwellings already allocated to New South Wales under the Scheme.

•	The Australian Government is expected to announce the opening of Call 4 shortly. The NSW Government will use this opportunity to seek innovative bids from the non-profit and private sector for affordable housing solutions.
A strong labour market is critical to economic recovery. This Budget consolidates and builds on the Government’s previous employment initiatives and the establishment of the NSW Innovation Council. Although addressing unemployment is predominantly a Commonwealth responsibility, the NSW Government has taken an active role in strengthening areas of shared responsibility for service delivery such as in education and training.
The NSW State Plan also places a high priority on developing the potential of young people. It includes a variety of initiatives targeted at students and vocational learning. This Budget builds on those initiatives, as outlined in Box 4.2, by strengthening the support available to young people who are transitioning into employment, but who may not have the skills or the support networks to do so.

Budget Statement 2010-11	4 - 7

Box 4.2: Helping Our Young People To Be Job Ready
Labour force participation in New South Wales fell during the recent downturn, particularly for young people. It is important that young people have access to the skills and training that allows them to be part of the work force and share in the economic recovery.
The NSW State Plan places a high priority on developing the potential of young people. It includes a variety of initiatives targeted at young people and vocational learning, such as:
•	$81 million over the next four years (including $19 million in 2010-11) for the Learn or Earn initiative that provides extra training opportunities for young people and boosts apprenticeships

•	$369 million over the next four years (including $71 million in 2010-11) for raising the school leaving age, so that young people must either be at school, in training, or in a job (or a combination of these) until age 17 and

•	$70 million over the next four years (including $20 million in 2010-11) providing training for 28,000 new apprentices and trainees under the $670 million Productivity Places National Partnership, which aims to provide an additional 175,000 training opportunities for job seekers and existing workers in skills shortage areas.
In addition to these existing efforts, the 2010-11 Budget introduces a new package of targeted initiatives for young people. This new investment of $11.4 million over two years will further support young people to engage in education, training and employment. Initiatives include:
•	$5.5 million to support 2,000 unemployed young people to undertake targeted pre-vocational training courses, including mentoring, work place training and support for job placement

•	$3.9 million to fund Employment Advisors trialled for two years in alternative learning schools and training centres in Illawarra, Central Coast and Western Sydney to help get young people job ready and

•	$2 million to support local community programs which engage young people in sports, skills and leadership development activities.
4.3 MANAGING EXPENSES
The Government’s approach to managing expenses involves the following strategies:
•	establishing Government priorities in the State Plan including service delivery targets and measures of performance

•	applying a value-for-money approach to the distribution of resources on the basis of State Plan priorities and community need

4 - 8	Budget Statement 2010-11

•	supporting efficient and effective use of resources by monitoring and reviewing agency budget allocations and service delivery performance

•	monitoring and responding to cost pressures and changing conditions by applying expenditure controls to achieve efficiencies and improve productivity and

•	building in capacity and flexibility to adapt to changing economic conditions.
Better Services and Value Plan
The Government’s Better Services and Value Plan, announced in the 2009-10 Budget, seeks to:
•	improve service delivery for New South Wales residents and business

•	contain expenditure growth over the forward estimates

•	provide a sustainable basis for service delivery and

•	achieve value-for-money from government expenditure.
The Better Services and Value Taskforce, which oversees the implementation of the Plan, comprises an independent Chair, a further independent expert member along with the Director-General, Department of Premier and Cabinet and the Secretary of the New South Wales Treasury.
The Plan demonstrates the Government’s value-for-money approach to managing expenditure. The Plan has five points:
•	maintaining the Government’s wages policy, which requires employee-related savings to offset increases above 2.5 per cent

•	aligning 160 Government agencies and offices into 13 clusters to improve service delivery and achieve economies of scale

•	reviewing whole-of-government expenditure starting with information and communication technology (ICT) expenditures, legal expenditure, asset utilisation and purchased services

•	in-depth expenditure reviews of agency activities by embedding review teams within agencies and

•	financial performance reviews for all State owned corporations, including the performance of Boards.

Budget Statement 2010-11	4 - 9

This five-point Plan allows the Government to simultaneously review different types of expenditure to maximise value for money, while also driving improved service outcomes.
Excluding fiscal stimulus spending and other factors that distort year to year comparisons, expenses are projected to increase by an average of 4.7 per cent per annum over the four years to 2013-14 compared to 6.6 per cent per annum over the four years to 2009-10. The major contributors to the reduction in expenses growth are:
•	compliance with the Government’s wages policy

•	economies of scale achieved through agency amalgamations and

•	implementation of efficiency measures identified by the expenditure reviews conducted under the Better Services and Value Plan.
Progress Against the Plan
The Expenditure Review Committee of Cabinet, chaired by the Premier, will continue to oversee progress with implementing the Better Services and Value Plan.
Progress against the Plan has enabled the efficiency dividend to be extended to 2013-14, by the trend one per cent rate that has applied across the general government sector since 2005-06.
Wages Policy
In 2010-11, approximately 49 per cent of Government expenses will be employee-related payments. Managing this expenditure is traditionally a major challenge given that front line services, such as education, health care and policing are labour intensive.
The NSW public sector employs a higher proportion of professionals than the private sector. These groups have historically had higher wages growth than other occupations. However even after taking this into account, it is estimated that since September 1997 public sector wages in New South Wales have increased by 9.6 per cent more than in the NSW private sector and by 5.6 per cent more than in the public sector in the rest of Australia.

4 - 10	Budget Statement 2010-11

Chart 4.1: Real Wage Growth
The Government’s wages policy, implemented in September 2007, aims to maintain the real value of wage increases achieved over the past decade and allow for further increases based on delivery of employee-related costs savings. This means that the Government will fund wage increases and associated costs at 2.5 per cent per year, the mid-point of the Reserve Bank of Australia’s 2—3 per cent target inflation range. Wage outcomes greater than 2.5 per cent must be funded by employee-related cost savings such as improved management of sick leave, reduced overtime and enhanced rostering arrangements.
The Better Services and Value Taskforce has introduced programs to monitor implementation of employee-related cost savings initiatives. The program monitors the timely realisation of individual savings, provides the opportunity to proactively manage budget pressures should there be a delay in realising savings and highlights opportunities for sector-wide learning from better practice.
The first round of bargaining under the 2007 Wages Policy is now complete. Significant agreements concluded in the preceding 12 months include those for bus drivers, ambulance officers and police. Other recent agreements to take effect include those for teachers, health employees and Crown employees.
Future wage negotiations include those for rail employees and nurses. All agreements will include measurable employee-related offsets to support a 2.5 per cent cost outcome.

Budget Statement 2010-11	4 - 11

Agency Amalgamations
Agency amalgamations have been formalised through Administrative Orders and legislation. To improve service delivery and achieve economies of scale, 160 Government agencies and offices have been aligned into 13 clusters. Agencies are integrating service delivery and identifying opportunities to deliver front line services and back office support more efficiently under the new structure. Specific reform and transformation programs, led by the Department of Premier and Cabinet, are underway within NSW Transport and Infrastructure, the Department of Human Services and Communities NSW to facilitate their integration process.
A Blueprint for Corporate and Shared Services has been completed to standardise and consolidate corporate and shared services across the public sector. Under the Blueprint, six core service providers will deliver the shared service functions of all agencies within a three year timeframe. A Central Program Management Office has been established in the Department of Premier and Cabinet to drive and monitor the progress of the shared services reforms.
The Central Program Management Office is deploying a sector-wide benchmarking program to identify best practices for corporate services functions and monitor the performance of those functions.
Whole-of-Government Expenditure Reviews
Strategic whole-of-government expenditure reviews focus on discrete areas of expenditure with well-documented evidence to support reforms to improve service delivery to the community.
The 2009-10 strategic reviews covered two areas:
•	Information Communications Technology (ICT) and

•	Legal Services.
The objective of the ICT Review is to make sustainable improvements in the efficiency of the government’s ICT expenditure, leading to ongoing cost savings to the Budget.
The review has established a benchmarking process that allows agencies to better understand their ICT expenditure and improve efficiency to meet savings targets of 5 per cent in 2010-11 and a further 10 per cent in 2011-12.
Half of the savings delivered from the review will be placed in a Reinvestment Pool. The Reinvestment Pool will be used to fund investment in efficiency improving ICT capital projects.

4 - 12	Budget Statement 2010-11

The first phase of the review has been completed. A detailed survey of government agencies has been conducted, expenditure data benchmarked and measures approved to make sustainable improvements in the efficiency of ICT expenditure. This will deliver ICT savings of 5 per cent from 2010-11 onwards. A total of $79 million per annum in savings has been achieved in the first phase.
The second phase of the review has commenced and includes the identification of efficiencies to meet savings targets of a further 10 per cent in 2011-12 (targeting savings of an additional $158 million per annum). By September 2010, government agencies will have approved plans to achieve the additional 10 per cent ICT savings (total 15 per cent savings from 2011-12 onwards).
The Legal Services Review examined drivers of legal expenditure by government agencies including how legal services are purchased and monitored. The review conducted a survey of government agencies and analysed information about legal services expenditure in other jurisdictions.
The report makes a range of recommendations to adopt a strategic whole of government perspective to legal service provision. The recommendations also aim to institutionalise continuous business improvement within agencies. This will result in services that are more transparent and efficient and will assist agencies to achieve fiscally sustainable expenditure on legal services.
Agency Expenditure Reviews
Agency expenditure reviews are targeted at improving service delivery and efficiency by reviewing program alignment with Government priorities, the efficiency and effectiveness of program delivery, and the efficiency of management and support functions. The reviews also assist agencies in driving continuous improvement, ensuring that agency resources continue to deliver value for money to the community over time.
These expenditure reviews are conducted largely on-site within agencies, using an evidence-based and collaborative approach engaging staff from NSW Treasury, external consultants, the Department of Premier and Cabinet and agency representatives.
The Department of Education and Training was the first agency to participate in an expenditure review. Areas the review considered include eliminating duplication of functions, driving further efficiencies in back-office systems and providing more targeted and timely information to decision-makers. Recommendations include providing better management reports to principals, procurement reforms and eliminating activities that duplicate Commonwealth functions. The Department has established a Program Management Office to lead implementation of agreed reforms and support follow-up work on longer-term options. The savings identified in the review will contribute to the agency meeting its ongoing efficiency dividends.

Budget Statement 2010-11	4 - 13

In 2009-10, expenditure reviews will also have been conducted with the Department of Justice and Attorney General, the Department of Human Services, the Department of Climate Change and Water and the Department of Industry and Investment. In addition, NSW Health is subject to ongoing review by the Health Efficiency Improvement Taskforce (HEIT). HEIT is working on productivity and efficiency strategies covering clinical services, regulation, funding, shared services and workforce management.
By December 2010, expenditure reviews will have been conducted across agencies accounting for 95 per cent of general government expenditure.
State Owned Corporations Strategic Performance and Board Reviews
The Government has initiated strategic performance and board reviews of State owned corporations (SOCs). These reviews will assist the Government in its role as an active and engaged shareholder by ensuring the Boards of the SOCs are managing the corporations as efficiently and effectively as possible.
The Board review will be completed during June 2010 and is examining the skills composition of Boards, the performance of Boards and their governance structures.
The Independent Pricing and Regulatory Tribunal (IPART) has also been commissioned to review SOC productivity. The IPART review will examine productivity trends which will inform the strategic performance reviews.
The strategic performance reviews will be undertaken on a rolling basis over the next four years. The reviews of Hunter Water Corporation, Newcastle Port Corporation, the State Water Corporation and TransGrid are currently underway and will be completed in 2009-10. It is anticipated that reviews of Sydney Water Corporation and Port Kembla Port Corporation will commence early in 2010-11. Reviews of Landcom and Sydney Ports Corporation will also be conducted in 2010-11. Reviews of the electricity generators and retailers are scheduled to commence in 2011-12 to allow for completion of the State’s Energy Reform Strategy.
Next steps
The Better Services and Value Taskforce will continue its intensive work program across all five initiatives in 2010-11, ensuring a sustainable basis for the budget and delivering better service outcomes for the NSW community.

4 - 14	Budget Statement 2010-11

To support the implementation of reforms under the Better Services and Value Plan, the Department of Premier and Cabinet and NSW Treasury will work together with line agencies to ensure consistent program management, monitoring and progress reporting of reform initiatives. Additional resources have been allocated to Treasury to support this process and to monitor the implementation of review outcomes.
4.4 EXPENSE TRENDS
Budget estimates are based on the economic projections outlined in Chapter 2.
Total general government expenses for 2010-11 are estimated to be $56.9 billion, 2.7 per cent higher than the revised estimate for 2009-10. Excluding fiscal stimulus spending, and other expenses that distort year to year comparisons, expenses increased on average by 6.6 per cent per annum over the four years to 2009-10, compared with a projected average of 4.7 per cent per annum over the period to 2013-141.
The growth in adjusted expenses over the four years to 2009-10 was driven by several factors:
•	significant growth in health expenses in line with demand

•	increased service delivery in other areas such as community and disability services, and the environment

•	higher grants for rail infrastructure and bus reform and

•	real growth in employee costs prior to the introduction of the Government’s 2.5 per cent wages policy which only applied to new agreements after September 2007.

[1]	In addition to fiscal stimulus spending, other items excluded include actuarial valuation adjustments, items impacted by interest rate movements, first home owners’ grants and land transfers at no cost.

Budget Statement 2010-11	4 - 15

Table 4.1: Summary of Expenses

	2009-10	2010-11	2011-12	2012-13	2013-14
	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m

Employee-related	23,304	24,693	25,772	26,905	27,979
Superannuation	3,057	3,072	3,186	3,214	3,329
Other operating	11,603	12,482	13,417	13,965	14,235
Depreciation and amortisation	2,814	3,045	3,240	3,441	3,587
Current grants and subsidies	8,155	8,605	8,410	8,697	9,292
Capital grants	4,833	3,045	3,006	2,969	2,742
Finance	1,625	1,953	2,046	2,144	2,234
Total Expenses ($m)	55,391	56,896	59,077	61,334	63,397
Year on year change %	9.6	2.7	3.8	3.8	3.4

4 year average growth %
- Headline	8.0				3.4
- Adjusted(a)	6.6				4.7

(a)	Adjusted for fiscal stimulus spending and other factors that distort year to year comparisons.
Expenditure growth over the next four years will be driven by:
•	additional funding to support the implementation of Government policy reform initiatives including the Metropolitan Transport Plan: Connecting the City of Cities, Caring Together: The Health Action Plan for NSW, Keep Them Safe: A Shared Approach to Child Wellbeing, Stronger Together: A New Direction for Disability Services and continued expenditure on education initiatives that improve learning outcomes

•	continued delivery of outcomes and outputs under the COAG agreement for key areas of national reform including health, education, vocational education and training, social housing, indigenous services and competition and business regulation and

•	increased service demand and the impact of a growing and ageing population.
Over the next four years, adjusted expenses are forecast to grow an average of 4.7 per cent per annum. The lower rate of expense growth compared with recent trends will be achieved through:
•	continued implementation of the major initiatives of the Better Services and Value Plan

•	the flow on impact from a slow down in the growth of National Partnership payments

•	the application of the Government’s wages policy over the full Budget and forward estimates period and

•	more modest growth in capital grants.

4 - 16	Budget Statement 2010-11

Employee Costs
As illustrated by Chart 4.2, employee-related expenses account for 43 per cent (or 49 per cent including superannuation) of total expenses, reflecting the labour-intensive nature of government services. Employee-related expenses consist of salaries and wages, annual leave, long service leave costs and superannuation. In addition, a significant portion of other expenses (e.g. rent) are directly linked to employee numbers. Grants and subsidies provided to organisations outside the general government sector for the delivery of government services (for example, grants to non-government organisations that deliver services on behalf of the government and public transport services) also include a high labour component.
Chart 4.2: Total Expenses by Type 2010-11
In year-average terms the NSW general government sector employed 271,416 full-time equivalent employees for the 2008-09 year2. The majority of these employees provide frontline services in the areas of health, education, and public order and safety.

[2]	Source: NSW Workforce Profile 2009 Table 1.

Budget Statement 2010-11	4 - 17

Table 4.2: Employee Expenses

	2009-10	2010-11	2011-12	2012-13	2013-14
	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m

Employee — related ($m) (excluding superannuation)	23,304	24,693	25,772	26,905	27,979
Year on Year Change %	5.5	6.0	4.4	4.4	4.0

4 year average growth %
- Headline	6.6				4.7
- Adjusted(a)	5.5				4.5

(a)	Adjusted for actuarial valuation changes and administrative agency restructures.
Table 4.2 shows growth in general government employee expenses since 2009-10. The growth in expenses, after excluding expenses driven by actuarial adjustments and the impact of bringing Department of Housing and Sydney Harbour Foreshore Authority employees into the general government sector, is expected to fall from an average of 5.5 per cent per annum in the four years to 2009-10 to 4.5 per cent in the four years to 2013-14.
In year average terms, the NSW general government workforce grew by 1.4 per cent in the 12 months to June 2009. The growth was predominantly in the health, social security and welfare, and public order and safety sectors to fulfil COAG and election commitments on frontline services.
The growth in employee-related expenses is broadly consistent with the Government’s wages policy (introduced in September 2007). As demand for services grows and with the implementation of reforms and initiatives, more front line staff are required to deliver on the Government’s commitment to make New South Wales a better place to live, work and raise a family. Services provided for the disadvantaged also require a higher level of Government employee support and assistance.
Service delivery improvements that have contributed to the growth in employee-related expenses over the four years to 2009-10 include:
•	an increase in the number of teachers to implement the Government’s State Plan initiatives including the Best Start initiative and the class size reduction policy

•	the implementation of State Plan initiatives related to child wellbeing and the support of people with disabilities. The Government has implemented Keep Them Safe: A Shared Approach to Child Wellbeing and Stronger Together: A New Direction for Disability Services. Keep them Safe has enhanced early intervention services, established Child Wellbeing Units and a Family Case Management approach, while Stronger Together, focuses on improving services to the disabled and enabling fairer and clearer ways to access services

4 - 18	Budget Statement 2010-11

•	an increase in the authorised strength of police officers at a cost of $48 million in 2006-07 increasing to $113 million by 2009-10. The employment of additional police has flow on effects to other government services, for example, the judicial and corrective systems and

•	the continued implementation of Caring Together: The Health Action Plan for NSW, which included an additional 500 ward-based Clinical Support Officers to improve patient care and safety and established three new agencies to drive innovation and improved decision making across NSW health services.
Over the period to 2013-14, the growth in adjusted employee expenses will reflect:
•	the employment of additional front line staff to implement the Commonwealth’s National Health and Hospitals Network Agreement which introduces four-hour targets for emergency department waiting times and reduces elective surgery waiting lists

•	a 400 increase in authorised police numbers to 15,956 by December 2011. This is an extra 1,350 officers since 2006 at a cost of $152 million in 2010-11

•	high service demand in the health and community services sector, particularly since the introduction of major State reforms (for example, Keep Them Safe: A Shared Approach to Child Wellbeing and Stronger Together: A New Direction for Disability Services) and

•	Government initiatives to improve education outcomes including Raising the School Leaving Age, the Best Start initiative and the Connected Classrooms initiative.
Other Operating Expenses
Other operating expenses are expected to be $12.5 billion in 2010-11, an increase of $879 million over 2009-10. Over the period to 2013-14, these expenses are expected to increase by an average of 5.2 per cent per annum to $14.2 billion.
The growth in other operating expenses over the forward estimates period primarily reflects the impact of inflation on costs, anticipated growth in Commonwealth specific purpose payments and service level growth.
The increase between 2009-10 and 2010-11 reflects mainly increased expenses by:
•	the Roads and Traffic Authority on road maintenance and spending associated with the Road Toll Response package and

•	SiCorp, mostly due to higher public liability insurance costs from increased medical costs and common law claims.

Budget Statement 2010-11	4 - 19

Depreciation and Amortisation
In 2010-11, depreciation and amortisation expense is anticipated to total $3 billion, an increase of $231 million over 2009-10. Over the period to 2013-14, this expense will increase to $3.6 billion reflecting the growth in the stock of infrastructure from the large expansion in capital expenditure in recent years including that funded under the Australian Government’s Nation Building — Economic Stimulus Plan in the Department of Education.
Current Grants and Subsidies
In 2010-11, current grants will increase by $450 million to $8.6 billion. This increase results from government initiatives including grants to support boarding house viability, grants to sporting bodies, allowances for non-government school pupils and industry-based training. Over the period to 2013-14, current grants expense is expected to grow by on average 3.3 per cent per annum.
Capital Grants
In 2010-11, it is expected that capital grants will be $3 billion. This is $1.8 billion less than the revised estimate for 2009-10 and reflects:
•	a reduction of $940 million in payments to the Land and Housing Corporation mostly due to the winding down of new social housing construction under the Australian Government’s Nation Building — Economic Stimulus Plan

•	the impact on first home owners grants from the cessation of the Australian Government’s boost to the First Home Owners Grant Scheme and

•	the transfer of ownership of certain roads from the Roads and Traffic Authority to local councils.
Over the forward estimates period, capital grants expense remains relatively stable, with the major movement being the further winding down of the Australian Government’s Nation Building — Economic Stimulus Plan and transport capital expenditure under the new Metropolitan Transport Plan — Connecting the City of Cities. Under the Plan funds have been reallocated from the Sydney Metro to the new Western Express and other transport initiatives. This results in a more gradual increase in spending over the Plan’s 10 year funding period.

4 - 20	Budget Statement 2010-11

Financing Costs
Financing costs in 2010-11 are expected to be $2 billion, an increase of $328 million over 2009-10. Over the period to 2013-14, financing costs are expected to grow by an average of 8.3 per cent per annum to $2.2 billion. The increase is in line with movements in interest rates and the growth of borrowings used to partly fund the capital program.
4.5 POLICY PRIORITIES
Chart 4.3 shows expenses by Government Finance Statistics (GFS) policy areas for 2010-11. GFS policy areas do not always align with individual agency expenses because agency services may be classified into more than one GFS area.
The majority of expenses are incurred in the health, education, and transport and communications areas, which together comprise approximately 59.5 per cent of total expenses. A further 18.4 per cent is spent on public order and safety, and social security and welfare. The remaining 22.1 per cent includes expenses on environment protection and natural resources, housing and associated amenities and government and economic services.
Chart 4.3: Expenses by Policy Area, 2010-11
Table 4.3 shows the growth in expenses for policy areas over the period 2006-07 to 2010-11. Expenses growth has been highest in the policy areas of social security and welfare, health, and environment and natural resources. This reflects the Government’s response to changing external conditions including increased demands in the areas of child protection and support for people with disabilities, an ageing population and climate change and drought.

Budget Statement 2010-11	4 - 21

Table 4.3: Growth in Expenses by Policy Area(a)

	2006-07	2010-11	Growth in
	Actual	Budget	Expenses
	$m	$m	%

Health	11,699	15,233	30.2
Education and Training	9,976	12,187	22.2
Transport and Communications(b)	5,119	6,447	25.9
Public Order and Safety	4,624	5,563	20.3
Social Security and Welfare	3,339	4,878	46.1
Environment Protection and Natural Resources	1,827	2,277	24.6

(a)	Table 4.3 does not directly equate to the sum of individual agency expenses reported in Budget Paper No. 3 Budget Estimates. GFS policy areas relate to the purpose of an activity and this may not directly align with organisational structures. In addition, data is prepared on a consolidated basis where transfers between general government agencies are eliminated.

(b)	The Transport and Communications amount for 2006-07 has been adjusted to exclude a one-off grant of $960 million made for the repayment of rail debt.
Health
The NSW public health system delivers hospital and community based health services to protect and promote the health of the NSW community. The system comprises eight Area Health Services, the Ambulance Service of NSW, four statutory health corporations, 18 affiliated health organisations and a range of health support and health infrastructure services.
The key State Plan priorities for the health portfolio are:
•	improve and maintain access to quality healthcare in the face of increasing demand

•	improve survival rates and quality of life for people with potentially fatal or chronic illness

•	promote healthy lifestyles

•	improve outcomes in mental health and

•	reduce preventable hospital admissions.

4 -22	Budget Statement 2010-11

Nature of Expenses and Major Trends
Public access to quality health care is an ongoing Government priority. Budget expenses in the Health sector in 2010-11 are estimated at $15.2 billion. Between 2006-07 and 2010-11, expenses in the health policy area has grown by $3.5 billion.
Funding arrangements for NSW Health provide for increasing healthcare services, service improvements and rising costs. These funding arrangements were reformed in the 2009-10 Budget to align them with a rate of growth that is consistent with the State’s long term fiscal capacity while recognising the additional pressures on health expenses and providing more certainty to NSW Health over the next four years.
Performance
During 2009-10, NSW Health has met higher demand for services while maintaining strong performance:
•	While the number of attendances in emergency departments is expected to increase by 95,000 in 2009-10, the proportion of emergency cases treated within the national benchmark times has been either improved or maintained in four of the five categories. Based on the most recent national data, New South Wales had the highest level of performance for emergency department waiting times.

•	The percentage of elective surgery patients seen within the recommended waiting times is expected to increase from 93 per cent in 2008-09 to 95 per cent in 2009-10 for urgent patients and from 94 per cent to 95 per cent for non-urgent patients. Again, based on the most recent national data, NSW had the highest level of performance for this measure.

•	New South Wales is effectively treating people in the community. At 28 per cent, New South Wales had the second lowest rate of avoidable hospital admissions after the Australian Capital Territory in 2007-08. The average length of stay for overnight separations has declined from 5.3 days in 2007-08 to 5.1 days in 2009-10.
Areas of Major Reform
In April 2010, the Council of Australian Governments (except for Western Australia) agreed to the National Health and Hospitals Network Agreement. Box 4.3 explains the key elements of the Agreement. The Agreement establishes the Australian Government as the majority funder of public hospital services and the level of government with full funding and policy responsibility for primary health and aged care.

Budget Statement 2010-11	4 - 23

The NSW Government continues to progress other reforms to improve health service delivery while managing demand and cost pressures:
•	Caring Together: The Health Action Plan for NSW sets out the Government’s plan for public acute care services over the next five years to improve patient care and safety and the efficiency and productivity of the NSW health system. The Government allocated an additional $485 million over four years to implement the Plan. In the 2009-10 Budget, NSW Health was provided with an extra $100 million brought forward to accelerate implementation of the Plan. In the 2010-11 Budget, this $100 million bring forward has been built into NSW Health’s base funding.

•	Progress with Caring Together is monitored by an Independent Panel and includes establishment of new agencies to drive innovation and improved decision making across NSW health services. The Bureau of Health Information will provide independent information on the performance of the public health system in NSW. The Agency for Clinical Innovation will develop new models of care for adoption across the NSW health system. The Clinical Education and Training Institute will support innovative multi-disciplinary training and provide leadership in addressing the workforce challenges faced by health services.

•	In 2009-10, the interagency Health Efficiency Improvement Taskforce identified and prioritised strategies to deliver value for money in the NSW health system.

•	NSW Health implemented Episode Funding in 2009-10. NSW Health’s Episode Funding model establishes clear links between the budget of each hospital and the hospital’s admitted activity level and case mix profile. This will help position NSW for National Health and Hospitals Network reforms, which will implement activity based funding nationally.

•	Improved financial management systems and practices are being delivered through standardised financial and human resources reporting, a strengthened performance management framework and a state-wide financial management information system.

4 -24	Budget Statement 2010-11

Box 4.3: COAG’s National Health and Hospitals Network for Australia’s Future
On 19 and 20 April 2010, the Council of Australian Governments (COAG), with the exception of Western Australia, reached an historic agreement to establish a National Health and Hospitals Network (NHHN).
Under the agreement, the Commonwealth will fund 60 per cent of the efficient price of public hospital services and will take full funding and policy responsibility for GP and primary health care services, and aged care services. Responsibility for hospital management will be devolved to new Local Hospital Networks (LHNs). The NSW Government will remain the system manager for all public hospitals in NSW and will be the single purchaser — through service agreements — of public hospital services to be delivered by LHNs.
A NSW Funding Authority will be established to receive funds from both the Commonwealth and State governments to pay LHNs on an activity basis for public hospital services. Other Commonwealth payments will be made to the State and will include community service obligations to support small regional and rural public hospitals. An Independent Hospital Pricing Authority will set the national efficient price for the Commonwealth’s activity based payment for public hospital services.
COAG also agreed to new, higher performance standards for access to emergency department care and elective surgery within clinically recommended times. Transparent reporting will provide more information about national, state and local performance of the health system.
Through the NHHN Agreement, the NSW Government has secured significant increases in funding from the Commonwealth — $1.2 billion over the forward estimates and then a guaranteed $15.6 billion nationally, estimated at $4.9 billion for New South Wales, in the subsequent six years.
The $1.2 billion to New South Wales over the forward estimates will provide:
•	$527 million for additional sub-acute care services and beds

•	$249 million for elective surgery to implement access targets for elective surgery in stages so that 95 per cent of patients waiting for surgery will be treated within clinically recommended times

•	$233 million for emergency department services to implement new four-hour National Access Target in stages so that patients are admitted, referred, or discharged within four hours of presentation in an emergency department

•	$96 million to support longer stay patients in hospitals

•	$56 million to be used flexibly in relation to emergency departments, elective surgery and sub-acute care and

•	$39 million for comprehensive Multi Purpose Service centres to provide appropriate care and facilities for older and more vulnerable patients, particularly in regional and rural areas, who need longer term care.

Budget Statement 2010-11	4 - 25

Box 4.3: COAG’s National Health and Hospitals Network for Australia’s Future (cont)
The people of NSW will also benefit from other new Commonwealth investment of around $1 billion over the next four years including:
•	health workforce measures to support doctors, nurses, and allied health professionals

•	funding for aged care to provide more appropriate care for older Australians and reduce pressure on public hospitals

•	provision of better coordinated and integrated care for people with diabetes and

•	measures focusing on early intervention and youth friendly services in mental health.
Education and Training
The Government’s education and training services aim to provide equitable opportunities to all students leading to successful student outcomes and a skilled workforce. These services include school education services, vocational and workforce training, technical and further education (TAFE) services and student support services, including school student transport.
A strategy of the State Plan is to reinforce NSW’s position as a ‘Clever State’. The key State Plan priorities that relate to education and training and achievement of this strategy are:
•	support students to reach their full potential at school

•	engage students in learning for longer and

•	improve access to jobs and training.
In recent years, NSW’s education performance has improved in both literacy and numeracy. In 2009, New South Wales achieved the best results in the country for spelling with NSW students achieving the highest mean scores in Years 3, 5, 7 and 9. NSW also had the highest percentage of students in the top band of numeracy in Years 3, 5, 7 and 9, the top band for writing in Year 3 and the highest percentage in the top band for grammar and punctuation for Year 5.
Nature of Expenses and Major Trends
Budget expenses in the Education and Training sector in 2010-11 are estimated at $12.2 billion. Between 2006-07 and 2010-11, expenses in this area have grown by $2.2 billion or 22.2 per cent.

4 -26	Budget Statement 2010-11

Major reasons for this growth include the class size reduction program (fully implemented in 2007) and commencement of a number of National Partnerships (NPs) with the Australian Government.
The Government’s activities in education and training are affected by the following expenditure drivers:
•	Education in NSW Government schools is provided on a universal basis, free-of-charge. A core commitment in government schools is access for all students (including those with special needs and geographic, economic, or social disadvantage) and free or subsidised travel to schools.

•	Overall student numbers are forecast to increase gradually over the next four years.

•	Teaching is labour intensive, with over 55,000 frontline teachers.

•	New South Wales has over 2,200 government schools and 132 TAFE campuses across the State. Costs arise from the maintenance and upgrade of buildings.

•	New technologies with high up-front and ongoing costs are being rapidly expanded in school classrooms.
Areas of Major Reform
In May 2009 the Government introduced legislation to make compulsory the completion of Year 10 and a participation requirement in education, training or work until the age of 17 to ensure students in New South Wales are equipped with the education and skills required for life. An additional $100 million per annum will be spent on this initiative once fully implemented.
In 2010-11, the Government will continue key initiatives to implement State Plan priorities including:
•	$124 million over the next four years for the Best Start initiative to introduce a consistent literacy and numeracy assessment to better guide the learning of all kindergarten students in public schools

•	$47 million over the next four years for the Connected Classrooms initiative to significantly expand technology based learning in government schools

•	$36 million over the next four years for the Support for Beginning Teachers initiative to improve the effectiveness and retention of permanent new teachers and

•	$19 million over the next four years for the Transition to Year 7 initiative to provide support for students’ transition from primary to secondary schools.

Budget Statement 2010-11	4 - 27

New South Wales is also working with the Australian Government to implement a number of NPs to reform and strengthen the education and training system. These partnerships include:
•	The Smarter Schools strategy involving three NPs that commenced operation in 2009. The NPs focus on improving teacher quality, strengthening literacy and numeracy teaching and supporting schools serving disadvantaged communities. Over $1 billion of NSW and Australian government funding will be spent on the Smarter Schools NPs over the next four years

•	$75 million on the Digital Education Revolution in 2010-11 to provide improved ICT access for all students in years 9 to 12 and

•	$192 million of NSW and Australian government funding in 2010-11 under the Productivity Places Program National Partnership. This Program represents a significant injection of funding in the NSW vocational education and training sector of around $670 million over four years, delivering an additional 175,000 training opportunities for job seekers and existing workers in skill shortage areas.
Transport and Communications
Transport underpins access to jobs, services and facilities and has a major impact on quality of life. The NSW State Plan and the Metropolitan Strategy: City of Cities — A Plan for Sydney’s Future together outline how the Sydney metropolitan area will grow sustainably. The Metropolitan Transport Plan: Connecting the City of Cities supports the Metropolitan Strategy and includes a package of major transport infrastructure priorities to meet Sydney’s growth now and into the future.
The Government delivers two major components of the transport system: the provision of public transport which is subsidised through the Department of Transport and Infrastructure and the management and delivery of major road infrastructure undertaken by the Roads and Traffic Authority (RTA).
Nature of Expenses and Major Trends
Budget expenses in the transport sector in 2010-11 are estimated at $6.4 billion. Between 2006-07 and 2010-11 expenses have grown by 26 per cent, excluding a one-off grant of $960 million in 2006-07 to repay rail debt.
The overall rate of expense growth on roads is linked to hypothecated funding from taxes and charges and is also tied to growth in the consumer price index and vehicle registrations.

4 - 28	Budget Statement 2010-11

A significant driver of growth in the record level of total road and transport expenses over the period to 2009-10 is the increase in the level of patronage for public transport. Additional funding has been used to improve rail services by expanding the capacity of the network by way of track improvements and new rollingstock and to increase the bus fleet for both private and public operators. Major bus reform has delivered new bus networks that better reflect commuter travel needs.
Sydney’s share of adults using public transport for work and study is higher than anywhere else in Australia at 26.3 per cent. This is almost 50 per cent higher than the next Australian city (Melbourne, 17.7 per cent) as illustrated in Chart 4.4.
Chart 4.4: Public Transport Share of Adult Journeys to Work and Study
Source:	ABS 2003 and 2006 Household Surveys of Waste Management and Transport Use and ABS 1996 and 2000 Environment Surveys.
In 2010-11, funding for passenger rail services (including grants to Rail Corporation and to the Transport Infrastructure Development Corporation) are forecast at $3.2 billion.
Spending on passenger rail services will facilitate continued improvement in CityRail’s performance and meet the Metropolitan Transport Plan and State Plan priorities. It reflects:
•	increased capital investment in new rollingstock, the South West Rail Link, Rail Clearways and an increase in spending on CityRail maintenance

•	major service initiatives including the Everyday Service Essentials program to improve customer service and recruiting additional drivers and guards and

•	adjustments to the capital structure of transport businesses, including debt reduction.

Budget Statement 2010-11	4 - 29

Improving customer service continues to be a key priority. The 2009 Customer Charter for CityRail service was the first of its kind and is Rail Corporation’s commitment to continually improving service to its customers. The peak on-time running performance of CityRail to end March 2010 is 96.8 per cent compared to the target of 92 per cent.
Areas of Major Reform
The Metropolitan Transport Plan: Connecting the City of Cities released in February 2010 sets out a 10-year fully funded package of transport infrastructure for the Sydney metropolitan area. The Plan will also benefit the Illawarra, Central Coast and Hunter areas.
Box 4.3: Delivering the Metropolitan Transport Plan
Comprising $50.2 billion in spending over the next 10 years and $22.3 billion over the next 4 years, the Plan is consistent with maintaining the State’s triple-A credit rating and delivering value for money projects.
The Plan includes:
•	a new $4.5 billion Western Express CityRail service. The project will improve capacity and travel times by separating western services from inner city trains

•	the $2.1 billion South West Rail Link, already under construction and due for completion by 2016

•	the $6.7 billion North West Rail Link from Epping to Rouse Hill, with work starting in 2017

•	$3.1 billion for new trains over the next 10 years, in addition to the 626 carriages already on order

•	more than $400 million for commuter car parks

•	$2.9 billion for improvements to bus services, including 1,000 new buses, bus priority measures and new depots

•	a $500 million expansion of the current light rail system, with up to 20 new stations and almost 10 kilometres of new track

•	$158 million for cycleways to complete many of Sydney’s high priority missing links

•	$225 million over 10 years for Sydney Ferries, including the replacement of six vessels

•	$21.9 billion over the next 10 years for continued investment in the road network.

4 - 30	Budget Statement 2010-11

Public Order and Safety
The public order and safety area covers the activities of agencies in the criminal justice system, including services provided by the NSW Police Force, the Department of Justice and Attorney General and the Juvenile Justice Division of the Department of Human Services. The activities of other emergency services agencies such as the State Emergency Service, the NSW Fire Brigades and the Department of Rural Fire Service are also included in this policy area.
Services provided by these agencies aim to promote safe communities through reducing crime, providing support for victims, encouraging fire safety, managing fires and other hazardous events and providing rescue services.
Justice agencies contribute to the achievement of key State Plan priorities to:
•	reduce rates of crime, particularly violent crime

•	reduce levels of anti-social behaviour

•	reduce re-offending and

•	improve the efficiency of the court system.
Nature of expenses and major trends
Between 2006-07 and 2010-11 expenses in the public order and safety area have grown by 20.3 per cent to $5.6 billion. The NSW Police Force is a major driver of expenditure growth, with budgeted expenses increasing by 17.5 per cent from $2.3 billion in 2006-07 to $2.7 billion in 2010-11.
Increased policing activities and investigations have led to an increase in the number of criminal cases finalised in the courts system. Between 2004-05 and 2008-09, the overall number of criminal cases finalised in the Supreme, District and Local Courts increased by 7.2 per cent, with the largest increase of over 18 per cent occurring in the District Court.
The NSW Bureau of Crime Statistics and Research reports that in the 24 months to December 2009, nine of the 17 major offence categories remained stable while eight were trending downwards. The number of property crime incidents has fallen from 78,000 in 2005-06 to 64,000 in 2009-10. Personal crime incidents have also shown a decrease from 82,000 to 76,000 over the same period. Both personal and property crime are currently below the State Plan long-term targets.

Budget Statement 2010-11	4 - 31

Expenditures by Corrective Services NSW and Juvenile Justice will increase to an estimated $1.2 billion in 2010-11. This increase reflects both demand pressures created by increasing inmate numbers and new initiatives to better monitor and supervise offenders serving community-based orders.
The Attorney General’s Division of the Department of Justice and Attorney General has been allocated $828.3 million for recurrent expenses in 2010-11. Around 77 per cent of the Division’s expenditures will be directed towards court services, early intervention and crime prevention and victim and community support services. The balance of funding will be spent on a range of activities, including regulatory services and legal services provided by the Crown Solicitor’s Office.
The combined expenses of the State Emergency Services, New South Wales Fire Brigades and the Department of Rural Fire Service are budgeted at $904 million in 2010-11.
Areas of major reform
The Government is delivering on its commitment to increase police numbers. Since March 2006, authorised strength has increased by 1,100 to a total of 15,556 officers. Authorised strength will be progressively increased by a further 400 positions to 15,956 by December 2011, including an additional 250 positions this financial year. A number of operational improvements are also cutting paperwork and administration to free up police for frontline duties.
The Department of Corrective Services is in the final stages of implementing a range of workplace reforms to improve efficiency, including improved rostering, employing casual staff to fill unexpected and short term vacancies and more effective management plans. Reforms also include private sector operation of a correctional centre at Parklea, which commenced on 31 October 2009.
Consistent with State Plan Priorities the Government will continue to:
•	review police powers and related laws to reduce crime, anti-social behaviour and alcohol-related crime

•	target criminal gangs with tough new anti-gang laws that provide the NSW Police Force and the NSW Crime Commission with greater power to search and confiscate the proceeds of crime

•	provide more support for victims of domestic and family violence through access to specialist police officers, implement a more coordinated and strategic policing response to domestic violence issues and take action to reduce the occurrence of domestic violence homicides

4 -32	Budget Statement 2010-11

•	widen the use of early intervention programs, particularly to reduce juvenile crime and re-offending, through Youth Conduct Orders and Intensive Supervision Programs that work with young offenders and their families on the reasons they commit crime

•	improve the way Government agencies share information and services to manage repeat offenders in an integrated way

•	provide support programs which divert offenders to appropriate alternative programs such as the Magistrates Early Referral in Treatment (MERIT) and Drug Court of NSW and Court Referred Eligible Defendants into Treatment (CREDIT)

•	expand specialised early intervention services aimed at keeping Aboriginal offenders out of prison and addressing offending behaviour in a culturally effective manner

•	increase the use of Alternate Dispute Resolution to settle disputes through means other than judicial or court based decisions and

•	expand services to support victims of crime, including a Victim Access Line to provide one access point for all information and services that victims may require during their contact with the criminal justice system.
The introduction of JusticeLink across the court system to link justice agencies and facilitate data sharing is also expected to reduce the need to attend court in person.
Social Security and Welfare
The Government provides community and disability services to support those who are most disadvantaged or who need support during times of crisis.
This policy area contributes towards the State Plan’s vision for ‘Stronger Communities’. The key State Plan priorities that relate to social security and welfare are:
•	improving child wellbeing, health and safety

•	strengthening Aboriginal communities

•	supporting people with disabilities

•	reducing homelessness and

•	increasing volunteering.

Budget Statement 2010-11	4 - 33

As part of the Government’s reform of the NSW public sector, the Department of Human Services was established in July 2009 through the amalgamation of Aboriginal Affairs, Ageing, Disability and Home Care, Community Services, Juvenile Justice and Housing service agencies. The Department will deliver better outcomes for the most disadvantaged by improving the coordination, effectiveness and efficiency of service delivery. A key aspect of the Department’s approach is to build on families’ capability to address challenges themselves.
Key priorities for the Department include:
•	improving services for Aboriginal children, families and communities

•	improving service delivery in rural and remote communities in western New South Wales

•	providing services for people who are homeless or at risk of homelessness

•	providing better and more integrated services for clients with complex and challenging needs, particularly adolescents and

•	strengthening the non government organisation sector and reducing red tape impacting on their operations.
Nature of Expenses and Major Trends
The 2010-11 Budget for the Social Security and Welfare policy area is estimated at $4.9 billion, representing an 8.5 per cent increase on 2009-10 estimated expenses. This includes $2.1 billion for ageing and disability services (10.3 per cent on 2009-10) and $1.6 billion for community wellbeing and child protection services (6.2 per cent on 2009-10).
Areas of Major Reform
In March 2009, the NSW Government announced Keep Them Safe: A shared approach to child wellbeing in response to the Special Commission of Inquiry into Child Protection Services in New South Wales. Keep Them Safe aims to re-shape the way family and community services are provided to support vulnerable children, young people and their families. The Government committed $750 million over the five years to 2013-14 for this program, including $165 million in 2010-11.
On 24 January 2010 the main provisions of the Children Legislation Amendment (Wood Inquiry Recommendations) Act 2009 were proclaimed, representing the start of the new child protection system.

4 -34	Budget Statement 2010-11

Keep Them Safe initiatives aim to enhance early intervention services, better protect children at risk, support Aboriginal children and families and strengthen partnerships with non government organisations in delivering community services. These initiatives include:
•	establishing Child Wellbeing Units in the Departments of Health, Education and Training and Human Services, and NSW Police to help frontline staff identify children at serious risk of harm (to be reported to Community Services) and other less serious cases to be subject to local action plans

•	establishing Family Referral Services, initially in three regions, to link vulnerable children, young people and families to local support services

•	introducing Family Case Management approach for families with young children at risk of harm

•	introducing Alternate Dispute Resolution to make court processes more user friendly for children, young people and their families and

•	expanding early intervention services to improve outcomes before problems escalate including Brighter Futures, sustained home visiting of at-risk mothers, and drug and alcohol intensive interventions.
Building on Keep Them Safe, the Department of Human Services is implementing reforms to out-of-home care services with $14.8 million additional expenditure in 2010-11 for this purpose. The reforms include:
•	increased provision of acute services such as Intensive Family Based Services to help families address problems they are experiencing and ensure that statutory intervention is confined to situations where it is really necessary

•	greater focus on family restoration services so that children are successfully restored to their family unit where appropriate and

•	efficiency improvements in the provision of services so that more children and families can be helped within the resources available.
In 2006-07, the Government committed a record $1.3 billion in new funding over a five year period to support the strategy, Stronger Together: A new direction for disability services, 2006-2016. The funding provides more assistance for people with disabilities to live in their own home as well as increasing the range of specialist accommodation services for those unable to live at home, including:
•	$1 billion ($306.2 million in 2010-11) for community inclusion, supporting adults with disabilities to live in and be part of the community

Budget Statement 2010-11	4 - 35

•	$242 million ($43.4 million in 2010-11) for improving services, delivering fairer and clearer ways to access services, ensuring greater accountability and providing more opportunities for innovation and

•	$83 million ($28 million in 2010-11) for strengthening families, enabling children with disabilities to grow up in a family and participate in the community.
Planning to support the second five years of Stronger Together is currently underway.
The Government’s continued commitment to Aboriginal communities and to closing the gap in Aboriginal disadvantage is reflected in the priorities for the Department of Human Services and its plans to improve the wellbeing of Aboriginal people and communities. In 2010-11 initiatives will include:
•	continuing to roll-out the Partnership Community Program to Aboriginal communities, with a focus on involving Aboriginal people in service delivery

•	monitoring the implementation of the New South Wales Interagency Plan To Tackle Child Sexual Assault in Aboriginal Communities 2006-2011 and

•	continuing to implement and deliver on commitments under the National Partnership Agreements on Remote Service Delivery and Indigenous Economic Participation.
Environment Protection and Natural Resources
The Government is working to address the impact of climate change and reduce greenhouse gas emissions; reduce environmental degradation and pollution; and improve the management of waste, land and water resources, and the coastal environment.
State Plan priorities that support the environment and conserve our natural resources include: secure sustainable supplies of water and use our water more wisely; develop a clean energy future; improve air quality; and protect our native vegetation, biodiversity, land, rivers and coastal waterways.
The Department of Environment, Climate Change and Water is responsible for environment and natural resource policy and developing programs to address the impacts of climate change and broader sustainability issues. The NSW Office of Water delivers policy reform and regulates the water sector.

4 - 36	Budget Statement 2010-11

The Department of Industry and Investment, as part of its responsibility for primary industries, works to improve the profitability and sustainability of the agriculture sector, deliver world-class research and protect industries against pests, diseases and chemicals. DII also has responsibility for mineral resources, fisheries and animal welfare standards.
At a regional level, Catchment Management Authorities work with the community and other areas of government to develop and implement natural resource management improvement programs for catchments.
Nature of Expenses and Major Trends
Environmental and natural resources expenses budgeted for 2010-11 will be $2.3 billion. Between 2006-07 and 2010-11, expenses in this policy area have grown by $450 million.
The key driver for expenditure in this policy area is the level of Government intervention required to secure desired environmental and resource management outcomes. This is in turn influenced by a number of factors, including:
•	the changing values and expectations of the community

•	the changing condition of the environment and the natural resource base, especially under different climatic conditions and

•	the need to strike a sustainable balance between economic growth and environmental and natural resource protection.
Areas of Major Reform
The Government will protect the environment and address climate change through the following initiatives:
•	The $700 million-plus Climate Change Fund will continue to fund projects to save water and energy and reduce CO2 emissions, including
•	$175 million for home saver rebates to households that make changes to reduce energy and water use

•	a further $139 million towards water, energy and greenhouse gas savings in schools, businesses and public facilities and

•	a five-year $136 million NSW Energy Efficiency Strategy

Budget Statement 2010-11	4 - 37

•	The NSW Solar Bonus Scheme provides incentives for small-scale renewable energy, starting from January 2010.

•	The Government will make up to $120 million available towards NSW projects in the Solar Flagships program (large scale solar power generation).

•	The Government continues to expand the national park estate, with 124,000 hectares planned for 2010-11 on top of some 760,000 hectares added since 2005-06.

•	The River Red Gum forests package alone will create 86,000 hectares of national and regional parks in 2010-11, as part of the total 107,000 hectares of land to be protected in those forests.

•	The $434 million City and Country Environment Restoration Program continues to support protecting significant wetlands and marine environments, securing the high conservation values of crown lands, and reducing the ecological footprint of urban centres.

•	The Catchment Action NSW program will continue, with $27.3 million allocated for 2010-11. In 2010-11, CMAs are budgeted to spend a total of $147.9 million on administering and implementing natural resource management programs, funded by the Australian and NSW governments.

•	The State is working with the Commonwealth to implement the Murray Darling Basin Agreement. The State is expected to receive $1.4 billion in funding for private and Government water efficiency projects, which are expected to result in more sustainable use of the available water. Pilot projects, such as the Border Rivers-Gwydir Pilot Farm Modernisation Program, are now being implemented.

•	During 2010-11, the State will provide $5.6 million towards the NSW Rivers Environmental Restoration Program, funded jointly with the Australian Government, which incorporates Riverbank. The Australian Government contributed $79.6 million from 2007-08 to 2009-10 and the NSW Government will contribute $105 million from 2006-07 to 2011-12.

•	The Government has increased the quantum and extended the coverage of the Waste and Environment Levy to encourage waste reduction and to foster alternative waste technologies. In 2010-11, around $129 million will be allocated from waste levy receipts to environmental programs.

4 - 38	Budget Statement 2010-11

CHAPTER 5: GENERAL GOVERNMENT REVENUES

•	Revenue is rising more quickly than expected in last year’s Budget, but revenue has still not recovered from losses in the downturn.

•	The payroll tax rate cut to 5.5 per cent previously scheduled for 1 January 2011 will be brought forward to 1 July 2010.

•	The payroll tax rate will be further cut to 5.45 per cent from 1 January 2011.

•	Housing construction will be supported through the NSW Home Builder’s Bonus. Buyers of new dwellings costing up to $600,000 will receive a 25 per cent cut in duty if building has begun, or pay zero duty if they buy off-the-plan.

•	People aged over 65 selling an existing dwelling and buying a newly built dwelling up to $600,000 will pay zero transfer duty.
5.1 INTRODUCTION
The Government expects to receive $55 billion in revenue in 2009-10 and $58 billion in revenue in 2010-11. This revenue will fund service delivery to the people of New South Wales. The broad composition of State revenue is set out in Chart 5.1.
5.2 TAXATION POLICY MEASURES
The Government seeks an efficient and equitable revenue and tax system that keeps the New South Wales economy competitive, while meeting service delivery needs.
2010-11 Budget Measures
To address key challenges facing New South Wales, the Budget reduces the payroll tax burden on businesses, and provides stamp duty incentives to promote housing construction. The Government will also abolish the Insurance Protection Tax from 2011-12 as actuarial forecasts suggest its purpose — funding liabilities associated with the collapse of the HIH group — will have been achieved in 2010-11. The revenue effect of these measures is set out in Table 5.1.

Budget Statement 2010-11	5 - 1

Chart 5.1: Composition of Total Revenue, New South Wales, 2010-11
Table 5.1: Tax Measures Announced in the 2010-11 Budget

	Revenue Impact(a)
	2010-11	2011-12	2012-13	2013-14
Measure	$m	$m	$m	$m

Reduce payroll tax rate from 5.65 per cent to 5.5 per cent, from 1 July 2010(b)	-86
Reduce the payroll tax rate from 5.5 per cent to 5.45 per cent, from 1 January 2011	-24	-62	-66	-69
Off-the-Plan Transfer Duty Concession	-60	-60
Over 65s Transfer Duty Concession	-10	-10
Abolish Insurance Protection Tax		-69	-69	-69

Total	-180	-201	-135	-138

(a)	Revenue impacts are expressed in nominal dollars. These figures show the part-year effect of the revenue measures where the change starts during the year.

(b)	The payroll tax cut to 5.5 per cent was previously announced as taking effect on 1 January 2011. The revenue effect from that date is reflected in Table 5.3.
These measures enhance the State’s economy. Despite high demand pressures, on a per capita basis, NSW revenues have been consistently below the average of other states and territories since 2000-01 (Chart 5.2).

5 - 2	Budget Statement 2010-11

Chart 5.2: State Revenue Per Capita — 2000-01 to 2010-11
Data for 2000-01 to 2008-09 are from ABS 5512.0. Data for 2009-10 to 2010-11 reflect the latest budgets or mid-year updates available for each State and Territory. Data exclude specific purpose payments through the States and ACT revenues that are like council rates.
Payroll Tax Cuts
A payroll tax cut from 5.65 per cent to 5.5 per cent was previously scheduled to take effect from 1 January 2011. The tax cut has been brought forward to 1 July 2010, with a further cut to 5.45 per cent to take effect on 1 January 2011.
Payroll tax cuts and indexation of the tax-free threshold are estimated to save NSW businesses around $4.0 billion in the six years to 2013-14.
NSW Home Builder’s Bonus
Transfer duty concessions will be provided for the construction of new homes sold ‘off the plan’ between 1 July 2010 and 30 June 2012. Buyers of new dwellings costing up to $600,000 will receive a 25 per cent cut in normal duties, worth up to $5,623, if building has already started. Alternatively, buyers purchasing ‘off-the-plan’ — before construction is underway — will pay zero stamp duty. This concession is worth up to $22,490. The greater concession for purchasing ‘off-the-plan’ will assist the financing of new developments and help new home buyers.
People aged over 65 selling an existing property and buying a newly constructed home costing up to $600,000 will pay zero transfer duty. This measure will contribute both to the goal of helping older home owners seeking to ‘downsize’ their home, and the goal of encouraging new home construction. The exemption will apply to sales between 1 July 2010 and 30 June 2012.

Budget Statement 2010-11	5 - 3

Abolish Insurance Protection Tax from 1 July 2011
The Government will abolish the Insurance Protection Tax (IPT) from 1 July 2011. This will save insurance companies $69 million each year.
The IPT was imposed on insurers to fund the payment of claims and to repay any borrowings made after the collapse of the HIH group of insurance companies. Insurers’ contributions are determined by their market shares. Revenue is paid into the Policyholders Protection Fund.
Outstanding liabilities of the fund are currently estimated at $189 million. IPT receipts along with returns from the HIH liquidator are expected to meet all liabilities which will allow the IPT to be abolished from 1 July 2011. Overpayments, if any, will be refunded.
Hotels Duty
The current hotel gaming tax arrangements were introduced in the 2003-04 Budget. The changed tax rates took effect from 1 July 2004 and were phased in annually over seven years.
From 1 July 2010, revised hotel gaming tax rates will apply. The new tax rates are shown in Table 5.2. Compared to the current tax rates, the new arrangements taking effect from 1 July 2010 are revenue neutral and will assist hotels in country and regional areas.
Table 5.2: Annual Hotel Gaming Machine Duty Rates

Marginal Tax Rates
Annual Revenue Range	per cent

Up to $200,000	0.0
$200,001 - $1,000,000	33.0
$1,000,001 - $5,000,000	36.0
$5,000,001 and above	50.0
Under the changed hotel gaming tax arrangements, around 60 per cent of the hotels in New South Wales with gaming machines will either pay no tax or less tax than currently.

5 - 4	Budget Statement 2010-11

Payroll Tax Exemption — Paternity Leave
As part of the payroll tax harmonisation program introduced from 1 July 2007, New South Wales granted a payroll tax exemption to maternity and adoption leave payments. The exemption applies to maternity and adoption leave that is paid in addition to an employee’s normal leave entitlement. Other types of leave, such as annual leave, sick leave or recreation leave, are not exempt.
From 1 July 2010, the Government will extend the maternity leave exemption to paternity leave payments for up to 14 weeks for each pregnancy. This will reflect exemptions for paternity leave in other jurisdictions.
This initiative is not expected to have any significant impact on total payroll tax revenue.
Previously Announced Tax Measures
Tax measures announced pre-Budget, which will take effect in coming years, include further reductions in payroll tax, introducing a sliding scale fee for land title transfers, increasing vehicle weight tax, and abolishing stamp duty on various transactions. The effect of these measures on State revenue is set out in Table 5.3.
An increase in fees for registration of land transfers will take effect in 2010-11. Currently a $190 flat fee is charged. An additional fee of 0.2 per cent of the transfer value will apply for transfers valued above $500,000 and up to $1,000,000, or $1,000 plus 0.25 per cent for transfers above $1,000,000.
An increase in vehicle weight tax will contribute to the financing of the Metropolitan Transport Plan, announced on 21 February 2010. There will be no change for vehicles up to 975 kg, hybrid vehicles, motor cycles, trailers or carers’ vehicles. Concessional arrangements for farm vehicles and pensioners stay unchanged.
Stamp duty on mortgages, non-real property transfers, and marketable securities will be abolished from 1 July 2012.

Budget Statement 2010-11	5 - 5

Table 5.3: Previously Announced Tax Measures Starting in the 2010-11 Budget or the Forward Estimates Period

	Revenue Impact(a)
	2010-11	2011-12	2012-13	2013-14
Measure	$m	$m	$m	$m

Sliding scale ad valorem fee for land transfers (b)	96	105	110	118
Vehicle weight tax increase for vehicles weighing more than 975kg (c)	41	43	45	48
Reduce payroll tax rate from 5.65 per cent to 5.5 per cent from 1 January 2011 (d)	-76	-193	-205	-214
Abolition of stamp duty on mortgages (e)			-137	-141
Abolition of stamp duty on non-real property transfers (e)			-151	-159
Abolition of stamp duty on marketable securities (e)			-48	-50

Total	61	-45	-386	-398

(a)	Revenue impacts are expressed in nominal dollars. These figures show the part-year effect of the revenue measures where the change starts during the year.

(b)	Announced by the Minister for Lands on 12 May 2010.

(c)	Announced on 21 February 2010, in connection with the Metropolitan Transport Plan.

(d)	This measure was announced in the 2008-09 Budget as taking effect on 1 January 2011. This Budget now brings forward the tax cut to 1 July 2010.

(e)	Implementation dates announced in November 2008.
5.3 Future Tax Reform
The Government is working to improve the NSW tax system over time. On 2 May 2010, the Australian Government released the Australia’s Future Tax System Review — the Henry Tax Review — and its response. The Henry Tax Review makes important recommendations that are likely to guide tax reform over the next decade.

5 - 6	Budget Statement 2010-11

The Henry Tax Review is a comprehensive review of Australian taxation, addressing the major challenges facing Australia. The funding needs of an ageing population require a tax system with appropriate incentives to stay in the workforce, and which taxes capital relatively lightly to preserve incentives to save. Increased international competition means a lower tax burden can be placed on mobile capital and labour. And increased environmental pressures suggest a role for taxes in curbing environmentally costly activities.
A key recommendation is that revenue raising should be concentrated on four robust and efficient, broad-based taxes: personal income, business income, economic rents from natural resources and land, and private consumption. Among these taxes, the report suggests potential gains to GDP from a relative shift towards taxes on consumption, natural resources and land. The report also suggests a role for environmental taxes, such as road pricing to ease congestion.
New South Wales Position
The NSW Government expects that the recommendations will be the subject of ongoing discussions between the Australian, State and Territory Governments. The Government will seek reforms which:
•	improve the efficiency and equity of the national tax system

•	leave the state no worse off financially

•	provide state revenues which grow in line with increasing demand for state services

•	reduce the volatility of state revenues and

•	ensure state flexibility to adapt to changing circumstances and priorities.
5.4 REVENUE TRENDS
New South Wales revenue is now recovering after the economic slowdown. Revenue has not yet fully recovered from losses during the downturn.
Table 5.4 summarises the State’s revenue sources over the six years to 2013-14.

Budget Statement 2010-11	5 - 7

Table 5.4: Summary of Revenues

	2008-09	2009-10	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	17,855	18,011	18,754	20,194	21,450	22,409	23,668
Grant revenue
Commonwealth — general purpose	11,974	12,621	13,445	14,827	15,829	16,643	17,396
Commonwealth — national agreements	6,573	6,621	6,562	6,817	7,239	7,610	7,984
Commonwealth — national partnership	3,145	5,796	6,148	4,456	3,437	2,981	2,189
Other grants and contributions	617	639	642	641	599	474	472
Sale of Goods and Services	4,048	3,859	4,213	4,584	4,793	5,026	5,278
Interest Income	415	390	368	325	331	350	368
Dividends and income tax equivalents from other sectors	1,828	2,013	1,855	1,705	2,222	2,704	2,665
Other dividends and distributions	196	205	327	347	371	409	424
Fines, regulatory fees and other revenues	3,012	2,803	3,178	3,774	3,692	3,590	3,582

Total Revenue	49,663	52,958	55,492	57,669	59,962	62,196	64,025

Annual change	0.6%		11.7%	3.9%	4.0%	3.7%	2.9%

2009-10 Revenue
Total revenue is expected to grow by $5,829 million (11.7 per cent) to $55,492 million in 2009-10. Revenue growth is stronger than the 8.5 per cent increase expected in last year’s Budget.
Revenue growth has been stronger than expected in various categories, including Commonwealth general purpose grants ($824 million greater than expected), taxation ($743 million greater), National Partnership grants ($352 million greater), fines, regulatory fees and other revenues ($375 million greater), and sale of goods and services ($354 million greater).
The economic recovery since early 2009 has helped to boost taxation revenues including GST revenues. The Australian Government’s stimulus package also boosted various programs administered through National Partnership grants.

5 - 8	Budget Statement 2010-11

2010-11 Revenue and the Forward Estimates
In 2010-11, total revenue is expected to be $57.7 billion, with expected revenue growth of $2.2 billion (3.9 per cent). The greatest contributions to revenue growth are expected to come from taxation revenue ($1.4 billion) and Australian Government general purpose grants ($1.4 billion). National Partnership grants are expected to decline by $1.7 billion.
Growth in total revenue is expected to average 3.6 per cent per annum over the four years to 2013-14. In adjusted terms, revenue growth is expected to average 5.7 per cent per annum over that period.
5.5 TAXATION REVENUE
The three largest state taxes are payroll tax, transfer duty and land tax (Chart 5.3). Payroll tax is the most stable of the larger taxes, followed by land tax. Transfer duty revenue is affected by fluctuations in the number of property transfers and price variations, and therefore can vary significantly from year to year.
Chart 5.3: Composition of Tax Revenue, 2009-10
Table 5.5 gives estimates of each tax for the six-year period to 2013-14.
Total tax revenue is estimated to rise by $899 million (5.0 per cent) in 2009-10. This follows a fall of $702 million (3.8 per cent) in 2008-09. Tax revenue is forecast to grow by an average of 6.0 per cent per annum over the four years to 2013-14.

Budget Statement 2010-11	5 - 9

Table 5.5: Taxation Revenue

	2008-09	2009-10	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Stamp Duties
Transfer Duty	2,736	2,730	3,610	4,049	4,411	4,631	4,966
Insurance	646	652	652	700	741	773	807
Mortgages	118	125	120	132	145	4	—
Marketable Securities	63	43	50	47	48	1	—
Motor Vehicle Registration	537	531	580	606	619	647	676
Other	6	—	1	—	—	—	—

	4,106	4,081	5,013	5,534	5,964	6,056	6,449

Payroll Tax	6,356	6,172	6,065	6,324	6,760	7,146	7,536

Land Tax	2,252	2,352	2,269	2,328	2,403	2,554	2,719

Taxes on Motor Vehicle
Ownership and Operation
Weight Tax	1,229	1,311	1,311	1,421	1,486	1,557	1,630
Vehicle Registration and Transfer Fees	285	304	304	318	330	344	358
Other Motor Vehicle Taxes	32	35	35	36	38	40	41

	1,546	1,650	1,650	1,775	1,854	1,941	2,029

Gambling and Betting
Racing	159	163	165	171	179	188	198
Club Gaming Devices	636	650	652	676	704	736	769
Hotel Gaming Devices	411	433	427	460	491	526	563
Lotteries and Lotto	308	321	353	335	344	353	362
Casino	100	105	117	149	168	187	202
Other Gambling & Betting	11	12	12	13	14	14	15

	1,625	1,684	1,726	1,804	1,900	2,004	2,109

Other Revenues
Health Insurance Levy	133	137	139	145	152	160	169
Insurance Protection Tax	67	69	69	69	—	—	—
Parking Space Levy	50	100	101	105	107	111	113
Emergency Services Contributions	572	591	591	626	617	619	635
Waste and Environment Levy	245	348	305	385	447	472	489
Government Guarantee of Debt	179	246	408	544	659	741	798
Private Transport Operators Levy	16	14	13	11	11	11	11
Pollution Control Licences	46	48	48	50	51	52	54
Other Taxes	662	519	357	494	525	542	557

	1,970	2,072	2,031	2,429	2,569	2,708	2,826

Total Tax Revenue	17,855	18,011	18,754	20,194	21,450	22,409	23,668

Annual change	-3.8%		5.0%	7.7%	6.2%	4.5%	5.6%

5 - 10	Budget Statement 2010-11

Payroll Tax
Variations in payroll tax revenue reflect employment growth, wages growth and policy changes such as the current program of cuts in the payroll tax rate.
The payroll tax rate was cut from 6 per cent to 5.75 per cent from 1 January 2009, and to 5.65 per cent from 1 January 2010. A further cut to 5.5 per cent will apply from 1 July 2010, and then a cut to 5.45 per cent from 1 January 2011. Recent payroll tax reforms also include indexing the payroll tax threshold, which began on 1 July 2008, and a process of harmonising payroll tax definitions and procedures with other states and territories. Changes to payroll tax rates and thresholds are estimated to save NSW businesses around $4.0 billion during the six years to 2013-14.
Payroll tax revenue is expected to be around $291 million (4.6 per cent) lower in 2009-10 than in 2008-09. Weaker hours worked and the tax rate cuts contributed to this fall in revenue.
Payroll tax revenue is expected to grow by 4.3 per cent in 2010-11 and by an average 5.6 per cent per annum over the four years to 2013-14.
Land Tax
Land tax revenue in 2009-10 is estimated to be $17 million (0.8 per cent) higher than in 2008-09. Land tax is assessed on the unimproved value of land holdings, excluding the principal place of residence and primary producers’ land. It applies to an individual’s total taxable landholdings above a threshold of $376,000. Assessments are based on three-year average land valuations.
Economic recovery in 2010-11 is expected to be reflected in land valuations. Land tax revenue is expected to grow by 2.6 per cent in 2010-11 and by an average of 4.6 per cent per annum over the four years to 2013-14.
Transfer Duty
Stamp duty on property transfers is the largest part of stamp duty revenue. It is also the most volatile source of revenue, with annual changes in transfer duty ranging from minus 30 per cent to plus 96 per cent in the last 30 years.
A cyclical recovery in the property market emerged in 2009-10, earlier than was expected in last year’s Budget. Transfer duty revenue is estimated to have increased by $874 million (31.9 per cent) to an estimated $3.6 billion in 2009-10 from $2.7 billion in 2008-09.

Budget Statement 2010-11	5 - 11

Transfer duty is expected to grow by 12.2 per cent in 2010-11 and at an average annual rate of 8.3 per cent in the four years to 2013-14. This will not be sufficient to recover the revenue lost during the 2008-09 downturn. In the four years to 2011-12, transfer duty revenue is expected to be around $2 billion less than was expected before the slowdown hit in 2008-09 (Chart 5.4).
Chart 5.4: Transfer Duty — Effect of the 2008-09 Downturn
Other Stamp Duties
Besides property transfers, stamp duty is also payable on motor vehicle registration, insurance, non-residential property mortgages and marketable securities (unlisted shares).
Stamp duty revenue from motor vehicle transfers in 2009-10 is estimated to be $43 million (8.0 per cent) higher than in 2008-09. Sales of new motor vehicles were boosted in the first half of the financial year by investment incentives provided by the Australian Government. Stamp duty from motor vehicle transfers is expected to grow by 4.5 per cent in 2010-11, and an annual average of 3.9 per cent in the four years to 2013-14.
Motor Vehicle Taxes
Vehicle weight tax in 2009-10 is estimated to be $82 million (6.7 per cent) higher than in 2008-09. Vehicle weight tax is payable annually when vehicles are registered, while stamp duty on motor vehicle transfers is payable only when ownership is transferred. Consequently, vehicle weight tax revenue is less volatile than motor vehicle stamp duty.

5 - 12	Budget Statement 2010-11

Total motor vehicle taxes are expected to increase by 7.6 per cent in 2010-11 and to grow by an average of 5.3 per cent per annum over the four years to 2013-14. Around one third of the increase in 2010-11 is attributable to changes in vehicle weight tax rates.
Gambling and Betting Taxes
Gambling and betting revenue in 2009-10 is estimated to be $101 million (6.2 per cent) higher than in 2008-09. Substantial revenue growth in 2009-10 came from lotteries (up 14.6 per cent mainly due to two large jackpots) and the casino (up 17.0 per cent). Revenue growth was more subdued from clubs and hotels gaming machine tax (up 3.1 per cent) and racing (up 3.8 per cent).
In 2010-11, gambling and betting revenue is expected to increase by 4.5 per cent. Tax revenue from the casino is expected to increase by 27.4 per cent in 2010-11, reflecting expected higher patronage following a refurbishment. Tax revenue from lotteries is expected to fall by 5.1 per cent, reflecting a return to more normal distribution of jackpots. The transfer of New South Wales Lotteries Corporation has no impact on tax revenues, which will continue to be received from the private operator. Growth of gambling and betting revenue over the four years to 2013-14 is expected to average 5.1 per cent per year.
5.6 GRANT REVENUE
Australian Government General Purpose Payments
General purpose payments, which are mainly the State’s share of GST, are estimated to be $13.4 billion in 2009-10, $824 million above the forecast in the 2009-10 Budget. This follows the Australian Government’s upward revisions for total GST revenue, as discussed in Chapter 6.
NSW general purpose payments are expected to be around $1.2 billion less in the four years to 2011-12 than expected in the 2008-09 Budget, before the economic downturn.
General purpose payments for 2010-11 are estimated to increase from 2009-10 by around $1,382 million, or 10.3 per cent.
The NSW share of total Australian GST revenue increased from 28.8 per cent in 2008-09 to 30.3 per cent in 2009-10 and will increase to 30.8 per cent in 2010-11. See Chapter 6 for more details.

Budget Statement 2010-11	5 - 13

Table 5.6: Grant Revenue

	2008-09	2009-10	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Commonwealth — general purpose	11,974	12,621	13,445	14,827	15,829	16,643	17,396
Commonwealth — national agreements	6,573	6,621	6,562	6,817	7,239	7,610	7,984
Commonwealth — national partnership	3,145	5,796	6,148	4,456	3,437	2,981	2,189
Total Commonwealth grants	21,691	25,038	26,155	26,100	26,505	27,234	27,568
Annual change in Commonwealth Grants			20.6%	-0.2%	1.6%	2.8%	1.2%
Other grants and subsidies	617	639	642	641	599	474	472

Total grant revenue	22,308	25,677	26,797	26,741	27,104	27,708	28,041

Other Australian Government Payments
Other payments from the Australian Government include the National Agreements and National Partnerships payments which started in 2008-09 under the revised federal financial framework.
For details of the new framework for federal financial relations, see Chapter 6.
National Partnership payments are estimated to fall by $1.7 billion to $4.5 billion in 2010-11. The reduction reflects the phasing out of the Australian Government’s 2009 economic stimulus package.
Other Grants and Subsidies
Other grants and subsidies include donations and bequests to general government entities such as schools, gardens (e.g. Royal Botanic Gardens and Domain Trust), museums and art galleries, and cash contributions from public trading enterprises and industry associations to joint projects.
Revenue from other grants and subsidies is expected to increase from $617 million in 2008-09 to $642 million in 2009-10 (4.1 per cent growth). Much of this growth results from increased contributions from electricity distributors to the Climate Change Fund. The expected revenue in 2010-11 is $641 million.

5 - 14	Budget Statement 2010-11

5.7 OTHER REVENUES
Sale of Goods and Services
Sale of goods and services revenue arises from the use of government assets and from revenue generated by agencies in their normal trading activities.
Revenue from rents and leases, now expected to be $200 million in 2009-10, is higher than expected in last year’s Budget. This reflects greater progress in the ongoing program of transferring ownership of properties from government agencies to the State Property Authority. This revenue is offset by rental expenses of the government agencies that occupy these properties.
Fees for services are expected to be $175 million higher than the 2009-10 Budget estimate. This is due to Housing NSW amalgamating with the Department of Human Services during the fiscal year, and the consequent charging by the Department for staff supplied to the Land and Housing Corporation and the Aboriginal Housing Office. The effect is budget neutral, as there is a corresponding expense for the wages and salaries payments by the agencies receiving the staff services.
Table 5.7: Sale of Goods and Services

	2008-09	2009-10	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Sale of Goods and Services
Rents and leases	207	176	200	209	218	224	237
Fees for Service	383	384	559	645	660	680	696
Entry Fees	39	31	34	36	32	32	33
Patient Fees and Other Hospital Charges	428	507	501	536	579	625	675
Department of Veterans’ Affairs	290	308	303	312	337	364	393
Court Fees	215	220	217	226	232	237	243
Road Tolls	136	103	140	144	147	150	153
Other Sales of Goods and Services	2,351	2,130	2,259	2,476	2,589	2,713	2,846

Sale of Goods and Services	4,048	3,859	4,213	4,584	4,793	5,026	5,278

Budget Statement 2010-11	5 - 15

Toll revenues are now expected to be $37 million higher than the 2009-10 Budget estimate. Most of this difference results from recognition of the Sydney Harbour Tunnel as an asset of the Roads and Traffic Authority (RTA), with the toll revenues now flowing to the RTA. The revenue is offset by higher finance costs relating to the deemed lease of the tunnel.
Total revenue from sale of goods and services is expected to grow by 8.8 per cent in 2010-11, mainly due to growth in hospital charges from reclassifying High Cost Drug expenses which were previously recognised as Australian Government grants.
Interest Income
Interest income comprises returns on managed bond investments (including investments with NSW Treasury Corporation) and interest on bank deposits.
Interest income is expected to decrease by $47 million in 2009-10—$22 million below Budget. This is due largely to the Self Insurance Corporation (SiCorp) reallocating assets from cash and bond portfolios to growth assets. The additional revenue from growth asset portfolios is discussed under Other Dividends and Distributions. Interest income is expected to decline further in 2010-11.
Table 5.8: Interest Income

	2008-09	2009-10	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Interest Income	415	390	368	325	331	350	368
Dividends and Income Tax Equivalents
Dividends give the government a commercially appropriate return on its investment in commercial businesses. Dividends are determined individually for each business, taking account of operational requirements and investment programs. The payment of income tax equivalents places these businesses on a similar footing to private sector companies.
Total dividend and income tax equivalent revenue in 2009-10 is forecast to be $1,855 million, which is $158 million below the 2009-10 Budget estimate.
The lower than Budget outcome is driven by:
• changed tax accounting treatment in Sydney Water and Sydney Ports Corporations, and

• transfer of New South Wales Lotteries Corporation and the resulting change in dividends and income tax receipts.

5 - 16	Budget Statement 2010-11

Dividends and income tax equivalent payments are expected to decrease to $1.7 billion in 2010-11, a fall of 8.1 per cent from 2009-10. Dividend and income tax equivalent revenue is expected to increase by an average of 9.5 per cent per annum, mainly driven by increases in the electricity network (transmission and distribution) businesses. Earnings from the network businesses are forecast to rise over the forward estimates period in line with the substantial increase in capital spending over the period.
Table 5.9: Dividends and Income Tax Equivalent Revenue

	2008-09	2009-10	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Dividends
Electricity
Generation	270	372	306	215	209	221	253
Distribution and Transmission	426	487	480	462	694	923	801
Water, Property and Resources	309	345	376	334	379	411	451
Financial Services	92	39	38	51	54	61	61
Ports	2	2	—	9	21	23	27
Other	47	42	—	—	—	—	—

	1,145	1,287	1,200	1,070	1,357	1,639	1,592

Income tax equivalents
Electricity
Generation	215	196	195	165	169	168	183
Distribution and Transmission	244	209	244	250	442	613	566
Water, Property and Resources	121	245	163	171	195	230	262
Financial Services	44	14	14	18	19	21	21
Ports	38	46	33	27	36	28	37
Other	20	16	5	3	5	6	3

	683	726	654	635	865	1,065	1,073

Total Dividends and Income Tax Equivalent Revenue	1,828	2,013	1,855	1,705	2,222	2,704	2,665

Other Dividends and Distributions
Other dividends and distributions are $122 million above Budget (see Table 5.10). The major source of this revenue is SiCorp and its earnings on investments in the NSW Treasury Corporation’s Hourglass facilities. Distributions greater than the 2009-10 Budget estimate largely reflect an increase in Hourglass investment holdings by SiCorp, and stronger than expected investment performance from the Hourglass facilities.

Budget Statement 2010-11	5 - 17

Table 5.10: Other Dividends and Distributions

	2008-09	2009-10	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Budget	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m

Total Other Dividends and Distributions	196	205	327	347	371	409	424
Fines, Regulatory Fees and Other Revenue
Fines, regulatory fees and other revenues are expected to be $375 million (13.4 per cent) higher than the 2009-10 Budget estimate (see Table 5.11). Most of this change is due to a transfer of roads between the State and local councils. In 2010-11, revenue from Fines, Regulatory Fees and Other Revenue is expected to grow by $596 million (18.8 per cent), with most of this growth due to higher mineral royalty revenues. Growth over the four years to 2013-14 is expected to average 3.0 per cent per annum.
Table 5.11: Fines, Regulatory Fees and Other Revenue

	2008-09	2009-10	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Fines	295	329	291	428	570	509	480
Regulatory fees	211	213	221	257	221	227	224
Licences	138	184	185	196	148	132	156
Royalties	1,279	1,041	953	1,768	1,745	1,687	1,676
Other revenues	1,089	1,036	1,529	1,125	1,007	1,036	1,048

Total fines, regulatory fees and other revenues	3,012	2,803	3,178	3,774	3,692	3,590	3,582

Fines
Motor vehicle fines are the largest part of fine revenue. Fine revenue is estimated to increase by $137 million in 2010-11, with a mobile speed camera program and a five per cent increase in speeding fines. These measures are expected to encourage safer driving behaviour, lowering fine revenue after 2011-12 following the introduction of the Government’s road toll response program.
Regulatory Fees
Fee revenue for 2009-10 is estimated to be $8 million above the 2009-10 Budget estimate. The increase is largely due to increased revenue from coal exploration licences. Fee revenue is expected to increase by $36 million in 2010-11 with a move from annual business licences to three year licences.

5 - 18	Budget Statement 2010-11

Licences
Lower licence revenues in 2011-12 and 2012-13 reflect the renewal pattern of three and five year drivers’ licences.
Royalties
In recent years, coal royalties have accounted for around 90 to 95 per cent of all royalty revenue. In 2009-10, coal royalties are expected to be $873 million, with an additional $80 million in royalties coming from other mineral production.
The main factors driving changes in coal royalties are changes in international demand and prices for coal, and the United States/Australian dollar exchange rate. The 2009-10 Budget forecast coal royalties of $960 million. Since the Budget, US dollar prices for export coal have been higher than expected, but this has been more than offset by the increasing Australian dollar exchange rate, which has lowered the Australian dollar value of the exported coal. Coal export volumes were also slightly lower than expected for various reasons, including a train derailment and a delay in the opening of the third Newcastle coal loading facility.
The removal of supply bottlenecks, including the further expansion of the Kooragang coal terminal, will significantly increase coal export volumes from 2010-11 and lead to higher coal royalty revenues. Export coal prices are expected to remain high. The exchange rate introduces revenue risks as an appreciation of the Australian dollar would lower royalty revenue.
Other Revenue
The Other Revenue classification grew by $440 million in 2009-10 (40 per cent), compared with a reduction of $53 million expected in last year’s Budget. The largest part of this change was announced in the Half-Yearly Review: the NSW Road Reclassification Review resulted in the transfer of various council roads to the RTA, generating $400 million additional (non-cash) State revenue. This is offset by $371 million of expenses linked to the transfer of various roads to local councils.
5.8 TAX EXPENDITURES AND CONCESSIONS
The concept of tax expenditures and concessions recognises that favouring particular groups through special tax or fee treatment is economically equivalent to explicit payments, and has the same effect on the Budget’s bottom line.
Appendix E lists and, where possible, costs each major tax expenditure and concession, to help comparison with the budgetary cost of direct outlays.

Budget Statement 2010-11	5 - 19

Tax Expenditures
Tax expenditures are a measure of the revenue forgone by the State as a result of concessional tax treatment for particular beneficiaries. One example is the transfer duty exemption for eligible first home buyers.
Tax expenditures can take the form of:
•	exempting certain taxpayers from a tax

•	applying a lower rate of tax, a rebate or deduction, to certain taxpayers or

•	deferring the time for payment of a tax liability by certain taxpayers.
Tax expenditures estimates in this chapter are for the financial years 2008-09, 2009-10 and 2010-11, except for land tax which uses calendar years 2008, 2009 and 2010.
Table 5.12 is a summary of major ($1 million or greater) tax expenditures for each type of tax.
Table 5.12: Major Tax Expenditures by Type

	2008-09		2009-10		2010-11
		Tax Exp. as		Tax Exp. as		Tax Exp. as
		% of tax		% of tax		% of tax
	Tax Exp.	revenue	Tax Exp.	revenue	Tax Exp.	revenue
Tax	$m	collected	$m	collected	$m	collected

Purchaser Transfer Duty	1,075	39.3	828	22.9	954	23.6
General and Life Insurance Duty	723	111.9	725	111.2	750	107.1
Mortgage Duty	123	104.0	125	104.2	138	104.5
Marketable Securities Duty	116	184.7	103	206.0	107	227.7
Payroll Tax	1,004	15.8	1,033	17.0	1,053	16.7
Land Tax	570	25.3	590	26.0	599	25.7
Taxes on Motor Vehicles	344	16.5	388	17.4	407	17.1
Parking Space Levy	23	45.7	48	47.5	49	46.7
Gambling and Betting Taxes	530	32.6	603	34.9	665	36.9

Total	4,508	25.2	4,443	23.7	4,722	23.4

The estimated cost to revenue of tax expenditures is $4.4 billion in 2009-10, equivalent to 23.7 per cent of total tax revenue. Tax expenditures are estimated to increase by $279 million, to $4.7 billion in 2010-11. The largest contributor to the increase in 2010-11 is transfer duty.

5 - 20	Budget Statement 2010-11

Tax expenditures for payroll tax are the largest category of measurable tax expenditures, estimated at $1,033 million in 2009-10, or around 23 per cent of total tax expenditures. The value of tax expenditures for payroll tax is expected to increase in 2010-11 by $20 million. As hours worked increase and general payroll revenues increase, the cost of exemptions also increases, although this is partially offset by the ongoing program of reductions in payroll tax rates.
General and Life Insurance Duties and Marketable Securities Duty have estimated tax expenditures exceeding revenue raised, because of their wide range of exemptions. For example, compared with the benchmark rate of 9 per cent of premiums on general insurance, concessional tax rates are applied to insurance of motor vehicles, aviation, disability income, occupational indemnity and crop and livestock insurance.
The gambling and betting tax expenditures, estimated at $665 million in 2010-11, reflect taxation of gaming machines, which is lower in registered clubs than in hotels.
Table 5.13 classifies tax expenditures by function.
Table 5.13: Tax Expenditures by Function

	2008-09	2009-10	2010-11
Function	$m	$m	$m

General Public Services	217	220	224
Defence	—	—	—
Public Order and Safety	5	5	6
Education	159	164	168
Health	525	541	550
Social Security and Welfare	484	530	555
Housing and Community Amenities	670	594	686
Recreation and Culture	538	611	673
Fuel and Energy	—	—	—
Agriculture, Forestry, Fishing and Hunting	405	418	426
Mining, Manufacturing and Construction	—	—	—
Transport and Communications	36	75	78
Other Economic Affairs	1,464	1,280	1,351
Other Purposes	5	4	4

Total	4,508	4,443	4,722

Budget Statement 2010-11	5 - 21

Other Economic Affairs has the greatest tax expenditure by function because it includes assistance to industry generally rather than a particular type of economic activity. Tax expenditures in Other Economic Affairs are estimated to increase by $71 million in 2010-11. Recreation and Culture includes club gaming expenditures for registered clubs. Housing and Community Amenities includes purchaser transfer duty exemptions for first home buyers.
Concessions
Concessional charges involve the sale of goods and services to certain users at a lower charge or fee, compared to the wider community. Concessions could include complete exemption from charges or fees, or lower rates for charges and fees. One example is lower public transport fares for pensioners and older Australians.
Table 5.14 classifies by function the major concessions provided by the NSW Government. The total value of major concessions, primarily to pensioners, older Australians and school students, is estimated at $1.6 billion in 2009-10, an increase of $124 million from 2008-09.
Most concessions are concentrated in the Education, and Social Security and Welfare functions. They mainly comprise concessional charges to pensioner concession card holders for transport, water and energy, and the School Student Transport Scheme.
Table 5.14: Concessions by Function

	2008-09	2009-10	2010-11
Function	$m	$m	$m

General Public Services	—	—	—
Defence	—	—	—
Public Order and Safety	—	—	—
Education	594	595	615
Health	174	188	190
Social Security and Welfare	442	490	498
Housing and Community Amenities	295	354	407
Recreation and Culture	8	9	10
Fuel and Energy	—	—	—
Agriculture, Forestry, Fishing and Hunting	4	4	4
Mining, Manufacturing and Construction	—	—	—
Transport and Communications	—	—	—
Other Economic Activities	—	—	—
Other Purposes	—	—	—

Total	1,517	1,641	1,725

5 - 22	Budget Statement 2010-11

CHAPTER 6: FEDERAL FINANCIAL RELATIONS

•	Total Australian Government payments to New South Wales are estimated to decline marginally by 0.2 per cent in 2010-11 to $26.1 billion.

•	The National Health and Hospitals Network reforms agreed in April 2010 by the Council of Australian Governments, except Western Australia, include significant changes to funding arrangements between the Australian and state governments, including dedicating a portion of states’ GST revenue to funding health and hospitals services.

•	In its 2010-11 Budget the Australian Government increased its estimates of the total GST pool. Nevertheless, estimates for total GST revenue are still substantially below estimates made before the global financial crisis.

•	New South Wales is concerned about several aspects of the Commonwealth Grants Commission’s (CGC’s) 2010 Review of State Revenue Sharing Relativities, which changed the definition of horizontal fiscal equalisation (HFE) and resulted in a 2.4 per cent change in the total GST distribution (with much larger changes for individual States).

•	HFE gives rise to a large cross subsidy in the distribution of GST revenue between the States. Between the introduction of the GST in 2000-01 and 2010-11, New South Wales will have contributed $15.5 billion (or 46.7 per cent) of the total cross subsidy measured on a population basis, and $20.9 billion (or 53.0 per cent) of the total cross subsidy calculated on a GST-generated basis.
6.1 INTRODUCTION
Australia’s federal financial relations are marked by large financial transfers between levels of government. This is a result of vertical fiscal imbalance (VFI), or the significant mismatch between:
•	the States’ large spending responsibilities but limited revenue options and

•	the Australian Government’s capacity to raise much more revenue than it needs for its own expenditure needs.[1]

[1]	Unless otherwise stated, a reference to the states refers to the Australian states and territories.

Budget Statement 2010-11	6 - 1

In 2008-09, the Australian Government accounted for around 72 per cent of own-source revenue raised by all levels of government, but was responsible for only 55 per cent of government own-purpose spending. State governments accounted for around 22 per cent of own-source revenue and around 39 per cent of own-purpose spending.2
Australian Government payments to New South Wales represent 45.3 per cent of total NSW revenue in 2010-11. GST payments comprise over half of the total composition of Australian Government payments to New South Wales (see Chart 6.1). Specific purpose payments (SPPs) under National Agreements (NAs) and National Partnerships (NPs) account for most of the remainder. Commonwealth economic stimulus payments — provided through National Partnership payments — account for 6.1 per cent of Australian Government payments to New South Wales in 2010-11, compared to 12.9 per cent in 2009-10.
Chart 6.1: Composition of Australian Government Payments to New South Wales, 2010-11
Table 6.1 summarises Australian Government payments to New South Wales. Total Australian Government payments are estimated to decline marginally by 0.2 per cent in 2010-11 to $26.1 billion. This reflects reduced payments under the Australian Government’s Economic Stimulus Plan.

[2]	Own-source revenue is revenue excluding grants from other levels of government. Own-purpose spending is spending excluding payments to other levels of government..

6 - 2	Budget Statement 2010-11

Table 6.1: Australian Government Payments to New South Wales

	2008-09	2009-10		2010-11	2011-12	2012-13	2013-14
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

GST revenue (a)	11,844	12,481	13,473	14,762	15,761	16,575	17,323
Budget Balancing Assistance	118	109	52	—	—	—	—
Other general purpose payments	13	31	(79)	64	68	68	73

Total general purpose payments	11,974	12,621	13,445	14,827	15,829	16,643	17,396

National Agreements and other	6,573	6,621	6,562	6,817	7,239	7,610	7,984
National Partnerships	3,145	5,796	6,148	4,456	3,437	2,981	2,189

Total Australian Government payments	21,691	25,038	26,155	26,100	26,505	27,234	27,568

(a)	Includes GST to be dedicated, from 2011-12, to funding health and hospitals services.
As described in the 2009-10 Budget, SPPs generally reflect measures introduced at the Council of Australian Governments (COAG) meeting of November 2008.3 At the 19—20 April 2010 meeting, COAG, except Western Australia, agreed to health and hospitals service reforms. These include significant changes to funding arrangements between the Australian and state governments. See Health and Hospitals Reform in section 6.2, COAG Reform Agenda, and Chapter 4.
Horizontal fiscal equalisation (HFE) underpins the distribution of GST revenue among the states. HFE attempts to ensure that all states have the financial capacity to supply services and infrastructure of the same standard to their residents, provided states make the same effort to raise their own revenue and deliver services at the same levels of efficiency.
In February 2010, the Commonwealth Grants Commission (CGC) released its final report on the 2010 Review of State Revenue Sharing Relativities (the 2010 Review). The report sets out an assessment of state revenue raising capacities and spending needs which drives the distribution of GST revenue from 2010-11.
See section 6.4 for details.

[3]	The Council of Australian Governments (COAG) is the peak intergovernmental forum in Australia. It comprises the Prime Minister, State Premiers, Territory Chief Ministers and the President of the Australian Local Government Association (ALGA).

Budget Statement 2010-11	6 - 3

6.2 COAG REFORM AGENDA
The Council of Australian Government’s (COAG’s) role is to initiate, develop and monitor the implementation of nationally vital policy reforms needing cooperative action by Australian governments.4 A new and expanded reform agenda was endorsed in 2008 covering health, education and training, Indigenous reform, early childhood development, housing, micro-economic reform, climate change and energy, water reform and natural disaster arrangements.
Intergovernmental Agreement
COAG signed in December 2008 an Intergovernmental Agreement on Federal Financial Relations (IGA). The IGA established a new framework for federal financial relations to improve the wellbeing of all Australians through:
•	collaborative working arrangements, with clearly defined roles and responsibilities

•	better public accountability through simpler, standardised and more transparent performance reporting, focusing on achieving outcomes

•	reduced administration and compliance costs

•	stronger incentives to implement economic and social reforms

•	ongoing provision of GST payments to the states equivalent to the revenue received from the GST and

•	equalisation of fiscal capacities between the states.
These objectives were largely captured in two types of arrangements between the Commonwealth and the States.
National Agreements (NAs) set out the policy objectives in six key service delivery areas, covering healthcare, education, skills and workforce development, disabilities, affordable housing and national Indigenous reform. Each agreement established the roles and responsibilities between levels of government and sets out the high-level objectives, outcomes and performance indicators, as agreed by all jurisdictions.

[4]	http://www.coag.gov.au/about_coag/index.cfm

6 - 4	Budget Statement 2010-11

National Partnerships (NPs) are time-limited arrangements that focus on delivering specific outputs or projects in areas of nationally significant reform or achieving service delivery improvements. The Australian Government gives payments to support NPs to help progress the reforms and/or reward jurisdictions for achieving agreed performance benchmarks.
Progress During 2009-10
Through 2009-10, COAG continued work on the December 2008 reforms.
On 2 July 2009, COAG:
•	agreed to measures to progress ‘Closing the Gap in Indigenous Disadvantage’

•	agreed to the need for further work to improve food security in remote locations, welfare reform, urban and regional service delivery, internet access in remote locations and to develop a National Indigenous Education Action Plan

•	adopted from July 2009 a national Early Years Learning Framework

•	agreed on transport regulatory reforms in maritime safety and heavy vehicle regulation and

•	signed a National Partnership on Energy Efficiency, establishing a strategy to accelerate energy efficiency improvements for households and businesses through a nationally consistent approach.
Four National Partnership Agreements were signed at the December 2009 COAG meeting:
•	E-Health — providing the legislative, governance and administrative framework for national healthcare identifiers

•	Elective Surgery Waiting List Reduction Plan — providing significant incentives for continued reduction in elective surgery waiting lists

•	Health Infrastructure — providing for joint investment in high quality physical and technological infrastructure for the health sector and

•	Health Services — funding initiatives that support high quality health services.

Budget Statement 2010-11	6 - 5

Capital city strategic planning systems
COAG agreed at its December 2009 meeting that, by 1 January 2012, all States will have in place plans that meet new national criteria. These criteria will ensure:
•	cities have strong, transparent and long-term plans in place to manage population and economic growth and

•	plans will address climate change, improve housing affordability and tackle urban congestion.
The COAG Reform Council (CRC), supported by an expert advisory panel, will independently review the consistency of capital city strategic planning systems against the new criteria during 2010 and 2011.
Performance under education and skills workforce agreements
In November 2009, the CRC released its first reports assessing state baseline performance under the National Education Agreement and the National Skills and Workforce Development Agreement.
New South Wales was assessed as performing at or above the national average across most measures. Among jurisdictions with larger proportions of Indigenous students, the State had the best results for Indigenous students, with the smallest gaps between Indigenous and non-Indigenous students. For non-Indigenous students, New South Wales’s performance was in the top three jurisdictions across most measures and was particularly strong in national literacy and numeracy testing.
Performance in delivering a seamless national economy
In February 2010, the CRC released its first report assessing jurisdictions’ performance in implementing the National Partnership Agreement to Deliver a Seamless National Economy. New South Wales’ performance was assessed as equal to or better than that of most of the other states across the 36 areas of reform. This included achieving milestones in important areas such as occupational health and safety, establishing a national licensing system, and mine and product safety.
Housing
At its April 2010 meeting COAG also endorsed a housing supply and affordability reform agenda and timeline, and continued to progress its microeconomic reform agenda to enhance long-term productivity growth.

6 - 6	Budget Statement 2010-11

New South Wales will lead work on the housing supply and affordability reform agenda. Under the agenda, COAG will report on factors which impact on the housing supply pipeline, such as the potential to reform land aggregation, zoning and planning processes and governance. The work also will examine government policies that may hinder supply or stimulate demand. This includes the impact of the First Home Owners Scheme, Commonwealth and State taxation settings, and environmental and energy efficiency regulations.
COAG’s work agenda in 2010-11 will include vital policy development in health reform, housing supply and affordability, business regulation and competition.
Health and Hospitals Reform
The main financial features of COAG’s (excluding Western Australia) April 2010 National Health and Hospitals Network Agreement (NHHNA) are:
•	the Commonwealth will fund 60 per cent of the efficient price of all public hospital services delivered to public patients and will be responsible for funding and policy for primary health care and aged care services (other than in Victoria). An Independent Hospital Pricing Authority will determine the efficient price for public hospital services to be used by the Commonwealth

•	Local Hospital Networks will be the direct managers of single or small groups of public hospital services and their budgets

•	Commonwealth funding will be channelled through the National Healthcare Specific Purpose Payment and, from 2011-12, retained State GST revenue. The Commonwealth will contribute additional ‘top-up’ funding, guaranteed by the Australian Government to be at least $15.6 billion nationally in the period 2014-15 to 2019-20:
•	around one-third of GST will be retained for health spending, with the Australian Government dedicating each state’s retained GST to health and hospitals services on behalf of that state. The share of GST to be retained and allocated to health and hospitals reform will be fixed from 2014-15, based on 2013-14 costs

•	the Australian Government projects New South Wales will receive around $4.9 billion in top-up funding from the Commonwealth between 2014-15 and 2019-20

Budget Statement 2010-11	6 - 7

•	under the April 2010 COAG Agreement, the Commonwealth will provide an additional $5.4 billion nationally ($3.8 billion to state governments) from 1 July 2010 for reforms and investments to tackle current key pressure points and help meet future demand. The New South Wales Government will receive $1.2 billion in National Partnership payments over the period 2009-10 to 2013-14

•	transparent funding flows will be achieved through:
•	setting up joint intergovernmental funding authorities in each state to oversee the distribution of activity-based funding to Local Hospital Networks

•	state-based funding authorities receiving funds from the Commonwealth, through its National Health and Hospitals Network Fund. The state-based funding authorities will include state funds and directly pay Local Hospital Networks on an activity basis for public hospital services and

•	the National Health and Hospitals Network Fund also directing payments to states for services best managed on a state-wide basis (such as research and training, community service obligations required to support small regional and rural public hospitals and public hospital capital investment) and providing funding to states for the continued delivery of primary health care services.
Implementing the NHHNA will require changes to the December 2008 IGA and amendment of the Commonwealth Federal Financial Relations Act 2009. Both currently provide that all Commonwealth GST revenue payments to the states can be used by the states for any purpose. Under the NHHNA, the Commonwealth will put in place new legislative safeguards to prevent the Commonwealth making any further changes to the use of GST revenue.
For details of the new health arrangements, see Chapter 4.
National Agreements
The Australian Government will provide $29.7 billion in National Agreement payments to New South Wales over the four years to 2013-14 (see Table 6.2). These payments are supported by the National Agreements for healthcare, education, skills and workforce development, disability, affordable housing and national Indigenous reform.

6 - 8	Budget Statement 2010-11

Table 6.2: National Agreement and Other Payments to New South Wales(a)

	2008-09	2009-10		2010-11	2011-12	2012-13	2013-14
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Healthcare	3,871	3,711	3,711	3,949	4,205	4,466	4,735
Education	1,020	1,106	1,106	1,170	1,238	1,308	1,379
Skills and Workforce Development	430	439	439	443	448	452	456
Affordable Housing	370	380	384	387	394	401	401
Disability	286	302	302	349	399	416	436
Home and Community Care (b)	327	355	356	379	406	406	406
Other (c)	269	328	264	140	149	161	171

Total National Agreement and other payments	6,573	6,621	6,562	6,817	7,239	7,610	7,984

(a)	Excludes payments ‘through’ the State such as non-government school and local government funding.

(b)	Under the National Health and Hospitals Network Agreement funding will transfer to the Australian Government from 2011-12. The nature of the payment arrangements for services provided by NSW agencies on behalf of the Australian Government are to be agreed.

(c)	Includes a number of other payments such as service level agreements between the Australian Government and NSW line agencies which are in addition to the 2008 IGA.
National Partnerships
The Australian Government will provide $13.1 billion in National Partnership payments to New South Wales over the four years to 2013-14 to enable and reward nationally important reforms, and to help deliver specified outputs or projects.
Table 6.3 shows total Australian Government funding to New South Wales for National Partnerships.

Budget Statement 2010-11	6 - 9

Table 6.3: National Partnership Payments to New South Wales

	2008-09	2009-10		2010-11	2011-12	2012-13	2013-14
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Health	429	221	211	243	194	221	217
Education	294	304	442	405	626	619	336
Housing	88	112	215	70	67	79	31
Transport	922	1,103	984	1,052	1,074	799	871
Environment	49	62	78	56	56	39	3
Other	697	621	700	383	258	271	193
Economic Stimulus Plan	300	3,239	3,366	1,595	171	—	—
Nation Building for the Future	366	134	68	379	741	673	229
Health & Hospitals Network	—	—	84	273	250	280	309

Total National Partnership payments	3,145	5,796	6,148	4,456	3,437	2,981	2,189

The ‘first wave’ of National Partnerships (NPs) agreed at COAG in November 2008 are currently being implemented across a range of national reform areas including education, health, social housing and competition and business regulation. Some of the major payments over the period covering 2008-09 to 2013-14 are:
•	$526 million from the Low Socio Economic Status School Communities NP. This NP helps 331 disadvantaged schools in New South Wales in 2009 and 2010 to increase the availability of high quality teaching. When fully rolled out 638 schools will participate

•	$581 million under the Productivity Places NP. Almost 90,000 extra training places are being offered in New South Wales in 2009 and 2010 under this NP. The training will help 31,000 jobseekers gain work and increase the skills of 59,000 currently in the workforce

•	$425 million from the Early Childhood Education NP, which among other things increases funding by 50 per cent to community pre-schools in New South Wales. By December 2010, an extra 10,500 children will have access to subsidised pre-school programs

•	$130 million under the Social Housing NP. Around 340 dwellings are expected to be completed in 2009-10 and a further 300 in 2010-11

6 - 10	Budget Statement 2010-11

•	$454 million under the Hospital and Health Workforce Reform NP and

•	$177 million for the Seamless National Economy NP. Key achievements in 2009-10 include endorsing model legislation for harmonised national occupational health and safety; agreeing a new legal entity for a national electronic conveyancing system; and actions to nationally regulate consumer credit from 1 July 2010.
New South Wales will contribute around $1.3 billion towards the ‘first wave’ National Partnerships over the 2008-09 to 2013-14 period.
Nation Building — Economic Stimulus Plan
New South Wales will receive $5.4 billion in infrastructure funding announced by the Australian Government on 5 February 2009 over the four years to 2011-12 to deliver these fiscal stimulus measures:
•	upgrading and maintaining school buildings

•	boosting the stock and maintenance of social housing

•	providing new boom gates and other safety measures at high-risk rail crossings and

•	addressing road black spots.
New South Wales will receive $3.5 billion under the schools part of the stimulus package. The Bilateral Agreement for Primary Schools for the 21st Century Program (P21) was signed in October 2009 and included an additional $300 million to cover implementing the P21 program. More than 2,170 government schools will benefit.
The Australian Government will provide $1.9 billion to build 5,946 new dwellings and to maintain and repair 25,221 properties under the social housing part of the package. It is anticipated that 1,060 new dwellings will be completed by 30 June 2010. The NSW Government is contributing $203 million in land to help boost the stock of social housing in New South Wales.

Budget Statement 2010-11	6 - 11

Nation Building for the Future
Works have started on projects under the Australian Government’s Nation Building for the Future, which provides $2.5 billion in infrastructure funding over six years from 2008-09. Major projects include:
•	$1.5 billion for the Hunter Expressway

•	$618 million for the Kempsey Bypass

•	$38 million for education infrastructure and

•	$96 million for the Nepean Hospital Redevelopment.
6.3 GST REVENUE
GST revenue in any year is affected by three factors:
•	the total GST pool

•	NSW GST relativity, which is recommended by the Commonwealth Grants Commission (CGC) and determined by the Australian Treasurer, and

•	NSW population.
Total GST Revenue
In its 2010-11 Budget, the Australian Government increased its estimates of the total GST pool available for distribution to the states, compared to the estimates provided in its 2009-10 Mid-Year Economic and Financial Outlook (MYEFO), published in November 2009; and its 2009-10 Budget, published in May 2009.
Compared to the 2009-10 MYEFO, estimates of total GST revenue have been increased by $11.6 billion for the four years 2009-10 to 2012-13 (and $8.3 billion for the three years 2009-10 to 2011-12).
The increase in the total GST estimates stems from higher forecast growth for taxable consumption as the Australian economy recovers from the global recession.
Nevertheless, estimates for total GST revenue are still a significant reduction on estimates before the global financial crisis. Chart 6.2 shows the Australian Government’s revisions since its 2008-09 Budget to total GST revenue.

6 - 12	Budget Statement 2010-11

The Australian Government’s 2010-11 Budget national GST estimates for the three years 2009-10 to 2011-12 remain $9.2 billion below the 2008-09 Budget forecasts. For 2010-11, the Australian Government’s national GST estimate has varied from $51 billion in the 2008-09 Budget to $44 billion in the 2009-10 Budget and $48 billion in the 2010-11 Budget.
Chart 6.2: Australian Government GST Estimates

Source:	Australian Government, Budget Paper No. 3, various, Mid-Year Economic and Fiscal Outlook, various, and Updated Economic and Fiscal Outlook, February 2009.
New South Wales’ Share of the GST
The Australian Treasurer accepted the state GST revenue sharing relativities to apply in 2010-11 as recommended in the Commonwealth Grants Commission’s (CGC’s) 2010 Review.
NSW share of national GST in 2010-11 is estimated to be 30.8 per cent, up from 30.3 per cent in 2009-10. NSW population share of total 2010-11 GST would be 32.3 per cent.
Three factors are at work in the overall change in NSW GST relativity between 2009-10 and 2010-11:
•	changed methods used to assess revenue raising capacity and spending needs

•	reduced assessment period — the numbers of years’ data used to calculate the final average relativity for the distribution of GST revenue in the application year was reduced from five to three and

•	based on the moving three-year assessment period, the substitution of 2008-09 state revenue and spending data for 2005-06 data, which updates the relativity for changed state circumstances between those years.

Budget Statement 2010-11	6 - 13

The separate impact, as calculated by the CGC, of the changes in assessment methods, assessment period and State circumstances is shown for New South Wales in Table 6.4.
Table 6.4: 2010 Review — Major Factors Affecting NSW Relativity

Factor	$ million

Changed assessment methods		(701.1)
of which
capital assessment	(525.1)
Shortened assessment period		579.0
Changed State circumstances		399.5
of which
mining revenue	166.9
land tax	153.0
payroll tax	54.7
community and other health services	(30.8)

Total relativity change		277.3

Source:	CGC, 2010 Review, Volume 1, Tables 8-2, 8.3 and 8.4, pp. 121-6 and Volume 3 — Supporting Information, Table 5.7, p. 53.
Overall, in a longer term structural sense, the changes disadvantage New South Wales.
The gain from shortening the assessment period is one-off. Removing two years at the beginning of the averaging period dropped annual relativities that, for New South Wales, were quite low. This increased NSW average relativity measured over three years. From now on, the relativity will be averaged over three years compared to five years previously.
The gains from changes in State circumstances reflect largely cyclical influences related to the enhanced capacities of other states to raise their own revenues. In Queensland and Western Australia in particular, the resources boom has increased revenue from mining royalties and indirectly boosted other tax bases.
However, the changes to assessment methods will permanently reduce NSW GST revenue. The $701 million that New South Wales is estimated to have lost in 2010-11 will not be unwound in future assessments. In addition, the new methods for the capital assessment will continue to benefit those states with annual population growth above the Australian average. The already relatively large NSW population base means it is difficult for the State’s population to grow at a faster pace than states with smaller populations.

6 - 14	Budget Statement 2010-11

6.4 COMMONWEALTH GRANTS COMMISSION 2010 REVIEW
New South Wales is concerned about the outcome of the Commonwealth Grants Commission (CGC) 2010 Review:
•	The CGC’s change to the definition of horizontal fiscal equalisation (HFE) indicates a need for governments to review exactly what HFE is trying to achieve.

•	The large change in GST distribution in the 2010 Review resulting from method changes, compared to the 2009 Update, shows the difficulty of judging exactly what is an ‘appropriate’ GST distribution.

•	The capital assessment is conceptually weak and inconsistent with economic theory and standard accounting practice.
New South Wales believes that the current HFE arrangements are not strongly efficient and hinder adjustments in the Australian economy that are essential to meet current and future challenges.
New South Wales will continue to argue the need for a review of how HFE is defined and implemented.
Definition of Horizontal Fiscal Equalisation (HFE)
The CGC has changed the definition of HFE to:
State governments should receive funding from the pool of goods and services tax revenue such that, after allowing for material factors affecting revenues and expenditures, each would have the fiscal capacity to provide services and the associated infrastructure at the same standard, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency.5 (Italics added)
The new definition and the associated assessments of new infrastructure spending and net lending fundamentally change the scope of HFE.
Under the previous HFE methods, States were given the capacity to have equal per capita net operating balances, provided each made the same effort to raise revenue from its own sources and operated at the same level of efficiency.

[5]	CGC, Report on GST Revenue Sharing Relativities – 2010 Review (2010 Review), Volume 1–Main Report, p. 34.

Budget Statement 2010-11	6 - 15

Under the new methods for the infrastructure and net lending assessments, States are given the capacity to move to equal per capita stocks of physical capital (adjusted for capital disabilities) and net financial assets, provided each makes the same effort to raise revenue from its own sources and operates at the same level of efficiency.
In effect, the CGC has moved from the equalisation of net operating balances to the equalisation of a significant part of States’ net worth, jumping from equalisation of flow concepts in operating statements to stock concepts in state balance sheets.
The CGC has changed the definition of HFE despite its view that the terms of reference for the 2010 Review did not give it a mandate to change the objective, nature, coverage or scope of equalisation.6 In addition, earlier in the 2010 Review process, the CGC argued that equalising net worth was not an appropriate objective for HFE:
The Commission concluded that it wanted to equalise State costs of providing services, and that, therefore, net worth was out of scope of the Commission’s objectives.7
The Extent of Change in the GST Distribution
The CGC’s new assessment methods in the 2010 Review have produced large changes in GST revenue distribution between the states.
Table 6.5 shows the change in the distribution of GST revenue between 2009-10 and 2010-11 attributed by the CGC to the changed revenue and expenses assessment methods. (This impact is calculated based on GST revenue expectations for 2009-10 at the time the CGC’s 2010 Review was published in February 2010.)
For individual States, the impact was much greater than the overall redistribution, with Queensland gaining 11.2 per cent extra GST revenue and the ACT, Northern Territory and New South Wales losing 9.7 per cent, 8.1 per cent and 5.5 per cent respectively.
The 2010 Review method changes, including the capital expenses assessment, are not justified by major changes in State policy, federal relations or data.

[6]	CGC, 2010 Review, Vol. 1, pp. 29-32.

[7]	CGC, Assessing Capital Needs — An Alternative Approach, Staff Discussion Paper CGC 2007/33-S, August 2007, p. 1.

6 - 16	Budget Statement 2010-11

Table 6.5: 2010 Review — Method Changes and GST Distribution

	NSW	VIC	QLD	WA	SA	TAS	ACT	NT	Total(a)
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Estimated 2009-10 GST revenue ($m)	12,774	9,644	7,839	3,413	3,908	1,573	863	2,285	42,300
Change in GST distribution owing to assessment method changes ($m)	(701)	(35)	879	107	21	(1)	(84)	(186)	1,007
Proportion of GST revenue redistributed (%)	(5.5)	(0.4)	11.2	3.1	0.5	(0.1)	(9.7)	(8.1)	2.4

(a) The total redistribution is the sum of the positive (or the negative) amounts.

Source:	CGC, 2010 Review, Volume 1, Table 8.1, p. 120 and Table 8-3, p. 122.
Concerns About CGC’s Capital Assessment
The CGC argues that its new methods for assessing capital spending are better because they recognise ‘State infrastructure needs when State circumstances change and new infrastructure must be acquired.’8
New South Wales has several concerns about the CGC’s capital assessment. Most importantly, the Commission’s approach misconstrues ‘what States do’ and places too much emphasis on annual population growth as a driver of State investment decisions.
States do not invest in and own physical assets as an end in itself but to use them, in combination with other factors of production, to provide services.
Therefore, in the annual equalisation context implemented by the CGC, it is the cost of the capital used to deliver services that should be assessed and equalised, rather than the lumpy upfront spend on capital. The Steering Committee for the Review of Government Service Provision recognises that under accrual accounting the costs of capital in the provision of government services lie in the use of physical capital each year (depreciation) and the user cost of capital.9

[8]	CGC, 2010 Review, Vol. 1, p. 56.

[9]	Steering Committee for the Review of Government Service Provision, Report on Government Services 2009, Productivity Commission, January 2009, Vol. 1, pp. 2.16-2.17.

Budget Statement 2010-11	6 - 17

There is an opportunity cost to holding infrastructure and infrastructure suffers wear and tear in delivering services. These are the annual costs associated with the use of infrastructure in service delivery. These are the costs that should be included in the CGC’s annual assessments.
If independent pricing regulators took the same approach to recognising capital needs upfront as the CGC, this would result in a sharp price spike in the year in which major capital spending took place, followed by a sharp decline in subsequent years. This is clearly not a desirable outcome and is appropriately avoided.
It is preferable for capital needs to be equated to the utilisation of assets in service delivery. This is consistent with the view that the primary purpose of States is service delivery and that capital is acquired as a means to providing services, rather than as an objective in its own right.
Other Assessments
New South Wales has concerns with a number of other method changes, including:
•	the new assessment method for community and other health expenses. The new method uses a model which assumes that community and other health services provided from different sources — the Australian Government, State governments and the non-government sector — are perfectly substitutable. This is not the case for many reasons. In particular, charging regimes vary between the different sectors, with some services provided free and others attracting a charge and

•	the new assessment method for roads. An important change was that the higher maintenance costs of bridges and tunnels—important to New South Wales given topography and urban congestion—is no longer recognised.
6.5 GST CROSS SUBSIDIES
Horizontal fiscal equalisation (HFE) means the States with larger populations, including New South Wales, cross subsidise the other States. New South Wales, Victoria, Queensland and Western Australia receive a less than proportionate share of GST revenue (based either on equal population shares or shares of GST revenue generated) while the other States receive a larger than proportionate share.

6 - 18	Budget Statement 2010-11

Since the GST was introduced, New South Wales (and Victoria) have largely carried the burden of cross subsidising the smaller States under HFE. Queensland and Western Australia have been more recent contributors, largely reflecting the trends in revenue raising capacities from the middle of the decade, particularly the rapid growth in revenue from mining royalties.
Population-based Cross Subsidies
Average per capita GST revenue for the donor States — New South Wales, Victoria, Queensland and Western Australia — in 2010-11 is estimated at $1,933. By contrast, average per capita GST revenue for the other States will be 82 per cent higher, at $3,513. Average per capita GST revenue for New South Wales in 2010-11 is estimated at $2,027 (see Table 6.6).
Table 6.6: GST Revenue Per Capita, 2010-11

GST revenue payments
State/Territory	$ per capita

New South Wales	2,027
Victoria	2,001
Queensland	1,944
Western Australia	1,454

South Australia	2,736
Tasmania	3,451
Australian Capital Territory	2,455
Northern Territory	10,803

Average, 4 donor States	1,933
Average, 4 recipient States	3,513

AUSTRALIAN AVERAGE	2,126

Source:	Australian Government, 2010-11 Budget Paper No. 3, Australia’s Federal Relations, Table 3.7, p.120.
In 2010-11, the four donor States will subsidise the four recipient States by $3.8 billion, compared with a distribution based on state populations. Of this, New South Wales will donate $0.7 billion, or $99 per capita, to the recipient States. GST cross subsidies based on population are shown in Table 6.7.
Table 6.7: State Population-based GST Cross Subsidies, 2010-11

	NSW	VIC	QLD	WA	SA	TAS	ACT	NT

Equal per capita GST, $b	15.5	11.9	9.7	5.0	3.5	1.1	0.8	0.5
GST payment, $b	14.8	11.2	8.9	3.4	4.5	1.8	0.9	2.5

Cross Subsidy, $b	(0.7)	(0.7)	(0.8)	(1.6)	1.0	0.7	0.1	2.0
Cross Subsidy, $ per capita	(99)	(125)	(182)	(672)	610	1,325	329	8,676

Source:	Australian Government, 2010-11 Budget Paper No. 3, Table 3.7, p.120.

Budget Statement 2010-11	6 - 19

Table 6.8 disaggregates the equal per capita subsidy paid by New South Wales to individual recipient States in 2010-11.
Table 6.8: NSW Population-based GST Cross Subsidy, 2010-11

	SA	TAS	ACT	NT	Total

Total, $m	190	128	22	382	722
$ per capita	26	18	3	52	99
Chart 6.3 shows cumulative GST cross subsidies calculated on a population basis for the period 2000-01 to 2010-11.
Over the period, New South Wales has contributed $15.5 billion (or 46.7 per cent) of the total cross subsidies of $33.2 billion paid to recipient States. Victoria has contributed $12.1 billion (36.4 per cent). Queensland and Western Australia have been both donors and recipients of cross subsidies at various times over the period. Queensland has been a net contributor of $0.4 billion and Western Australia a net contributor of $3.4 billion.
Chart 6.3: Cumulative GST Cross Subsidies — Population-based

Source:	NSW Treasury estimates based on GST payments from Australian Government, Final Budget Outcome, various, and 2010-11 Budget Paper No. 3, Table 3.7, pp. 119-120. Populations used are December estimated resident populations from ABS, Australian Demographic Statistics, Sep 2009, (3101.0).

6 - 20	Budget Statement 2010-11

GST—Generated Cross Subsidies
The GST cross subsidy can also be measured by comparing GST revenue with the amount of GST revenue generated in each State.10
On this basis, economic activity in New South Wales is estimated to generate $15.9 billion in GST revenue in 2010-11, compared with the $14.8 billion in GST revenue that New South Wales will receive. This is a cross subsidy to the other States (except for Victoria, Queensland and Western Australia) of $1.2 billion, or $161 per capita (see Table 6.9).
In 2010-11, on a GST-generated basis, the donor States will provide a total cross subsidy to the three recipient States of $4.1 billion.
Table 6.9: State GST-generated Cross Subsidies, 2010-11

	NSW	VIC	QLD	WA	SA	TAS	ACT	NT

GST generated, $b	15.9	11.9	9.5	5.0	3.3	1.0	0.9	0.5
GST payment, $b	14.8	11.2	8.9	3.4	4.5	1.8	0.9	2.5

Cross Subsidy, $b	(1.2)	(0.7)	(0.6)	(1.6)	1.2	0.8	(0.0)	2.1
Cross Subsidy, $ per capita	(161)	(126)	(121)	(694)	751	1,539	(102)	8,833

Source:	NSW estimates based on GST estimates for 2010-11 from Australian Government, 2010-11 Budget Paper No.3, Table 3.7, p. 120. See footnote 10 for the derivation of GST generated. The ACT’s GST-generated cross subsidy contribution in 2010-11 is estimated at $37 million, or $102 per capita.
Of the NSW total GST-generated cross subsidy of $1.2 billion in 2010-11, $0.6 billion will be paid to the Northern Territory, $0.4 billion to South Australia and $0.2 billion to Tasmania (see Table 6.10).
Table 6.10: NSW GST-generated Cross Subsidy, 2010-11

	SA	TAS	NT	Total

Total, $ m	355	225	589	1,170
$ per capita	49	31	81	161
Source:	See Table 6.9

[10]	GST generated in each State is estimated by NSW Treasury using household consumption expenditure – excluding spending on rent, food, health and education services – plus private dwelling construction spending and private ownership transfer costs to approximate the GST revenue base. Data is obtained from ABS, Australian National Accounts: State Accounts, 2008-09 (Reissue), 5220.0. State shares for 2009-10 and 2010-11 are extrapolations.

Budget Statement 2010-11	6 - 21

Chart 6.4 shows cumulative GST-generated cross subsidies for the period 2000-01 to 2010-11.
Over the period, New South Wales has contributed $20.9 billion (or 53.0 per cent) of the total cross subsidies of $39.4 billion, calculated on a GST-generated basis, paid to recipient States. Victoria has contributed $13.3 billion (33.8 per cent).
Queensland has been a donor of cross subsidies calculated on a GST-generated basis from 2008-09 and Western Australia from 2006-07. However, Queensland has been a net recipient of $2.4 billion in GST-generated cross subsidies over the period 2000-01 to 2010-11, while Western Australia has been a net donor of $3.0 billion.
Chart 6.4: Cumulative GST Cross Subsidies — GST-generated

Source:	NSW Treasury estimates based on GST payments from Australian Government, Final Budget Outcome, various, and 2010-11 Budget Paper No. 3, Table 3.7, p. 120. See footnote 10 for derivation of GST generated.

6 - 22	Budget Statement 2010-11

CHAPTER 7: LIABILITY MANAGEMENT

•	The State’s net financial liabilities are expected to stabilise at around 20 per cent of gross state product from 2009 to 2014. This level is around 5 per cent higher than the average from 2000 to 2008.

•	State net debt is forecast to increase over the next five years, reaching 10.3 per cent of gross state product by June 2014. The increase follows substantial increases in PTE sector borrowings to fund capital works. The forecast level remains significantly below mid-1990 levels, and is well below mid-1980 levels, when State net debt was more than 20 per cent of gross state product.

•	Unfunded Superannuation liabilities are forecast to stabilise around 2010 levels in nominal terms for the next decade, leading to an ongoing decline as a percentage of gross state product. This forecast follows a substantial increase in superannuation funding, and includes the investment of $510 million from the transfer of New South Wales Lotteries Corporation activities to the private sector.

•	Insurance liabilities have risen following an increase in outstanding claims liabilities forecast for the Treasury Managed Fund (TMF). This increase has been offset by higher premiums and asset values.

•	The Insurance Protection Tax for HIH will be abolished from 1 July 2011 following review and confirmation of favourable medium term liability forecasts.
7.1 INTRODUCTION
The strength of State finances is measured by both the fiscal outcomes for each year and the accumulated financial position arising from prior years. The balance sheet measures at a point in time the impact of past decisions on state finances. The forecast balance sheet includes the impact of financial decisions arising from the current budget.
Net financial liabilities measures gross debt, unfunded superannuation, insurance and other financial liabilities, after deducting the value of cash, investments and other financial assets. Credit rating agencies and other finance analysts increasingly focus on net financial liabilities as a comprehensive measure of the State’s financial position.

Budget Statement 2010-11	7 - 1

Net debt is defined as gross debt (borrowings, finance leases, deposits, advances received and other loans), less the value of cash, financial assets and advances paid (loans for policy purposes, such as housing, transport, or rural assistance). Prior to the introduction of full accrual accounting, the level of net debt was the most widely used indicator of the strength of state finances.
Superannuation provisions, or unfunded superannuation liabilities, represent the difference between the gross value of liabilities and the value of financial assets held in NSW public sector defined benefit schemes. Superannuation fund income is provided from employer and employee contributions and investment returns. Employer funding arrangements in the general government sector are based on fully funding superannuation liabilities by 2030.
Other liabilities include provisions for insurance, employee entitlements and payables to other parties.
7.2 NET FINANCIAL LIABILITIES
Total State Sector
The total State sector combines the general government with the public trading enterprise (PTE) and public financial enterprise (PFE) sectors.
Table 7.1 shows the level of State sector net debt and net financial liabilities.
Table 7.1:  Total state sector net financial liabilities

	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Cash/Cash Equivalent Assets	4,320	4,856	5,541	4,778	4,371	4,842	5,088	4,717
Financial Assets (Fair Value)	12,353	12,744	15,763	17,670	18,578	19,349	20,278	21,289
Advances paid	223	239	319	523	715	883	891	876
Other financial assets	7,766	7,613	8,247	8,222	8,313	8,129	8,512	8,751

Total Financial Assets	24,662	25,452	29,870	31,194	31,978	33,204	34,768	35,634

Gross Debt	36,878	39,612	50,973	58,979	66,248	72,096	77,242	82,056
Superannuation provisions	14,068	17,758	31,003	28,593	26,975	28,438	28,795	28,713
Other liabilities	24,636	25,181	28,221	28,458	29,537	30,738	31,641	32,746

Total Liabilities	75,583	82,551	110,197	116,030	122,760	131,272	137,678	143,515
Net Debt	19,982	21,774	29,350	36,008	42,584	47,023	50,986	55,174
Net Financial Liabilities	50,920	57,099	80,327	84,837	90,782	98,068	102,909	107,880

Net Financial Liabilities as a % of GSP	14.5	15.0	20.0	20.2	20.3	20.5	20.4	20.2

(a)	Further details on State sector financial assets and liabilities are provided in Tables 7.15 and 7.18.

7 - 2	Budget Statement 2010-11

Over the four years to June 2014, State sector net financial liabilities are forecast to rise from $84.8 billion to nearly $107.9 billion, an increase of $23 billion or 27 per cent. This increase is largely due to the growth in gross debt, which is forecast to rise by $23.1 billion. Other liabilities (including superannuation) are forecast to rise by $4.4 billion, offset by an equivalent $4.4 billion increase in the value of financial assets.
Chart 7.1 shows net financial liabilities for the State sector, the general government and the PTE sectors, measured as a percentage of gross state product.
Chart 7.1: Net financial liabilities — by sector

(a)	Series break in 2004-05 is due to the adoption of Australian Equivalents to International Financial Reporting Standards, which has increased the reported level of net financial liabilities, particularly for superannuation.

(b)	General government sector liabilities include estimates of around $1 billion for land claims granted to local Aboriginal Land Councils where the land has not yet transferred.

(c)	PTE and PFE sector equity investments are excluded from general government net financial liability measures.
From 2000 to 2008, State sector net financial liabilities have been largely unchanged at around 15 per cent of gross state product, despite an increase in 2005 which followed a change to accounting standards.
Net financial liabilities increased to 20 per cent of gross state product in 2009. This increase was due to high levels of capital spending, the effect of the global financial crisis on the value of financial assets as well as changes to liability estimates for superannuation in the general government sector.
Although trends in the general government and PTE sectors differ, overall State sector net financial liabilities are forecast to remain virtually unchanged over the next four years, representing 20.2 per cent of gross state product in June 2014.

Budget Statement 2010-11	7 - 3

General Government Sector
The general government sector provides core services such as schools, hospitals and policing. Operating expenditure in this sector is financed mainly from State taxation and Australian Government grants. Liabilities are largely based on borrowings, superannuation, insurance and other employee provisions. Financial assets are mainly used to fund and manage these liabilities.
Table 7.2 gives details on net financial liabilities for the general government sector.

Table 7.2:	General government net financial liabilities

	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Financial Liabilities
Gross Debt	14,044	14,836	17,510	21,134	23,839	24,919	25,916	26,984
Superannuation provisions	14,363	17,624	29,423	27,466	26,157	27,575	28,014	28,064
Employee Provisions	6,339	6,646	7,386	7,680	7,819	8,102	8,336	8,542
Insurance claims(a)	6,387	6,281	7,048	7,399	7,780	8,160	8,557	8,972
Tax liabilities	1,758	674	753	763	783	786	782	768
Other liabilities	5,904	6,067	6,920	6,876	6,847	6,815	6,676	6,715

	48,795	52,128	69,040	71,318	73,224	76,356	78,280	80,045

Financial assets
Cash/Cash Equivalent Assets	2,438	2,299	3,350	2,859	2,901	2,908	2,767	2,836
Financial Assets at Fair Value	7,166	6,090	5,272	6,951	7,587	8,153	8,753	9,400
Advances paid	795	784	780	949	1,122	1,285	1,283	1,264
Tax assets	6,203	5,746	4,821	5,701	5,875	6,124	6,221	6,224
Receivables	4,984	5,222	5,556	5,562	5,385	5,319	5,681	5,703
Equity	1,524	1,626	1,050	1,086	1,133	1,182	1,239	1,294

	23,110	21,767	20,829	23,108	24,003	24,971	25,944	26,721

Net Financial Liabilities	25,685	30,361	48,211	48,210	49,219	51,387	52,335	53,325

% of GSP	7.3	8.0	12.0	11.5	11.0	10.7	10.4	10.0

(a)	Insurance liabilities are not disclosed separately in the general government balance sheet in Chapter 9. Instead, insurance liabilities are either classified under Employee provisions or under Other provisions. For more details on insurance liabilities and related assets see Table 7.14.
Between June 2008 and June 2009, net financial liabilities rose from less than $30.4 billion to $48.2 billion, an increase of $17.9 billion, or 4 per cent of gross state product. This increase was largely due to the global financial crisis, although it was also partly due to the ongoing impact of accounting standard based superannuation changes, which increased liabilities as a share of gross state product by 1 per cent in that year.
Over the four years to June 2014, net financial liabilities are forecast to rise by $5.1 billion, from $48.2 billion to $53.3 billion.

7 - 4	Budget Statement 2010-11

This increase is due to the combined impact of a $5.9 billion increase in gross debt and a $2.9 billion increase in other financial liabilities, partly offset by a $3.6 billion increase in the total value of financial assets.
As a percentage of gross state product, net financial liabilities are forecast to fall steadily, from a 12 per cent peak in June 2009 to 10 per cent in June 2014.
Public Trading Enterprise Sector
The public trading enterprise (PTE) sector provides major economic services and infrastructure such as electricity, water, housing and transport. This sector has substantial borrowings and the level of financial assets, superannuation provisions and other liabilities is relatively small.
Table 7.3 gives details on net financial liabilities for the PTE sector.

Table 7.3:	Public trading enterprise net financial liabilities

	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Financial Liabilities
Gross Debt	19,845	19,948	23,926	28,132	32,674	37,434	41,586	45,347
Superannuation provisions	(294)	135	1,579	1,126	817	863	780	648
Employee Provisions	1,917	1,995	2,076	2,032	2,034	2,065	2,094	2,120
Tax liabilities	6,187	5,753	4,815	5,661	5,836	6,080	6,154	6,150
Other liabilities	5,817	5,660	6,060	5,755	5,904	6,495	6,869	6,927

	33,472	33,491	38,456	42,706	47,267	52,936	57,485	61,191

Financial assets
Cash/Cash Equivalent Assets	1,675	2,063	2,146	1,882	1,288	1,764	2,123	1,673
Financial Assets (Fair Value)	1,333	925	983	896	990	903	953	984
Advances paid	—	18	51	75	80	70	64	51
Tax assets	1,758	674	753	763	783	786	782	768
Receivables	2,757	1,976	2,259	2,332	2,447	2,654	2,953	3,168
Equity	—	—	—	—	—	—	—	—

	7,523	5,656	6,192	5,949	5,587	6,176	6,874	6,644

Net Financial Liabilities	25,949	27,835	32,264	36,757	41,680	46,760	50,610	54,548

% of GSP	7.4	7.3	8.0	8.8	9.3	9.8	10.0	10.2

From June 2010 to June 2014, net financial liabilities are forecast to rise from less than $36.8 billion to more than $54.5 billion, an increase of $17.8 billion. This increase is mostly due to increases in gross debt used to fund capital expenditure.
As a percentage of gross state product, net financial liabilities are forecast to rise from 8 per cent in June 2009 to 10.2 per cent in June 2014.

Budget Statement 2010-11	7 - 5

Public Financial Enterprise Sector
The public financial enterprise (PFE) sector comprises entities mainly engaged in incurring financial liabilities and investing in financial assets on their own account, such as NSW Treasury Corporation (TCorp) and the Lifetime Care and Support Authority. From June 2010 to June 2014, the value of PFE sector financial assets is forecast to be broadly equal to the value of financial liabilities.
7.3 NET DEBT
Total State Sector
Table 7.4 shows total State sector net debt from June 2007 to June 2014. From June 2007 to June 2010, net debt is forecast to rise by $16 billion. Over the four years to June 2014, net debt is forecast to rise by a further $19.2 billion, from $36 billion to $55.2 billion.
Table 7.4:  Total state sector net debt

	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Gross Debt
Borrowings(a)	35,748	38,524	49,956	57,994	65,222	71,017	76,189	81,032
Advances Received	892	864	835	806	857	906	876	844
Deposits Held	237	224	182	179	170	173	176	180

	36,878	39,612	50,973	58,979	66,248	72,096	77,242	82,056

Financial Assets
Cash/Cash Equivalent Assets	4,320	4,856	5,541	4,778	4,371	4,842	5,088	4,717
Financial Assets (Fair Value)	12,353	12,744	15,763	17,670	18,578	19,349	20,278	21,289
Advances paid	223	239	319	523	715	883	891	876

	16,896	17,839	21,623	22,971	23,664	25,074	26,257	26,882

Net Debt	19,982	21,774	29,350	36,008	42,584	47,023	50,986	55,174

% of GSP	5.7	5.7	7.3	8.6	9.5	9.8	10.1	10.3

(a)	State sector borrowings are measured on a market value basis. General government and PTE sector borrowings are measured on an amortized cost basis. Consequently, total State sector borrowings differ to the sum of each sector. For more details on State sector borrowings see Table 7.18.

7 - 6	Budget Statement 2010-11

As Chart 7.2 indicates, State sector net debt measured as a percentage of gross state product is forecast to increase significantly from current levels, rising from 8.6 per cent in 2010 to 9.5 per cent in 2011 and to 10.3 per cent by 2014.
While this increase raises net debt towards pre-2000 levels, it remains significantly below mid-1990 levels and well below the levels of the mid-1980s, when net debt was over 20 per cent of gross state product.
Importantly, the increase in net debt is concentrated in the PTE sector and is used to fund income generating assets. This is in sharp contrast to the situation in the mid 1990s.
Chart 7.2: Net debt — by sector
The combination of the general government and PTE sectors is known as the Non-financial public sector (NFPS). As Table 7.5 shows, increases in net debt, combined with asset sales and operating balances, is being used to fund capital expenditure in the NFPS sector.

Table 7.5:	Non-financial public sector — capital program funding sources

	4 years to June
	2010	2014	Change
	$m	$m	$m

Capital Expenditure	50,726	62,197	11,471
Funded by:
Net Operating Balance (surplus net of depreciation)	27,778	32,747	4,969
Asset Sales	3,687	3,651	(36)
Increase in Net Debt	20,545	20,471	(74)
Accruals/Provisions/Other	(1,284)	5,328	6,612

Total Sources of Funding	50,726	62,197	11,471

Budget Statement 2010-11	7 - 7

While the infrastructure program is being partly funded from an increase in net debt, a large part of the program to June 2014 is funded by net operating surpluses including Commonwealth grants. Compared with the four years to June 2010, the level of funding from net debt is expected to fall. This partly reflects the impact of the global financial crisis, which reduced revenues and operating margins and led to increases in net debt during 2009 and 2010.
Over the period to 2014, interest costs will also rise as borrowings increase, resulting in a higher proportion of revenue being devoted to debt servicing.
As shown in Chart 7.3, interest expense on gross borrowings is forecast to rise to 5.9 per cent of State sector revenue by June 2014. While higher than the average of less than 4 per cent before the global financial crisis, it remains well below the 10 per cent levels of the mid-1990s.
Chart 7.3: Interest expense as a percentage of total revenue

(a)	Interest rate expense measures from 2005-06 onwards are based on borrowings measured at market value.

(b)	Interest expense excludes the cost of unwinding of discounts of provisions for SiCORP, the Workers Compensation (Dust Diseases) Board, State owned energy corporations and other agencies.

(c)	Estimates from 1994-95 to 1996-97 are based on State financial reports and may not be strictly comparable with estimates for 1997-98 and subsequent years.

7 - 8	Budget Statement 2010-11

Commonwealth Guarantee of Borrowings
In March 2009, the Australian Government announced an offer to guarantee new and existing state and territory borrowings. This announcement followed from the global financial crisis and was intended to ensure that the states and territories could continue to obtain funds from financial markets at a reasonable cost. Based on an analysis of the likely benefits of the guarantee, the offer was taken up by New South Wales.
As shown in Chart 7.4 the announcement and NSW’s subsequent acceptance led to a large fall in borrowing costs, expressed as a premium over equivalent Commonwealth borrowings. Borrowing premiums fell from just under 1.5 per cent before the guarantee to 0.6 per cent after implementation.
Chart 7.4: NSW-Commonwealth Bond Spread (a)

(a)	Chart provided by TCorp. The spread is based on the difference between NSW and Commonwealth 2017 bonds.
The Commonwealth guarantee assisted NSW’s financial position and helped maintain NSW’s capital works program during the global financial crisis. The announcement in March 2009 allowed the NSW borrowing program to continue in the months before it came into effect in September 2009, enabling infrastructure investment to continue without disruption.
With the stabilisation of market conditions after the global financial crisis, borrowing premiums fell towards more normal levels, and in February 2010, the Australian Government announced that the guarantee will cease in December 2010. Following this announcement, TCorp publicly advised that new borrowings will be made without the Commonwealth guarantee and existing borrowings with the guarantee will be subject to a transition arrangement, based on consolidation and repurchase of guaranteed lines of debt.

Budget Statement 2010-11	7 - 9

General Government Sector
While net debt levels are substantial in both the general government and PTE sectors, the Government’s fiscal strategy differs for each sector and is based on the use to which funds are applied.
General government sector borrowings are generally used to manage cash flows and to finance non-commercial capital works. PTE borrowings are generally used for capital structure purposes and to finance capital expenditure that generates financial returns. Compared with the general government sector, financial assets in the PTE sector are relatively limited and non-debt-based liabilities are relatively small.
As shown in Table 7.6, net debt levels rose substantially from June 2007 to June 2010. This increase was due to higher levels of borrowings used to fund an expansion in capital expenditure.
Over the four years to 2014, net debt is forecast to rise from $10.4 billion to $13.5 billion, an increase of $3.1 billion. The increase is due to higher borrowing of $5.8 billion, partly offset by a $2.7 billion rise in the total value of financial assets. Higher borrowings are used to fund historically high levels of capital spending.
As a percentage of gross state product, net debt is forecast to increase to 2.7 per cent by June 2011 before falling to 2.5 per cent by June 2014.
Table 7.6:  General government sector net debt

	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Actual	Budget	Revised	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Gross Debt
Borrowings(a)	13,060	13,874	16,603	20,259	22,921	23,950	24,977	26,075
Advances Received	892	864	835	811	861	909	877	844
Deposits Held	92	98	72	65	57	60	62	65

	14,044	14,836	17,510	21,134	23,839	24,919	25,916	26,984

Financial Assets
Cash/Cash Equivalent Assets	2,438	2,299	3,350	2,859	2,901	2,908	2,767	2,836
Financial Assets (Fair Value)	7,166	6,090	5,272	6,951	7,587	8,153	8,753	9,400
Advances paid	795	784	780	949	1,122	1,285	1,283	1,264

	10,399	9,173	9,402	10,759	11,610	12,346	12,803	13,500

Net Debt	3,645	5,663	8,108	10,375	12,228	12,574	13,113	13,485

% of GSP	1.0	1.5	2.0	2.5	2.7	2.6	2.6	2.5

(a)	Borrowings for June 2008 have been increased by $386 million following the reclassification of the Sydney Harbour Tunnel as a finance lease. Further details are provided in the NSW Report on State Finances 2008-09.

7 - 10	Budget Statement 2010-11

As shown in Table 7.7, while borrowings are being used to fund capital expenditure, the majority of the capital program is being funded by operating surpluses, including Commonwealth payments. In the four years to 2014, operating surpluses will finance a higher proportion of capital expenditure, leading to slower growth in net debt.

Table 7.7:	General government sector — capital program funding sources

	4 years to June
	2010	2014	Change
	$m	$m	$m

Capital Expenditure	21,758	25,870	4,112
Funded by:
Net Operating Balance (surplus net of depreciation)	11,137	16,462	5,325
Asset Sales	2,105	2,149	44
Increase in Net Debt(a)	8,892	3,110	(5,782)
Accruals/Provisions/Other	(376)	4,149	4,525

Total Sources of Funding	21,758	25,870	4,112

(a)	The change in net debt excludes transactions of the General Government Liability Management Fund.
With higher borrowings, interest expenses are also forecast to increase, rising from $1.2 billion per annum in 2009-10 to $1.8 billion per annum by 2014. Operating revenues are forecast to rise from $55.5 billion in 2010 to $64 billion by 2014. As a percentage of revenue, interest expenses are expected to rise to 2.7 per cent from 2011 to 2014, around half the levels of the late 1990s.
Chart 7.5: Interest expense as a percentage of revenue

(a)	Interest expense excludes the cost of unwinding discounts on provisions for SiCorp, Workers Compensation (Dust Diseases) Board, and other agencies.

Budget Statement 2010-11	7 - 11

Public Trading Enterprise Sector
The public trading enterprise (PTE) sector includes both commercial and non-commercial PTE agencies.
Commercial PTEs, primarily electricity, water and ports, receive the majority of their income from operations. Capital expenditure decisions are based on commercial considerations and financed from revenue and borrowings.
Non-commercial PTEs, which include housing and transport agencies, receive Budget funding for operating activities and grants for the majority of their capital expenditure.
Chart 7.6 shows the relative proportion of net debt for the commercial and non-commercial PTE sectors from June 2002 to June 2014.
Chart 7.6: Public trading enterprise sector net debt
Total net debt for the PTE sector is forecast to reach $25.3 billion in June 2010, rising to $42.6 billion in June 2014. As a percentage of gross state product, net debt in the PTE sector is forecast to rise to 6 per cent by June 2010 and to 8 per cent by June 2014.
The ongoing increase in borrowings is being used to fund a rapid expansion in the capital stock of the PTE sector, principally in the commercial sector.

7 - 12	Budget Statement 2010-11

Table 7.8:  Public trading enterprise sector net debt

	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Actual	Budget	Revised	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Gross Debt
Borrowings	19,141	19,272	23,315	27,531	32,090	36,863	41,027	44,803
Advances Received	573	562	512	496	482	469	455	440
Deposits Held	131	114	99	104	103	102	104	105

	19,845	19,948	23,926	28,132	32,674	37,434	41,586	45,347

Financial Assets
Cash/Cash Equivalent Assets	1,675	2,063	2,146	1,882	1,288	1,764	2,123	1,673
Financial Assets (Fair Value)	1,333	925	983	896	990	903	953	984
Advances paid	—	18	51	75	80	70	64	51

	3,008	3,006	3,180	2,854	2,358	2,737	3,140	2,708

Net Debt	16,837	16,942	20,746	25,278	30,316	34,697	38,446	42,639

% of GSP	4.8	4.4	5.2	6.0	6.8	7.2	7.6	8.0

As shown in Table 7.9, the increase in borrowings is also funding a higher proportion of capital expenditure, rising towards 50 per cent in the four years to June 2014.

Table 7.9:	Public trading enterprise sector — capital program funding sources

	4 years to June
	2010	2014	Change
	$m	$m	$m

Capital Expenditure	29,091	36,367	7,276
Funded by:
Net operating Balance (surplus net of depreciation)(a)	16,576	16,284	(292)
Asset Sales	1,678	1,504	(174)
Increase in Net Debt	11,653	17,361	5,708
Accruals/Provisions/Other	(816)	1,218	2,034

Total Sources of Funding	29,091	36,367	7,276

(a)	Net operating balance after accrued dividends.
In the previous four years the majority of capital expenditure was funded by agency operating surpluses, with net debt providing an average of 40 per cent of funding in that time.
The proportion of funding from net operating surpluses is expected to fall in the four years to 2014 with net operating surpluses forecast to be largely unchanged following revised earnings forecast for the electricity sector and the transfer of housing stock to community housing providers.

Budget Statement 2010-11	7 - 13

7.4 UNFUNDED SUPERANNUATION
General Government Superannuation Liabilities
Approximately 80 per cent of the NSW public sector workforce are members of accumulation based superannuation schemes, primarily First State Super (FSS), where employers contribute the 9 per cent Superannuation Guarantee Charge (SGC).
The rest of the workforce are members of closed defined benefit schemes: the pension based State Superannuation Scheme (SSS) and Police Superannuation Scheme (PSS); and the lump sum based State Authorities Superannuation Scheme (SASS) and State Authorities Non-Contributory Superannuation Scheme (SANCS). These schemes are governed by the SAS Trustee Corporation (State Super).
Other public sector schemes are dedicated to specific activities: the Energy Industries Superannuation Scheme (EISS), the Judges Pension Scheme (JPS) and the Parliamentary Contributory Superannuation Fund (PCSF). Apart from the Judges Pension Scheme, these schemes have also been closed to new members for some time.
Despite the closure of these schemes, substantial pension and lump sum entitlements are still due to be paid to existing scheme members over time. As shown in Chart 7.7, most active State Super scheme members currently in the workforce will retire by 2030. The number of pension recipients is expected to peak by 2020 and then decline slowly in the following decades.
Chart 7.7: State Super scheme membership projection to 2050
Source: State Super

7 - 14	Budget Statement 2010-11

The estimated gross value of superannuation liabilities is based on the present value of accrued entitlements. Liability estimates use assumptions based on benefit payments, CPI changes, salary growth, retirement rates, investment earnings and other variables.
Liabilities are funded by contributions from scheme employees and employers and investment earnings on financial assets. The margin between gross liabilities and the market value of assets represents the value of unfunded superannuation liabilities, or superannuation provisions. Employer contribution rates and funding arrangements in the general government sector are intended to meet benefit payments and to target the full funding of superannuation liabilities by 2030.
Mercer 2009 Triennial Review
The assumptions underlying liability and asset estimates for State Super’s defined benefit schemes are revised on an ongoing basis and are subject to detailed assessment every three years. This assessment, known as the triennial actuarial review, is conducted for State Super by its actuarial firm, currently Mercer.
The most recent triennial review was completed late in 2009 and was made publicly available in early 20101. The main objectives of the triennial review were to calculate the extent to which individual schemes and employer/employer groups are funded, to review the suitability of actuarial and economic assumptions underlying asset and liability estimates and to provide information on employer contribution arrangements. The triennial review considered the position of all employers covered by State Super’s schemes, including employers outside the NSW public sector such as Universities and various private sector entities.
In respect of funding arrangements and employer contribution rates, the review confirmed that the funding plan advised in the 2009-10 State Budget would fully fund State Super’s liabilities by 2030.
The triennial review advised that State Super’s unfunded liabilities have increased by $9.5 billion over the three years since the previous review, rising from $10.4 billion in June 2006 to $19.9 billion in June 2009. This increase is largely due to the fall in the market value of assets from the impact of the global financial crisis. Liabilities were also increased by longer assumed life spans for pensioners and higher than expected CPI increases over the three years to June 2009.

[1] See http://www.treasury.nsw.gov.au/Publications_Page

Budget Statement 2010-11	7 - 15

Key long-term economic assumptions remained unchanged from the 2006 triennial review, except for investment return/liability discount rates which were increased from 7.7 per cent to 8.3 per cent for assets backing current pensioner obligations and 7.0 per cent to 7.3 per cent for other assets. This increase is based on advice from Mercer Investment Consulting and a review of Australian investment experience over fifty years.
The review also advised that under current funding arrangements, Universities are expected to exhaust their employer reserves over the period from 2014-15 to 2021-22. Actuarial advice indicates that around 80 per cent of liabilities are the responsibility of the Commonwealth, which follow from the Commonwealth’s assumption of responsibilities for Universities in 1974. New South Wales Treasury has been liaising with the Commonwealth for a number of years to seek a resolution to this issue.
General Government Sector Revised Superannuation Funding Plan
The Fiscal Responsibility Act 2005 requires defined benefit schemes to be fully funded by 2030. The objective of the Government’s funding plan is for sufficient but not excessive employer contributions to be made over time to meet this target.
This funding approach ensures that liabilities are met without unnecessarily diverting financial resources away from core government services such as health, education and transport. Providing funding for superannuation also helps reduce the potential longer term cost of superannuation to taxpayers, as investment returns exceed the cost of debt.
If the NSW Government had always adopted a pay-as-you-go approach to funding, current employer contributions would need to at least equal benefits paid. As shown in Table 7.10, with past cash funding and accrued investment earnings over time, contributions levels are now forecast to be between $1.6 and $2.5 billion per annum below the level of actual cash benefits paid to members.
Table 7.10:  Total state sector contributions and benefits

	June 2010	June 2010	June 2011	June 2012	June 2013	June 2014	4 year to
	Budget	Revised	Budget	Forward estimates			2014 Total
	$m	$m	$m	$m	$m	$m	$m

Total Benefit Payments	3,122	3,443	3,690	3,900	4,127	4,292	16,008
Employer Contributions	1,283	1,826	1,581	1,653	1,716	1,782	6,732

Cash Saving	1,839	1,617	2,109	2,247	2,411	2,510	9,276

A funding plan also provides flexibility as it can be updated to maintain funding targets as conditions change over time.

7 - 16	Budget Statement 2010-11

The 2009-10 Budget advised that the funding plan underlying the 2030 full funding target had been set on an interim basis, pending a more stable situation in global financial markets and the finalisation of the triennial review. Following the completion of the triennial review and the improved stability of financial markets, superannuation funding levels have been reviewed. As part of this process, the impact of taxation on investment return estimates has been reassessed.
Cash contributions to superannuation are now based on a post- tax investment earnings forecast of 8.6 per cent per annum. The forecast earnings rate reflects advice from asset consultants based on returns from a diversified growth asset portfolio such as that operated by State Super. The post-tax forecast also incorporates updated advice on State Super’s tax benefits from franking credits on Australian shares as well as the benefit of tax-free earnings on assets that finance pension liabilities.
Additional Superannuation Funding
The transfer of ownership of New South Wales Lotteries Corporation has provided an opportunity to significantly improve the balance sheet and superannuation funding outcomes.
Consequently, $510 million from the Lotteries proceeds (representing the retention value) will be contributed to State Super in 2009-10 in addition to normal budgeted contributions. As well as this amount, the level of ongoing annual contributions for the general government sector will also rise, with Crown financed contributions for 2010-11 being increased from $1.14 billion to $1.33 billion, an increase of $187 million.
In subsequent years, and following a lift in contributions in 2010-11, the rate of growth in Crown financed employer contributions has been reduced, from 7.7 per cent to 5 per cent per annum from 2010-11 onwards. This rate of growth over time is more closely aligned to long-term revenue and expenditure growth rates in the general government sector.
These initiatives will substantially enhance the balance sheet. As well as meeting the 2030 target, higher funding levels will effectively limit the level of unfunded liabilities to around current levels in nominal terms for the next 10 years, leading to a sustained and ongoing fall in the level of unfunded liabilities as a percentage of gross state product.
In addition, higher funding levels will also substantially reduce future longer-term funding requirements, help reduce the growth rate for employer contributions and facilitate over time a greater range of investment options.

Budget Statement 2010-11	7 - 17

Superannuation Liability Forecasts
Liabilities for the triennial review were estimated in accordance with AAS 25 (Australian Accounting Standard 25 Financial Reporting by Superannuation Plans). The AAS 25 methodology uses the long-term fund earning rate to value liabilities and is generally known as the actuarial funding basis.
Before 2005-06, superannuation liabilities in the State Budget were estimated under AAS 25. However since 2005-06, liabilities for statutory accounting reporting have been estimated under the international accounting standard AASB 119 Employee Benefits, also known as the reporting standard or reporting basis.
Under the reporting basis, a floating discount rate is used to estimate the present value of liabilities. This discount rate is based on long-term government bond yields as at 30 June each financial year. As the yield on bonds is generally lower than fund earning rates, the reported value of liabilities under AAS 119 is much higher than the AAS 25 estimate. Ongoing changes to discount rates also lead to substantial variability in reported liability estimates.
Table 7.11 shows the value of assets and liabilities under AASB 119 as forecast by Mercer.

Table 7.11:	General government sector unfunded superannuation liabilities (AASB 119)

	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Gross Liabilities (reporting basis)	43,847	43,970	52,008	52,552	51,767	53,601	54,311	54,536
Less:
Assets	29,484	26,346	22,585	25,086	25,610	26,026	26,298	26,471

Unfunded Superannnuation liabilities	14,363	17,624	29,423	27,466	26,157	27,575	28,014	28,064

Assets as a proportion of Liabilities (	67	60	43	48	49	49	48	49

(a)	Includes assets and liabilities of employers and employees of STC Pooled Fund schemes, the Parliamentary Contributory Superannuation Scheme and the Judges Pension Scheme.
The ratio of assets as a proportion of gross liabilities fell substantially from 2007 to 2009. The fall was due to reduced asset values following the global financial crisis, membership demographic changes and increases in gross liability estimates from falls in government bond yields.
The increase in the funding ratio from 2009 to 2010 is largely due to increased asset values from higher earnings and higher employer contributions.

7 - 18	Budget Statement 2010-11

Changes In Unfunded Liability Forecasts
As shown in Table 7.12, unfunded superannuation liabilities reported under AASB 119 have fallen well below the levels advised in the 2009-10 Budget.
Table 7.12: Changes in general government unfunded liability estimates

	June 2009	June 2010	June 2011	June 2012	June 2013
	$m	$m	$m	$m	$m

Unfunded Superannuation liabilities (AASB 119)

2009-10 Budget	31,667	30,682	28,282	28,756	29,098
2010-11 Budget	29,423	27,466	26,157	27,575	28,014

Change between Budgets	(2,244)	(3,216)	(2,125)	(1,181)	(1,084)

Discount rate changes	(3,240)	(2,680)	(1,450)	(270)	—
After Tax investment returns	280	(1,145)	(1,280)	(1,405)	(1,500)
CPI, wages and demographic based changes	660	520	640	670	750
Increased contributions	—	(440)	(640)	(850)	(1,050)
Inclusion of past service expense	—	510	510	520	520
Other changes	56	19	95	154	196

Total change between Budgets	(2,244)	(3,216)	(2,125)	(1,181)	(1,084)

Bond yields increased significantly since the 2009-10 Budget, leading to higher discount rates. The actual yield for June 2009 was 5.59 per cent, more than half a percent higher than the 5.06 per cent Budget forecast. Forecast bond yields for 2010 to 2012 have also increased significantly, leading to lower liability estimates for these years as well.
Higher investment returns reflect improved asset prices following the global financial crisis. Returns for 2009-10 are now forecast at 16.7 per cent.1 The forecast also shows the impact of increased (post-tax) contributions from New South Wales Lotteries Corporation and from enhanced funding arrangements.
Updated CPI, wage and membership demographic forecasts increased liability estimates. Following the triennial review, and based on actuarial advice, future administration costs associated with benefit payments arising from past service are now included in liability estimates.

[2]	Based on year to date returns to 9 April 2010.

Budget Statement 2010-11	7 - 19

Unfunded Liability Estimates and Accounting Standards
With increased funding and higher investment returns, unfunded liabilities for State Super under AASB 119 are forecast to remain near current levels in nominal terms until 2020, before declining in the following decade.

Chart 7.8: State Super general government sector unfunded superannuation liabilities — AASB 119 and actuarial funding basis
Chart 7.8 highlights the difficulties with using AAS 119 as a liability measure. Compared with the actuarial funding basis forecast, liability forecasts under AASB 119 are effectively overstated, as the forecasts do not recognise the potential capacity for growth-based asset portfolios to fund entitlements over time.
AASB 119 may be appropriate if liabilities were totally unfunded, or funded only by bonds or other interest-based investments. Earnings would then be limited to interest-based returns and relatively high employer contribution rates would be needed to pay member benefits over time.
However, NSW schemes are funded by diversified growth portfolios, where long-term investment history shows that the average earnings on assets are significantly higher than interest-based portfolios.
Over time, with higher earnings, asset levels will be higher and less cash employer contributions will be needed to pay member benefits.
Under these circumstances, using AASB 119 as a guide to funding is inappropriate and gives an inaccurate and misleading measure of NSW’s underlying funding status and potential funding requirements. The actuarial funding basis provides a more appropriate basis for funding as it provides a better indication of the level of employer contributions required over time to meet future entitlements.

7 - 20	Budget Statement 2010-11

Care is also needed to ensure that financing arrangements do not effectively overfund the State’s superannuation liabilities. As shown in Chart 7.8, AASB 119 would still be reporting a $5 billion unfunded liability in 2030 at a time when the scheme is, in reality, fully funded.
As illustrated in Table 7.13, the use of long-term government bond yields also introduces considerable volatility into unfunded liability estimates and confusion in comparisons of liability estimates over time.

Table 7.13: General government sector unfunded superannuation liability forecasts — AASB 119 and actuarial funding basis

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Budget Forecast ($Mil)
Unfunded Superannuation liabilities
AASB 119 Basis	17,624	29,423	27,466	26,157	27,575	28,014	28,064
Actual/Forecast floating discount rate %(a)	6.55	5.59	5.78	6.09	5.88	5.83	5.83
Alternative Approaches ($Mil)
Unfunded Superannuation liabilities
AASB 119 Basis	17,624	29,423	27,183	27,573	27,849	28,014	28,064
Actual/Constant Discount rate % (b)	6.55	5.59	5.83	5.83	5.83	5.83	5.83

Difference to Budget forecast	—	—	283	(1,416)	(274)	—	—

Unfunded Superannuation liabilites
Actuarial Funding Basis	12,239	17,811	14,901	15,379	15,786	16,122	16,384
Discount rate % (c)	8.30	8.30	8.60	8.60	8.60	8.60	8.60

Difference to Budget forecast	5,385	11,612	12,564	10,777	11,789	11,893	11,680

(a)	Mercer discount rate estimates are based on NSW Treasury’s current estimate of 10 year Australian Government Bond rates at financial year end, converted to annual effective rates by Mercer to recognise that super liabilities have a longer term than 10 years.

(b)	Actual/constant discount rates are based on actual rates at June 30, and an unchanging discount rate for future years, based on medium/long term forecast rates for 10 year Australian Government Bonds.

(c)	Post-tax earnings forecasts were revised following the triennial actuarial review, based on asset consulting advice and tax review findings.
Budget estimates, based on AASB 119 show a large increase in liabilities between June 2008 and June 2009, followed by falls in June 2010 and June 2011 and increases at varying rates in later years.
By comparison, the actuarial funding forecast shows a lower rate of increase in unfunded liability estimates between June 2008 and June 2009, followed by a modest ongoing increase from 2010 onwards.
The use of a constant rate from 2010 onwards under AASB 119 would have resulted in trend similar to the actuarial funding forecast.

Budget Statement 2010-11	7 - 21

Differing assumptions on AASB 119 for budget reporting purposes have made comparisons with other jurisdictions difficult and potentially misleading, particularly if discount rate assumptions change from year to year and vary across jurisdictions.
Victoria, which has a number of partly funded closed schemes and a 2035 full funding target, has adopted in its 2010-11 Budget a constant discount rate of 5.9 per cent across the forward estimates period.
The 2009-10 Australian Government Budget advised that it was using a constant rate of 6 per cent for budget reporting purposes, noting that if it had used the then current spot rate of 4.82 per cent for 2008-09, the liability would have increased by approximately $23 billion.
7.5 INSURANCE
Self Insurance
The financial aggregates of the general government sector include a number of self insurance schemes, closed insurance schemes and other specific insurance-based arrangements. These schemes include the Treasury Managed Fund (TMF), the Workers Compensation (Dust Diseases) Board, HIH, various WorkCover administered schemes as well as other arrangements. Self insurance liabilities arise mainly from the TMF and WorkCover administered schemes.
Insurance assets and liabilities for the general government sector are shown in Table 7.14.
Other insurance arrangements are managed outside the general government sector. These arrangements include the Lifetime Care and Support Authority, which collects funds from levies and provides funding for people with severe motor accident injuries.
The largest self insurance scheme is the TMF, which is owned and underwritten by the Government. The TMF is managed by the Self Insurance Corporation (SiCorp) and covers workers compensation, public liability and other insurance liabilities for all Budget-dependent agencies. Other public sector agencies can apply to join the TMF voluntarily.
The purpose of the TMF is to help member agencies reduce risk exposures and thereby maximise resources available to support their core business activities. The TMF provides incentive ‘hindsight adjustments’ to premiums for member agencies to encourage best management practices.

7 - 22	Budget Statement 2010-11

TMF claims management is currently distributed between three claims managers: Employers Mutual Limited, Allianz Insurance Limited and GIO General Limited. There are also separate long-term contracts for risk management (Suncorp), reinsurance (Benfield) and actuarial services (PricewaterhouseCoopers and Taylor Fry).
The operations of a multi-provider claims management model allows active in-house management and effectively reduces the systemic risk associated with a single provider. The model provides a more competitive environment and is subject to public tender. The contracts for current providers will expire on 31 December, 2010 with the new and/or renewed providers commencing from 1 January 2011.
Table 7.14: General government sector insurance estimates

	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m

Outstanding Claim Liabilities
Treasury Managed Fund	4,458	4,765	5,161	5,575	6,006	6,450
Dust Diseases	1,649	1,623	1,633	1,639	1,642	1,641
WorkCover Authority(a)	110	112	118	124	132	141
HIH	144	189	154	118	84	52
Managed schemes(b)	515	498	506	496	485	476
Police & Fire Death and Disability Schemes	169	201	197	197	197	201
Other (self funded schemes)(c)	3	11	11	11	11	11

	7,048	7,399	7,780	8,160	8,557	8,972

Assets (d)
Treasury Managed Fund(e)(f)	4,316	5,231	5,707	6,183	6,693	7,233
Dust Diseases	1,649	1,623	1,633	1,639	1,642	1,641
WorkCover Authority	169	186	196	207	220	235
Managed schemes(b)	378	482	514	511	509	507
Police & Fire Death and Disability Schemes (g)	16	17	17	17	17	17
Other (self funded schemes)	3	11	11	11	11	11

	6,531	7,550	8,078	8,568	9,092	9,644

(a)	Does not include liabilities under the workers compensation scheme for private sector employees.

(b)	Managed schemes include all other non-TMF schemes currently administered by SiCorp. These schemes include the Transport Accident Compensation Fund, the Government Workers Compensation Account, the Pre Managed Fund Reserve and the residual workers compensation liabilities assumed by the Crown from the former State Rail Authority, Rail Infrastructure Corporation and the Australian Rail Track Authority.

(c)	Includes the Maritime Authority of NSW and the Land and Property Management Authority of NSW. The Maritime Authority has a closed fund for the workers compensation liabilities of the former Maritime Services Board incurred between 1989 and 1995.

(d)	Gross amount of insurance assets are included in financial assets for net debt reporting purposes in accordance with Australian Bureau of Statistics standards.

(e)	TMF financial assets include investments and recoveries receivables.

(f)	If the level of forecast asset growth in the TMF is achieved, surplus funds would be returned to the Consolidated Fund in accordance with TMF’s net asset holding policy.

(g)	There are no assets set aside for the Police Death and Disability Scheme.

Budget Statement 2010-11	7 - 23

Dust Diseases claims arise from compensation payments to NSW workers disabled by workplace-based exposure to dust diseases. Liabilities under the Dust Diseases Scheme are expected to grow moderately over the forward estimates period. These liabilities are fully offset by an asset receivable which recognises the Dust Diseases Board’s legislative power to adjust employer premiums in order to fund future claims. As at 30 June 2009, assets of the Board for funding outstanding liabilities consisted of approximately $600 million in investments and $1 billon of receivables.
WorkCover Authority liabilities arise from a number of specific schemes, including the Emergency and Rescue Workers Compensation and Bush Fire Fighters Compensation Funds. The NSW Police Force and NSW Fire Brigades provide self insurance to its employees under their Death and Disability Schemes. These schemes provide compensation to workers who cannot continue to work, or work in their profession due to injuries.
Chart 7.9 shows recent trends in outstanding TMF claims liabilities for both workers compensation and public liability.

Chart 7.9: TMF gross outstanding claims liabilities
Workers Compensation	Public Liability
The forecast increase in workers compensation liabilities is primarily driven by continued deterioration in the emergency services workers compensation costs.
In particular, liabilities and premiums have increased significantly since the introduction in 2005 of the Police Death and Disability Scheme. The Government continues to work towards more effective administrative arrangements for this scheme.

7 - 24	Budget Statement 2010-11

The increase in public liability in 2010-11 reflects actuarial cash payments projection falling below forecast premiums over the next few years. Accordingly, there will be a carried forward liability into future periods which, combined with new claims, will result in a higher forecast growth trend.
Chart 7.10 shows the total level of income from TMF premiums from 2000.
The TMF target premium for 2010-11 of $974.6 million has increased by 10.9 per cent from 2009-10 levels for member agencies. The increase, which is actuarially assessed, is mainly driven by increased claims cost and liabilities in workers compensation, particularly for NSW Police and Health. An increase in the pension age from 2017 also affected workers compensation premiums. Other minor factors include general price inflation and wage indexation applied on the premium calculation.
Chart 7.10: Total TMF premiums by line of business
Abolition of the Insurance Protection Tax
Following the collapse of HIH Insurance in 2001, the Government established the Policyholders Protection Fund with an initial contribution of $50 million in 2000-01. The Fund holds taxes and other payments to meet home building and third-party motor accident insurance policy claims of insolvent insurers declared under Section 16 A of the Insurance Protection Tax Act 2001.

Budget Statement 2010-11	7 - 25

Additionally, in order to maintain the community’s confidence in the insurance industry, the Government assumed in excess of $700 million of HIH’s outstanding claims liabilities. These liabilities include Compulsory Third Party claims under policies in force with HIH prior to 31 December 2000 and for the claims under the Home Warranty Insurance Scheme in respect of HIH policies entered into prior to 15 March 2001.
The large increase in forecast liabilities between 2009 and 2010 is primarily due to higher forecast claim settlements and higher actuarial provisions, due to increased uncertainty on short-term claim payment levels.
Despite these short-term unfavourable trends, medium-term liability forecasts for HIH have enabled the Government to abolish the Insurance Protection Tax, from 1 July 2011. Overpayments by insurers, if any, will be refunded.
Home Warranty Insurance Scheme
Home warranty insurance is a safety net to consumers where builders are unable to honour the obligations to their clients through insolvency, disappearance or death.
In New South Wales, home warranty insurance is mandatory on residential building work for homes and for units up to three storeys. The period of cover is for six years in the case of structural defects and for two years in the case of non-structural defects.
Home warranty insurance has generally been of limited profit to insurance companies because of the relatively small Australian market and the long tail nature of the cover.
On 8 November 2009, the Premier announced a new Government underwritten Home Warranty Insurance Scheme. This follows the departure of major insurers from the market without any prospects for other insurers to be able to fill the gap.
The Scheme, commencing from 1 July 2010, is to be managed by SiCorp. The proposed home warranty model will utilise the private sector to collect premiums and manage claims. SiCorp will be the scheme underwriter and its responsibilities will include the setting and monitoring of premiums and adherence to service standards. From a government perspective, the new home warranty insurance arrangements will operate on a cost recovery basis.

7 - 26	Budget Statement 2010-11

Net Assets Holding Level Policy
NSW Treasury’s Net Assets Holding Level Policy dictates the required level of surplus assets to be maintained for the TMF. This policy sets the TMF’s surplus assets at 10 per cent above outstanding claims liabilities, plus the maximum amount of reinsurance retention that the Fund would incur for a single loss.
The net assets position for the TMF is reviewed each 31 December. Surplus assets in SiCorp insurance schemes are paid to the Consolidated Fund via the Crown Finance Entity while deficits will require contributions from the Crown Finance Entity.
James Hardie Funding Arrangements
The Asbestos Injuries Compensation Fund Limited (AICF) administers a fund which pays compensation to Australian asbestos victims exposed to products manufactured by former James Hardie companies in Australia.
The AICF receives contributions from James Hardie Industries NV (James Hardie). Under the 2006 Amended and Restated Funding Agreement, James Hardie must contribute to the AICF up to 35 per cent of its free cash flow each year.
The AICF has indicated concern that as a result of the global financial crisis its available financial resources are likely to be insufficient to continue to fund compensation payments as and when they fell due. In particular, the downturn in the US housing sector has significantly impacted on James Hardie’s ability to contribute to the Fund.
As a result of AICF concerns, the NSW and Australian Governments announced on 7 November 2009 an agreement in-principle to provide a $320 million loan facility to help the AICF continue to make full compensation payments to asbestos victims.
The loan assistance will only be called on if and when required for short-term funding and will be secured against reinsurance recoveries. James Hardie will continue to be obligated to contribute to the Fund to fully meet its AICF asbestos liabilities.

Budget Statement 2010-11	7 - 27

7.6	FINANCIAL ASSET MANAGEMENT
The Role Of Assets In Financial Management
The State accumulates financial assets to manage cash flow requirements and to meet superannuation, insurance and other liabilities as they fall due.
Details on financial assets reflected in the State’s balance sheet are shown in Table 7.15.
Cash and cash-equivalent assets consist of cash and deposits invested with TCorp or with other financial institutions. Financial Assets at Fair Value consist of investments, securities and derivative-based assets, mostly held by TCorp on behalf of client agencies. Advances paid are loans made to non-State agencies for policy purposes. Receivables are made up of debtors and outstanding amounts owed for goods and services, taxes and other amounts owed to the State, and include the value of accrued Dust Disease insurance levies. Equity investments mostly represent the value of the State’s share in Snowy Hydro Ltd.
Some assets included in Table 7.15 are held by the State on behalf of other parties and are therefore offset by an equal liability. Other assets managed by State agencies, such as the NSW Trustee and Guardian, are not included in the table as they are managed by Trusts on behalf of clients who are outside the NSW public sector.

Table 7.15:	State gross financial assets

	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m

Cash and Cash Equivalent Assets
Administered by TCorp	3,062	2,440	2,032	2,556	2,901	2,459
Held at other financial instiutions	2,479	2,338	2,339	2,286	2,187	2,257
Financial Assets at Fair Value
Held and administered by TCorp	13,375	15,299	16,095	16,981	17,894	18,880
Held at other financial instiutions	2,388	2,371	2,483	2,368	2,384	2,409
Advances paid	319	523	715	883	891	876
Tax assets	—	9	17	20	23	26
Receivables	7,197	7,127	7,163	6,929	7,249	7,431
Equity	1,050	1,086	1,133	1,182	1,239	1,294

Financial Assets	29,870	31,194	31,978	33,204	34,768	35,633
(excluding superannuation)

Superannuation assets	28,293	31,816	32,599	33,253	33,738	34,104

Financial Assets (including superannuation) (a)	58,163	63,010	64,577	66,457	68,506	69,737

(a)	Estimates of financial assets differ to that shown in other parts of the Budget Papers due to the inclusion of superannuation assets which elsewhere are netted against liabilities.

7 - 28	Budget Statement 2010-11

Most of the State’s cash and cash-equivalent holdings are held in the general government sector. Cash management arrangements in this sector are coordinated through the Treasury Banking System (TBS), which has operated since 1993. The TBS is used to efficiently manage cash, and includes a set-off arrangement that allows all TBS bank accounts to be treated as one account for interest calculation and payment purposes.
Financial assets are largely invested to meet specific liabilities. There are two major types of asset portfolios based on investments to meet superannuation liabilities and investments to meet insurance obligations. The asset portfolios are designed to optimise returns within appropriate risk parameters to reduce funding levels needed to meet liabilities over time.
Most superannuation investments are held by State Super. Insurance and other investments are largely managed by TCorp on behalf of client agencies, such as SiCorp with its TMF investment portfolio.
As shown in Table 7.16, State Super and TMF investment returns reflect the impact of the global financial crisis and the recovery in asset values since 2009.

Table 7.16:	Asset portfolio average forecast investment returns

	State Super	TMF
Financial Year to 30 June (a)(b)%		%

2009-2010	16.7	17.2
Average 3 Years (2008 to 2010)	-1.0	1.8
Average 5 Years (2006 to 2010)	5.3	5.1
Average 10 Years (2001 to 2010)	4.6	5.8

(a)	State Super and TMF returns include capital gains as well as cash investment returns. State Super returns are post tax and include franking credits.

(b)	State Super and TMF returns are based on year to date returns to April 2010.
TMF return estimates for 2010 partly reflect the timing of a major repositioning of the TMF asset portfolio, based on reweighting of funds from fixed interest to equity investment in the third quarter of 2009.
The repositioning towards a higher proportion of growth-based assets followed a review of the TMF’s investment portfolio by asset consultants Jana Investments early in 2009. This repositioning is expected to raise long-term average returns from 6 per cent to 8.2 per cent.
Table 7.17 shows actual, estimated and forecast investment returns for State Super and the TMF for the Budget and forward estimate periods.

Budget Statement 2010-11	7 - 29

Table 7.17: General government forecast investment income for State Super and the TMF

	June 2008	June 2009	June 2010		June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Superannuation
AASB 119 Investment Income (a)	2,210	2,028	1,772	1,856	2,009	2,043	2,066	2,082
Actual/Forecast Investment income	(1,925)	(2,686)	1,772	3,610	2,009	2,043	2,066	2,082
Insurance (TMF)(b)
Actual/Forecast Investment income	(344)	(108)	433	714	458	496	537	581

(a)	In accordance with AASB 119, forecast investment income is based on a constant return, offset against superannuation expenses in the budget estimates. The difference between the AAS 119 forecast and actual investment income is recorded as an actuarial gain or loss.

(b)	Superannuation and TMF returns include capital gains as well as cash investment returns. For budget reporting purpose, only cash income is treated as income for the TMF. The balance is included under other economic flows.
7.7 FINANCIAL LIABILITY AND RISK MANAGEMENT
State gross financial liabilities consist of various types of borrowings and advances, superannuation liabilities, insurance claims, leave and other employee provisions, together with payables, provisions and other liabilities.
Table 7.18: State gross financial liabilities

	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m

Borrowings and derivatives at Fair Value
Borrowings	47,126	54,795	61,486	66,886	71,604	75,407
Derivatives	651	646	665	681	688	691
Borrowings at Amortised Cost
Finance Leases	1,803	2,227	2,746	3,315	3,772	4,812
Other Borrowings	376	326	325	135	125	122
Advances Received	835	806	857	906	876	844
Deposits held	182	179	170	173	176	180
Gross superannuation liabilities	59,296	60,409	59,574	61,691	62,533	62,817
Insurance claims	7,908	8,532	9,318	10,090	10,902	11,756
Long service leave	6,395	6,569	6,697	6,937	7,133	7,317
Recreation Leave	2,381	2,459	2,472	2,541	2,601	2,654
Other Employee Provisions	422	444	445	451	458	453
Tax Equivalents Payable and Provisions
Other Payables Provisions and Liabilities	11,115	10,454	10,604	10,720	10,546	10,566

Liabilities (a)	138,489	147,845	155,358	164,525	171,415	177,620

(a)	Liability estimates differ to that shown in other parts of the Budget Papers as superannuation liabilities are shown on a gross basis rather than net of asset holdings.

7 - 30	Budget Statement 2010-11

Debt Management
Total borrowings are based on estimates for agencies, finance leases and outstanding derivatives.
Borrowings by agencies in the general government and PTE sectors are generally managed under arrangements with TCorp. Most borrowings in the general government sector are held by the Crown Finance Entity and are used to manage cash flows and to finance agency capital expenditure. Management of Crown debt has two long-term objectives; to minimise the market value of debt within specified risk constraints, and to minimise the cost of debt.
Crown debt management is governed by a Memorandum of Understanding (MOU) between NSW Treasury and TCorp. The MOU includes a requirement to adhere to finance expense budget allocations, agreed at the start of each financial year.
TCorp, as debt manager, also operates to agreed benchmarks on debt duration and has an active management mandate to add value relative to a benchmark portfolio. The General Government Debt Management Committee, consisting of representatives of TCorp and Treasury, meets quarterly to monitor debt strategy and to review financial market developments.
As part of its management of debt, TCorp issues longer-term bonds and inflation indexed bonds as well as standard medium-term bonds. The range of bonds issued reduces debt cost volatility and helps meet debt duration benchmarks.
Superannuation Management
Defined benefit superannuation schemes are generally managed under trustee arrangements. The SAS Trustee Corporation (State Super) and the Energy Industries Superannuation Scheme (EISS) are responsible for the administration and investment functions for most superannuation liabilities.
State Super and EISS employers in the PTE sector have generally maintained a full funding policy. Until 2008-09, a history of full funding combined with several years of high earnings led to reductions of and suspensions in funding contributions for most of these agencies. Following the global financial crisis, a number of funding arrangements have been reviewed and amended.
The Parliamentary Contributory Superannuation Fund (PCSF) has its own trustee and funding arrangement and is currently on an employer contribution funding holiday, until 30 June 2011. The Judges Pension Scheme (JPS) is administered by the Department of Justice and Attorney General. The JPS is unfunded and pays entitlements as they fall due.

Budget Statement 2010-11	7 - 31

Insurance Management
The management of insurance is based on a number of dedicated schemes, mostly overseen by SiCorp.
SiCorp’s main functions are:
•	administering the TMF, which provides cover for all insurance exposures faced by general government sector budget dependent agencies in New South Wales (other than compulsory third party insurance). TMF membership is also available to all other public sector agencies on a voluntary basis

•	managing liabilities from a number of closed schemes — the Governmental Workers Compensation Account and the Transport Accident Compensation Fund

•	managing the Pre-managed Fund Reserve and other residual workers compensation liabilities transferred to the Crown from the Rail Infrastructure Corporation, Australian Rail Track Authority and the former State Rail Authority and

•	collecting and analysing data provided by TMF claims managers, managing TMF data warehouse systems, providing reporting functions to member agencies, monitoring claims providers and providing financial statements and budget estimates.
From 1 July 2010, SiCorp’s main functions will also include the administration of the Home Warranty Insurance Fund (HWIF). The HWIF is being established as part of the Government’s major structural reforms to the Home Warranty Insurance Scheme in New South Wales. This reform safeguards building industry jobs, better protects home owners and supports the building industry following the withdrawal of major private sector insurance providers from the market.
SiCorp operates as a branch of NSW Treasury and has its own advisory board. SiCorp’s skills-based board exists to complement and strengthen Treasury’s management of the administration of SiCorp by providing industry expertise and ensuring challenging performance goals are set and achieved. The board provides strategic, operations, and technical advice and guidance for administering and managing the State’s self insurance scheme.

7 - 32	Budget Statement 2010-11

The views of agency members of the TMF are presented to the board through the TMF Agency Advisory Council. The Council is representative of the broad spectrum of agencies in the TMF and includes representatives from seven agencies as well as representatives of the Public Sector Risk Management Association and Treasury. Members are generally from the finance area or occupational health and safety area of their agencies.
As part of the risk management arrangement, the TMF purchases a comprehensive reinsurance program to protect its exposure to catastrophic events. In addition, the TMF, in consultation with risk manager provider Suncorp Risk Services, is able to use the TMF data warehouse to identify risk areas and design risk management strategies to target risk areas.
Other Liabilities
Other liabilities for the public sector include employee leave entitlements, as well as other entitlements, payables and provisions.
The current value of accrued annual and long service leave entitlements for employees is forecast to reach $9 billion by June 2010, and rise to $10 billion by June 2014. This forecast is based on AASB 119, which calculates the expected timing of benefits and discounts these cash flows by using a floating bond interest rate. As with superannuation, variations in the liability discount rate have affected liability estimates for June 2009 and June 2010.
Most of the State’s recreation and long service leave liabilities are in the general government sector. The Crown Finance Entity is generally responsible for paying the long service liabilities of this sector. PTE agencies are responsible for meeting their own leave liabilities.
The balance of the State’s liabilities are dedicated to specific payments and provisions held by agencies in the general government and PTE sector. On a total State sector basis, the value of these liabilities is forecast to reach $10.5 billion by June 2010 and to generally remain around this level in later years.
Public Authorities (Financial Arrangements) Act 1987
The Public Authorities (Financial Arrangements) Act 1987 (the Act) governs borrowing, investment and other financial arrangements for the New South Wales public sector. The Act does this by regulating powers of government agencies to borrow, invest, use derivatives, provide guarantees, appoint fund managers and enter into joint ventures or joint financing arrangements.

Budget Statement 2010-11	7 - 33

NSW Treasury and its risk management advisor, Deloitte, review the risk management policies and procedures of selected agencies that have been given powers under the Act. High-risk agencies are reviewed annually and medium-risk agencies every two years. For low risk agencies reliance is placed on annual audits by the Audit Office.
The Act has been updated incrementally since 1987 to reflect particular changes in financial risk management. Further amendments to update, simplify and strengthen the regulatory framework are currently being prepared. The objective of these amendments is to provide a more flexible legislative framework to govern the granting and management of financial approvals.

7 - 34	Budget Statement 2010-11

CHAPTER 8: PUBLIC TRADING ENTERPRISES

•	Profitability is expected to increase over the forward estimates period reaching $8 billion by 2013-14, mainly due to higher returns in the commercial public trading enterprise sector.

•	Commercial PTE sector profitability is largely due to the network electricity and water businesses and is driven by independent regulator-determined returns on a large and growing asset base.

•	Net debt in the PTE sector is forecast to increase to $42.6 billion in June 2014. Borrowings by the electricity and water sectors form the bulk of the increase, with most of the remainder being higher transport sector borrowings.

•	Following a period of significant growth in capital expenditure, PTE spending over the next four years is expected to level off at around $9 billion per year.

•	Reflecting the increased profitability, contributions to the Budget from commercial PTEs in the form of dividends and income tax equivalent payments are estimated to increase from $1.8 billion in 2009-10 to $2.6 billion in 2013-14.

•	The gearing level of commercial PTEs will increase from 50 per cent in June 2010 to 58 per cent in June 2014. This remains within commercially prudent levels.
8.1 INTRODUCTION
The public trading enterprise (PTE) sector comprises a range of government businesses providing major economic services. This includes State owned corporations governed by the State Owned Corporations Act 1989.
Commercial PTEs receive most of their income from customers. They are able to finance their operations and capital expenditure from own-source revenue and borrowings. Commercial PTEs cover government businesses in sectors including electricity, water, ports and property.
Non-commercial PTEs receive Budget funding to meet policy objectives agreed with the Government when revenue is insufficient to meet operating expenses or capital expenditure. Non-commercial PTEs include government businesses in transport (excluding ports) and social housing.

Budget Statement 2010-11	8 - 1

The Government represents the people of New South Wales as shareholder of commercial PTE businesses and so, expects an appropriate return on its investment. This return is used to fund core government services. The book value of the Government’s equity investment in the commercial PTE sector is estimated at $24.9 billion in June 2010 and is forecast to grow to $27.8 billion by June 2014.
8.2 RECENT DEVELOPMENTS
The major developments affecting the PTE sector since the 2009-10 Budget include the:
•	release of the Metropolitan Transport Plan: Connecting the City of Cities

•	housing stock transfer to community housing providers

•	State’s response to and recovery from the global financial crisis

•	transfer of New South Wales Lotteries Corporation and

•	business asset transactions and the Energy Reform Strategy.
The largest commercial PTEs are the regulated infrastructure providers in the water and electricity sectors. These businesses were less exposed to the global financial crisis than businesses in more cyclical industries, such as the port corporations and Forests NSW.
In line with normal budget practice, the 2010-11 Budget and forward estimates do not include the impact of business asset transactions, including transactions under the Energy Reform Strategy, which are not yet complete. The New South Wales Lotteries Corporation transfer, which was completed in 2009-10, is reflected in the 2010-11 Budget and forward estimates.
Business Asset Transactions
In November 2008, the Government announced it was investigating the potential sale of New South Wales Lotteries Corporation, the Superannuation Administration Corporation (trading as Pillar) and WSN Environmental Solutions. These businesses operate in increasingly competitive markets and continued provision of these services is no longer a core role for government.

8 - 2	Budget Statement 2010-11

New South Wales Lotteries Corporation
The State granted a licence to operate lotteries and transferred ownership of New South Wales Lotteries Corporation to the Tatts Group. The operator licence and product licences are for a 40-year period starting 1 April 2010. The transaction attracted a strong pool of Australian and foreign bidders and delivered more than $1 billion for the State. This comprised $850 million in an up-front payment and $160 million in cash and other assets transferred to the State.
Among the key terms of the transaction are:
•	special protections to newsagents as distribution agents including a five-year freeze on the introduction of new types of agents and an automatic extension of agreements expiring during the five-year period

•	special protections to New South Wales Lotteries Corporation employees including a three-year employment guarantee and a transfer payment, or the option to remain within the NSW public sector

•	the Government retaining the right to either resume ownership of key intellectual property at the end of the 40-year licence period, or re-tender it to the private sector and

•	retention of Government duties currently worth over $300 million per year and are expected to grow.
WSN Environmental Solutions (WSN)
The Government’s investigation into WSN recommended transferring the business to the private sector and setting up the Waste Assets Management Corporation, a statutory corporation to manage sites retained by the Government.
The Waste Recycling and Processing Corporation (Authorised Transaction) Act 2010 was assented to on 23 March 2010. The transaction process was launched on 3 May 2010 through a request for expressions of interest, and the Government expects to complete the transaction by the end of 2010.
Superannuation Administration Corporation (Pillar)
The Government’s investigation into Pillar recommended that the corporation focus on enhancing its business value. In response, Pillar is currently implementing business marketing and continuous improvement strategies to expand its clientele and further improve its efficiency and productivity. These strategies have clear operating and financial performance benchmarks and NSW Treasury is monitoring their implementation.

Budget Statement 2010-11	8 - 3

Energy Reform Strategy
In November 2008, the Government announced its Energy Reform Strategy. The Government’s objectives are to:
•	ensure NSW homes and businesses continue to be supplied with reliable electricity

•	deliver a competitive retail and wholesale electricity market in NSW to increase the potential for the sector to respond dynamically and innovatively to market forces and opportunities

•	create an industry and commercial framework to encourage private investment into the NSW electricity sector reducing the need for future public sector investment in retail and generation and

•	place NSW in a stronger financial position by optimising the sale value of public assets, reducing the Government’s exposure to electricity market risk, and reducing the State’s public sector debt.
In September 2009, the Government issued a call for expressions of interest from interested parties to participate in the Government’s energy reform transactions. In December 2009, in response to strong expressions of interest, the Government invited qualified parties to proceed to the transaction phase of the reform process. The data rooms for the sale of the retail businesses and gentrader contracts will be open on 1 July 2010.
These transactions include: the sale of the Government’s electricity retailing businesses EnergyAustralia, Integral Energy and Country Energy, new generation development sites and the contracting out of the trading function of state owned generation businesses (commonly referred to as the gentrader model).
The Government expects to execute the electricity reform transactions in 2010.

8 - 4	Budget Statement 2010-11

8.3 OPERATING PERFORMANCE
PTEs’ financial performance is assessed on the basis of the net operating surplus before interest, tax, depreciation and amortisation (EBITDA) and capital grants revenue (referred to as the adjusted net operating surplus). Analysis of private sector performance commonly uses EBITDA to enable comparisons of a business cash profits, independent of its capital structure. EBITDA also provides an effective measure to compare the performance of businesses within and across industries, in cases where businesses have a large amount of fixed and intangible assets and a significant amount of debt financing.
In analysing the PTE sector’s performance it is also appropriate to exclude Budget-funded capital grants revenue, which is largely provided to fund capital programs in non-commercial sectors such as housing and transport. Chart 8.1 shows the adjusted net operating surplus for the PTE sector over the period 2004-05 to 2013-14.
Chart 8.1: Adjusted Net Operating Surplus
The PTE sector’s adjusted net operating surplus is projected to be $5.1 billion in 2009-10 and $4 billion in 2010-11. This reduction is largely due to the NSW Land and Housing Corporation’s one-off, non-cash transfer of housing stock to the Aboriginal Housing Office and community housing providers (worth $1.4 billion) and the Government’s revised transport priorities that re-phases funding to other major transport infrastructure. For the PTE sector, this includes substantial spending on additional rail projects over the forward estimate period.

Budget Statement 2010-11	8 - 5

Profitability of the total PTE sector is expected to increase over the Budget and forward estimates period, reaching $8 billion by 2013-14. The electricity and water sectors are forecasting the largest increases driven by regulator-determined returns on a large and growing asset base.
Commercial PTE Sector Performance
The commercial PTE sector is forecast to experience strong earnings growth, particularly from 2011-12 to 2013-14. The adjusted net operating surplus is projected to decrease from $5.4 billion in 2009-10 to $5.2 billion in 2010-11. This impact is partly due to New South Wales Lotteries Corporation which will no longer be included from 2010-11. The net operating surplus is forecast to increase to $7.6 billion in 2013-14. A large proportion of this growth will come from the network electricity businesses and water sector.
Strong commercial PTE sector earnings growth is reflected in:
•	return on total assets improving from 6.0 per cent in 2009-10 to 6.5 per cent in 2013-14. Return on assets is defined as the net operating surplus before interest and taxes (EBIT), divided by total assets, and

•	dividend and income tax equivalent payments increasing from $1.8 billion in 2009-10 to $2.6 billion in 2013-14.
Non-commercial PTE Sector Performance
The adjusted net operating results for the non-commercial PTE sector are expected to be deficits of $255 million in 2009-10, $1,280 million in 2010-11 and $247 million in 2011-12. The sector is not expected to return to a surplus operating result until 2012-13. The transfer of housing stock by the NSW Land and Housing Corporation distorted overall sector results from 2009-10 to 2011-12.
8.4 CAPITAL EXPENDITURE
Current and projected levels of PTE spending over the next four years are expected to level off at around $9 billion per year. This follows a period of significant growth in capital expenditure.
Between 2010-11 and 2013-14, PTE capital expenditure is expected to total $36.4 billion, compared to $29.1 billion over the previous four-year period. The PTE capital program represents around 58 per cent of total State capital expenditure over the next four years.
Chart 8.2 shows PTE capital expenditure from 2004-05 to 2013-14.

8 - 6	Budget Statement 2010-11

Total PTE sector capital expenditure in 2010-11 is expected to be $8.9 billion, down from $9.2 billion in 2009-10, mainly due to decreases in the social housing sector as part of the wind down of the Australian Government’s Nation Building — Economic Stimulus Plan. Expenditure is expected to then increase to $9.4 billion in 2011-12 before declining to around $9 billion for the remainder of the forward estimates period.
Chart 8.2: PTE Sector Capital Expenditure
The Australian Government’s Nation Building — Economic Stimulus Plan continues to boost the non-commercial PTE sector, with funding to the NSW Land and Housing Corporation. The majority of the funding is being provided in 2009-10 and will be completed in 2011-12.
Commercial PTE Sector Capital Expenditure
Commercial PTE capital expenditure is expected to increase by 3.4 per cent in 2010-11 to $5.6 billion. The small increase in expenditure is the net outcome of a decrease in Sydney Water Corporation’s capital expenditure, following completion of the Desalination Project, offset by increases in the electricity sector. The network-related agencies of the electricity sector have the greatest increases, mainly due to investments to meet new load and replace end of life assets.
Capital expenditure peaks in the commercial PTE sector in 2011-12 at $6.4 billion before declining to $5.5 billion in 2013-14. The decline is due to the completion of some large projects in the ports and electricity sectors. Projects such as the third container terminal and second bulk liquids berth at Port Botany, and the new passenger cruise terminal are expected to be completed in 2012-13. Projects in the electricity sector such as Delta Electricity’s western rail upgrade, TransGrid’s new Rookwood Road substation and 330kV connector lines to Holroyd are also expected to be largely completed in 2012-13.

Budget Statement 2010-11	8 - 7

Non-commercial PTE Capital Expenditure
Capital expenditure in the non-commercial PTE sector is forecast to decrease from $3.8 billion in 2009-10 to $3.3 billion in 2010-11 and $3 billion in 2011-12. The decrease is due to reduced social housing expenditure as the Australian Government’s Nation Building — Economic Stimulus funding starts to wind down.
From 2011-12 to 2013-14, the social housing sector is forecast to return to longer term trend levels. Transport sector capital expenditure is expected to increase to $3 billion in 2013-14 reflecting project activity associated with the re-phasing of transport capital under the Metropolitan Transport Plan.
Table 8.1 provides details of PTE capital expenditure by sector for 2009-10, the Budget year and forward estimates period.
Table 8.1: PTE Capital Expenditure by Sector

						Total
	2009-10	2010-11	2011-12	2012-13	2013-14	2010-11 to
	Revised	Budget	Forward estimates			2013-14
Sector(a)	$m	$m	$m	$m	$m	$m

Commercial PTEs
Electricity	3,355	3,912	4,717	4,673	4,169	17,472
Water	1,443	1,064	1,317	1,159	1,191	4,731
Ports	427	346	193	107	57	702
Property	75	136	143	115	49	444
Other	78	101	60	44	58	262

Total Commercial PTEs	5,378	5,560	6,429	6,098	5,525	23,611

Non-Commercial PTEs
Transport	2,023	2,221	2,465	2,536	3,035	10,257
Social Housing(b)	1,785	1,119	546	433	401	2,499

Total Non-Commercial PTEs	3,808	3,341	3,011	2,969	3,435	12,756

Total	9,186	8,901	9,440	9,066	8,960	36,367

(a)	PTEs have been classified according to their predominant activity. This differs from Budget Paper No. 4 Infrastructure Statement where capital expenditures by PTEs are classified according to policy areas, based on the Australian Bureau of Statistics categories. For example, Sydney Water Corporation’s sewerage-related capital expenditure is classified under Environment Protection, rather than water expenditure, further details on PTE capital expenditure, see Budget Paper No. 4 Infrastructure Statement.

(b)	This includes the NSW Land and Housing Corporation, City West Housing Pty Limited and the Teacher Housing Authority.

8 - 8	Budget Statement 2010-11

Financing of Capital Expenditure
Commercial PTEs fund their capital programs from a combination of debt and internally generated cash. Non-commercial PTEs rely on a combination of debt and capital grants from the State Budget to finance their capital programs. Given the lesser capacity of non-commercial PTEs to carry debt, much of their capital programs is funded by the Budget.
Net debt in the PTE sector is forecast to rise, an increase of $17.4 billion from $25.3 billion in June 2010 to $42.6 billion in June 2014. Borrowings by commercial PTEs account for $13.8 billion of the increase, with most of the remainder being higher transport sector borrowings.
Commercial PTE net debt increases from $24.8 billion in June 2010 to $38.7 billion in June 2014. The electricity sector has the largest increase in borrowings of $10.2 billion. Water sector borrowings are expected to increase by $3.1 billion. The combined increase in net debt for these two sectors will partially fund $22.2 billion in capital expenditure.
Non-commercial sector PTE net debt increases significantly from $449 million in June 2010 to an expected $3,976 million in June 2014. The majority of this increase reflects the recognition of finance leases linked to Rail Corporation New South Wales’ Rolling Stock Public Private Partnership. In addition, Rail Corporation will borrow to finance enabling works which support the new rail cars and some Rail Clearways project expenditure.
Consistent with this increase in net debt, the combined gearing level for commercial PTEs is projected to increase from 50 per cent in June 2010 to 58 per cent in June 2014. Gearing is defined as the ratio of net debt to net debt plus equity. While the increase in gearing is significant, it remains within commercially prudent levels. In setting prices for the electricity network and water businesses, independent regulators allow for a commercial rate of return on efficient capital expenditures.
Chart 8.3 shows gearing ratios and capital expenditure in the commercial PTE sector over the period 2004-05 to 2013-14.

Budget Statement 2010-11	8 - 9

Chart 8.3: Commercial PTE Capital Expenditure and Gearing
Increased gearing levels and declines in the interest coverage ratio are consistent with the Government’s Capital Structure Policy, which allows for borrowings (and resulting debt servicing capacity) to move within a prudent range over the investment cycle. During periods of high debt-funded capital expenditure, it is expected that growth in interest expense will outstrip growth in earnings in the short to medium-term. However, with capital expenditures expected to generate returns above the cost of borrowings, overall shareholder returns will continue to increase over the forward estimates period.
See chapter 3 for further consideration of the PTE sector’s net debt and its implications for the Government’s fiscal strategy.
8.5 MAJOR SECTORS
This section presents a broad overview of the key PTE sectors, including an outline of their strategic directions and expected capital expenditure programs over the Budget and forward estimate years.
Electricity
The State owns the major NSW electricity businesses which comprise:
•	three generators Delta Electricity, Eraring Energy and Macquarie Generation

•	the high voltage transmission network business TransGrid, and

•	three distribution network and retail businesses EnergyAustralia, Integral Energy and Country Energy.

8 - 10	Budget Statement 2010-11

In total, State owned generators have approximately 12,600 megawatts of installed capacity, generating around 70 million megawatt hours per year. New South Wales distributors have approximately three million network customers. The State also owns a 58 per cent share in the hydro-electricity generator, Snowy Hydro Limited, which has a capacity of 3,750 megawatts and generates around four million megawatt hours per year.
Strategic Directions
The Energy Reform Strategy’s objective is to optimise conditions that ensure private sector investment in generation capacity in New South Wales is adequate, economic and timely.
To create this environment, the Government is implementing a strategy that:
•	maintains public ownership of the existing power stations

•	contracts the electricity trading rights of the Government-owned power stations to the private sector

•	sells the retail arms of EnergyAustralia, Integral Energy and Country Energy

•	sells the power station development sites around the State, and

•	maintains public ownership of the transmission network of TransGrid and the distribution networks (the poles and wires) of EnergyAustralia, Integral Energy and Country Energy.
Capital Expenditure
Capital expenditure by the electricity sector is expected to total $17.5 billion over the Budget and forward estimates period.
The key drivers for network capital expenditure over the Budget year and forward estimates period are customer growth, increasing summer peak demand and the replacement and renewal of assets that reach the end of their useful life.
Capital expenditure by network businesses is forecast to grow from $3.6 billion in 2010-11 to $3.8 billion in 2013-14, totalling around $15.7 billion over the four years. This capital expenditure supports the State Plan target for average electricity reliability of at least 99.98 per cent by 2016.
The capital expenditure of network businesses over the four years 2010-11 to 2013-14 will increase their asset base by over 50 per cent. As the asset base grows, earnings of the network businesses will increase because the regulated revenue includes a return on assets.

Budget Statement 2010-11	8 - 11

Revenue of the transmission and distribution network businesses is determined by the Australian Energy Regulator (AER). Retail electricity prices will continue to be regulated by Independent Pricing and Regulatory Tribunal (IPART).
The AER follows a transparent consultative regulatory process which is defined in the National Electricity Law and the National Electricity Rules. In April 2009 the AER made its final determination for these businesses for the five years starting 1 July 2009. This AER determination was later modified as a result of an Australian Competition Tribunal decision on 26 November 2009.
The generators will undertake $346 million of capital expenditure in 2010-11 which includes works programs at Mount Piper and Wallerawang power stations near Lithgow, at Vales Point power station on the Central Coast and at Eraring power station at Lake Macquarie. A total of $1.8 billion has been allowed for generation in the Budget and forward estimates period.
However, under the Government’s Energy Reform Strategy, much of this investment will be transferred to the private sector. The poles, wires and generators will remain in public ownership.
Financing Capital Expenditure
Capital expenditure programs of the network businesses are funded through a mix of operating surpluses and debt.
Net debt in network businesses rises from $14 billion in June 2010 to $24.1 billion in June 2014. Gearing is expected to increase from 70 per cent to 76 per cent over the same period. This gearing is sustainable during this period of high network investment because the networks have a regulated revenue stream and the assets typically have long lives.
Operating Performance
The adjusted annual net operating surplus of the electricity sector is expected to increase by 10 per cent per annum, growing from $3.8 billion in 2009-10 to $5.5 billion in 2013-14.
Earnings from the network businesses are forecast to rise over the forward estimates period largely because the capital expenditure allowed by the AER increases the regulatory asset base from which a large proportion of the regulated revenue is derived.

8 - 12	Budget Statement 2010-11

Water
The State owns four commercial water businesses that provide water services to urban and regional customers: Sydney Water Corporation, Sydney Catchment Authority, Hunter Water Corporation and the State Water Corporation. Local water utilities are responsible for providing water and wastewater services outside Sydney, the Illawarra and the Lower Hunter.
Strategic Directions
Activities of the State’s water businesses follow the State Plan, which commits the Government to providing a secure and sustainable water supply for all users.
Key directions adopted by businesses in meeting this priority include:
•	providing clean, safe drinking water

•	maintaining water-efficient urban areas

•	minimising environmental impacts from operations

•	protecting and maintaining water assets with increasing efficiency and

•	providing services that meet customer needs.
Sydney Water Corporation and Sydney Catchment Authority also operate within the context of the 2006 Metropolitan Water Plan and the 2010 Metropolitan Water Plan which will be released soon. The plan seeks to secure a sustainable water supply for the people of greater Sydney through four major components: dams, recycling, desalination and water efficiency.
Operating Performance
The adjusted net operating surplus of the water sector is expected to increase significantly from $1.3 billion in 2009-10 to $1.8 billion in 2013-14.
Strong earnings growth is largely driven by Sydney Water Corporation and Hunter Water Corporation and reflects the recovery, through consumer prices, of capital and debt servicing costs of their capital programs. The price assumptions underpinning agency forecasts are consistent with IPART’s approach adopted when determining regulated prices for consumers.

Budget Statement 2010-11	8 - 13

Capital Expenditure
Capital expenditure in the water sector, while remaining significant, is expected to decrease from $1.4 billion in 2009-10 to $1.2 billion by 2013-14. This reduction is mainly due to Sydney Water Corporation’s completed Desalination Project in 2009-10.
Over the Budget and forward estimate period, capital expenditure is estimated to total over $4.7 billion. This expenditure is mainly driven by:
•	water, wastewater and storage asset renewals by Sydney Water Corporation, Hunter Water Corporation and Sydney Catchment Authority to maintain water quality and service delivery

•	new infrastructure to service a growing population in Sydney and the lower Hunter

•	government initiatives and Metropolitan Water Plan projects, including recycled water schemes and environmental flow programs and

•	dam safety program expenditure by the State Water Corporation to meet modern day safety requirements for extreme events.
Financing Capital Expenditure
The $4.7 billion capital program in the water sector is being financed by a mix of retained earnings and debt finance. Net debt is expected to rise from $7.9 billion in June 2010 to $11.1 billion in June 2014. Gearing in the sector is expected to increase moderately from 49 per cent to 53 per cent over the same period.
Ports
The major NSW ports are Sydney Harbour, Port Botany, Newcastle and Port Kembla. These are managed by three port corporations: Sydney Ports Corporation, Newcastle Port Corporation and Port Kembla Port Corporation. The minor ports of Yamba and Eden are managed by the Maritime Authority of New South Wales.

8 - 14	Budget Statement 2010-11

Strategic Directions
The three port corporations have been operating within the direction set by the 2003 NSW Ports Growth Plan. Amendments to the Ports and Maritime Administration Act 1995 in 2008 have also broadened the corporations’ focus from being port managers and landlords to coordinating logistics, enhancing landside efficiency and creating better supply chain linkages with the ports.
These port corporations are carrying out strategies to ensure their port infrastructure is capable of meeting both short-term and long-term growth in sea trade. These strategies include:
•	Sydney Ports Corporation is working to expand Port Botany’s capacity to meet the forecast growth in trade, through:
•	developing a third container terminal

•	developing an intermodal logistics centre at Enfield, which will connect to the dedicated freight line to Port Botany and

•	expanding the bulk liquids capacity.
•	Newcastle Port Corporation under the recently agreed Hunter Coal Export Framework, is facilitating the growth of private coal loading facilities which includes the expansion of existing terminals and the construction of a new terminal. This will help increase substantially coal exports from the Hunter Valley to Asian markets. Newcastle is also the nominated site for container terminal expansion when Port Botany reaches its capacity.

•	Port Kembla Port Corporation is focusing on the development of new port assets at its Outer Harbour. The rate of development will depend on trade growth and business projects to underpin this expansion.
Operating Performance
The adjusted net operating surplus of the port sector is expected to increase from $143 million in 2009-10 to $206 million in 2013-14.
With Australia’s economy performing relatively well, and its commodity exports to Asia still robust, recent trade volumes across the three ports have been better than expected. Forecast growth in trade volumes over the forward estimates period underpins the growth in operating surpluses of the port corporations. Newcastle Port Corporation is forecasting particularly strong growth in the volume of coal exports as the expanded capacity of private coal loading terminals comes into service.

Budget Statement 2010-11	8 - 15

Capital Expenditure
Capital expenditure for the port sector is expected to total $702 million over the Budget and forward estimates period.
Sydney Ports Corporation’s capital expenditure of $522 million includes major projects such as the Port Botany third container terminal, the Enfield Intermodal Logistics Centre, a second bulk liquids berth at Port Botany, and a new passenger cruise terminal at White Bay.
Newcastle Port Corporation’s capital expenditure of $41 million includes replacing a pilot vessel, building a pilot station port centre, channel dredging and refurbishing berths.
Port Kembla Port Corporation’s capital expenditure of $139 million focuses on developing Outer Harbour as well as building a new tug fleet base.
Financing Capital Expenditure
All three of the port corporations will use internal cash reserves and borrowings to fund their ongoing capital programs. Net debt is expected to rise from $500 million in June 2010 to $826 million in June 2014. Gearing in the sector is expected to increase from 26 per cent to 33 per cent over the same period.
Transport
The transport sector incorporates:
•	rail services — Rail Corporation New South Wales (RailCorp), responsible for passenger rail operations, including CityRail and CountryLink services; Rail Infrastructure Corporation, which manages the country regional network; and the Transport Infrastructure Development Corporation (TIDC), a construction authority managing major rail and other infrastructure projects

•	bus services — State Transit Authority (STA), providing passenger bus services in metropolitan Sydney and Newcastle

•	ferry services — Sydney Ferries, providing passenger services on Sydney Harbour and the Parramatta River, and STA, providing ferry services in Newcastle and

•	the Public Transport Ticketing Corporation (PTTC), responsible for delivering an integrated electronic public transport ticketing system for Sydney.

8 - 16	Budget Statement 2010-11

Strategic Directions
New South Wales has the largest public transport system in Australia. Approximately two million trips are made on rail, bus and ferry services across New South Wales on an average weekday. With the expected growth in Sydney’s population and activity, it is vital to take a long-term approach to transport services and infrastructure.
The Metropolitan Transport Plan: Connecting the City of Cities released in February 2010 sets out a 10-year fully funded package of transport infrastructure for the Sydney metropolitan area. The Plan will also benefit the Illawarra, Central Coast and Hunter areas.
The Plan will:
•	reduce travel times for western Sydney commuters by introducing a Western Express CityRail service with a new 5 kilometre priority tunnel to channel western line services into the CBD

•	build the North West and South West rail links

•	expand the light rail system

•	build more commuter car parks and

•	provide new rail carriages, new air conditioned buses and new ferries.
The State Plan sets out the Government’s strategic goals for an effective transport system. Key priorities are: increasing public transport’s share of peak hour commuter trips to and from the Sydney CBD and to and from regional business centres, and increasing public transport’s proportion of total journeys to work in the Sydney metropolitan areas.
Operating Performance
The transport sector is forecasting an adjusted net operating deficit of $164 million in 2009-10 and returning to a surplus of $106 million in 2010-11. Surpluses are forecast for the remainder of the forward estimates period. Transport’s modest results from 2010-11 largely flow from providing public transport services to commuters at well below the cost of delivering those services. Transport fares for rail, bus and ferry services are regulated by IPART.

Budget Statement 2010-11	8 - 17

Capital Expenditure
The capital program for the transport sector is expected to total $10.3 billion over the Budget and forward estimates period, ranging from $2.2 billion in 2010-11 to $3 billion in 2013-14.
The rail program includes substantial spending to deliver the Metropolitan Transport Plan. Highlights over the forward estimates period include:
•	starting work on a new $4.5 billion Western Express service, which will allow Western line trains to use a new priority tunnel to avoid a bottleneck before reaching the CBD. This will shorten journey times for Western Sydney commuters

•	substantial completion of the $2.1 billion South West Rail Link, connecting new growth areas from Glenfield to Leppington, via Edmondson Park. The Glenfield Transport Interchange, is currently underway and is scheduled to finish in 2013, with the new rail line due for completion in 2016

•	major upgrades to the Tangara rail fleet and further new outer suburban rail carriages and

•	steel resleepering, bridge renewals, signalling and train control improvements by Rail Infrastructure Corporation for the country regional network to improve system safety and meet operational needs.
The STA’s capital program is estimated at $133.7 million over the Budget and forward estimates period, including $42.5 million in 2010-11. Key projects include:
•	a new depot in Western Sydney, and the on-going development of Ryde and Tempe depots to cater for the expanding fleet and improve bus operating network efficiency, and

•	new safety and security measures on buses to protect both passengers and drivers.
The Metropolitan Transport Plan will deliver 1,000 additional buses for both STA and private bus operators over 10 years. The STA will acquire 187 new buses in 2010-11 to meet anticipated growth in passenger demand. These costs are met through the Department of Transport and Infrastructure’s capital program, so are not in the PTE capital program.

8 - 18	Budget Statement 2010-11

The Sydney Ferries fleet will be upgraded by replacing six vessels, as part of the Metropolitan Transport Plan. The Sydney Ferries capital program is estimated at $106.7 million over the Budget and forward estimates period, including $25.6 million in 2010-11 to start replacing vessels and to improve safety and reliability of services.
Funding and Financing Capital Expenditure
The transport sector relies heavily on Budget support to finance operating and capital expenditures. Unlike other public trading enterprises which receive the majority of their income from user charges, fares by rail, bus and ferry commuters are insufficient to meet operating expenses and cannot therefore fund capital expenditure.
Table 8.2 summarises Budget support to transport PTEs. The table also shows the proportion of fare revenue, relative to operating expenditures, recovered from commuters. For rail services in particular, the level of cost recovery is low, despite increases in the overall level of fare income.
The modest decline in Budget grants in 2010-11 from 2009-10 reflects the Government’s decision to stop work on the Sydney Metro project and redirect funding to other infrastructure projects included in the Metropolitan Transport Plan.
Table 8.2: Budget Support for the PTE Transport Sector

	2006-07	2007-08	2008-09	2009-10	2010-11
	Actual	Actual	Actual	Revised	Budget
	$m	$m	$m	$m	$m

Rail Services
Operating grants	1,551	1,549	1,719	1,769	1,809
Capital grants	818	796	1,239	1,484	1,384
Debt reduction payment	960	390	—	—

Sub-total — Rail Services	3,329	2,735	2,958	3,253	3,193

Bus and Ferry Services
Operating grants/contract payments	332	349	372	379	396
Capital grants	—	—	—	95	2

Sub-total — Bus and Ferry Services	332	349	372	474	398

Total Net Budget Funding: Transport (a)	3,661	3,084	3,330	3,727	3,591
Fare revenue/operating costs%(b)
Rail services	24.7	24.4	23.3	22.9	22.4
Bus services	47.8	49.5	47.2	46.1	44.6
Ferry services	38.8	37.3	34.2	27.3	32.2

(a)	The Budget also supports borrowings by transport agencies to fund capital works. Operating grants also include fare concessions for pensioners and students. From 2007-08, grants for acquisition of new buses by the STA are reflected through the Department of Transport and Infrastructure capital program.

(b)	Based on information provided by Rail Corporation New South Wales, State Transit Authority, and Sydney Ferries.

Budget Statement 2010-11	8 - 19

Social Housing
Housing NSW is responsible for social housing policy. It is a division of the Department of Human Services. Services are delivered through the NSW Land and Housing Corporation (‘the Corporation’). The Corporation is the largest provider of social housing in Australia. In addition to being a housing provider, the Corporation funds and supports the community housing sector and helps people acquire and maintain tenancies in the private rental market.
Strategic Directions
Housing NSW is helping to build stronger communities through providing housing solutions for those most in need. This covers the spectrum of housing needs, including homeless people, and people with disabilities and complex health needs. For more details on Housing NSW see Budget Paper No. 3 Budget Estimates under the Department of Human Services.
The NSW Homelessness Action Plan 2009-2014 was launched in August 2009. This Plan sets the direction for state-wide reform of the homelessness service system. It outlines how the Government will re-align existing effort and sharpen the focus on prevention, long-term accommodation and support.
In 2010-11 Housing NSW will help over 4,000 homeless people or people at risk of homelessness, to find housing or sustain their tenancies. Priorities will be working with other agencies to ensure tenancies are supported, and to reduce Indigenous homelessness.
Partnering with the Australian Government, the Corporation is delivering one of the largest social housing programs in New South Wales, with around 8,000 new social housing dwellings to be delivered over 2010-11 to 2013-14.
Planning for the Future: new directions for Community Housing 2007 — 2012 sets a target to increase community housing from 13,000 to 30,000 homes over the next 10 years. To help meet this target, the majority of new dwellings delivered under the Australian Government’s Nation Building — Economic Stimulus Plan will be transferred to community housing providers. In addition, the title of 500 existing Corporation properties will be transferred to community housing providers. This will provide an asset base on which the not-for-profit sector will be able to leverage finance to further increase the supply of affordable housing. This sector will grow further through the National Rental Affordability Scheme and State-funded affordable housing initiatives.
In addition, 325 properties built under the Australian Government’s Nation Building — Economic Stimulus Plan will be transferred to the Aboriginal Housing Office.

8 - 20	Budget Statement 2010-11

The Corporation is partnering with the community housing sector to implement a ‘no wrong door’ approach to the way clients apply for and access housing assistance through the Housing Pathways system. The new system commenced in April 2010 and will continue to be a priority in the coming year.
Operating Performance
The Corporation’s adjusted net operating result is expected to increase from a deficit of $1,396 million in 2010-11 to a surplus of $73 million in 2013-14. The overall recurrent expenditure in 2010-11 is estimated to be $2.8 billion. The deficit in 2010-11 is largely due to the transfer of housing stock estimated to be worth:
•	$69 million to the Aboriginal Housing Office and

•	$1,324 million to community housing providers.
Social housing is provided to people whose eligibility is based on an assessment of those with highest needs. Some 90 per cent of clients cannot afford market rents so their rent is adjusted, based on total household assessable income. The difference between market rent and rent charged to social housing tenants in 2010-11 is estimated to be $773.5 million.
Capital Expenditure
Capital expenditure for the Corporation is expected to total $2.4 billion over the Budget and forward estimates period, including $1.1 billion in 2010-11.
This expenditure will be largely driven by the Corporation’s plans to upgrade and reconfigure social housing stock to ensure it meets future demand.
Key drivers of the capital program in 2010-11 and the forward estimate years include:
•	spending $565.1 million under the Australian Government’s Nation Building — Economic Stimulus Plan, to increase the supply of social housing through building new homes and converting existing bed-sitter accommodation

•	maintenance spending in the social housing sector to improve standards of existing housing

•	an additional 2,800 homes for older people, through continued roll out of the Social Housing for Older People strategy over five years

Budget Statement 2010-11	8 - 21

•	reducing concentrations of social disadvantaged people and fostering more diverse communities by continued infrastructure investment in West Dubbo Transformation program, the Living Communities Program at Bonnyrigg and Minto, and the Building Stronger Communities Program and

•	improving environmental safety through implementing actions and targets under Environmental Sustainability in Housing NSW 2008-09 — 2013-14.
Funding and Financing the Housing Sector
Budget funding provided through the Housing Policy and Assistance Program facilitates sub-programs delivered by the Corporation, such as housing supply, asset management and other assistance programs.
The Corporation will receive a $872.2 million grant from the 2010-11 Budget. This comprises $722.4 million from the Australian Government and $149.8 million from the NSW Government. The Corporation will also contribute funding from internal sources to meet its operating and capital expenditure requirements.

8 - 22	Budget Statement 2010-11

CHAPTER 9: UNIFORM FINANCIAL REPORTING

•	Financial aggregates in this chapter are prepared in line with:
•	the Uniform Presentation Framework (UPF) endorsed by the Australian Loan Council, and

•	Australian Accounting Standard AASB 1049 Whole of Government and General Government Sector Financial Reporting, which adopts a harmonised GFS-GAAP reporting basis.
•	A 10-year time series is provided from 2004-05 to 2013-14 for the general government sector, public non-financial corporation (PNFC or public trading enterprise) sector, and consolidated sector.
9.1 INTRODUCTION
This chapter presents financial aggregates for the general government sector, public non-financial corporation (PNFC) sector and consolidated sector. These aggregates are prepared in line with the revised Uniform Presentation Framework (UPF) agreed by the Australian Loan Council in March 2008.
The Australian Loan Council includes each state and territory Treasurer and the Australian Treasurer. It monitors state finances, particularly the forecast cash surplus/(deficit) of governments and their future financing/investing requirements. Accordingly, the objective of the UPF is to ‘facilitate a better understanding of individual government’s budget papers and provide for more meaningful comparisons of each government’s financial results and projections’.1
The format of the aggregates is based on reporting standards set out by the Australian Accounting Standards Board — AASB 1049 Whole of Government and General Government Sector Financial Reporting, which adopts a harmonised GFS-GAAP reporting basis.

[1]	Uniform Presentation Framework: For the Presentation of Uniform Financial Information by Commonwealth, State and Territory Governments, Australian Loan Council, April 2008, p. 1.

Budget Statement 2009-10	9 - 1

The UPF financial aggregates:
•	allow consistent comparisons between the financial position of Australian governments

•	facilitate time series comparisons since they are relatively unaffected by changes in public sector administrative structures, and

•	permit an assessment of how NSW public sector transactions affect the economy by providing data classified by economic type.
The general government tables in this chapter are consistent with those reported in Chapter 1 but are repeated here for completeness.
9.2 UNIFORM PRESENTATION FRAMEWORK
The NSW Government financial tables in this chapter meet Loan Council obligations under the UPF.2 Additional disclosure explains matters specific to New South Wales.
Framework
The UPF tables are in line with AASB 1049 which:
•	adopts generally accepted accounting principles (GAAP) definitions, including recognition and measurement principles in almost all cases

•	amends presentation requirements to encompass a comprehensive result that retains the GAAP classification system but overlays it with a transactions and other economic flows classification system based on GFS, and

•	expands the disclosure requirements to include key fiscal aggregates required by GFS.
Due to convergence differences, GFS financial aggregates released by the Australian Bureau of Statistics from 2008-09 will differ from UPF aggregates. The differences are not generally material for New South Wales, apart from GFS’s exclusion of deferred tax, and the impact of when to recognise a $960 million road grant made to New South Wales in June 2006 under the Australian Road Transport grants program. For more information on other convergence differences see Primary Financial Statements later in this chapter. For details and amounts of the key 2008-09 convergence differences, see page 1-127 of the 2008-09 Report on State Finances.

[2]	The complete UPF manual is available on the Australian Treasury website www.treasury.gov.au. Extracts from the manual are included in this chapter to explain key concepts while the glossary to this budget paper also includes key UPF terms.

9 - 2	Budget Statement 2010-11

Historical series
Adopting AASB 1049 in 2008-09 resulted in a time series break that can affect comparability, especially when analysing a large number of years. This break is designated by a vertical dotted line in all relevant tables between 2007-08 and 2008-09 data.
To ensure a consistent historical series of fiscal aggregates, all jurisdictions have agreed to back cast any published historical data on a best endeavours basis. Therefore, data for 2007-08 and the preceding years have been restated on this basis. For example, historic information in the consolidated operating statements has been recast on the basis of available dissections between GFS transactions and other economic flows.
Fiscal Measures
UPF reporting measures evaluate the soundness of a government’s fiscal position and fiscal policy’s effect on economic conditions. The fiscal measures in the UPF framework are:
•	net operating balance

•	net lending/borrowing (fiscal balance)

•	change in net worth (comprehensive result)

•	net worth

•	net debt

•	net financial worth

•	net financial liabilities

•	cash surplus/(deficit) and

•	ABS GFS cash surplus/(deficit).
For definitions of these measures, see the Glossary to this Budget Paper.
Flow measures (net operating balance, net lending/borrowing and change in net worth) show changes in the fiscal position during the reporting period, reflecting the impact of government decisions and actions, and re-measurement effects during that time. Flows represent the creation, transformation, exchange, transfer or extinction of economic value.

Budget Statement 2009-10	9 - 3

Stock measures (net worth, net debt, net financial worth and net financial liabilities) highlight a government’s fiscal position at a point in time, providing information on the results of past decisions.
To remove the distorting effect of the General Government Liability Management Fund operations:
•	NSW balance sheets report underlying net debts

•	NSW cash flow statements report underlying cash results.
These adjustments occur across the period 2004-05 to 2006-07.
9.3 PRIMARY FINANCIAL STATEMENTS
UPF Presentation
Public sector estimates and outcomes are presented on an accrual accounting basis in three primary statements: the operating statement, including other economic flows; the balance sheet; and the cash flow statement. The following statements, along with the Loan Council Allocation statement, form the UPF’s core reporting requirements. See Appendix B for the underlying accounting principles and policies adopted by New South Wales.
Operating Statement
The operating statement:
•	presents information on transactions (revenue and expenses) and other economic flows (revaluations and adjustments)

•	captures the composition of revenues and expenses and the net cost of government activities within a fiscal year

•	shows the full cost of resources consumed by the government in achieving its objectives, and the extent that these costs are funded from various revenue sources, and

•	shows information on capital expenditure and asset sales to derive a net lending/borrowing position.

9 - 4	Budget Statement 2010-11

The operating statement also reports three major fiscal measures:
•	net operating balance: calculated as revenue minus expenses from transactions. New South Wales recognises its headline budget result as the net operating balance for the general government sector

•	total change in net worth (comprehensive result): including other economic flows such as revaluations

•	net lending (fiscal balance): starts with the net operating balance and includes net capital expenditure but excludes depreciation, giving a better measure of a jurisdiction’s call on financial markets.
Convergence differences in Operating Statement
Under the previous UPF, differences arose between the GFS and GAAP operating statement. However, AASB 1049 combines the operating statement and statement of changes in equity into a single format, separating transactions and other economic flows according to GFS principles.
The main convergence differences in treatment between the GFS operating statement and the harmonised AASB 1049 operating statement presented are:
•	The harmonised aggregates exclude selected Australian Government transfer payment revenues and expenses that pass through the State’s bank accounts. The ABS requires such payments to be grossed up in GFS reports. However, they are excluded from the AASB 1049 UPF reports as the NSW Government has no control over them. (For information on the gross value of these grants see footnotes to the grants revenue and expense table).

•	Grants are recognised when the State gains control over the assets. Control is normally obtained when the cash is received. The Australian Government gave the State a $960 million grant in June 2006 for road works to be carried out over several years. Under AASB 1049, this revenue is recognised in 2005-06 when the cash was received. However, in GFS reports, this revenue is recognised to match the timing of expenditure. This GFS treatment was in line with an ABS direction.

•	Dividends from the PNFC and PFC sectors are recognised as an expense in GFS (in the PNFC and PFC sector operating statements), but they are treated as an equity transaction for AASB 1049.

•	A liability is recognised in the UPF balance sheet for prepaid licence concession receipts. Income is subsequently recognised from amortising the prepaid licence over the concession period. GFS treats this as a sale of a non-produced intangible asset in the period that the prepayment is received.

Budget Statement 2009-10	9 - 5

Balance Sheet
The balance sheet:
•	records the value of financial and non-financial assets and liabilities of governments, at the end of each financial year

•	shows the resources at the government’s disposal and the type and valuation of its liabilities

•	reveals the make-up of a government’s financial assets, its fixed asset holdings, and the extent of liabilities such as borrowings and unfunded superannuation, and

•	allows comparisons of asset and liability levels between jurisdictions and time periods.
The UPF balance sheet fiscal aggregates include net worth, net financial worth, net financial liabilities, and net debt.
Convergence differences in Balance Sheet
The main convergence differences in treatment between the GFS balance sheet and the harmonised AASB 1049 balance sheet presented here are:
•	Allowance for doubtful debts is recognised and reported in the UPF balance sheet, but is excluded from the GFS balance sheet, as GFS does not recognise an economic event has occurred.

•	A prepaid income liability is recognised in the UPF balance sheets for unamortised prepaid licences. This liability is excluded from the GFS balance sheet, which treats the prepaid income as an upfront sale of a non-produced intangible asset.

•	GFS balance sheets for June 2006 through to June 2009 include a liability for deferred income in relation to an ABS direction to accrue a $960 million Australian road transport grant for GFS reporting purposes. No liability is recognised in the harmonised balance sheet as the revenue was recognised fully on receipt in 2005-06, in line with accounting standards.

•	GFS balance sheets exclude deferred tax assets and deferred tax liabilities, but they are reported in accounting balance sheets. The convergence difference only affects GGS, PNFC and PFC sector balance sheets, as the assets and liabilities are eliminated for the consolidated Non-financial Public Sector and Total Public Sector balance sheets.

9 - 6	Budget Statement 2010-11

•	GFS balance sheets exclude provisions for asset remediation liabilities, and the related capitalised asset value, but they are reported in accounting balance sheets. GFS will only recognise the liability when it effectively becomes payable to a counterparty. The convergence difference affects net financial liabilities, but not net worth.

•	Net financial worth and net financial liabilities aggregates are affected by the differing treatments for prepayments. Prepayments are treated in GFS as a receivable (financial asset), but in the UPF they are classified as a non-financial asset under AASB 1049. While this difference affects net financial liabilities and net financial worth, it does not affect net debt and net worth aggregates.

•	GFS net debt for the general government sector will always be lower than (AASB 1049) net debt, as the ABS requires that certain equity investments (in multi-jurisdictional agencies) be reclassified for GFS purposes as advances, reducing the value of GFS net debt. While this affects net debt, it does not affect net financial liabilities and net worth aggregates.

•	By definition, GFS net worth for the PNFC and PFC sectors will always be zero, as owner’s equity is classified as equivalent to a liability. However, under the UPF, liabilities exclude owner’s equity.
Cash Flow Statement
The cash flow statement:
•	records a government’s cash inflows and outflows allocated between various activities, and their net impact on cash held

•	reveals how a government obtains and expends cash.
This statement requires cash flows to be categorised into:
•	operating activities: those linked to collecting taxes, distributing grants, and providing goods and services

•	investing activities: linked to acquiring and disposing financial and non-financial assets

•	financing activities: linked to changing the size and composition of a government’s financial structure.
The signing convention within the cash flow statement is that all inflows carry a positive sign and all outflows carry a negative sign (regardless of whether they are gross or net cash flows).

Budget Statement 2009-10	9 - 7

The cash flow statement reports two fiscal measures:
•	net increase in cash held: the sum of net cash flows from all operating, investing and financing activities

•	cash surplus/(deficit): comprises only net cash from operating activities, plus sales and less purchases of non-financial assets (less dividends paid for the PNFC and PFC sectors).
The ABS GFS cash surplus/(deficit) is shown in a separate table. To obtain the ABS GFS cash surplus/(deficit), deduct finance leases and similar financing arrangements from the AASB 1049 cash surplus/(deficit) for all sectors.
Exclusion of non-cash finance leases and similar financing arrangements is the only difference between the GFS cash result and the AASB 1049 result.
New South Wales uses the new AASB 1049 cash result (excluding the impact of finance leases and similar financing arrangements) as its headline cash result.
Institutional Sectors
Appendix C lists NSW-controlled entities. The NSW-controlled entities have been classified according to their government sector. These sectors are defined in the ABS GFS manual.
9.4 EMERGING ISSUES
Market/non-market agency classification
The ABS released the revised Standard Economic Sector Classification of Australia (SESCA), Australia, 2008 (Cat.no.1218.0) in June 2009. Two areas in the 2008 SESCA are particularly relevant to GFS:
•	The ABS will implement a principles-based approach in classifying agencies as market/non-market. The principle is that market operators make decisions about what to produce and how much to produce in response to expected levels of demand and expected costs of supply. A market producer should therefore earn a significant amount from sales, but other factors may need to be taken into account.
Applying the market/non-market definition may result in some public sector agencies moving between the public corporations and general government sectors.
•	The ABS GFS Concepts, Sources and Methods currently references the 2002 SESCA. This will remain the standard in GFS until the ABS GFS Concepts, Sources and Methods is revised following the updates to the IMF GFS manual. Timing for the IMF GFS update is still to be confirmed.

9 - 8	Budget Statement 2010-11

Recognising land under roads
New South Wales has not previously recognised pre 1 July 2008 land under roads as this asset could not be reliably measured. The State is planning to adopt a methodology in 2009-10 which values the asset to reflect the existing use fair value of land under roads. The recognition of land under roads will be reported for the first time in the audited 2009-10 Total State Sector Accounts.
9.5 UNIFORM PRESENTATION TABLES
These tables are set out by institutional sectors, and then, in order of operating statement, balance sheet and cash flow statement.
In addition to the UPF minimum disclosure requirements, these tables also include a historical and forward-year time series.
The tables for general government include:
•	tax revenues by type

•	a dissection of grant revenue and expense

•	dividend and income tax equivalent income by sector

•	total expenses by function, and

•	purchases of non-financial assets by function.

Budget Statement 2009-10	9 - 9

Table 9.1: General Government Sector Operating Statement(a)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	15,300	15,902	17,697	18,554	17,855	18,754	20,194	21,450	22,409	23,668
Grant and Subsidies
- Commonwealth — general purpose	10,181	10,720	10,938	11,942	11,974	13,445	14,827	15,829	16,643	17,396
- Commonwealth — national agreements	6,010	7,320	6,813	7,586	6,573	6,562	6,817	7,239	7,610	7,984
- Commonwealth — national partnership payments	—	—	—	—	3,145	6,148	4,456	3,437	2,981	2,189
- Other grants and subsidies	510	460	453	559	617	642	641	599	474	472
Sale of goods and services	2,804	3,037	3,306	3,663	4,048	4,213	4,584	4,793	5,026	5,278
Interest	1,050	1,298	1,314	454	415	368	325	331	350	368
Dividend and income tax equivalent income from other sectors	1,444	1,796	1,922	2,028	1,828	1,855	1,705	2,222	2,704	2,665
Other dividends and distributions	64	41	29	292	196	327	347	371	409	424
Fines, regulatory fees and other	1,718	2,055	2,222	2,353	3,012	3,178	3,774	3,692	3,590	3,582
Total Revenue from transactions	39,081	42,629	44,694	47,431	49,663	55,492	57,669	59,962	62,196	64,025
Expenses from Transactions
Employee	17,112	18,066	18,884	20,517	22,080	23,304	24,693	25,772	26,905	27,979
Superannuation
- Superannuation interest cost	1,114	933	749	477	705	889	867	932	906	928
- Other superannuation	1,702	1,766	1,822	1,899	1,955	2,167	2,206	2,253	2,308	2,401
Depreciation and amortisation	1,992	2,127	2,308	2,467	2,614	2,814	3,045	3,240	3,441	3,587
Interest	1,190	1,184	1,257	1,300	1,505	1,625	1,953	2,046	2,144	2,234
Other property	—	—	2	—	1	1	1	1	2	2
Other operating	8,886	8,864	9,424	10,220	10,969	11,602	12,481	13,416	13,963	14,233
Grants and Transfers
- Current grants and transfers	5,477	6,140	6,615	7,347	7,697	8,155	8,605	8,410	8,697	9,292
- Capital grants and transfers	1,368	1,621	2,838	2,269	3,034	4,833	3,045	3,006	2,969	2,742
Total Expenses from transactions	38,841	40,701	43,899	46,496	50,560	55,391	56,896	59,077	61,334	63,397

BUDGET RESULT — SURPLUS/(DEFICIT)
[Net Operating Balance]	240	1,928	795	935	(897)	101	773	885	863	628

9 - 10	Budget Statement 2010-11

Table 9.1: General Government Sector Operating Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Other economic flows included in the operating result
Gain/(Loss) from superannuation	—	—	—	7	—	—	—	—	—	—
Gain/(Loss) from other liabilities	—	—	—	21	(437)	37	69	(52)	(18)	(4)
Other net gains/(losses)	(21)	(68)	(52)	(1,214)	(699)	1,073	493	532	594	606
Share of earnings from associates (excluding dividends)	21	178	7	76	19	36	47	49	58	55
Dividends from asset sale proceeds	—	—	—	—	11	9	188	191	3	82
Other	2,464	(429)	(180)	818	(1,157)	742	169	108	(15)	(2)
Operating result (accounting basis)	2,704	1,609	570	643	(3,160)	1,998	1,739	1,713	1,484	1,365

Other economic flows — other non-owner movements in equity
Superannuation actuarial gains/(loss)	(3,364)	4,094	3,316	(3,116)	(11,457)	2,092	1,401	(1,367)	(533)	(201)
Revaluations	4,480	4,236	1,793	9,245	5,432	2,168	2,170	2,906	2,703	2,698
Net gain/(loss) on equity investments in other sectors	(4,619)	1,180	3,459	6,421	(1,606)	3,669	1,045	1,686	2,802	2,701
Net gain/(loss) on financial instruments at fair value	—	—	—	—	—	—	—	—	—	—
Other	102	(123)	22	4	(98)	2	—	—	—	—

Comprehensive result — total change in net worth before transactions with owners (b)	(697)	10,996	9,160	13,197	(10,889)	9,928	6,354	4,937	6,457	6,564

Budget Statement 2010-11	9 - 11

Table 9.1: General Government Sector Operating Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

KEY FISCAL AGGREGATES

Comprehensive result — total change in net worth before transactions with owners (b)	(697)	10,996	9,160	13,197	(10,889)	9,928	6,354	4,937	6,457	6,564
Less: Net other economic flows	937	(9,068)	(8,365)	(12,263)	9,992	(9,827)	(5,581)	(4,052)	(5,594)	(5,936)
equals: Budget Result — net operating balance	240	1,928	795	935	(897)	101	773	885	863	628
less Net acquisition of non-financial assets
Purchases of non-financial assets	3,156	3,868	4,164	4,438	4,853	7,158	7,138	6,100	5,555	5,356
Sales of non-financial assets	(490)	(396)	(499)	(496)	(390)	(720)	(560)	(586)	(518)	(485)
less Depreciation	(1,992)	(2,127)	(2,308)	(2,467)	(2,614)	(2,814)	(3,045)	(3,240)	(3,441)	(3,587)
plus Change in inventories	(25)	6	36	(8)	31	(22)	1	(2)	(3)	(13)
plus Other movements in non-financial assets
- assets acquired using finance leases	187	81	131	251	440	322	539	210	198	775
- other	65	65	320	231	58	(44)	(33)	(74)	(42)	(36)
equals Total Net acquisition of non-financial assets	901	1,497	1,844	1,949	2,378	3,880	4,040	2,407	1,749	2,009
equals Net Lending/(Borrowing) [Fiscal Balance]	(661)	431	(1,049)	(1,014)	(3,275)	(3,779)	(3,267)	(1,522)	(887)	(1,381)

OTHER AGGREGATES
Capital expenditure(c)	3,343	3,949	4,295	4,689	5,293	7,481	7,677	6,310	5,753	6,131

(a)	The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to AASB 1049, where practicable, based on available dissections between GFS transactions and other economic flows. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	‘Total change in net worth’ is before transactions with owners as owners, and before revisions to equity from changes to accounting policies. Therefore, it may not equal the movement in balance sheet net worth.

(c)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases.

9 - 12	Budget Statement 2010-11

Table 9.2: General Government Sector Balance Sheet(a)

	June 2005	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Assets
Financial assets
Cash and cash equivalent assets	1,429	2,458	2,438	2,299	3,350	2,859	2,901	2,908	2,767	2,836
Receivables	3,986	4,236	4,984	5,222	5,556	5,562	5,385	5,319	5,681	5,703
Tax equivalents receivable	185	277	278	226	245	271	220	343	422	388
Financial assets at fair value	12,042	13,928	7,166	6,090	5,272	6,951	7,587	8,153	8,753	9,400
Advances paid	1,259	837	795	784	780	949	1,122	1,285	1,283	1,264
Deferred tax equivalents	4,735	4,641	5,925	5,520	4,576	5,430	5,655	5,781	5,799	5,836
Equity
Investments in other public sector entities	63,080	64,206	68,003	74,366	72,646	76,455	77,421	79,106	81,918	84,619
Investments in associates	1,039	1,486	1,519	1,622	1,050	1,086	1,133	1,181	1,239	1,294
Other	5	3	5	4	—	—	—	—	—	—
Total Financial Assets	87,760	92,072	91,113	96,133	93,475	99,563	101,425	104,075	107,862	111,339
Non-financial assets
- Inventories	150	157	173	165	250	228	229	227	224	211
- Forestry stock and other biological assets	—	—	6	7	7	7	7	7	7	7
- Assets classified as held for sale	449	231	208	145	115	103	68	109	60	48
- Investment properties	240	351	312	298	274	274	274	274	274	274
Property, plant and equipment
- Land and Buildings(b)	42,807	45,284	46,422	48,249	49,400	52,562	55,390	56,207	56,794	57,824
- Plant and Equipment	6,117	6,357	6,701	6,910	7,447	7,788	7,973	8,314	8,762	9,183
- Infrastructure Systems	34,198	36,617	38,476	45,497	52,086	54,774	58,028	62,188	65,795	69,224
Intangibles	445	533	545	696	977	1,058	1,126	1,080	967	840
Other	1,214	1,299	1,466	931	1,023	908	1,003	1,111	1,228	1,353
Total Non-financial Assets	85,620	90,829	94,309	102,898	111,579	117,701	124,098	129,517	134,110	138,964

Total Assets	173,381	182,901	185,422	199,031	205,054	217,264	225,523	233,592	241,973	250,303

Budget Statement 2010-11	9 - 13

Table 9.2: General Government Sector Balance Sheet(a) (cont)

	June 2005	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Liabilities
Deposits held	42	75	92	98	72	65	57	60	62	65
Payables	2,327	2,570	3,035	3,093	3,345	3,165	3,207	3,333	3,268	3,347
Tax equivalents payable	—	3	3	36	7	7	35	31	22	2
Borrowings	11,872	12,404	13,060	13,874	16,603	20,259	22,921	23,950	24,977	26,075
Advances received	1,641	920	892	864	835	811	861	909	877	844
Employee provisions	7,518	8,116	8,402	8,745	9,888	10,495	10,839	11,309	11,731	12,131
Superannuation provisions(c)	25,654	23,129	14,363	17,624	29,423	27,466	26,157	27,575	28,014	28,064
Deferred tax equivalent provisions	660	614	1,755	638	746	756	748	754	760	766
Other provisions	5,251	5,144	5,060	4,946	5,501	5,560	5,712	5,810	5,983	6,183
Other	1,078	2,417	2,133	2,210	2,620	2,735	2,688	2,625	2,587	2,568

Total Liabilities	56,043	55,392	48,795	52,128	69,040	71,318	73,224	76,356	78,280	80,045

NET ASSETS	117,337	127,509	136,627	146,903	136,014	145,946	152,299	157,236	163,693	170,258

9 - 14	Budget Statement 2010-11

Table 9.2: General Government Sector Balance Sheet(a) (cont)

	June 2005	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Net Worth
Accumulated Funds	26,809	31,903	35,268	33,657	19,484	23,638	26,918	27,327	28,333	29,563
Reserves	90,528	95,606	100,999	113,246	116,530	122,308	125,381	129,910	135,360	140,695

NET WORTH	117,337	127,509	136,267	146,903	136,014	145,946	152,299	157,236	163,693	170,258

Net Financial Worth	31,717	36,680	42,318	44,005	24,435	28,245	28,201	27,719	29,582	31,294
Net Financial Liabilities	31,363	27,526	25,685	30,361	48,211	48,210	49,219	51,387	52,335	53,325
Net Debt (d)(e)	(1,175)	(3,824)	3,645	5,663	8,108	10,375	12,228	12,574	13,113	13,485

(a)	This table has been presented on a liquidity basis under AASB 1049. The vertical dotted line between June 2008 and June 2009 indicates the time series break related to the adoption of AASB 1049. Amounts before June 2009 have been classified and measured according to AASB 1049, where practicable, based on available dissections. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	Pre 1 July 2008 land under roads, and within road reserves, are not currently recognised due to uncertainties about the reliable measurement of these assets. A valuation project is currently underway and the asset will be recognised when reliable information becomes available.

(c)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.

(d)	Net debt comprises the sum of deposits held, borrowings and advances received, minus the sum of cash and cash equivalents, financial assets at fair value and advances paid.

(e)	Derivation of Underlying Net Debt is as follows:

Net Debt (e)	(1,175)	(3,824)	3,645	5,663	8,108	10,375	12,228	12,574	13,113	13,485
Impact of deposits to the Liability Management Fund	4,001	5,307
Underlying Net Debt	2,826	1,483	3,645	5,663	8,108	10,375	12,228	12,574	13,113	13,485

Budget Statement 2010-11	9 - 15

Table 9.3: General Government Sector Cash Flow Statement(a)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Taxes received	15,018	15,972	17,466	18,148	17,590	18,657	20,078	21,802	22,330	23,622
Receipts from sales of goods & services	3,184	3,395	3,439	3,831	4,673	4,708	5,054	5,128	5,367	5,697
Grants and subsidies received	16,376	18,588	18,157	20,009	22,272	26,843	26,769	27,080	27,726	28,044
Interest receipts	1,008	1,358	1,332	455	412	352	355	328	350	368
Dividends and income tax equivalents	1,367	1,412	1,709	1,891	2,055	1,957	1,873	1,866	2,378	2,771
Other receipts	3,252	3,758	3,789	4,375	4,875	4,660	5,760	5,881	5,795	5,791
Total Operating Receipts	40,205	44,483	45,892	48,709	51,877	57,177	59,889	62,084	63,945	66,292

Cash Payments for Operating Activities
Payments for employees	(16,707)	(17,631)	(19,093)	(20,047)	(20,994)	(22,674)	(24,150)	(25,257)	(26,603)	(27,575)
Payments for superannuation	(1,024)	(1,171)	(2,738)	(2,263)	(2,406)	(2,932)	(3,007)	(3,160)	(3,335)	(3,506)
Special contribution to superannuation	—	—	(5,308)	—	—	—	—	—	—	—
Payments for goods & services	(9,229)	(9,674)	(10,370)	(10,906)	(12,190)	(13,031)	(13,684)	(14,548)	(15,053)	(15,406)
Grants & subsidies paid	(5,821)	(6,770)	(8,494)	(8,454)	(9,321)	(10,748)	(10,096)	(9,827)	(10,052)	(10,265)
Interest paid	(777)	(1,007)	(864)	(937)	(1,029)	(1,094)	(1,385)	(1,454)	(1,529)	(1,580)
Other payments	(3,008)	(2,566)	(2,730)	(2,875)	(2,760)	(3,133)	(2,804)	(2,870)	(2,916)	(3,001)
Total Cash Operating Payments	(36,566)	(38,819)	(49,597)	(45,482)	(48,700)	(53,611)	(55,125)	(57,116)	(59,487)	(61,333)

Net Cash Flows from Operating Activities	3,639	5,664	(3,705)	3,227	3,177	3,566	4,764	4,968	4,458	4,959

Cash Flows from Investments in Non-Financial Assets
Sales of non-financial assets	485	430	524	511	374	733	567	591	519	484
Purchases of non-financial assets	(3,164)	(3,859)	(4,140)	(4,310)	(4,875)	(7,307)	(7,116)	(6,101)	(5,556)	(5,357)

Net Cash Flows from Investments in Non-Financial Assets	(2,679)	(3,429)	(3,616)	(3,800)	(4,501)	(6,573)	(6,549)	(5,510)	(5,037)	(4,873)

9 - 16	Budget Statement 2010-11

Table 9.3: General Government Sector Cash Flow Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Cash Flows from Investments in Financial Assets for Policy Purposes
Receipts	205	107	291	110	80	638	346	275	85	192
Payments	(75)	(51)	(51)	(58)	(84)	(254)	(227)	(221)	(64)	(64)

Total Cash Flows from Investments in Financial Assets for Policy Purposes	130	56	239	51	(4)	383	119	54	21	128

Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts	289	2,102	8,431	894	672	275	24	87	93	103
Payments	(2,786)	(3,994)	(1,736)	(746)	(496)	(1,115)	(347)	(294)	(308)	(336)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(2,497)	(1,892)	6,696	148	176	(840)	(323)	(206)	(215)	(233)

Cash Flows from Financing Activities
Advances received	19	5	—	1	—	—	80	80	—	—
Advances repaid	(44)	(140)	(46)	(49)	(49)	(51)	(52)	(54)	(52)	(53)
Proceeds from borrowings	1,148	1,516	537	376	3,163	4,123	3,697	1,191	1,207	731
Repayments of borrowings	(646)	(869)	(153)	(167)	(949)	(1,019)	(1,685)	(519)	(524)	(591)
Deposits received (net)	50	70	61	21	58	(9)	(9)	1	1	1
Other financing (net)	470	(6)	(1)	—	—	—	—	—	—	—

Net Cash Flows from Financing Activities	997	576	399	181	2,223	3,043	2,031	700	632	88

Net Increase/(Decrease) in Cash Held	(410)	975	12	(192)	1,071	(421)	42	6	(141)	69

Budget Statement 2010-11	9 - 17

Table 9.3: General Government Sector Cash Flow Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Derivation of the Cash Result
Net cash flows from operating activities	3,639	5,664	(3,705)	3,227	3,177	3,566	4,764	4,968	4,458	4,959
Net Cash Flows from investments in non-financial assets	(2,679)	(3,429)	(3,616)	(3,800)	(4,501)	(6,573)	(6,549)	(5,510)	(5,037)	(4,873)

Cash Surplus/(Deficit)(b)	960	2,235	(7,321)	(572)	(1,324)	(3,007)	(1,785)	(541)	(579)	86

(a)  The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to the AASB 1049, where practicable, based on available dissections. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b) Derivation of underlying Cash Surplus/(Deficit) is as follows:

Derivation of Underlying Cash Surplus/(Deficit)
Cash Surplus/(Deficit)	960	2,235	(7,321)	(572)	(1,324)	(3,007)	(1,785)	(541)	(579)	86
Impact of deposits to the Liability Management Fund	(1,150)	(1,307)	5,308	—	—	—	—	—	—	—

Underlying Cash Surplus/(Deficit)	(190)	928	(2,013)	(572)	(1,324)	(3,007)	(1,785)	(541)	(579)	86

Table 9.4: Derivation of ABS GFS General Government Sector Cash Surplus/(Deficit)(a)

Cash Surplus/(Deficit)	960	2,235	(7,321)	(572)	(1,324)	(3,007)	(1,785)	(541)	(579)	86
Assets acquired under finance leases	(187)	(81)	(132)	(251)	(440)	(322)	(539)	(210)	(198)	(775)
Other financing arrangements(b)	14	(43)	(48)	(142)	39	135	(29)	(4)	1	2

ABS GFS Surplus/(Deficit)	787	2,111	(7,501)	(965)	(1,725)	(3,194)	(2,353)	(756)	(777)	(687)

(a)  The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to the AASB 1049, where practicable, based on available dissections. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b) Comprises movements in payables and receivables of a capital nature.

9 - 18	Budget Statement 2010-11

Table 9.5: General Government Sector Taxes

	2008-09	2009-10	2010-11
	Actual	Revised	Budget
	$m	$m	$m

Taxes on employers’ payroll and labour force	6,354	6,065	6,324
Taxes on property
Land taxes	2,252	2,269	2,328
Stamp duties on financial and capital transactions	3,101	4,189	4,772
Financial institutions’ transaction taxes	—	—	—
Other	77	114	118

Total taxes on property	5,430	6,572	7,218
Taxes on the provision of goods and services
Excises and levies	—	—	—
Taxes on gambling	1,626	1,725	1,804
Taxes on insurance	1,919	1,740	1,912

Total taxes on the provision of goods and services	3,545	3,465	3,717
Taxes on use of goods and performance of activities
Motor vehicle taxes	2,102	2,243	2,393
Franchise taxes	4	3	3
Other	420	406	539

Total taxes on use of goods and performance of activities	2,526	2,652	2,935

Total Taxation Revenue	17,855	18,754	20,194

Table 9.6: General Government Sector Grant Revenue and Expense

	2008-09	2009-10	2010-11
	Actual	Revised	Budget
	$m	$m	$m

Current grants and subsidies revenue
Current grants from the Common wealth (a)
General purpose grants	11,974	13,445	14,827
National agreements	6,116	6,237	6,578
National partnership payments	1,499	1,746	1,417
Total	19,589	21,429	22,822
Other grants and subsidies	598	642	617

Total current grants and subsidies revenue	20,187	22,071	23,439
Capital grants and subsidies revenue
Capital grants from the Commonwealth (a)
General purpose grants	—	—	—
National agreements	457	325	239
National partnership payments	1,646	4,402	3,039
Total	2,103	4,726	3,278
Other grants and subsidies	19	—	24

Total capital grants and subsidies revenue	2,122	4,726	3,302

Total grant revenue	22,309	26,797	26,741

Budget Statement 2010-11	9 - 19

Table 9.6: General Government Sector Grant Revenue and Expense (cont)

	2008-09	2009-10	2010-11
	Actual	Revised	Budget
	$m	$m	$m

Current grant, subsidies, and transfer payments expense to:
State/Territory Government	—	—	—
Local Government (a)	345	341	339
Private and not-for-profit sector (a)	4,992	5,465	5,827
Other sectors of government	2,360	2,348	2,439

Total current grants, subsidies, and transfer payments expense	7,697	8,155	8,605

Capital grant, subsidies, and transfer payments expense to:
State/Territory Government	—	—	—
Local Government (a)	252	646	241
Private and not-for-profit sector (a)	893	1,007	586
Other sectors of government	1,889	3,181	2,218

Total capital grants, subsidies, and transfer payments expense	3,034	4,833	3,045

Total grant expense	10,731	12,988	11,650

Note:

(a)  Grant revenue and expenses above exclude the following transfer payments from the Australian Government that New South Wales passes on to third parties. They are not recorded as NSW revenue and expense elsewhere in Budget Papers as the State has not control over the amounts that it passes on. Details are as follows:

Transfer Receipts
Current transfer receipts for specific purposes	3,019	3,842	3,194
Capital transfer receipts for specific purposes	45	1	1
Total Receipts	3,064	3,843	3,195

Current transfer payments to
Local government	748	614	487
Private and not-for profit sector	2,271	3,227	2,706
Capital transfer payments to
Local government	—	—	—
Private and not-for profit sector	45	1	1
Total Payments	3,064	3,843	3,195

9 - 20	Budget Statement 2010-11

Table 9.7: General Government Sector Dividend and Income Tax Equivalent Income

	Actual	Revised	Budget
	2008-09	2009-10	2010-11
	$m	$m	$m

Dividend and income tax revenue from the PNFC sector	1,692	1,803	1,636
Dividend and income tax revenue from the PFC sector	136	52	69
Other dividend income	196	327	347

Total dividend and income tax equivalent income	2,024	2,182	2,052

Table 9.8: General Government Sector Expenses by Function

	2008-09	2009-10	2010-11
	Actual	Revised	Budget
	$m	$m	$m

General public services	2,056	1,958	2,441
Defence	—	—	—
Public order and safety	5,246	5,619	5,563
Education	10,998	12,067	12,187
Health	13,619	14,252	15,233
Social security and welfare	4,036	4,497	4,878
Housing and community amenities	2,706	4,030	2,832
Recreation and culture	1,229	1,260	1,349
Fuel and energy	25	43	32
Agriculture, forestry, fishing and hunting	829	1,018	921
Mining, manufacturing and construction	119	185	176
Transport and communications	6,205	6,626	6,447
Other economic affairs	1,001	1,026	1,201
Other purposes (a)	2,491	2,811	3,637

Total Expenses	50,560	55,391	56,896

(a)	2010-11 includes $300 million Advance to the Treasurer, which will be allocated across functions as the funds are spent in the Budget Year.

Budget Statement 2010-11	9 - 21

Table 9.9: General Government Sector Purchases of Non-financial Assets by Function

	2008-09	2009-10	2010-11
	Actual	Revised	Budget
	$m	$m	$m

General public services	396	354	337
Defence	—	—	—
Public order and safety	390	448	486
Education (a)	659	2,768	2,029
Health	535	656	713
Social security and welfare	163	177	123
Housing and community amenities	74	92	160
Recreation and culture	194	181	144
Fuel and energy	1	—	—
Agriculture, forestry, fishing and hunting	27	48	54
Mining, manufacturing and construction	9	11	15
Transport and communications	2,352	2,368	2,872
Other economic affairs	31	25	35
Other purposes (b)	22	30	172

Total Purchases of Non-Financial Assets	4,853	7,158	7,138

Assets Acquired under finance leases
Public order and safety	62	—	—
Education	42	22	—
Health	164	4	208
Transport	172	297	331

Total Assets Acquired under finance leases	440	323	539

Total Capital Expenditure	5,293	7,481	7,677

(a)	The growth in 2009-10 and 2010-11 Education purchases reflects the Australian Government’s Nation Building — Economic Stimulus Plan.

(b)	2010-11 includes $140 million Advance to the Treasurer, which will be allocated across functions as the funds are spent in the Budget Year.

9 - 22	Budget Statement 2010-11

Table 9.10: Public Non-financial Corporation Sector Operating Statement(a)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$ m	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Grants and subsidies	2,501	3,115	4,258	3,583	4,267	5,398	4,454	4,535	4,580	4,643
Sale of goods and services	11,067	11,247	11,753	12,935	14,035	14,919	14,880	15,850	17,532	18,773
Interest	74	112	125	136	162	112	112	121	154	155
Other dividends and distributions	—	—	—	—	—	3	4	2	—	7
Other	650	742	768	856	752	596	632	579	625	640
Total Revenue from transactions	14,291	15,216	16,905	17,510	19,216	21,028	20,082	21,087	22,892	24,219

Expenses from Transactions
Employee	3,272	3,403	3,275	3,523	3,751	3,861	4,080	4,175	4,297	4,417
Superannuation
- Superannuation interest cost	(3)	(42)	(108)	(129)	(89)	(31)	(32)	(32)	(33)	(33)
- Other superannuation expenses	496	263	262	341	358	348	366	377	387	406
Depreciation and amortisation	2,050	2,076	2,154	2,250	2,653	2,887	3,146	3,356	3,549	3,683
Interest	856	879	951	1,079	1,317	1,708	2,005	2,262	2,524	2,748
Income tax expense	475	598	714	685	640	641	617	846	1,044	1,052
Other operating	6,038	6,152	6,212	7,060	7,823	8,061	7,631	7,453	7,917	9,123
Grants and transfers
- Current grants and transfers	112	187	217	198	254	430	371	296	207	206
- Capital grants and transfers	16	2	2	3	2	29	1,408	481	—	—
Total Expenses from transactions	13,312	13,518	13,679	15,010	16,709	17,933	19,593	19,213	19,893	21,601

NET OPERATING BALANCE — SURPLUS AFTER TAX	979	1,698	3,226	2,500	2,507	3,095	489	1,874	3,000	2,617

Budget Statement 2010-11	9 - 23

Table 9.10: Public Non-financial Corporation Sector Operating Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Other economic flows included in the operating result
Gain/(Loss) from superannuation	—	—	(26)	1	—	—	—	—	—	—
Gain/(Loss) from other liabilities	—	—	—	—	(34)	—	—	—	—	—
Other net gains/(losses)	129	78	(83)	185	(350)	86	(56)	(39)	121	171
Share of earnings from associates (excluding dividends)	—	6	33	1	—	—	—	—	—	—
Other	(14)	(261)	(78)	(23)	257	(593)	(49)	4	14	59

Operating result (accounting basis)	1,094	1,521	3,072	2,664	2,380	2,588	384	1,839	3,134	2,848

Other economic flows — other non owner movements in equity
Superannuation actuarial gain/(loss)	(19)	649	210	(544)	(1,541)	345	284	(58)	70	124
Deferred tax direct to equity	—	—	—	33	346	(6)	—	—	—	—
Revaluations	(3,196)	(415)	2,008	4,668	(844)	1,915	1,604	1,422	1,213	1,367
Net gain/(loss) on financial instruments at fair value	—	(55)	(1,335)	1,303	68	(37)	(27)	(5)	(3)	—
Other	(3)	(9)	(9)	(7)	4	—	—	—	—	—

Comprehensive result — total change in net worth before transactions with owners(b)	(2,124)	1,691	3,946	8,117	413	4,805	2,244	3,198	4,414	4,339

9 - 24	Budget Statement 2010-11

Table 9.10: Public Non-financial Corporation Sector Operating Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

KEY FISCAL AGGREGATES
Comprehensive result — total change in net worth before transactions with owners(b)	(2,124)	1,691	3,946	8,117	413	4,805	2,244	3,198	4,414	4,339
Less: Net other economic flow s	3,103	7	(720)	(5,617)	2,094	(1,710)	(1,755)	(1,324)	(1,414)	(1,721)
equals: Net operating balance	979	1,698	3,226	2,500	2,507	3,095	489	1,874	3,000	2,617
less Net acquisition of non-financial assets
Purchase of non-financial assets	3,596	4,374	5,417	6,455	7,929	8,967	8,710	8,867	8,517	8,411
Sales of non-financial assets	(201)	(264)	(426)	(572)	(340)	(340)	(467)	(428)	(285)	(324)
less Depreciation	(2,050)	(2,076)	(2,154)	(2,250)	(2,653)	(2,887)	(3,146)	(3,356)	(3,549)	(3,683)
plus Change in inventories	97	(3)	63	63	88	103	109	(35)	(21)	(23)
plus Other movements in non-financial assets
- assets acquired using finance leases	3	—	—	—	104	219	191	573	549	549
- other	126	148	241	235	226	94	(1,179)	(315)	191	197
equals Total Net acquisition of non-financial assets	1,571	2,179	3,141	3,931	5,354	6,156	4,218	5,306	5,402	5,127
equals Net Lending/(Borrowing) [Fiscal Balance]	(592)	(481)	85	(1,431)	(2,847)	(3,061)	(3,729)	(3,432)	(2,402)	(2,509)

OTHER AGGREGATES
Capital expenditure(c)	3,599	4,374	5,417	6,455	8,033	9,186	8,901	9,440	9,066	8,960
Dividends accrued(d)	930	1,173	1,162	1,318	1,053	1,163	1,019	1,302	1,578	1,531

(a)	The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to the AASB 1049, where practicable, based on available dissections between GFS transactions and other economic flows. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	‘Total change in net worth’ is before transactions with owners as owners, and before revisions to accounting policies. The actual movement in balance sheet net worth may therefore differ.

(c)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases.

(d)	Net borrowing for the PNFC sector excludes the impact of dividends accrued, and so may not fully reflect the sector’s call on the financial markets.

Budget Statement 2010-11	9 - 25

Table 9.11: Public Non-financial Corporation Sector Balance Sheet(a)

	June 2005	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Assets
Financial assets
Cash and cash equivalent assets	1,476	1,806	1,675	2,063	2,146	1,882	1,288	1,764	2,123	1,673
Receivables	2,015	2,049	2,757	1,976	2,259	2,332	2,447	2,654	2,953	3,168
Tax equivalents receivable	—	4	3	36	7	7	35	32	22	2
Financial assets at fair value	358	535	1,333	925	983	896	990	903	953	984
Advances paid	—	—	—	18	51	75	80	70	64	51
Deferred tax equivalents	660	612	1,755	638	746	756	748	754	760	766
Equity
Investments in associates	5	16	—	—	—	—	—	—	—	—
Total Financial Assets	4,514	5,022	7,523	5,656	6,192	5,949	5,587	6,176	6,874	6,644

Non-financial assets
- Inventories	971	919	937	964	1,048	1,136	1,239	1,199	1,173	1,141
- Forestry stock and other biological assets	1,595	1,559	1,404	527	553	670	670	670	670	670
- Assets classified as held for sale	82	95	186	52	58	54	43	40	33	40
- Investment properties	1,053	1,162	1,088	1,241	1,354	1,512	1,416	1,804	1,843	1,855
Property, plant and equipment
- Land and Buildings	38,603	39,204	40,468	42,606	42,656	44,695	45,245	44,981	45,540	45,941
- Plant and Equipment	3,996	3,838	3,827	4,013	4,116	4,094	4,498	5,331	6,081	6,801
- Infrastructure Systems	38,746	39,435	43,813	50,332	53,353	59,184	63,911	69,691	74,992	80,427
Intangibles	888	886	1,024	1,072	1,258	1,400	1,564	1,647	1,696	1,788
Other	287	258	490	341	414	360	399	407	426	454
Total Non-financial Assets	86,221	87,356	93,237	101,148	104,810	113,105	118,985	125,770	132,454	139,117

Total Assets	90,735	92,378	100,760	106,804	111,002	119,054	124,572	131,946	139,328	145,760

9 - 26	Budget Statement 2010-11

Table 9.11: Public Non-financial Corporation Sector Balance Sheet (a)(cont)

	June 2005	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Liabilities
Deposits held	120	98	131	114	99	104	103	102	104	105
Payables	2,327	2,471	3,416	2,908	3,489	3,202	3,383	3,595	3,702	3,808
Tax equivalents payable	151	236	262	233	239	231	181	299	355	314
Borrowings and derivatives at fair value	—	151	2,983	442	240	231	248	262	266	267
Borrowings at amortised cost	13,860	15,118	16,158	18,830	23,075	27,300	31,842	36,601	40,761	44,536
Advances received	1,041	599	573	562	512	496	482	469	455	440
Employee provisions	1,857	2,078	1,917	1,995	2,076	2,032	2,034	2,065	2,094	2,120
Superannuation provisions(b)	1,084	427	(294)	135	1,579	1,126	817	863	780	648
Deferred tax equivalent provisions	4,735	4,641	5,925	5,520	4,576	5,430	5,655	5,781	5,799	5,836
Other provisions	1,290	1,517	1,573	1,860	1,642	1,753	1,572	1,815	2,095	2,063
Other	822	898	828	892	929	800	949	1,085	1,072	1,056

Total Liabilities	27,287	28,234	33,472	33,491	38,456	42,706	47,267	52,936	57,485	61,191

NET ASSETS	63,448	64,144	67,288	73,313	72,546	76,348	77,305	79,010	81,843	84,569

Net Worth
Accumulated Funds	35,039	36,398	39,246	39,576	40,058	42,039	41,420	41,726	43,350	44,708
Reserves	28,409	27,746	28,042	33,737	32,488	34,309	35,885	37,284	38,494	39,861

NET WORTH	63,448	64,144	67,288	73,313	72,546	76,348	77,305	79,010	81,843	84,569

Net Financial Worth	(22,773)	(23,212)	(25,949)	(27,835)	(32,264)	(36,757)	(41,680)	(46,760)	(50,610)	(54,548)
Net Financial Liabilities	22,773	23,212	25,949	27,835	32,264	36,757	41,680	46,760	50,610	54,548
Net Debt(c)	13,187	13,625	16,837	16,942	20,746	25,278	30,316	34,697	38,446	42,639

(a)	These tables have been presented on a liquidity basis as per AASB 1049. The vertical dotted line between June 2008 and June 2009 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to the AASB 1049, where practicable, based on available dissections. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.

(c)	Net debt comprises the sum of deposits held, borrowings and advances received, minus the sum of cash and cash equivalents, financial assets at fair value and advances paid.

Budget Statement 2010-11	9 - 27

Table 9.12: Public Non-financial Corporation Sector Cash Flow Statement(a)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Receipts from sales of goods & services	11,360	11,425	11,105	14,084	14,178	14,924	15,041	15,982	17,645	18,860
Grants and subsidies received	2,512	3,108	4,402	3,583	4,268	5,399	4,454	4,534	4,581	4,643
Interest receipts	75	113	125	136	160	114	111	121	154	156
Other receipts	2,146	2,171	2,156	2,464	2,406	2,610	2,769	2,857	2,854	3,060
Total Operating Receipts	16,093	16,817	17,788	20,267	21,012	23,047	22,375	23,495	25,234	26,719

Cash Payments for Operating Activities
Payments for employees	(3,070)	(3,328)	(3,093)	(3,643)	(3,924)	(4,015)	(4,293)	(4,369)	(4,498)	(4,625)
Payments for superannuation	(444)	(230)	(691)	(326)	(313)	(423)	(359)	(358)	(366)	(382)
Payments for goods & services	(6,033)	(6,187)	(5,525)	(7,635)	(7,632)	(7,775)	(7,554)	(7,259)	(7,867)	(8,919)
Grants & subsidies paid	(109)	(185)	(193)	(193)	(254)	(446)	(371)	(296)	(207)	(206)
Interest paid	(880)	(940)	(1,064)	(1,138)	(1,182)	(1,619)	(1,919)	(2,144)	(2,400)	(2,661)
Income tax equivalents paid	(872)	(457)	(657)	(771)	(709)	(700)	(753)	(839)	(1,077)	(1,170)
Other payments	(1,354)	(1,542)	(1,769)	(1,892)	(1,935)	(2,293)	(2,271)	(2,372)	(2,495)	(2,672)
Total Operating Payments	(12,762)	(12,869)	(12,992)	(15,598)	(15,949)	(17,271)	(17,519)	(17,635)	(18,911)	(20,634)

Net Cash Flows from Operating Activities	3,331	3,948	4,796	4,669	5,063	5,776	4,856	5,859	6,323	6,085

Cash Flows from Investments in Non-Financial Assets
Sales of non-financial assets	157	308	449	573	245	440	467	428	285	324
Purchases of non-financial assets	(3,497)	(4,252)	(5,303)	(6,365)	(7,661)	(9,302)	(8,770)	(8,910)	(8,575)	(8,475)

Net Cash Flows from Investments in Non-Financial Assets	(3,340)	(3,944)	(4,854)	(5,792)	(7,416)	(8,863)	(8,303)	(8,482)	(8,290)	(8,151)

9 - 28	Budget Statement 2010-11

Table 9.12: Public Non-financial Corporation Sector Cash Flow Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Cash Flows from Investments in Financial Assets for Policy Purposes
Receipts	(2)	1	—	—	—	6	4	13	12	12
Payments	—	—	—	(18)	(33)	(32)	(20)	(42)	(6)	(78)

Total Cash Flows from Investments in Financial Assets for Policy Purposes	(2)	1	—	(18)	(33)	(26)	(16)	(29)	6	(66)

Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts	402	258	277	328	79	263	31	190	59	59
Payments	(233)	(198)	(179)	(202)	(424)	(366)	(150)	(115)	(113)	(90)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	169	60	98	126	(345)	(103)	(119)	75	(55)	(32)

Cash Flows from Financing Activities
Advances received	2	—	—	8	—	—	—	—	—	—
Advances repaid	(118)	(81)	(242)	(129)	(101)	(155)	(284)	(180)	(32)	(33)
Proceeds from borrowings	2,189	2,736	3,341	4,910	7,271	4,983	5,095	5,330	4,761	4,628
Repayments of borrowings	(1,082)	(1,455)	(2,125)	(2,206)	(3,110)	(813)	(653)	(1,066)	(1,061)	(1,309)
Dividends paid	(925)	(918)	(1,157)	(1,163)	(1,323)	(1,046)	(1,169)	(1,032)	(1,295)	(1,580)
Deposits received (net)	38	(17)	33	(17)	(14)	5	(1)	—	1	1
Other financing (net)	(14)	—	—	—	—	—	—	—	—	—

Net Cash Flows from Financing Activities	90	265	(150)	1,403	2,723	2,974	2,987	3,052	2,374	1,708

Net Increase/(Decrease) in Cash Held	248	330	(110)	388	(8)	(242)	(595)	475	358	(457)

Budget Statement 2010-11	9 - 29

Table 9.12: Public Non-financial Corporation Sector Cash Flow Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Derivation of the Cash Result
Net cash flow s from operating activities	3,331	3,948	4,796	4,669	5,063	5,776	4,856	5,859	6,323	6,085
Net Cash Flow s from investments in non-financial assets	(3,340)	(3,944)	(4,854)	(5,792)	(7,416)	(8,863)	(8,303)	(8,482)	(8,290)	(8,151)
Dividends paid	(925)	(918)	(1,157)	(1,163)	(1,323)	(1,046)	(1,169)	(1,032)	(1,295)	(1,580)

Cash Surplus/(Deficit)	(934)	(914)	(1,215)	(2,286)	(3,676)	(4,133)	(4,616)	(3,654)	(3,262)	(3,646)

(a)    The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to the AASB 1049, where practicable, based on available dissections. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

Table 9.13: Derivation of ABS GFS Public Non-financial Corporation Sector Cash Surplus/(Deficit)(a)

Cash Surplus/(Deficit)	(934)	(914)	(1,215)	(2,286)	(3,676)	(4,133)	(4,616)	(3,654)	(3,262)	(3,646)
Assets acquired under finance leases	(3)	—	—	—	(104)	(219)	(191)	(573)	(549)	(549)
Other financing arrangements(b)	(54)	(166)	(137)	(92)	(172)	236	60	43	58	64

ABS GFS Surplus/(Deficit)	(991)	(1,080)	(1,352)	(2,378)	(3,952)	(4,117)	(4,747)	(4,184)	(3,753)	(4,132)

(a)	The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to the AASB 1049, where practicable, based on available dissections between GFS transactions and other economic flows. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	Comprises movements in payables and receivables of a capital nature.

9 - 30	Budget Statement 2010-11

Table 9.14: Non-financial Public Sector Operating Statement(a)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	14,724	15,218	17,269	17,799	16,941	17,770	19,258	20,379	21,244	22,436
Grants and Subsidies
- Commonwealth — general purpose	10,181	10,720	10,938	11,942	11,974	13,445	14,827	15,829	16,643	17,396
- Commonwealth — national agreements	6,010	7,320	6,813	7,595	6,609	6,562	6,818	7,239	7,611	7,984
- Commonwealth — national partnership payments	—	—	—	—	3,145	6,125	4,456	3,437	2,981	2,189
- Other grants and subsidies	520	414	357	485	517	457	474	428	372	374
Sale of goods and services	13,172	13,667	14,517	15,850	17,272	18,080	18,309	19,456	21,334	22,800
Interest	1,073	1,361	1,410	538	518	417	374	384	431	448
Dividend and income tax equivalent income from other sectors	39	26	46	32	136	52	69	73	82	82
Other dividends and distributions	64	41	29	292	196	330	352	372	409	431
Fines, regulatory fees and other	2,347	2,757	2,969	3,176	3,713	3,725	4,226	4,261	4,179	4,184
Total Revenue from transactions	48,130	51,524	54,348	57,709	61,021	66,963	69,162	71,858	75,286	78,323

Expenses from Transactions
Employee	20,388	21,463	22,152	24,029	25,817	27,180	28,777	29,952	31,205	32,398
Superannuation
- Superannuation interest cost	1,110	891	641	347	615	858	835	900	873	894
- Other superannuation	2,198	2,029	2,084	2,241	2,313	2,516	2,572	2,630	2,695	2,807
Depreciation and amortisation	4,041	4,203	4,461	4,717	5,268	5,702	6,191	6,596	6,990	7,270
Interest	1,995	2,014	2,179	2,326	2,763	3,269	3,895	4,239	4,594	4,905
Other property	—	—	2	—	1	1	1	1	2	2
Other operating	13,658	13,733	14,689	15,782	16,986	17,615	18,014	18,600	19,483	20,865
Grants and transfers expenses
- Current grants and transfers	3,830	4,082	4,545	5,317	5,493	6,056	6,467	6,227	6,429	6,714
- Capital grants and transfers	621	656	736	833	1,144	1,733	2,166	1,255	730	753
Total Expenses from transactions	47,841	49,071	51,489	55,592	60,400	64,930	68,919	70,401	73,001	76,609

NET OPERATING BALANCE — SURPLUS	289	2,453	2,859	2,117	621	2,033	243	1,457	2,285	1,715

Budget Statement 2010-11	9 - 31

Table 9.14: Non-financial Public Sector Operating Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Other economic flows included in the operating result
Gain/(Loss) from superannuation	—	—	(26)	8	—	—	—	—	—	—
Gain/(Loss) from other liabilities	—	—	—	21	(471)	37	69	(52)	(18)	(4)
Other net gains/(losses)	112	18	(135)	(1,029)	(1,050)	1,159	437	493	715	777
Share of earnings from associates (excluding dividends)	21	184	41	77	19	36	47	49	58	55
Other	2,450	(689)	(217)	(44)	(150)	(142)	(69)	(72)	(74)	(76)
Operating result (accounting basis)	2,872	1,966	2,522	1,149	(1,031)	3,123	726	1,875	2,965	2,468

Other economic flows — other non owner movements in equity
Superannuation actuarial gains/(loss)	(3,383)	4,743	3,526	(3,660)	(13,060)	2,436	1,685	(1,425)	(463)	(77)
Revaluations	1,284	3,821	4,350	14,212	4,145	4,357	3,975	4,514	3,989	4,198
Net gain/(loss) on equity investments in other sectors	(6)	430	653	337	(971)	7	9	(19)	(22)	(25)
Net gain/(loss) on financial instruments at fair value	—	(55)	(1,924)	1,877	108	(25)	(40)	(7)	(4)	1
Other	100	(132)	11	(4)	(80)	2	—	—	—	—

Comprehensive result — total change in net worth before transactions with owner(b)	867	10,773	9,138	13,912	(10,889)	9,900	6,354	4,937	6,466	6,564

9 - 32	Budget Statement 2010-11

Table 9.14: Non-financial Public Sector Operating Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

KEY FISCAL AGGREGATES
Comprehensive result — total change in net worth before transactions with owner(b)	867	10,773	9,138	13,912	(10,889)	9,900	6,354	4,937	6,466	6,564
Less: Net other economic flows	(578)	(8,320)	(6,279)	(11,795)	11,510	(7,867)	(6,112)	(3,480)	(4,181)	(4,849)
equals: Net operating balance	289	2,453	2,859	2,117	621	2,033	243	1,457	2,285	1,715
less Net acquisition of non-financial assets
Purchase of non-financial assets	6,747	8,237	9,575	10,887	12,774	16,022	15,839	14,956	14,062	13,756
Sales of non-financial assets	(693)	(661)	(925)	(1,067)	(730)	(965)	(1,027)	(1,013)	(803)	(808)
less Depreciation	(4,041)	(4,203)	(4,461)	(4,717)	(5,268)	(5,702)	(6,191)	(6,596)	(6,990)	(7,270)
plus Change in inventories	72	3	98	55	118	81	111	(38)	(24)	(37)
plus Other movements in non-financial assets
- assets acquired using finance leases	190	81	131	251	544	542	729	783	747	1,324
- other	192	213	562	465	287	50	(1,212)	(389)	149	160
equals Total Net acquisition of non-financial assets	2,467	3,670	4,980	5,874	7,725	10,027	8,249	7,704	7,141	7,126
equals Net Lending/(Borrowing) [Fiscal Balance]	(2,178)	(1,217)	(2,121)	(3,757)	(7,104)	(7,994)	(8,006)	(6,247)	(4,857)	(5,411)

OTHER AGGREGATES
Capital expenditure(c)	6,937	8,318	9,706	11,138	13,318	16,564	16,568	15,740	14,809	15,080

(a)	The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to the AASB 1049, where practicable, based on available dissections between GFS transactions and other economic flows. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	‘Total change in net worth’ is before transactions with owners as owners, and before revisions to accounting policies. The actual movement in balance sheet net worth may therefore differ.

(c)	Capital expenditure comprises purchases of non-financial assets plus assets acquired using finance leases.

Budget Statement 2010-11	9 - 33

Table 9.15: Non-financial Public Sector Balance Sheet(a)

	June 2005	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Assets
Financial assets
Cash and cash equivalent assets	2,905	4,265	4,113	4,362	5,496	4,741	4,190	4,672	4,890	4,509
Receivables	4,719	4,755	5,815	5,546	6,147	6,073	6,129	5,900	6,230	6,413
Tax equivalents receivable	—	—	—	—	—	—	—	—	—	—
Financial assets at fair value	12,400	14,461	8,422	6,916	6,024	7,500	8,117	8,516	9,089	9,716
Advances paid	217	242	223	240	320	528	720	886	892	876
Equity
Investments in other public sector entities	(368)	62	715	1,053	100	107	115	96	74	49
Investments in associates	1,044	1,501	1,519	1,623	1,050	1,086	1,133	1,182	1,239	1,294
Other	6	6	5	3	—	—	—	—	—	—

Total Financial Assets	20,923	25,292	20,812	19,743	19,137	20,035	20,404	21,251	22,415	22,858
Non-financial assets
- Inventories	1,121	1,076	1,111	1,129	1,298	1,364	1,468	1,425	1,397	1,352
- Forestry stock and other biological assets	1,595	1,559	1,409	534	560	677	677	677	677	677
- Assets Classified as Held For Sale	531	326	395	197	173	156	111	149	93	88
- Investment Properties	1,293	1,513	1,400	1,539	1,628	1,785	1,690	2,078	2,117	2,129
Property, plant and equipment
- Land and Buildings(b)	81,410	84,488	86,890	90,855	92,056	97,257	100,635	101,189	102,334	103,765
- Plant and Equipment	10,113	10,195	10,529	10,923	11,564	11,882	12,471	13,645	14,842	15,983
- Infrastructure Systems	72,944	76,052	82,289	95,828	105,439	113,957	121,940	131,879	140,787	149,651
Intangibles	1,333	1,419	1,569	1,768	2,235	2,459	2,690	2,727	2,663	2,628
Other	1,492	1,542	1,947	1,219	1,418	1,221	1,356	1,473	1,611	1,766
Total Non-financial Assets	171,832	178,170	187,539	203,992	216,371	230,759	243,037	255,242	266,521	278,039

Total Assets	192,755	203,462	208,351	223,735	235,508	250,794	263,441	276,493	288,936	300,897

9 - 34	Budget Statement 2010-11

Table 9.15: Non-financial Public Sector Balance Sheet(a) (cont)

	June 2005	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Liabilities
Deposits held	162	173	222	211	171	169	160	162	166	170
Payables	4,457	4,854	5,778	5,772	6,386	5,896	6,032	6,266	6,234	6,367
Borrowings and derivatives at fair value	27	192	2,983	442	261	251	267	282	287	287
Borrowings at amortised cost	25,704	27,481	29,142	32,606	39,426	47,191	54,282	59,991	65,101	69,923
Advances received	1,641	923	892	864	836	811	861	909	877	844
Employee provisions	9,341	10,169	10,265	10,685	11,907	12,491	12,837	13,337	13,788	14,213
Superannuation provisions(c)	26,737	23,556	14,068	17,759	31,002	28,592	26,974	28,437	28,794	28,712
Other provisions	5,621	5,468	5,448	5,466	6,014	5,972	6,145	6,211	6,384	6,545
Other	1,728	3,137	2,926	3,027	3,491	3,475	3,583	3,660	3,612	3,577

Total Liabilities	75,418	75,953	71,724	76,832	99,494	104,848	111,142	119,257	125,243	130,639

NET ASSETS	117,337	127,509	136,627	146,903	136,014	145,946	152,299	157,236	163,693	170,258

Budget Statement 2010-11	9 - 35

Table 9.15: Non-financial Public Sector Balance Sheet(a) (cont)

	June 2005	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013	June 2014
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Net Worth
Accumulated Funds	58,628	65,444	72,059	69,544	56,259	62,116	64,575	65,104	67,661	70,117
Reserves	58,709	62,065	64,568	77,359	79,755	83,830	87,724	92,132	96,032	100,141

NET WORTH	117,337	127,509	136,627	146,903	136,014	145,946	152,299	157,236	163,693	170,258

Net Financial Worth	(54,495)	(50,661)	(50,912)	(57,089)	(80,357)	(84,813)	(90,738)	(98,006)	(102,828)	(107,781)

Net Financial Liabilities	54,127	50,723	51,627	58,142	80,457	84,919	90,853	98,101	102,902	107,831
Net Debt (d)(e)	12,012	9,801	20,481	22,605	28,854	35,653	42,545	47,271	51,559	56,124

(a)    These tables have been presented on a liquidity basis under AASB 1049. The vertical dotted line between June 2008 and June 2009 indicates the time series break related to the adoption of AASB 1049. Amounts before June 2009 have been classified and measured according to the AASB 1049, where practicable, based on available dissections. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)    Pre 1 July 2008 land under roads, and within road reserves, are not currently recognised due to uncertainties about the reliable measurement of these assets. A valuation project is currently underway and the asset will be recognised when reliable information becomes available.

(c) Superannuation liabilities are reported net of prepaid superannuation contribution assets.

(d) Net debt comprises the sum of deposits held, borrowings and advances received, minus the sum of cash and cash equivalents, financial assets at fair value and advances paid.

(e) Derivation of Underlying Net Debt is as follows:

Net Debt (d)	12,012	9,801	20,481	22,605	28,854	35,653	42,545	47,271	51,559	56,124
Impact of deposits to the Liability Management Fund	4,001	5,307	—	—	—	—	—	—	—	—
Underlying Net Debt	16,013	15,108	20,481	22,605	28,854	35,653	42,545	47,271	51,559	56,124

9 - 36	Budget Statement 2010-11

Table 9.16: Non-financial Public Sector Cash Flow Statement(a)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Taxes received	14,420	15,277	16,748	17,724	16,727	17,849	19,217	20,821	21,226	22,430
Receipts from sales of goods & services	14,366	14,591	14,836	17,157	18,409	19,123	19,444	20,505	22,386	23,971
Grants and subsidies received	16,337	18,495	18,000	19,884	22,160	26,557	26,511	26,886	27,622	27,966
Interest receipts	1,033	1,423	1,429	538	554	370	400	383	432	449
Dividends and income tax equivalents	49	101	24	50	67	120	56	69	75	82
Other Receipts	5,426	5,934	5,976	6,870	7,299	7,338	8,597	8,754	8,618	8,799
Total Operating Receipts	51,631	55,821	57,013	62,223	65,216	71,357	74,225	77,418	80,359	83,698

Cash Payments for Operating Activities
Payments for employees	(19,616)	(20,813)	(21,995)	(23,458)	(24,692)	(26,440)	(28,206)	(29,381)	(30,848)	(31,941)
Payments for superannuation	(1,469)	(1,401)	(3,429)	(2,589)	(2,719)	(3,355)	(3,366)	(3,518)	(3,701)	(3,887)
Special contribution to superannuation	—	—	(5,308)	—	—	—	—	—	—	—
Payments for goods & services	(14,708)	(15,156)	(15,623)	(17,665)	(18,549)	(19,555)	(19,853)	(20,372)	(21,359)	(22,630)
Grants & subsidies paid	(3,409)	(3,757)	(4,339)	(5,013)	(5,468)	(5,903)	(6,008)	(5,542)	(5,743)	(5,969)
Interest paid	(1,608)	(1,899)	(1,899)	(2,021)	(2,192)	(2,616)	(3,238)	(3,531)	(3,858)	(4,167)
Other payments	(1,565)	(4,521)	(4,444)	(4,765)	(4,673)	(5,201)	(5,113)	(5,288)	(5,375)	(5,650)
Total Operating Payments	(42,375)	(47,547)	(57,037)	(55,511)	(58,293)	(63,070)	(65,783)	(67,632)	(70,883)	(74,244)

Net Cash Flows from Operating Activities	9,256	8,274	(24)	6,712	6,923	8,287	8,442	9,787	9,476	9,454
Cash Flows from Investments in Non-Financial Assets
Sales of non-financial assets	641	738	972	1,083	715	992	1,034	1,019	804	808
Purchases of non-financial assets	(6,655)	(8,106)	(9,437)	(10,669)	(12,625)	(16,420)	(15,877)	(15,001)	(14,122)	(13,822)

Net Cash Flows from Investments in Non-Financial Assets	(6,014)	(7,368)	(8,465)	(9,586)	(11,910)	(15,428)	(14,843)	(13,982)	(13,318)	(13,015)

Budget Statement 2010-11	9 - 37

Table 9.16: Non-financial Public Sector Cash Flow Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Cash Flows from Investments in Financial Assets for Policy Purposes
Receipts	101	29	65	7	38	483	49	64	60	87
Payments	(75)	(51)	(51)	(75)	(116)	(285)	(235)	(224)	(70)	(64)

Total Cash Flows from Investments in Financial Assets for Policy Purposes	26	(22)	14	(69)	(78)	198	(186)	(160)	(10)	24
Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts	691	2,360	8,708	1,222	750	340	54	277	152	162
Payments	(3,019)	(4,193)	(1,914)	(949)	(920)	(1,283)	(496)	(409)	(421)	(427)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(2,328)	(1,833)	6,794	273	(170)	(943)	(442)	(132)	(270)	(265)
Cash Flows from Financing Activities
Advances received	19	6	—	8	—	—	80	80	—	—
Advances repaid	(44)	(131)	(46)	(49)	(50)	(51)	(52)	(54)	(52)	(53)
Proceeds from borrowings	3,324	4,250	3,860	5,260	10,360	9,098	8,778	6,503	5,945	5,332
Repayments of borrowings	(1,728)	(2,324)	(2,277)	(2,372)	(4,052)	(1,821)	(2,320)	(1,562)	(1,557)	(1,867)
Deposits received (net)	89	53	94	4	44	(4)	(10)	1	3	3
Other financing (net)	(2,765)	418	(53)	3	(2)	—	—	—	—	—

Net Cash Flows from Financing Activities	(1,105)	2,272	1,577	2,853	6,300	7,222	6,476	4,969	4,338	3,414

Net Increase/(Decrease) in Cash Held	(165)	1,323	(103)	184	1,065	(664)	(553)	481	217	(388)

9 - 38	Budget Statement 2010-11

Table 9.16: Non-financial Public Sector Cash Flow Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14
	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Derivation of the Cash Result
Net cash flows from operating activities	9,256	8,274	(24)	6,712	6,923	8,287	8,442	9,787	9,476	9,454
Net Cash Flows from investments in non-financial assets	(6,014)	(7,368)	(8,465)	(9,586)	(11,910)	(15,428)	(14,843)	(13,982)	(13,318)	(13,015)

Cash Surplus/(Deficit)(b)	3,242	906	(8,489)	(2,873)	(4,987)	(7,141)	(6,401)	(4,196)	(3,841)	(3,561)

(a)    The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to AASB 1049, where practicable, based on available dissections. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b) Derivation of underlying Cash Surplus/(Deficit) is as follows:

Derivation of Underlying Cash Surplus/(Deficit)
Cash Surplus/(Deficit)	3,242	906	(8,489)	(2,873)	(4,987)	(7,141)	(6,401)	(4,196)	(3,841)	(3,561)
Impact of deposits to the Liability Management Fund	(1,150)	(1,307)	5,308	—	—	—	—	—	—	—

Underlying Cash Surplus/(Deficit)	2,092	(401)	(3,181)	(2,873)	(4,987)	(7,141)	(6,401)	(4,196)	(3,841)	(3,561)

Table 9.17: Derivation of ABS GFS Non-financial Public Sector Cash Surplus/(Deficit)(a)

Cash Surplus/(Deficit)	3,242	906	(8,489)	(2,873)	(4,987)	(7,141)	(6,401)	(4,196)	(3,841)	(3,561)
Assets acquired under finance leases	(190)	(81)	(131)	(251)	(544)	(542)	(729)	(783)	(747)	(1,324)
Other financing arrangements(b)	(41)	(209)	(185)	(234)	(134)	371	31	39	59	66

ABS GFS Surplus/(Deficit)	3,011	616	(8,805)	(3,358)	(5,665)	(7,312)	(7,100)	(4,940)	(4,530)	(4,818)

(a)	The vertical dotted line between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts before 2008-09 have been classified according to AASB 1049, where practicable, based on available dissections. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	Comprises movements in payables and receivables of a capital nature.

Budget Statement 2010-11	9 - 39

9.6 LOAN COUNCIL ALLOCATION
The Australian, State and Territory governments nominate a Loan Council Allocation (LCA) each year. The LCA measures each jurisdiction’s net call on financial markets in a given financial year to meet its budget objectives. The NSW LCA for 2010-11 was approved at the March 2010 meeting of the Ministerial Council.
Table 9.18 compares the 2010-11 LCA bid based on the 2009-10 Half-Yearly Review, with a revised LCA based on 2010-11 Budget estimates. The revised estimates take into account fiscal and economic developments that have occurred since the Half-Yearly Review.
The 2010-11 estimated LCA is a deficit of $7.4 billion compared with an original deficit allocation of $7.2 billion. The variance of $0.2 billion is within the Loan Council’s tolerance limit. The tolerance limit for 2010-11 is $1.5 billion and is calculated as 2 per cent of cash receipts from operating activities for the non-financial public sector.
The increased Loan Council Allocation requirement is mainly due to capital expenditure in the public non-financial corporations sector and Australian Government fiscal stimulus funding.
Memorandum items have been impacted by changes in superannuation fund earnings.
Table 9.18: Loan Council Allocation Estimates

	2010-11	2010-11
	Loan Council	Budget-time
	Allocation	Estimate
	$m	$m

General government sector cash (surplus)/deficit	1,994	1,785
Public Non-financial Corporations sector cash (surplus)/deficit	4,047	4,616
Non-financial public sector cash (surplus)/deficit (a)	5,926	6,401
Acquisitions under finance leases and similar arrangements (b)	750	698
Equals: ABS GFS cash (surplus)/deficit	6,676	7,100
Minus: Net cash flows from investments in financial assets for policy purposes	(38)	(186)
Plus: Memorandum items (c)	511	96

Loan Council Allocation	7,225	7,382

(a)	May not directly equate to the sum of the general government and PNFC cash deficits due to intersectoral transfers which are netted out.

(b)	Finance leases and similar arrangements are shown separately as they are deducted from the AASB 1049 cash surplus to derive the ABS GFS cash surplus.

(c)	Memorandum items are used to adjust the ABS deficit to include in LCAs certain transactions, such as operating leases that have many characteristics of public sector borrowings but are not formal borrowings. They are also used, where appropriate, to deduct from the ABS deficit certain transactions, that the Loan Council has agreed should not be included in LCAs — for example, the funding of more than employers’ emerging costs under public sector superannuation schemes, or borrowings by entities such as universities.

9 - 40	Budget Statement 2010-11

Public Private Partnerships
As confirmed at the 1997 Loan Council meeting, states are to report their full contingent exposure to public private partnerships (PPP), where the financial impact is not already reflected within the Loan Council Allocation. Exposure is to be measured by the Government’s termination liabilities if the private sector partner defaults and disclosed as a footnote to, rather than a part of, Loan Council Allocations.
Listed below are details of PPP projects that are expected to be contracted in the 2010-11 financial year.
Contracts expected to be entered into in 2010-11
M2 Motorway
The Government is negotiating with The Hills Motorway Limited, the current owner and operator of the M2 Motorway, on a proposal to upgrade the M2 Motorway. The total construction cost of the Hills M2 upgrade is expected to be around $550 million. Financial close is expected in late 2010 with construction expected to finish in late 2012. The Government’s termination liability for this project is yet to be determined.
M5 Motorway
The Government is negotiating with Interlink Roads Pty Ltd, the current owner and operator of the M5 Motorway, on a proposal to upgrade the M5 Motorway. The total construction cost of the Hills M5 upgrade is currently being assessed. Financial close is expected in late 2010 with construction expected to finish in 2013. The Government’s termination liability for this project is yet to be determined.

Budget Statement 2010-11	9 - 41

APPENDIX A: PROGRESS AGAINST FISCAL RESPONSIBILITY ACT 2005 TARGETS AND PRINCIPLES

Fiscal	Progress	Legislative
Target	Indicator	Target	Status

Medium-term	General government sector net financial liabilities (NFL)	At or below 7.5 per cent GSP by June 2010	Due to the increased capital program, the cyclical downturn in revenue associated with the global financial crisis, and the impact of the crisis on unfunded superannuation liabilities, general government NFL to be above the target at 11.5 per cent of GSP at 30 June 2010, but falling to 10.0 per cent by 30 June 2014.

	General government sector net debt	Maintain as share of GSP at or below level at June 2005 (0.9 per cent of GSP)	Due to the increased capital program and the cyclical downturn in revenue associated with the global financial crisis, general government net debt is estimated to be 2.7 per cent of GSP at 30 June 2011, but falling to 2.5 per cent by 30 June 2014.

Long-term	General government sector net financial liabilities	At or below 6 per cent of GSP by June 2015	General government net financial liabilities are estimated to decline to 10.0 per cent of GSP at 30 June 2014.

	General government sector net debt	Maintain as share of GSP at or below level at June 2005	General government net debt is estimated to decline from 2.7 per cent of GSP 30 June 2011 to 2.5 per cent of GSP at 30 June 2014.

Total state sector unfunded super-annuation liabilities	Eliminated by 30 June 2030	Employer contributions being assessed periodically to ensure full funding by 2030.

While the GFC has slowed progress, the downward trend is continuing. Proceeds of the Lotteries transaction and a new funding plan will ensure full funding by 2030.

Total state net unfunded superannuation liabilities are estimated to be $28.6 billion at 30 June 2010 (6.8 per cent of GSP), and $28.7 billion at 30 June 2014 (5.4 per cent of GSP).

Budget Statement 2010-11	A - 1

Progress against Fiscal Responsibility Act 2005 Targets (cont)

Fiscal	Progress	Legislative
Principle	Indicator	Target	Status
1. Keeping the Budget in surplus	Net operating result	Net operating result in surplus	Net operating result projected to return to surplus in 2009-10.

2. Constrained growth in net cost of services and expenses	Growth in net cost of services (NCOS) and expenses	4-year average annual growth (1) ending with the financial year prior to the Budget year; and (2) for the Budget year and forward estimates, not to exceed long-term average revenue growth	Average annual growth of the following variables for the 4-year periods ending 2009-10 and 2013-14 respectively are:
• Total expenses 8.0 per cent and 3.4 per cent. • NCOS 8.4 per cent and 3.7 per cent. • Long-term average revenue growth is 5 per cent per annum.

3. Managing public sector employee costs	Public sector employee costs	Government policy in negotiating rates of pay and conditions to be consistent with fiscal targets	Government wages policy is that the net cost of wage increases be limited to 2.5 per cent per annum. Agreements concluded in 2009-10 have incorporated 2.5 per cent increases with further increases offset by employee-related cost savings.

4. Evaluation of capital expenditure proposals	Stability of capital project budgets	Capital expenditure proposals to be evaluated in accordance with government procurement policy requirements	Strategic and Business Case Gateway Reviews assess project planning and identify alternatives for projects over $10 million.

Reviews covered 80 per cent of projects worth $9.1 billion in the 2008-09 Budget, up from 67 per cent the year before. Since 2004 a total of 296 Gateway reviews have covered 397 projects worth $30 billion.

Analysis of construction projects commenced before and after the introduction of procurement reforms (including Gateway Business Case Reviews and enhanced Treasury monitoring) indicate a reduction in the order of 50 per cent in cost over runs.

5. Managing State finances with a view to long-term fiscal pressures	The long-term fiscal gap	Reporting the impact of the Budget on the long-term fiscal gap	Policy decisions since the 2009-10 Budget have increased the long-term fiscal gap by 0.6 percentage points to 4.9 per cent of GSP.

6. General government net worth	General government sector net worth	At least maintain in real terms	General government net worth increased by an average 1.4 per cent per annum in real terms from June 2000 to June 2010.

7. Superannuation liabilities	Unfunded super liability of GG sector and PTE sector	Manage and fund the liability to meet the long-term target, subject to periodic review	See long-term fiscal targets (previous page)

A - 2	Budget Statement 2010-11

Progress against Fiscal Responsibility Act 2005 Targets (cont)

Fiscal	Progress	Legislative
Principle	Indicator	Target	Status
8. Total asset management	Best practice asset maintenance or management policies	Progress reporting in budget papers on measures to implement this principle	The Government uses Total Asset Management (TAM) information from the major asset-managing agencies to prioritise investments and forecast infrastructure requirements.

The share of State assets held by nominated agencies that was covered by a TAM plan was 96 per cent in 2009-10.

9. Prudent risk management	Financial risk management comprising total state sector net financial liabilities; contingent liabilities; and total state debt and financial assets	Progress reporting in budget papers on measures to implement this principle	Aggregate risk is managed by Treasury, TCorp and the NSW Self Insurance Corporation. This Includes ongoing review of asset allocation and risk management policies and procedures of authorities subject to the Public Authorities (Financial Arrangements) Act 1987.

Agency and project level risk identification procedures and strategies are in place or being developed through the Financial Management Framework, the Commercial Policy Framework and Total Asset Management guidelines.

The latter incorporates Working with Government: Policy and Guidelines for Privately Financed Projects (as updated in 2006) dealing with private sector participation in the provision of public infrastructure.

On 24 August 2009, NSW Treasury issued the Internal Audit and Risk Management Policy. The Policy strengthens risk management in NSW Public Sector agencies by mandating adoption of enterprise risk management, independent audit committees and risk based internal audit. The Auditor-General will independently review compliance with the policy.

10. Tax restraint	Impact of tax policy measures	Adjustments to legislated tax rates, thresholds and bases to be made with maximum possible restraint; policies should enable predictability and stability of tax regime	Net effect of all tax policy changes since August 2005 is to reduce the NSW tax burden in 2010-11 by around $1.6 billion.

Budget Statement 2010-11	A - 3

APPENDIX B: STATEMENT OF ACCOUNTING PRINCIPLES AND POLICIES

The Public Finance and Audit Act 1983 (the Act) details the contents, and the rules governing the preparation and presentation of the Budget Papers for the general government sector.
The Act prescribes the inclusion of three primary financial statements
•	Operating Statement

•	Statement of Financial Position, referred to as the Balance Sheet

•	Cash Flow Statement.
The statements are prepared in accordance with Australian Accounting Standards.
The presentation of consolidated general government sector statements in Budget Paper No. 2 Budget Statement, differs from the presentation of agency statements in Budget Paper No. 3 Budget Estimates.
The difference arises because there is a specific standard AASB 1049 Whole of Government and General Government Sector Financial Reporting for the preparation of consolidated sector statements, which does not apply to individual agencies that are required to apply all other accounting standards. These differences are explained below.
Consolidated Financial Statements
The format of the consolidated general government financial statements including budget aggregates is based on AASB 1049 Whole of Government and General Government Sector Financial Reporting. AASB 1049 harmonises Government Finance Statistics (GFS) with Generally Accepted Accounting Principles/accounting standards (GAAP) to the extent that GFS does not conflict with GAAP.

Budget Statement 2010-11	B - 1

The general rules adopted under AASB 1049 are:
•	Consolidated sector financial statements are prepared in accordance with recognition, measurement and disclosure requirements as per GAAP.

•	Where options exist in GAAP, the option that is consistent with GFS must be chosen to minimise convergence differences. However, where there is any conflict between GAAP and GFS, GAAP prevails.

•	The operating statement dissects income and expenses into transactions and other economic flows, as defined by the ABS GFS Manual.
GFS-GAAP differences
There are some differences between AASB 1049 harmonised aggregates in the budget papers and the pure GFS information that the ABS reports. Convergence differences are not departures from accounting standards, but merely differences in measurement or treatments between the two frameworks. For example, the ABS accrual treatment for a portion of Australian road transport grants paid in June 2006 differs to the cash recognition treatment adopted under accounting standards.
Details of the main convergence differences between GFS and GAAP are explained in Chapter 9. In accordance with AASB 1049 requirements, full details of convergence differences are disclosed in the annual consolidated financial report of the general government and total state sectors (refer page 1-127 of the 2008-09 Report on State Finances).
Comparative information
Accounting standards require that comparative information be restated for changes in accounting policies and corrections. Where practicable, any new accounting policy is applied retrospectively from the earliest prior period presented as if the new accounting policy had always been applied.
It is impracticable to analyse all historic transactions to ensure reporting consistent with AASB 1049. Therefore, a vertical line has been inserted between 2007-08 and 2008-09 financial data presented in this Budget Paper. Nevertheless, where practicable, the consolidated results published have been back cast on a harmonised GFS-GAAP basis. Back casting has occurred for the periods preceding 2008-09, which is the first year that AASB 1049 was adopted.

B - 2	Budget Statement 2010-11

Agency Accounting Based Reports
GFS-GAAP harmonisation not applicable
Agency primary statements in Budget Paper No. 3 Budget Estimates have been prepared in accordance with Australian Accounting Standards. However agency statements are not prepared on a GFS-GAAP harmonised basis, as AASB 1049 is only applicable for consolidated whole of government and general government sector reporting.
Agency operating statements include all expenses and income including gains and losses recognised in the operating result. This differs from the budget result for the general government sector (net operating balance) in Chapter 1 which is prepared on a AASB 1049 harmonised basis.
The harmonised budget result has an economic focus and for this reason excludes from the net operating balance any income and expenses related to the revaluation of assets or liabilities. These types of revenues and expenses are largely outside the control of governments.
Examples of these income or expenses included in the agency accounting operating result but excluded from the budget result are:
•	leave expenses associated with changes to liability discount rates

•	gains or losses on the sale of assets and

•	gains or losses associated with debt management activities.
The harmonised AASB 1049 general government sector operating statement discloses details of the above valuation adjustments as other economic flows, reporting them below the budget result. The statement also includes the accounting operating result, which is the same concept as the agency operating result. However agency operating statements do not specifically distinguish between transactions and other economic flows, therefore a net operating balance is not disclosed in agency operating statements.
Government contributions
The presentation of agency operating statements in Budget Paper No. 3 Budget Estimates is less than that required under accounting standards. This is because the budget paper presentation has been prepared to focus on agency operations and their net cost of services. Therefore, operating statements exclude government contributions that are normally required under accounting standards.

Budget Statement 2010-11	B - 3

In addition there is no disclosure of agency non-operating equity movements, as most agencies have minimal equity changes, aside from their operating results. For similar reasons, although required by accounting standards, a separate Statement of Changes in Equity is not included for agencies (a Statement of Changes in Equity is not required by the Public Finance and Audit Act, 1983 for the general government sector).
Departures from Australian Accounting Standards
Under the Public Finance and Audit Act 1983, the Treasurer is required to present a statement that discusses the nature of and the reasons for any departure from Australian Accounting Standards (AAS) principles in relation to general government financial statements.
Crown reserves
The budget preparation departs from AAS in respect of the exclusion of certain reserve trusts created under the Crown Lands Act 1989.
There are approximately 33,000 Crown reserves in New South Wales. The NSW Government manages some of these reserves and local governments and trusts manage others. A project is in progress to identify and value Crown reserves ‘controlled’ by the NSW Government, and therefore should be recognised as assets of the NSW Government in the total state sector accounts.
The likely value of the reserves controlled by the NSW Government cannot be reliably measured. Based on a preliminary assessment the total value of these reserves controlled by the NSW Government, but not currently recognised in the Total State Sector Accounts is between $1 billion and $7 billion. However, the total value may be outside this range, depending on the current valuation of the controlled assets.
The Auditor-General has qualified his opinion on the 2008-09 Total State Sector Accounts. In his opinion:
As disclosed in Note 1 Statement of Significant Accounting Policies, under the heading Principles of Consolidation, the State is undertaking a project to identify and value the Crown Reserves it controls under the Crown Lands Act 1989. Until the project is completed, I am unable to obtain all the information I require to form an opinion on the value of those Crown Reserves that should be recognised as land in the financial report. My audit report for the year ended 30 June 2008 referred to the same matter.
The NSW Government will recognise the value of Crown reserves it controls in 2010-11 once this project is complete and the value can be reliably estimated.

B - 4	Budget Statement 2010-11

Land under roads
The Auditor-General qualified his opinion on the 2008-09 Total State Sector Accounts. In his opinion:
As disclosed in Note 1, Statement of Significant Accounting Policies and Note 32 Contingent Assets, pre 1 July 2008, land under roads is not recognised in the financial report on the basis that the pre 1 July 2008 land under roads is not currently reliably measurable. In my opinion, land under roads can be reliably measured and therefore should be recognised in the Total State Sector Accounts in accordance with AASB 1049 Whole of Government and General Government Sector Financial Reporting. The Roads and Traffic Authority recognises land under roads at a value of $37.3 billion.
In the consolidated financial statements the State elected not to recognise pre-1 July 2008 land under roads on the basis that it was not reliably measurable. However, land has been estimated and recognised in the financial statements of the Roads and Traffic Authority ($37.3 billion at 30 June 2009) based on average rateable value.
A reliable methodology has recently been developed following resolutions by the Australasian Valuers-General, which reflects the existing use fair value of land under roads. The State is implementing this methodology with an intention to recognise all land under roads for the 2009-10 Total State Sector Accounts.
The methodology adopted is expected to result in a materially lower asset value than average rateable value. The value of pre-1 July 2008 land under roads has not been recognised in the consolidated statements in this budget paper as the measurement project is still being finalised.
Budget Scope
The Budget incorporates all general government sector agencies as defined by the Australian Bureau of Statistics, subject to a materiality threshold. A list of NSW agencies (classified according to sector) appears in Appendix C.
The general government sector covers all agencies that receive parliamentary appropriations or are regulatory in nature.
Defining the budget sector as the general government sector improves transparency and accountability by providing a comprehensive picture of the non-commercial operations of the Government, based on an independent (ABS) definition of the general government sector using GFS guidelines.

Budget Statement 2010-11	B - 5

The financial transactions of public financial enterprise (PFE) sector and public trading enterprise (PTE) sector agencies are not consolidated on a line by line basis in the budget aggregates.
However, the budget aggregates do include:
•	explicit payments to the PTE sector for social programs, which are non-commercial functions required of PTEs by the Government

•	dividends, tax equivalent payments and guarantee fees payable by the PTEs and PFEs which are shown as revenues in the general government sector and

•	general government sector investment in the PTE and PFE sectors entities.
Chapter 9 includes information on an ABS discussion paper that may result in future changes to the GFS classification of certain public trading enterprises, to treat them as general government agencies.

B - 6	Budget Statement 2010-11

APPENDIX C: CLASSIFICATION OF AGENCIES

The financial activities of governments are measured under the Government Finance Statistics framework1. All entities controlled by governments are classified into sectors according to the nature of their activities and funding arrangements.
The general government sector equates to the scope of the Budget. General government agencies typically deliver public services or are regulatory in nature. There are both budget dependent and non-budget dependent general government agencies which operate under the Financial Management Framework. The extent of the agency reliance on Consolidated Fund allocations determines this classification.
Budget dependent agencies receive an appropriation from the Consolidated Fund. Non-budget dependent agencies source funds from regulatory and user charges and in some cases a grant from a budget dependent agency.
The structure as it relates to NSW Government entities is presented in Figure C.1.
Figure C.1: Structure of the Total State Sector

[1]	Australian Bureau of Statistics, Australian System of Government Finance Statistics: Concepts, Sources and Methods, Cat No 5514.0, ABS, Canberra, 2005.

Budget Statement 2010-11	C - 1

The other sectors are public trading enterprises (PTEs) and public financial enterprises (PFEs). The PTE sector is referred to by the ABS as the public non-financial corporations sector. Agencies in these sectors are generally commercially focussed entities. They operate under the Commercial Policy Framework, which aims to replicate disciplines and incentives that lead private sector businesses towards efficient commercial practices. The commercial agencies in this sector generally pay dividends and tax equivalent payments to the general government sector, in accordance with normal commercial principles.
Some PTEs address important social objectives and provide services to client groups on a subsidised basis. These include Rail Corporation New South Wales and New South Wales Land and Housing Corporation, which receive substantial grants from the general government sector to provide these services.
Table C.1 lists all material entities controlled by the NSW Government and the sector in which they are classified. There are other smaller entities that are not material to the budget and as such are not consolidated or listed in budget papers.
Table C.1: Classification of Agencies

	Funding Category		ABS Category
				Public	Public
	Budget	Non-Budget	General	Trading	Financial
	Dependent	Dependent	Government	Enterprises	Enterprises
Aboriginal Housing Office		•	•
Art Gallery of New South Wales		•	•
Audit Office of New South Wales		•	•
Australian Museum		•	•
Barangaroo Delivery Authority		•	•
Board of Studies, Office of the	•		•
Building and Construction Industry Long Service Payments Corporation		•	•
Cancer Institute NSW		•	•
Casino, Liquor and Gaming Control Authority	•		•
Catchment Management Authorities		•	•
Centennial Park and Moore Park Trust		•	•
City West Housing Pty Limited		•		•
Communities NSW	•		•
Community Relations Commission of New South Wales	•		•
Compensation Authorities Staff Division		•	•
Country Energy		•		•

C - 2	Budget Statement 2010-11

	Funding Category		ABS Category
				Public	Public
	Budget	Non-Budget	General	Trading	Financial
	Dependent	Dependent	Government	Enterprises	Enterprises
Crime Commission, New South Wales	•		•
Crown Finance Entity	•		•
Crown Lands Homesites Program		•		•
Crown Leaseholds Entity		•	•
Delta Electricity		•		•
Education and Training, Department of	•		•
Electoral Commission, New South Wales	•		•
Electricity Tariff Equalisation Ministerial Corporation		•	•
EnergyAustralia		•		•
Environment and Climate Change and Water, Department of	•		•
Environmental Trust	•		•
Eraring Energy		•		•
Events New South Wales Pty Limited		•	•
Fair Trading Administration Corporation		•			•
FANMAC Trusts		•			•
Film and Television Office, New South Wales		•	•
Fire Brigades, New South Wales	•		•
Food Authority, NSW		•	•
Forests NSW		•		•
Health Care Complaints Commission	•		•
Health, Department of	•		•
Historic Houses Trust of New South Wales		•	•
Home Care Service of New South Wales	•		•
Home Purchase Assistance Fund		•	•
Human Services, Department of	•		•
Hunter Development Corporation		•	•
Hunter Region Sporting Venues Authority		•		•
Hunter Water Corporation		•		•
Illawarra Venues Authority		•		•
Independent Commission Against Corruption	•		•
Independent Pricing and Regulatory Tribunal	•		•
Independent Transport Safety and Reliability Regulator	•		•

Budget Statement 2010-11	C - 3

	Funding Category		ABS Category
				Public	Public
	Budget	Non-Budget	General	Trading	Financial
	Dependent	Dependent	Government	Enterprises	Enterprises
Information Commissioner, Office of	•		•
Industry and Investment, Department of	•		•
Integral Energy		•		•
Judicial Commission of New South Wales	•		•
Justice and Attorney General, Department of	•		•
Land and Housing Corporation, New South Wales		•		•
Land and Property Information New South Wales		•	•
Land Development Working Account		•		•
Landcom		•		•
Land and Property Management Authority	•		•
Legal Aid Commission of New South Wales	•		•
Legislature, The	•		•
Liability Management Ministerial Corporation		•	•
Lifetime Care and Support Authority of New South Wales		•			•
Lotteries Corporation, New South Wales[2]		•		•
Luna Park Reserve Trust		•	•
Macquarie Generation		•		•
Maritime Authority of New South Wales		•	•
Minister Administering the Environmental Planning and Assessment Act		•	•
Motor Accidents Authority		•	•
Museum of Applied Arts and Sciences		•	•
Natural Resources Commission	•		•
Newcastle Port Corporation		•		•
NSW Businesslink Pty Limited		•	•
NSW Trustee and Guardian		•	•
Ombudsman’s Office	•		•

[2]	The State granted a licence to operate lotteries and transferred ownership of New South Wales Lotteries Corporation to the Tatts Group. The operator licence and product licences are for a 40-year period starting 1 April 2010.

C - 4	Budget Statement 2010-11

	Funding Category		ABS Category
				Public	Public
	Budget	Non-Budget	General	Trading	Financial
	Dependent	Dependent	Government	Enterprises	Enterprises
Parramatta Stadium Trust		•		•
Planning, Department of	•		•
Police Force, NSW	•		•
Police Integrity Commission	•		•
Port Kembla Port Corporation		•		•
Premier and Cabinet, Department of	•		•
Public Prosecutions, Office of the Director of	•		•
Public Transport Ticketing Corporation		•		•
Rail Corporation New South Wales		•		•
Rail Infrastructure Corporation		•		•
Redfern-Waterloo Authority		•	•
Rental Bond Board		•	•
Residual Business Management Corporation		•		•
Roads and Traffic Authority of New South Wales		•	•
Royal Botanic Gardens and Domain Trust	•		•
Rural Assistance Authority, New South Wales	•		•
Rural Fire Service, Department of	•		•
Self Insurance Corporation, New South Wales		•	•
Services, Technology and Administration, Department of	•		•
State Emergency Service	•		•
State Library of New South Wales		•	•
State Property Authority		•	•
State Records Authority		•	•
State Transit Authority		•		•
State Water Corporation		•		•
Superannuation Administration Corporation		•	•
Sydney Catchment Authority		•		•
Sydney Cricket and Sports Ground Trust		•		•
Sydney Ferries		•		•
Sydney Harbour Foreshore Authority		•		•
Sydney Metro		•		•
Sydney Olympic Park Authority	•		•
Sydney Opera House Trust		•		•
Sydney Ports Corporation		•		•

Budget Statement 2010-11	C - 5

	Funding Category		ABS Category
				Public	Public
	Budget	Non-Budget	General	Trading	Financial
	Dependent	Dependent	Government	Enterprises	Enterprises
Sydney Water Corporation		•		•
Teacher Housing Authority		•		•
TransGrid		•		•
Transport Infrastructure Development Corporation		•		•
Transport Safety Investigations, Office of	•		•
Transport and Infrastructure, Department of	•		•
Treasury Corporation, NSW		•			•
Treasury, The	•		•
Western Sydney Parklands Trust		•	•
WorkCover Authority		•	•
Workers’ Compensation (Dust Diseases) Board		•	•
WSN Environmental Solutions		•		•
Zoological Parks Board		•		•

C - 6	Budget Statement 2010-11

APPENDIX D: 2009-10 BUDGET — SUMMARY OF VARIATIONS

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m

Taxation
Purchaser Transfer duty	2,730	3,610	880	Recovery of the residential property market in 2009-10, around one year earlier than had been expected at Budget time.
Government Guarantee of Debt Levy	246	408	162	Higher government guarantee fees charged to government businesses due to impact of the global financial crisis on cost of debt financing for non triple-A rated entities.
Motor Vehicle Stamp Duty	531	580	49	Motor vehicle sales were higher than expected at Budget time, partly a result of the Australian government temporary boost to the investment allowance.
State Lotteries Receipts	321	353	32	Receipts above Budget expectations were mainly confined to the month of July when an extraordinary jackpot boosted ticket sales.
Payroll Tax	6,172	6,065	(107)	Reflects a shift in the employed workforce to greater part-time employment.
Land Tax	2,352	2,269	(82)	The number of land taxpayers reduced as some residential property investors sold their properties to first home buyers.
Department of Environment, Climate Change and Water	396	353	(43)	Reduction in waste and environment levy and coal waste levy due to reduction in waste tonnage.
WorkCover Authority	203	164	(39)	The decrease in contributions from the Workers’ Compensation Insurance Fund is primarily due to improved investments market and reduction in actuarially assessed cost of claims.
Other Duties and Taxes	5,061	4,952	(109)	Aggregated net minor variations.

Total Taxation	18,011	18,754	743

Budget Statement 2010-11	D - 1

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m
Commonwealth Grants
General Purpose:
GST Revenue Grants	12,590	13,403	813	Higher than expected Australia-wide GST collections ($979 million) offset by Budget Balancing Assistance payments to NSW in 2008-09 rather than 2009-10 ($57 million). There was also a restoration of previously suspended payments of $121 million.
National Agreements:
Department of Education and Training	1,560	1,634	74	New Australian Government funding for Training Infrastructure Investment for Tomorrow Program ($40 million) and Australian Technical Colleges ($33 million).
Department of Health	4,017	3,839	(178)	Reclassification of the High Cost of Drugs grant to sales of goods and service revenue ($200 million).
National Partnership Payments:
Department of Education and Training	2,178	2,445	267	Mainly additional funding for Building the Education Revolution ($129 million), Digital Education Revolution ($21 million), Trade Training Centres ($26 million) and new funding for Better TAFE Facilities ($64 million).
Housing Payments	1,399	1,500	101	Largely due to payments under the National Partnership Agreement for Remote Indigeneous Housing.
Supplementary First Home Owners Boost Program	233	333	100	Increase funding to match higher than expected Boost grants payments.
Department of Health	259	337	78	Payments have increased primarily due to funding under the National Health and Hospitals NP for the health reforms agreed at COAG in April 2010.
Roads and Traffic Authority of New South Wales	1,206	1,017	(189)	Mainly carry forward of funding to the forward years to match the rephasing of project delivery ($141 million). $48 million in grants revenue from 2009-10 was brought forward to 2008-09.
Other Grants and Subsidies	2,235	2,289	54	Aggregated net minor variations across agencies.

Total Grants and Subsidies	25,677	26,797	1,120

D - 2	Budget Statement 2010-11

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m
Sales of Goods and Services
Department of Human Services	—	191	191	Personnel services revenue from Land and Housing Corporation as a result of agency restructures.
Department of Health	1,375	1,549	174	Mainly reclassification of the High Cost of Drugs grant ($200 million) offset by lower other hospital charges and patient fees ($23 million).
Roads and Traffic Authority of New South Wales	341	383	42	Primarily recognition of toll revenues associated with the Sydney Harbour Tunnel following its reclassification as a RTA asset acquired by finance lease.
NSW Self Insurance Corporation	66	(40)	(106)	Mainly reduction in recoveries for the 2003 ACT/Macintyre Bushfires as a result of a reduced estimate of liabilities outstanding from the event. The write down resulted in negative revenues for 2009-10.
Other	2,077	2,130	53	Aggregated net minor variances.

Total Sales of Goods and Services	3,859	4,213	354

Interest Income
Crown Finance Entity	54	85	31	Higher than expected interest rates and cash balances.
NSW Self Insurance Corporation	86	12	(74)	Reduction in interest due to change in the investment portfolio in July 2009.
Other	250	271	21	Aggregated net minor variances.

Total Interest Income	390	368	(22)

Dividend and Income Tax Equivalent Income from other Sectors	2,013	1,855	(158)	Mainly changed tax accounting treatment by Sydney Water and Sydney Ports and the transfer sale of NSW Lotteries Corporation resulting in reduced dividends and tax receipts.

Other Dividends and Distributions	205	327	122	Mainly higher than expected returns on investments held by NSW Self Insurance Corporation from changes in asset allocation and favourable returns ($100 million).

Budget Statement 2010-11	D - 3

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m
Fines, Regulatory Fees and Other Revenue
Roads and Traffic Authority of New South Wales	120	522	402	Transfer to the RTA of $400 million of council roads following implementation of the NSW Road Reclassification Review.
Crown Finance Entity	42	130	88	Mainly higher than expected HIH recoveries ($65 million), fines ($12 million) and unclaimed monies ($7 million).
Aboriginal Housing Office	2	30	28	Primarily transfer of properties from the Land and Housing Corporation.
Department of Health	309	212	(97)	Reduction in miscellaneous revenues and industry donations.
Department of Industry and Investment	1,124	1,042	(82)	Mainly due to a reduction in mining royalties largely driven by higher exchange rates and some reduction in volumes of coal.
State Revenues — Treasury	330	279	(51)	Lower infringements and fines revenue due to rescheduling implementation/replacement of red light cameras and installation of two-way cameras.
Other	876	963	87	Aggregated net minor variances.

Total Fines, Regulatory Fees and Other Revenue	2,803	3,178	375

TOTAL REVENUES	52,958	55,492	2,534

D - 4	Budget Statement 2010-11

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m
EXPENSES
Roads and Traffic Authority of New South Wales	2,684	3,170	486	Primarily transfer of roads to councils following implementation of the NSW Road Reclassification Review ($371 million), recognition of expenses associated with the Sydney Harbour Tunnel following its inclusion as an RTA asset acquired via finance lease ($55 million) and additional road maintenance due to storm damage ($70 milion).
Crown Finance Entity	4,387	4,715	328	Increase in expenditures due to: reclassification of privatisation costs to operating expenses from gain/(loss) on sale of assets ($93 million), superannuation expenses ($57 million) and higher HIH liabilities based on an actuarial review of expenses payable by the State ($70 million), additional First Home Owners Scheme grants payment ($71 million), repayment of Australian Government grant for the cancellation of the Sydney Metro project ($80 million) and interest expense ($44 million). This is offset by reclassification of the Housing Construction Acceleration Plan as an offset to revenue ($64 million) and guarantee fee payments to the Australian Government ($26 million).
Department of Human Services	5,475	5,643	168	Mainly personnel services expense transferred from Land and Housing Corporation to Housing NSW ($179 million).
Crown Leaseholds Entity	24	178	154	Primarily grants of land to Local Councils, Crown Reserve Trusts and Aboriginal land claims.
Department of Education and Training	10,638	10,784	146	Associated expenditure from revenue increases for new Australian Government Better TAFE Facilities program ($40 million), revisions to Australian Government Digital Education Revolution National Partnership ($39 million), new National Partnerships including Youth Attainment and Transitions ($12 million) and bringing forward the commencement of the “participation phase” to age 17 years of raising the school leaving age ($9 million). The balance is from a number of factors including additional school based employee costs.
NSW Police Force	2,034	2,166	132	Mainly increase in death and disability expense following further update of actuarial assessment.

Budget Statement 2010-11	D - 5

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m
EXPENSES (cont)
Department of Transport and Infrastructure	4,403	4,492	89	Primarily due to increase in costs for private bus services and additional car parks and transport interchanges.
NSW Self Insurance Corporation	1,144	1,228	84	The increase is primarily due to higher claims payments and the actuarial forecasts of outstanding liabilities relating to emergency services workers compensation. This is offset by lower than expected public liability claims emergence and reduction of previous liabilities forecast relating to the Canberra bushfires in 2002-03.
Department of Rural Fire Service	235	306	71	Higher expenditure due to increased fire fighting activity in 2009-10 through the Natural Disaster Relief Program. Grants were provided to RFS units to acquire disaster response and fire fighting equipment.
Department of Justice and Attorney General	1,490	1,534	44	Mainly increase in legal matters referred to the Crown Solicitor’s Office ($20 million) and costs associated with ongoing delays in the implementation of workplace reform within Corrective Services Division ($24 million).
Department of Environment, Climate Change and Water	815	847	32	Re-profiling of Climate Change Fund expenditure due to increased demand for rebates ($15 million) and increase in depreciation expenses due to change in depreciation rate on revaluation of road assets ($9 million).
New South Wales Fire Brigades	478	509	31	Primarily higher than budgeted staff expenses.
State Property Authority	217	247	30	Primarily increase in expense for property lease rentals and asset remediation expenses associated with Nelson Parade, Hunters Hill.
Communities NSW	409	438	29	Mainly additional funding for cultural, sports and recreation grants.
Department of Health	13,695	13,721	26	Mainly increase in expenses due to increase in VMO consultancy fees ($13 million), additional Elective Surgery costs ($21 million), repairs and maintenance ($19 million), patient flows to other States ($31 million) and higher long service leave valuation ($59 million), offset by reduction in grants to third schedule hospital ($27 million), approved transfer to capital for Elective Surgery ($28 million), reduction in expenses due lower projected revenue ($40 million) and lower depreciation expense ($20 million).

D - 6	Budget Statement 2010-11

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m
EXPENSES (cont)
Legal Aid Commission of New South Wales	193	214	21	Additional expenditure arising from increased Australian Government funding ($7 million), expenditure of higher private grant funding ($3 million) and the impact of increased demand for grants of legal assistance in State law matters.
Department of Premier and Cabinet	297	274	(23)	Mainly lower consultancy expenses related to agency amalgamations and Community Building Partnership program expected to be partially rolled over into 2010-11.
Hunter Development Corporation	32	11	(21)	Mainly change in timing of remediation works.
Treasurer’s Advance	300	—	(300)	Increased expenses included in agency data.
Other	4,998	4,914	(84)	Aggregated net minor variations.

TOTAL EXPENSES	53,948	55,391	1,443

BUDGET RESULT — SURPLUS/(DEFICIT)	(990)	101	1,091

Budget Statement 2010-11	D - 7

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m
Capital Expenditure
Department of Education and Training	2,666	2,789	123	Revisions to Building the Education Revolution National Partnership ($79 million) and new Commonwealth Training Infrastructure Investment for Tomorrow program ($40 million). There were various minor adjustments to other Commonwealth and State funded capital programs.
Department of Transport and Infrastructure	222	312	90	Increase in Deemed Finance Leases as a result of additional bus purchases and a catch up by STA of bus deliveries.
Department of Health	603	656	53	Increase associated with swine flu equipment, additional Commonwealth funding for elective surgery capital repairs, renewal and maintenance, and increased funding for the Nepean Hospital redevelopment.
Roads and Traffic Authority of New South Wales	2,538	2,311	(227)	Mainly changes in timing of Commonwealth funded projects including the Hume Highway, Brooks Road to Narellan Road on the F5, Bulahdelah Bypass and the Barton Highway.
Minister Administering the Environmental Planning and Assessment Act	146	35	(111)	Deferral of land acquisitions for the South West Rail Link to later years.
Department of Services, Technology and Administration	343	312	(31)	Reduction in StateFleet vehicle purchases due to clients extending lease terms.
Treasurer’s Advance	140	—	(140)	Expenditures included in agency data.
Other	1,005	1,066	61	Aggregated net minor variations.

Total Capital Expenditure	7,663	7,481	(182)

D - 8	Budget Statement 2010-11

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m
Sales of Non-Financial Assets
Crown Finance Entity	—	250	250	Transfer of the 40 year Lotteries license.
State Property Authority	—	76	76	Land sold to Newcastle Ports Corporation.
Minister Administering the Environmental Planning and Assessment Act	124	50	(74)	A number of land sales not proceeding due to market conditions, including the sale of East Huntingwood ($40 million).
Other	680	344	(336)	Largely due to the deferral of the sale of Australian Technology Park pending an assessment of ways to increase the value and attractiveness of the site and an improvement in market conditions.

Total Sales of Non-Financial Assets	804	720	(84)

Depreciation
Department of Education and Training	479	434	(45)	Reduction in depreciation mainly due to timing changes on capital expenditure under the Building the Education Revolution and Digital Education Revolution National Partnerships.
Department of Health	545	525	(20)	Mainly revised estimates based on current assessment and asset base.
Other	1,891	1,855	(36)	Aggregated net minor variations.

Total Depreciation	2,915	2,814	(101)

Change in Inventories	9	(22)	(31)	Aggregated net minor variations.

Budget Statement 2010-11	D - 9

Category/Agency	Budget	Revised	Variation	Comment on Major Variations
	$m	$m	$m
Other Movements in Non-Financial Assets
Aboriginal Housing Office	—	29	29	Transfer of properties from the Land and Housing Corporation.
Roads and Traffic Authority of New South Wales	18	46	28	Primarily net gain on transfer to the RTA of council roads following implementation of the NSW Road Reclassification Review.
Crown Leaseholds Entity	(4)	(130)	(126)	Primarily grants of land to Local Councils, Crown Reserve Trusts and Aboriginal land claims.
Other	8	11	3	Aggregated net minor variations.

Total Other Movements in Non-Financial Assets	22	(44)	(66)

NET LENDING	(4,965)	(3,779)	(1,186)

D - 10	Budget Statement 2010-11

APPENDIX E: TAX EXPENDITURE AND CONCESSIONAL CHARGES STATEMENT

Tax expenditure is revenue forgone due to granting more favourable tax treatment than that which applies to taxpayers in general. Concessions involve providing government goods and services at a lower rate than that which applies to the wider community. Tax expenditures and concessions have the same fiscal impact as normal budget expenditure.
There is an element of judgement in deciding what constitutes a tax expenditure or concession and what constitutes a structural feature of the underlying taxation or service delivery system. For example, stamp duty on property transfers is charged at different marginal rates according to the value of the property involved. This could be construed as providing a concessional rate of taxation for lower valued properties. However, those lower marginal rates are not classified here as tax expenditures. Rather, the different rates are regarded as a design feature of the duty arrangements.
Similarly, the provision of a good or service at varying rates to certain members of the community depending on say, income, is not classed as providing a concession for those charged at the lower rate. Rather, the different rates are regarded as a design feature of the pricing arrangements. For instance, public transport is generally provided at different rates to adults and children. However, the children’s rate is not classified here as a concession, but a design feature of the pricing arrangements (although, where some children receive an exemption from the normal children’s fare, that is regarded as a concession.)
There is also judgement involved in deciding what concessions are funded by explicit Budget payments. Concessions are included where the forgone agency revenue is supplemented from the Budget through social program policy payments. These concessions are included to make the cost of the concession to the total public sector apparent, regardless of whether an intra-government transfer offsets the cost of the concession for the agency concerned.
Caution should be exercised when using these estimates. In particular, inter-jurisdictional comparisons of tax expenditures and concessions can be rendered difficult by different judgements made in defining which elements of the tax and charging system constitute tax expenditures and concessions, and which elements represent structural features.

Budget Statement 2010-11	E - 1

E1: DETAILED ESTIMATES OF TAX EXPENDITURES
Transfer Duty (including “Landholder” Duty)
The benchmark tax rates for Purchaser Transfer Duty (other than for the Crown in right of New South Wales or the Commonwealth) are as follows:
•	for transfers relating to the purchase of non-residential property, the benchmark tax rate is defined against marginal tax rates varying from 1.25 to 5.5 per cent; and

•	for transfers relating to the purchase of residential property, the benchmark tax rate is defined against marginal rates varying from 1.25 to 7 per cent.
Table E1: Transfer Duty1

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

First Home Plus/First Home Plus One

First Home Plus provides all eligible first home buyers with a full exemption from transfer duty where the home purchase price is up to $500,000 with a phase-out of the benefit between $500,000 and $600,000. First home buyers of vacant land receive a full exemption from duty on land priced up to $300,000. The exemption phases out as land price increases to $450,000. Group self-build schemes are also eligible. Duty concessions are also provided to eligible first home buyers taking part in shared equity arrangements in proportion to their share of equity in the home.	566	452	504

Transfer of residences between spouses

An exemption is granted for property transferred between spouses or de facto partners, subject to the property being their principle place of residence and the property jointly held after transfer.	36	41	43

Transfers of matrimonial property consequent upon divorce

An exemption is granted for transfers between parties under the Family Law Act 1975 (Cth) or partnership property under the Property (Relationships) Act 1984.	99	112	118

Housing Construction Acceleration Plan

HCAP provides a transfer duty concession of 50 per cent for newly constructed properties up to $600,000 until 30 June 2010.		34	2

[1]	For reference purposes, where “n.a.” appears in tables this refers to a tax expenditure estimated to cost more than $1 million, but is not able to be costed due to the lack of available data. Where the table includes reference to an ellipsis (...) this refers to the tax expenditure having a zero value in that year.

E - 2	Budget Statement 2010-11

Table E1: Transfer Duty (cont)

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Off the Plan Transfer Duty Concession

Provides an exemption to newly constructed dwellings up to $600,000 purchased ‘off the plan’ and a 25 per cent concession if construction has commenced.	—	—	60

Over 65s Transfer Duty Concession

Provides an exemption to newly constructed dwellings up to $600,000 for those aged 65 or over.	—	—	10

Intergenerational rural transfers

An exemption is granted for transfers of rural land used for primary production between generations, and between siblings, to facilitate young family members taking over family farms.	13	14	16

Exemption for purchases by charitable and benevolent institutions where the property is to be used for approved purposes	21	7	8

Corporate reconstructions

An exemption is given for corporate reconstructions, provided certain qualifying criteria are satisfied.	331	160	185

Transfer of property from companies and trusts to individuals

Exemption for transfer of a principal place of residence from a corporation or a special trust to certain individuals, or transfer of any land owned by a special trust from the trust to certain persons, provided the land was owned by the corporation on 11 September 1990.	2	1	1

Other Legislation

Exemption is granted for certain transfers of dutiable property contained in other legislation.	5	4	4

Councils and County Councils

Duty is not chargeable on the transfer of property to a council or county council under the Local Government Act 1993.	2	3	3

‘Off the plan’ purchases

Duty may be deferred for purchases of real estate until completion of the sale or 12 months after the contract.	n.a.	n.a.	n.a.

Nominal transfer duty payable on the transfer of properties as a result of a change in trustees	n.a.	n.a.	n.a.

Transfer of property of deceased to persons entitled to the property in the estate	n.a.	n.a.	n.a.

Budget Statement 2010-11	E - 3

Minor Tax Expenditures (< $1 million)
•	A person who has sold his or her property to a local government council because the home was built on flood-prone land, and purchased another home, may pay purchaser transfer duty by instalment, over a five-year period.

•	Certain instruments relating to superannuation are subject to nominal duty.

•	A credit of purchaser transfer duty previously paid is applied to amalgamations of certain Western Lands leases.
The following are exempt from transfer duty:
•	transfers of legal title to poker machine permits where there is no change in beneficial ownership

•	Equity Release Scheme — approved equity release schemes for aged home owners

•	certain purchases of manufactured relocatable homes (caravans)

•	transfers of property in a statutory trust as a result of an order under Section 66G of the Conveyancing Act 1919

•	the vesting of common property in a body corporate on the registration of a strata plan or strata plan of subdivision under the Strata Schemes (Freehold Development) Act 1973 or the Strata Schemes (Leasehold Development) Act 1986

•	call option assignments, subject to certain conditions

•	certain transfers to incorporated legal practices or incorporated pharmacy practices

•	transfer of a liquor licence in certain circumstances under the Liquor Act 2008

•	transfer of property related to allocating funds for water saving projects

•	duty concession for an acquisition of an interest in a landholder for the purpose of securing financial accommodation

•	concession for buy-back arrangements related to unit trust schemes that meet certain criteria

E - 4	Budget Statement 2010-11

•	a principal place of residence by tenants of the Department of Housing, the Community Housing Program administered by the Department of Housing and the Aboriginal Housing Office

•	transfers back to a former bankrupt by trustee of his or her estate

•	transfers by way of mortgage or discharge of mortgage of old system titled properties

•	transfers where public hospitals are the liable party

•	transfers of properties gifted to a special disability trust

•	instruments executed by or on behalf of a council or county council under the Local Government Act 1993, not connected with a trading undertaking

•	transfers executed for the purpose of amalgamation of clubs under the Registered Clubs Act 1976
•	instruments executed by or on behalf of agencies within the meaning of the Convention on the Privileges and Immunities of the Specialised Agencies approved by the General Assembly of the United Nations in 1947

•	transfers between associations of employees or employers registered under the Workplace Relations Act 1996 (Cth) for the purpose of amalgamation

•	transfer of property to the NSW Aboriginal Land Council, Regional Aboriginal Land Council, or Local Aboriginal Land Council and

•	transfers of property between licensed insurers, and between the WorkCover Authority and licensed insurers, under the Workers Compensation Act 1987 (NSW).
General Insurance Duty
The benchmark is defined as all premiums for general insurance policies, except insurance covering only property of the Crown in right of New South Wales. The benchmark tax rate is 9 per cent of premium paid.

Budget Statement 2010-11	E - 5

Table E2: General Insurance Duty

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Concessional rates for motor vehicle, aviation, disability income, occupational indemnity, crop and livestock

A concessional rate of 5 per cent applies to certain categories of insurance including motor vehicle (excluding compulsory third party [the green slip]), aviation, disability income and occupational indemnity. Crop and livestock insurance is taxed at 2.5 per cent. Until 31 January 2010, insurance under the Debtor Insurance Scheme of the Stock and Station Agents Association was also taxed at 2.5 per cent.	214	222	229

Exemption for third party motor vehicle personal injury insurance as per the Motor Vehicle Act 1988

Third party motor vehicle personal injury insurance (green slip) is exempt from stamp duty.	126	133	140

Marine and cargo insurance

Exemption for marine insurance covering hulls of commercial ships and the cargo carried by land, sea or by air.	13	13	14

Exemption for WorkCover premiums	255	238	245

Exemption for medical benefits insurance	n.a.	n.a.	n.a.

Exemption for non-commercial ventures of local councils	n.a.	n.a.	n.a.
Minor Tax Expenditures (< $1 million)
The following are exempt:
•	insurance by non-profit charities, benevolent, philanthropic, patriotic organisations and societies or institutions whose resources are used wholly or predominantly for the relief of poverty, the promotion of education, any purpose directly or indirectly connected with defence or the amelioration of the condition of past or present members of the naval, military or air forces of the Commonwealth or their dependants; or any other patriotic object

•	insurance by the NSW Aboriginal Land Council, Regional Aboriginal Land Council and Local Aboriginal Land Council

E - 6	Budget Statement 2010-11

•	insurance covering mortgages or pools of mortgages acquired for issuing mortgage backed securities

•	separate policies covering loss by fire of labourer’s tools

•	redundancy insurance in respect of a housing loan that does not exceed $124,000 and

•	reinsurance.
Life Insurance Duty
The benchmark is defined as all products (or part thereof) where the sum assured offered by life insurance companies provides for a payment in the event of death or injury from natural causes of the person insured or upon survival to a specified age. The benchmark tax rate is 10 cents per $200 where the sum assured is less than $2,000 and $1 plus 20 cents per $200 or part thereof where the sum assured is greater than $2,000.
Table E3: Life Insurance Duty

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Superannuation

An exemption is granted to all group superannuation investment policies that are for the benefit of more than one member.	97	100	103

Annuities

An exemption is provided to annuities.	18	19	19
Mortgage Duty
Mortgage duty on owner occupied residences was abolished on 1 September 2007 and mortgage duty on non owner occupied residences was abolished on 1 July 2008.
From 1 July 2008, the benchmark is defined as all secured loans that affect property in New South Wales, with the exception of mortgages for housing finance commitments to individuals for the purpose of residential property, whether for investment or owner occupied, mortgages given by the Commonwealth or NSW Government or any public statutory body constituted under a law of this State. The benchmark tax rate is $5 up to $16,000 plus $4 per $1,000 or part thereof on the excess.

Budget Statement 2010-11	E - 7

Table E4: Mortgage Duty

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Refinanced loans where the borrower and the security for the loan remain the same

A mortgage that secures the amount of the balance outstanding under an earlier mortgage granted for the same borrower over the same or substantially the same property is exempt to a limit of $1 million. Any additional amount above the lesser of the previously secured amount or $1 million is liable for duty.	123	125	138

Mortgage-backed securities

An exemption is given for financial institutions using pooled mortgages from their lending assets as security for borrowing funds.	n.a.	n.a.	n.a.

Loan-backed securities

Securities issued backed by cash flow from loans (secured and unsecured) are exempted from duty.	n.a.	n.a.	n.a.

Fund raisings by finance companies through debenture issues

A concession is given to companies whose sole or principal business is to provide finance to the public. Debentures issued, trust deeds and mortgages executed by “financial corporations” as defined in the legislation are not liable to duty. However, the trust deed is stamped as a Declaration of a Trust.
	n.a.	n.a.	n.a.

Consumer credit contract

Mortgages securing amounts under a consumer credit contract, where the amount financed is $35,000 or less are exempt from duty.	n.a.	n.a.	n.a.

Instruments creating mortgage-backed securities

An instrument executed for the purpose of creating, issuing or marketing mortgage-backed securities is exempt from duty.	n.a.	n.a.	n.a.
Minor Tax Expenditures (< $1 million)
The following are exempt:
•	duty is not charged on additional loans secured under a mortgage if the additional loans do not exceed $10,000 in any 12 month period, not being the 12 month period following the making of the initial loan

E - 8	Budget Statement 2010-11

•	First home purchase mortgage covered by First Home Plus/First Home Plus One

•	mortgages created solely for the purpose of providing security in accordance with a condition imposed on the grant of bail in criminal proceedings

•	a mortgage of any ship or vessel, or of any part, interest, share or property of or in any ship or vessel

•	the refinancing of a loan following divorce or the break up of a de facto relationship

•	any mortgage made or given to the WorkCover Authority

•	mortgages given by a council or county council under the Local Government Act 1993

•	mortgages given by institutions for the relief of poverty and promotion of education

•	mortgages given by institutions of charitable or benevolent nature, or for the promotion of the interests of Aborigines

•	mortgages given by the NSW Aboriginal Land Council, Regional Aboriginal Land Council and Local Aboriginal Land Council

•	offshore banking units (as defined in the Income Tax Assessment Act 1936 (Cth)) where a loan is executed for offshore parties

•	mortgages by public hospitals

•	mortgages under the Liens on Crops and Wool and Stock Mortgage Act 1898

•	an agricultural goods mortgage under the Security Interests in Goods Act 2005

•	a mortgage that secures an amount advanced by an employer or a related body corporate of an employer to an employee of the employer, to finance a purchase by the employee of shares in the employer, or a related body corporate of the employer, if the amount advanced (and the total of all advances that the mortgage secures) does not exceed $16,000

•	agencies within the meaning of the Convention on the Privileges and Immunities of the Specialised Agencies approved by the General Assembly of the United Nations in 1947

Budget Statement 2010-11	E - 9

•	mortgages by clearing houses of the Sydney Futures Exchange and Australian Options Market that do not secure an advance

•	a document that becomes a mortgage if the mortgage is executed for the purposes of certain money market operations

•	a charge over land that is created under an agreement for the sale or transfer of the land if any part of the deposit or balance of the purchase price for the land is paid to the vendor (or as the vendor directs) before completion of the sale or transfer and

•	an advance to a natural person or a strata corporation for the acquisition of farm machinery or a commercial vehicle that is secured by the mortgage.
Marketable Securities Duty
The benchmark is defined as the turnover (sale price x quantity traded) of shares that are not quoted on the Australian Stock Exchange or a recognised stock exchange. The benchmark tax rate is 60 cents per $100 or part thereof, with the purchaser paying the duty.
Table E5: Marketable Securities Duty

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Corporate reconstructions

An exemption is given for corporate reconstructions provided certain qualifying criteria are satisfied.	116	103	107
Minor Tax Expenditures (< $1 million)
Nominal duty is charged on the transfer of unquoted marketable securities between the beneficial owner and the trustee or nominee of the beneficial owner.
The following transfers are exempt:
•	transfers of units in a unit trust where the purpose is to give effect to a merger or takeover of qualifying unit trusts

•	share buy-backs by NSW companies

•	mining companies whose operations relate solely to New South Wales if the consideration for the transfer or agreement is not less than the unencumbered value of the marketable securities

E - 10	Budget Statement 2010-11

•	transfers to parties outside a marriage where the transfer is pursuant to an order of the Family Court of Australia and

•	certain transfers of shares by superannuation funds to and from a Pooled Superannuation Fund.

•	Transfers made to give effect to a scheme that would qualify for rollover under subdivision 124-Q of the Income Tax Assessment Act 1997
Motor Vehicle Registration Duty
The benchmark taxable activity is defined as the purchase of a new vehicle or the subsequent transfer of the vehicle. The benchmark tax rate is $3 per $100 or part thereof for vehicles valued to $45,000 and $1,350 plus $5 per $100 or part thereof for passenger vehicles on the value above $45,000.
Table E6: Motor Vehicle Registration Duty

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Local councils

An exemption is granted for the transfer of registration into the name of a local council, not being for a trading undertaking.	12	9	9

Transfer of ownership after divorce or a breakdown of a de facto relationship

An exemption is granted for the transfer of registration into the name of one of the parties to a divorce or separation in a de facto relationship.	2	3	3

Transfer of ownership of a deceased registered owner

An exemption is granted for the transfer of registration to the legal personal representative of a deceased registered owner or the person beneficially entitled to the vehicle in the estate.	6	6	6

New demonstrator motor vehicle

An exemption is granted for the registration of a motor vehicle to a licensed motor dealer or wholesaler under the Motor Dealers Act 1974.	50	44	45

Budget Statement 2010-11	E - 11

Table E6: Motor Vehicle Registration Duty (cont)

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Extreme disablement adjustment and other disabled war veterans

An exemption is provided to war veterans in receipt of a totally and permanently incapacitated (TPI) pension, veterans in receipt of an extreme disablement adjustment pension, an intermediate service pension or 70 per cent or higher of the disability pension from the Department of Veterans Affairs.	2	2	2

Caravans and Camper Trailers

An exemption is provided on the application to register ownership effective 1 July 2009.	—	14	15
Minor Tax Expenditures (< $1 million)
The following are exempt:
•	all vehicles registered by non-profit charitable, benevolent, philanthropic or patriotic organisations

•	transfer of vehicles as part of a corporate reconstruction, provided certain qualifying criteria are satisfied

•	vehicles specially constructed for ambulance or mine rescue work

•	vehicles weighing less than 250 kg used for transporting invalids

•	vehicles registered by a Livestock Health and Pest Authority (established under the Rural Lands Protection Act 1998)

•	vehicles registered by NSW Aboriginal Land Council, Regional Aboriginal Land Council and Local Aboriginal Land Council and

•	a duty concession applies to vehicles modified for use by disabled persons.
Payroll Tax
Up to 1 July 2008 the payroll tax benchmark is defined as aggregate annual gross remuneration paid by a single or group taxpayer in excess of a threshold of $600,000. The benchmark tax rate was 6 per cent.

E - 12	Budget Statement 2010-11

From 1 July 2008 to 30 June 2009, the payroll tax benchmark is defined as aggregate annual gross remuneration paid by a single or group taxpayer in excess of a threshold of $623,000. The benchmark tax rate, effective from 1 January 2009 is 5.75 per cent.
From 1 July 2009 to 30 June 2010, the payroll tax benchmark is defined as aggregate annual gross remuneration paid by a single or group taxpayer in excess of a threshold of $638,000. The benchmark tax rate, effective from 1 January 2010 is 5.65 per cent.
From 1 July 2010 to 30 June 2011, the payroll tax benchmark is defined as aggregate annual gross remuneration paid by a single or group taxpayer in excess of a threshold of $658,000. The benchmark tax rate, effective from 1 July 2010 is 5.5 per cent and will decrease to 5.45 per cent from 1 January 2011.
Table E8: Payroll Tax

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Public hospitals and Area Health Services

An exemption is granted for remuneration paid by a public hospital or an area health service to a person while engaged in work of a kind ordinarily performed in connection with the conduct of these organisations. From 1 July 2007, the person must be engaged exclusively in work of a kind ordinarily performed in connection with the conduct of these organisations.	496	510	519

Schools and colleges

An exemption is granted for remuneration paid by a school or college (other than a technical school or a technical college), that is not carried on by or on behalf of the State of New South Wales, is not for profit and which provides education at or below, but not above, the secondary level of education.	155	160	164

Religious institutions

An exemption is granted for remuneration paid by a religious institution to a person while exclusively engaged in work of a kind ordinarily performed in connection with these institutions.	12	12	12

Budget Statement 2010-11	E - 13

Table E8: Payroll Tax (cont)

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Charitable institutions

An exemption is granted for remuneration paid by a non-profit organisation (other than an instrumentality of the State) whose sole or dominant purpose is charitable, benevolent, philanthropic or patriotic, to an employee engaged exclusively in work of a kind ordinarily performed in connection with a work of a charitable, benevolent, philanthropic or patriotic nature.	38	39	40

Local councils

An exemption is granted for remuneration paid by a council or county council, including a wholly owned subsidiary of a council and public markets, except where wages are paid in connection with a number of trading undertakings, such as supply of electricity or gas, water, sewerage services, LPG, hydraulic power and the supply and installation of associated fittings and appliances and of pipes and apparatus, the operation of an abattoir or public food market, parking station, cemetery or crematorium, hostel, coal mine, the supply and distribution of coal, the supply of building materials, operation of a transport service, a prescribed activity or the construction of any building or work or the installation of plant, machinery or equipment for use in or in connection with any of the activities listed.
	183	188	191

Private hospitals and nursing homes

An exemption is granted for remuneration paid by a non-profit hospital to a person engaged exclusively in work of a kind ordinarily performed in connection with the conduct of hospitals.	12	13	13

Home Care Service

Salaries paid to employees of the Home Care Service are exempt.	9	9	10

Apprentices

Up to 30 June 2008, all wages paid to an apprentice are exempt from payroll tax. From 1 July 2008, all not-for-profit group training apprentice schemes will continue to be fully exempt. All other employers employing apprentices will be eligible for a full rebate of tax on wages paid to apprentices.	50	51	52

E - 14	Budget Statement 2010-11

Table E8: Payroll Tax (cont)

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Trainees

Up to 30 June 2008, all wages paid to trainees are exempt from payroll tax. From 1 July 2008, all not-for-profit group training traineeship schemes will continue to be fully exempt. All other employers employing trainees will be eligible for a full rebate of tax on wages paid to trainees.	33	34	35

Redundancy payments

Bona fide redundancy or approved early retirement scheme payments are exempt.	6	6	6

Maternity Leave

An exemption is provided for maternity leave payments for a period of up to 14 weeks.	10	11	11
Minor Tax Expenditures (< $1 million)
The following are exempt:
•	wages paid to an employee who is on leave from employment by reason of service in the Defence Forces

•	wages paid to persons employed under the Community Development Employment Project administered by Aboriginal and Torres Strait Islander Corporations

•	wages paid by the Australian-American Fulbright Commission

•	wages paid by the Commonwealth War Graves Commission

•	wages paid to members of the official staff by a consular or other non-diplomatic representative of another country or by a Trade Commissioner representing in Australia any other part of the Commonwealth of Nations

•	wages paid for a joint government enterprise that has the function of allocating funds for water saving projects

•	wages paid by the Governor of a State

Budget Statement 2010-11	E - 15

•	wages paid to employees while the employees are providing volunteer assistance to the State Emergency Services or Rural Fire Brigades (but not in respect of wages paid or payable as recreation leave, annual leave, long service leave or sick leave)

•	an exemption is provided for adoption leave payments for a period of up to 14 weeks

•	an exemption is provided for paternity leave payments of up to 14 weeks.
Land Tax
The benchmark tax base is defined as the average of the last three years unimproved land value of all land owned, above the indexed threshold, (as defined in the Land Tax Management Act 1956), with the exception of land used for owner-occupied residences, as at 31 December of the preceding year by a person or organisation, or land owned by the Commonwealth or NSW Governments.
The benchmark tax rate for the 2008 land tax year and beyond is 1.6 per cent.
From the 2009 land tax year, a marginal rate of 2 per cent applies to land tax payers with total taxable land holdings above an indexed threshold of $2.25 million. For the 2010 land tax year the thresholds are $376,000 and $2.299 million.
Table E9: Land Tax

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Boarding houses for low-income persons

An exemption is granted for land used for boarding houses which meet approved guidelines, principally that the rent charged is less than the amount prescribed by the guidelines.	7	7	7

Land used for primary production

An exemption is granted to land if the dominant use of the land is for primary production purposes. In urban zones the exemption is limited to land used for primary production for the purpose of profit on a continuous or repetitive basis. This excludes some land such as hobby farms.	383	396	403

E - 16	Budget Statement 2010-11

Table E9: Land Tax (cont)

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Racing clubs

An exemption is granted for land owned by or held in trust for any club for promoting or controlling horse racing, trotting or greyhound racing which is used primarily for the purposes of the meetings of the above.	8	8	8

Employer and employee organisations

An exemption is granted for land owned by or held in trust for employer and employee organisations for that part that is not used for a commercial activity open to members of the public.	2	3	3

Co-operatives

An exemption is granted for land owned by a co-operative under the Co-operatives Act 1992 (NSW) which has any of the objectives listed in Section 7 of that Act.	9	9	9

Public cemeteries and crematoriums

An exemption is granted for any land used as a public cemetery or crematorium.	13	14	14

Retirement villages

An exemption is given for land used as retirement villages, and residential parks predominantly occupied by retired persons.	97	100	102

Child care centres and schools

An exemption is granted for land used as a residential child care centre licensed under the Children and Young Persons (Care and Protection) Act 1998 or a school registered under the Education Act 1900.	4	4	4

Public and private hospitals and Area Health Services

An exemption is granted for land used by a public hospital (including nursing homes) or Area Health Service.	17	18	18

Early payment discount

A discount of 1.5 per cent on land tax payable is available where the taxpayer pays the whole amount within 30 days after issue of the notice of assessment.	18	18	18

Budget Statement 2010-11	E - 17

Table E9: Land Tax (cont)

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Religious societies

An exemption is provided for land owned by or in trust for a religious society if the society is carried on solely for religious, charitable or educational purposes.	12	13	13

Place of worship or residence

An exemption is provided for a place of worship for a religious society, or a place of residence for any clergy or ministers or order of a religious society.	n.a.	n.a.	n.a.

Agricultural showgrounds

An exemption is granted for land used and occupied for the purpose of holding agricultural shows, or shows of a like nature and owned by, or held in trust for, a society which is established for the purpose of holding such shows not for the pecuniary profit of its members and primarily uses its funds for the holding of such shows.
	n.a.	n.a.	n.a.

Friendly societies

An exemption is granted for any society registered under the Friendly Societies (NSW) Code.	n.a.	n.a.	n.a.

Non-profit societies, clubs and associations

An exemption is provided where a building (or part thereof) is occupied by a society, club or association not carried on for pecuniary profit of members.	n.a.	n.a.	n.a.

Charitable and educational institutions

An exemption is provided for land owned by or in a trust for a charitable or educational institution if the institution is carried on solely for charitable or educational purposes and not for pecuniary profit of members.
	n.a.	n.a.	n.a.

Public gardens, recreation grounds and reserves

An exemption is provided for land used as a public garden, public recreation ground or public reserve.	n.a.	n.a.	n.a.

Sporting clubs

An exemption is provided for land owned by or in a trust for any club or body of persons where the land is used primarily for the purpose of a game or sport and not used for pecuniary profit of the members of that club or body.
	n.a.	n.a.	n.a.

E - 18	Budget Statement 2010-11

Table E9: Land Tax (cont)

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Sydney Light Rail

An exemption is provided in respect of the land occupied by the Sydney Light Railway.	n.a.	n.a.	n.a.

Land owned and used by a local council	n.a.	n.a.	n.a.

Public authorities representing the Crown	n.a.	n.a.	n.a.

NSW Aboriginal Land Councils, Regional Aboriginal Land Councils and Local Aboriginal Land Councils	n.a.	n.a.	n.a.

Land leased for use as a fire brigade, ambulance or mines rescue station	n.a.	n.a.	n.a.
Minor Tax Expenditures (< $1 million)
•	Concession for unoccupied flood liable land.
The following are exempt:
•	Low cost accommodation within 5 km of Sydney GPO

•	Primary Products Marketing Boards, Livestock Health and Pest Authorities and Agricultural Industry Service committees

•	temporary absences from a home, including circumstances where a home has been destroyed due to fire, storm, earthquake, accidental or malicious damage

•	community land development

•	land subject to a conservation agreement under the National Parks and Wildlife Act 1974 or a trust registered under the Nature Conservation Trust Act 2001, being in either case an agreement that remains in force in perpetuity

•	land owned, held in trust or leased by the Nature Conservation Trust of NSW, or land subject to a permanent conservation or trust agreement

•	land that is the subject of a biobanking agreement

•	land owned by a joint government enterprise that has the function of allocating funds for water saving projects

•	land used solely as a police station

•	land owned by RSL (NSW Branch), being Anzac House

•	principle place of residence of a person with a disability, in a Special Disability Trust

Budget Statement 2010-11	E - 19

Vehicle Weight Tax
The benchmark is defined as all vehicles intended for on-road use, with the exception of Commonwealth Government vehicles which, for constitutional reasons, do not form part of the tax base. The benchmark tax rate is as defined in the Motor Vehicles Taxation Act 1988 (NSW) for private and business vehicles.
Table E10: Vehicle Weight Tax

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Selected social security recipients

An exemption is granted for any motor vehicle owned by holders of pensioner concession cards, Department of Veteran Affairs (DVA) Totally and Permanently Incapacitated cards and DVA Gold War Widow’s cards. Those pensioners must use the vehicle substantially for non-business purposes.	162	167	177

Primary producers

Primary producer concessions include, for motor vehicles not greater than 4.5 tonnes of gross vehicle mass, private rates rather than business rates for cars and station wagons and 55 per cent of business rates for trucks, tractors and trailers.	22	22	23

General purpose plant

Concessions are provided for machines that cannot carry any load other than tools and accessories necessary for the operation of the vehicle.	19	19	20

Roadwork equipment — including local government

An exemption is granted to any motor vehicle or plough, bulldozer, mechanical scoop or shovel, road grader, road roller or similar machinery that is owned by a local council within the meaning of the Local Government Act 1993 and which is used for the purposes of road construction, road maintenance, road repair, removal of garbage or night soil, bush fire fighting, civil defence work or to any roller, lawn mower or similar machinery used solely or principally for the rolling or maintenance of tennis courts, cricket pitches, lawns or pathways.	5	5	6

E - 20	Budget Statement 2010-11

Table E10: Vehicle Weight Tax (cont)

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Federal government departments

Any vehicle that is leased to a Commonwealth Authority as provided under Section 16, Part 3, (2) (d) of Commonwealth Vehicles (Registration and Exemption from Taxation) Act 1997.	1	1	1

Concessions provided under Part 4, section 16 and 17 of the Motor Vehicle Taxation Act 1988 (NSW)	1	1	1
Minor Tax Expenditures (< $1 million)
•	A concessional rate of 55 per cent of business rates (or 30 per cent if outside the Sydney metropolitan area, Newcastle or Wollongong districts) is applied to any motor vehicle that is used solely or principally as a tow truck with a crane and hook

•	a concessional rate of 88 per cent is provided for mobile cranes used for private use

•	a concessional rate of tax is applied to any motor vehicle that is owned by a Livestock Health and Pest Authority and is used solely for carrying out the functions of the board

•	a concessional rebate of $100 from vehicle registration is given to all apprentices registered with the NSW Department of Education and Training

•	a concessional rebate is given to small business owners on the cost of vehicle registration for every new apprentice hired from 1 July 2007. The first year rebate is the vehicle’s registration fee and weight tax. For the second and third years of the same apprentice’s employment, the rebate covers the vehicle’s registration fee.
The following are exempt:
•	any motor vehicle that is used principally as an ambulance except government owned

•	motor vehicles used by the State Emergency Service except government owned

Budget Statement 2010-11	E - 21

•	any motor vehicle on which a trader’s plate is being used in accordance with the Road Transport (Vehicle Registration) Act 1997 (NSW) or the regulations under that Act

•	any motor vehicle that is owned by Aboriginal Land Councils and

•	motor vehicles in the name of Consular Employees and Trade Missions.
Drivers’ Licences
The benchmark is considered to be the licensing of all persons to drive a vehicle in New South Wales on public roads. The benchmark tax rates in 2009-10 were $47 for a one-year licence, $113 for a three-year licence and $151 for a five-year licence. The cost of concession expenditures trend reflects the renewal cycle of five-year licences.
Table E11: Drivers’ Licences

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Selected social security recipients[2]

An exemption is granted to any licence holder who also holds a pensioner concession card, Department of Veteran Affairs (DVA) Totally and Permanently Incapacitated card, or DVA Gold War Widows Card and who can provide evidence that their income is below a certain level or can provide a DVA letter regarding their disability rate. The vehicle owned by the licence holder must be used substantially for social or domestic purposes.	25	56	59
Vehicle Transfer Fees
The benchmark is considered to be all transfers of previously registered vehicles. From 1 July 2009, the benchmark rate is $27 for individuals and motor dealers.
There are no major tax expenditures.

[2]	Profile of estimates is due to the renewal pattern of three and five year driver’s licences.

E - 22	Budget Statement 2010-11

Minor Tax Expenditures (< $1 million)
The following are exempt:
•	consignees

•	beneficiaries under wills

•	executors and administrators of deceased estates

•	vehicles awarded in court decisions

•	representatives of unincorporated organisations and

•	adding/removing a trading name.
Motor Vehicle Registration Fees
The benchmark is defined to be all vehicles intended for on-road use. The benchmark tax rate in 2009-10 is $55 for most motor vehicles, $240 for trucks with a mass of 5 tonnes or more and $358 for articulated trucks.
Table E12: Motor Vehicle Registration Fees

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Selected Social Security Recipients

Holders of pensioner concession cards, Department of Veteran Affairs (DVA) Totally and Permanently Incapacitated Cards, and DVA Gold War Widows Cards (based on income or based on disability pension rate) are exempt.	37	39	40
Minor Tax Expenditures (< $1 million)
•	Exemption for Mobile Disability Conveyance.

Budget Statement 2010-11	E - 23

Gambling and Betting Taxes
The benchmark for gaming machines in hotels and registered clubs is defined to be the rates of taxation applying to hotels, which vary from 5.3 per cent to 44.5 per cent (annual rates from 1 July 2008), 5.1 per cent to 47.3 per cent (annual rates from 1 July 2009) or 5.0 per cent to 50.0 per cent (annual rates from 1 July 2010) depending on the level of annual profits from gaming machines.
The benchmark for totalisators is a tax rate of 19.11 per cent of player loss.
Table E13: Gambling and Betting Taxes

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

Club gaming machines

Poker machines installed in clubs registered under the Registered Clubs Act 1976 are taxed at lower rates than poker machines installed in hotels.	530	603	665
Minor Tax Expenditures (< $1 million)
•	A full rebate of tax is provided to racing clubs operating non-TAB Ltd pools.
Parking Space Levy
The benchmark is defined as off-street parking spaces in either Category one areas (City of Sydney, North Sydney and Milsons Point business districts) or Category two areas (Chatswood, Parramatta, St Leonards and Bondi Junction business areas).
The benchmark levy is indexed annually to movements in the Sydney CPI over the year to the previous March quarter. For 2008-09, the levy was $950 per space in Category one areas and $470 per space in Category two areas.
For 2009-10 the benchmark parking space levy was $2,000 per space in Category one areas and $710 per space in Category two areas.

E - 24	Budget Statement 2010-11

Table E14: Parking Space Levy

	2008-09	2009-10	2010-11
Major Tax Expenditures	$m	$m	$m

General exemptions and concessions in all regions

An exemption from the levy is granted to parking spaces for bicycles or motor cycles, parking of a motor vehicle by a person resident on the same premises, parking of a motor vehicle for the purpose of loading or unloading goods or passengers, parking of a vehicle by a person who is providing services on a casual basis, parking of a vehicle while a disabled person’s parking authority is displayed, parking without charge of a motor vehicle on premises owned or occupied by the council of the local government area, parking without charge of a motor vehicle on premises owned or occupied by a religious body or religious organisation, parking without charge of a motor vehicle on premises owned or occupied by a public charity or public benevolent institution, ambulance, fire brigade motor vehicle or police motor vehicle but only if used for garaging the vehicle overnight, parking without charge of a mobile crane, a forklift truck, a tractor or a front end loader, and parking without charge of a vehicle used only for carrying out deliveries or only for the provision of services, if the space is used for garaging the vehicle overnight on premises occupied by the owner of the vehicle. Exemptions are also granted in all areas for certain unlet casual parking spaces and unlet tenant parking spaces.
	17	39	39

Exempt parking spaces in Chatswood, Parramatta, St Leonards and Bondi Junction

Parking spaces for customers attached to retail outlets, hotels, motels, clubs, restaurants, medical centres, car hire and sales, repair and wash establishments and funeral parlours are exempt from the levy.	6	9	10

Budget Statement 2010-11	E - 25

E2: DETAILED ESTIMATES OF CONCESSIONS
Details of concessions by function are shown below. Each concession is classified by type and a distinction is drawn between major concessions ($1 million or more) and minor concessions (less than $1 million).
Table E15: Education

	2008-09	2009-10	2010-11
Major Concessions	$m	$m	$m

TAFE fee concession

Fee exemptions are available to ATSI students and for students enrolling in Special Access courses. Students with a disability (or in receipt of a disability pension) are exempted from one course fee and pay a concession fee per subsequent course enrolment in the same year. Students in receipt of a Commonwealth benefit or allowance pay a concession fee per course per year. Fees for apprentices and trainees are capped according to eligibility for a Commonwealth rebate.	68	70	74

School Student Transport Scheme

The School Student Transport Scheme provides subsidised travel to and from school for eligible students on government and private bus, rail, and ferry services, long distance coaches and in private vehicles where no public transport services exist.	526	525	541
Minor Concessions (< $1 million)
•	The Department of Primary Industries sells certain publications to schools and libraries at a lower than retail value.
Table E16: Health

	2008-09	2009-10	2010-11
Major Concessions	$m	$m	$m

Ambulance service for pensioners

Free transport by ambulance is provided for holders of pensioner health benefit cards.	160	174	174

Outpatient Pharmaceutical Scheme for pensioners

Free or discounted pharmaceuticals are provided for holders of pensioner health benefit cards.	11	11	11

Life Support Energy Rebates Scheme

The Department of Industry and Investment funds a rebate for energy costs associated with certain life support systems.	3	3	5

E - 26	Budget Statement 2010-11

Table E17: Social Security and Welfare

	2008-09	2009-10	2010-11
Major Concessions	$m	$m	$m

Public transport concessions

Pensioners, seniors, welfare beneficiaries and students travel for less than full fare on bus, rail, taxi and ferry services (excluding School Student Transport Scheme).	390	438	444

Community Transport Scheme

Subsidises transport to address special needs caused by isolation, age or disability.	40	40	43

Spectacles program

Free spectacles are provided to people with visual impairment who have low income and assets.	5	5	4

Charitable goods transport subsidy

Charitable goods transport subsidy provides reimbursement to 18 charitable organisations for the cost of transporting miscellaneous goods such as donated medicines, trauma teddies, non-perishable food, physiotherapy tables and recycled clothing.	3	3	2

Community interpreting and translation service

The Community Relations Commission funds translation and interpreting services in criminal and family courts for holders of Pensioner Concession Cards.	4	4	4

Budget Statement 2010-11	E - 27

Table E18: Housing and Associated Amenities

	2008-09	2009-10	2010-11
Major Concessions	$m	$m	$m

Local council rates concession

Local council rates are reduced for holders of Pensioner Concession Cards.	70	77	76

Pensioner water rate concession

The Department of Environment, Climate Change and Water funds Sydney Water Corporation and Hunter Water Corporation to provide Pensioner Concession Card holders a:

• 100 per cent discount on Sydney Water Corporation’s fixed water service charge, 83 per cent discount on the sewerage charge and 50 per cent discount on the stormwater service charge. The discount on the sewerage charge will increase from 83 per cent to 92 per cent by 2012 to accommodate the price increase from the Independent Pricing and Regulatory Tribunal determination	8	10	10

• rebate from Hunter Water Corporation of fixed and usage charges of up to $175 per annum, and exemption from payment of the Environmental Improvement Charge.	101	110	121

Exempt properties water rate concession

The Department of Environment, Climate Change and Water funds a partial discount on Sydney Water Corporation and Hunter Water Corporation charges to owners of properties used by non-profitable community services and amenities (principally local councils and charities).	12	13	14

Backlog sewerage connection fee concession

The Department of Environment, Climate Change and Water funds Sydney Water Corporation and Hunter Water Corporation to connect selected un-sewered areas to the sewerage network, based on public health and environmental priorities.	1	17	5

Septic pump-out fee concession

The Department of Environment, Climate Change and Water funds a discount on Sydney Water Corporation’s septic pump-out fees to residences in the Blue Mountains that are residential-zoned and not connected to the sewerage network.	1	1	1

E - 28	Budget Statement 2010-11

Table E18: Housing and Associated Amenities (cont)

	2008-09	2009-10	2010-11
Major Concessions	$m	$m	$m

Energy Accounts Payment Assistance Scheme

The Department of Industry and Investment funds an energy rebate (including gas and electricity) for consumers in financial hardship.	9	12	14

Pensioner Energy Subsidy Scheme

The Department of Industry and Investment funds an energy rebate for holders of eligible Pensioner Concession and Health Care Cards. From 2010-11 eligible customers will receive a rebate of $145 per annum on their energy bills.	78	98	149

Crown Land rent concessions

Rebates from market rent may be granted in certain circumstances where tenure holders are eligible for concessions (eg eligible pensioners, charitable or non-profit community service, sporting or recreational organisations).	16	18	16
Minor Concessions (< $1 million)
•	Payment Assistance Scheme funded by Sydney Water Corporation and Hunter Water Corporation for customers in financial hardship.
Table E19: Recreation and Culture

	2008-09	2009-10	2010-11
Major Concessions	$m	$m	$m

Department of Environment Climate Change and Water- free or discounted entry to National Parks

Holders of Pensioner Concession Cards, Seniors, Volunteers and Community Groups receive free or discounted entry to National Parks	7	8	9

Concessional vessel registration

NSW Maritime provides a 50 per cent concession on recreational vessel registration to holders of Pensioner Concession Cards and Repatriation Health Cards	1	1	1

Budget Statement 2010-11	E - 29

Minor Concessions (< $1 million)
•	NSW Maritime — concessional recreational boating licence and private mooring licence for pensioners

•	Royal Botanic Gardens and Domain Trust — concessional admission charges on entry to the Tropical Centre, Mount Annan Botanic Garden and Mount Tomah Botanic Garden for pensioners and seniors card holders

•	Historic Houses Trust of NSW — concessional admission charges for unemployed, children, pensioners, seniors and students

•	Australian Museum — concessional or reduced admission charges to students, the unemployed and holders of pensioner health care cards, free general admission to seniors card holders, disadvantaged school students, accompanying adults with school groups, Museum Society members and children under five years old.

•	Museum of Applied Arts and Sciences — concessional admission charges for children, students, seniors and the unemployed. Country residents are entitled to a concession on the Museum’s household membership. Concessional rates for venue hire apply to community or charitable groups

•	Sydney Opera House — concessional charges on guided tours for children, pensioners, seniors, students and school group tours and

•	Art Gallery of NSW — concessional admission charges for entry to special exhibitions for the unemployed, children, pensioners, seniors, students and school groups.
Table E20: Agriculture, Forestry and Fishing

	2008-09	2009-10	2010-11
Major Concessions	$m	$m	$m

Recreational fishing fee concession Pensioners and children are exempt from the recreational fishing fee.	4	4	4
Minor Concessions (< $1 million)
•	Forests NSW provides pensioner discounts on firewood permits for the collection of firewood and discounts to charitable organisations on the purchase of Christmas trees.

E - 30	Budget Statement 2010-11

APPENDIX F: BUDGET RISKS

The annual Budget is framed around government policy and priorities as well as economic and other parameters for the short- and medium-term. Any differences between the underlying assumptions and actual outcomes represent a risk that may vary anticipated Budget outcomes. The risks may be economic, policy or demand driven and include unforeseen events such as natural disasters.
Given that the 2010-11 Budget surplus represents less that 1.5 per cent of revenues and expenses, small variations in either can have a significant apparent impact on budget outcomes. For example a 0.5 per cent increase in expenses and a 0.5 per cent decrease in revenues will worsen the expected Budget result in 2010-11 from a surplus of $780 million to a surplus of around $200 million. As such, small movements in the Budget result should be interpreted with caution.
Economic Conditions
Budget estimates rely on assumptions, forecasts and assessments for the economy and other factors made when the Budget was prepared. The most significant factor impacting the budget outcomes is that the state of the economy will be different from that currently assumed.
The recent unprecedented events in the global economy have introduced more uncertainty than usual in preparing forecasts.
Downside risks to the economic outlook for 2010-11 and 2011-12 include a more protracted global recovery than expected and ongoing financial market instability. Upside risks include a stronger and faster domestic recovery due to higher global commodity prices and accelerated resource sector activity.
Equity market performance also has an impact on the Budget result through its impact on financial assets held by the government. The largest components affected are financial assets held in the Treasury Managed Fund to meet insurance liabilities and the defined benefits superannuation schemes.
The sensitivity of Budget expenses and revenues to key economic parameters is set out below.
For detailed discussion of the economic risks, see Chapter 2.

Budget Statement 2010-11	F - 1

Wages Growth
Employee-related costs are the largest component of expenses. In 2010-11, employee-related costs, including superannuation, are budgeted at 48.8 per cent of total general government expenses. Employee-related costs rise if wages rise, numbers employed rise or the average grading of employees increases.
The Government’s wage policy, implemented in September 2007, aims to maintain the real value of wage increases. Accordingly, the Government funds wage increases and associated costs at 2.5 per cent per year, the mid-point of the Reserve Bank of Australia’s 2—3 per cent target inflation rate.
This policy permits wage outcomes in excess of 2.5 per cent, funded by employee-related cost savings. The last round of awards and agreements has resulted in most employees receiving wage increases at or near 4 per cent with increases above 2.5 per cent offset by employee-related cost savings.
Efficiency Dividends
Since 2005-06, the Government has explicitly required general government agencies to improve efficiency. The aim is to develop a culture where agencies continue to revisit their operations and activities so that services are delivered in the most efficient and cost-effective way possible.
As outlined in the Government’s February 2006 Economic and Financial Statement, an efficiency dividend of approximately $300 million (around 1 per cent of agency-controllable expenses) has been applied each year. The 2009-10 Budget announced the Government’s Better Services and Value Plan to improve service delivery and contain expenses growth. At the same time, the budget extended efficiency dividends to 2011-12 and 2012-13 and increased the required savings to 1.5 per cent for these years.
The 2010-11 Budget has further extended the efficiency dividends into 2013-14 but at the long-term rate of 1 per cent. The higher, 1.5 per cent efficiency dividend for the previous 2 years was driven by the savings expected to be generated from the agency restructures announced in the 2009-10 Budget.
Contingencies
The Treasurer’s Advance provides for contingencies for emergencies like natural disasters and the costs of policy responses that may be required in the Budget year. A separate Treasurer’s Advance is provided for capital works. In 2010-11, the Treasurer’s Advance is $300 million for recurrent services, and $140 million for capital works and services.

F - 2	Budget Statement 2010-11

Sensitivity of the Budget to Economic Parameters
Table F.1 shows the sensitivity of Budget expenses and revenues to variations in economic parameters.
The table gives a ‘rule of thumb’ measure of the direct impact on the Budget of a change in a given parameter. In each case, the analysis presents the estimated effects of a change in one economic variable, and does not capture the links between economic variables that characterise changes in the economy. The table excludes possible policy responses. Changes are assumed to be uniform across the general government sector and across the Budget year.
Revenues are sensitive to factors affecting revenue bases such as: the value and volume of property transactions and motor vehicle sales, employment and earnings, profits of public enterprises, investment returns and household consumption (and its influence on GST revenue).
The main State taxes - payroll tax and transfer duty, are sensitive to economic factors. Employment levels and wage rates affect payroll tax collections. Transfer duty revenue depends on property market activity, with dwelling transactions accounting for about three-quarters of such revenue.1 Many factors, including monetary policy, Australian Government tax arrangements, unemployment and trends in alternative asset markets, contribute to fluctuations in property turnover.
Expenses are less sensitive than revenues to economic parameters. Expenses are significantly affected by public sector wage outcomes and, to a lesser extent, by changes in the prices of goods and services purchased by Government. Lower levels of general government net debt reduce the budget’s exposure to interest rate fluctuations. The maturity profile of the State’s debt portfolio limits the immediate impact of interest rate rises.
Net financial liabilities can be affected by accounting adjustments and operating results. With the introduction of AASB 119 Employee Benefits, superannuation liabilities must be recalculated at the end of each year using a market-determined discount rate. This can lead to significant fluctuations in the general government sector’s unfunded liability position.

[1]	Non-residential property transactions have far greater variation in size and timing than dwelling transactions. Due to this lumpiness in non-residential transactions, Table F.1 provides estimates only for the dwellings component.

Budget Statement 2010-11	F - 3

Table F.1: Sensitivity of Fiscal Aggregates to Changes in Economic Parameters, 2010-11
Effect of a one per cent increase, unless otherwise indicated

Effect on the 2010-11
Parameter	Budget Result ($m) (a)
A. Factors affecting tax revenue

Dwelling sales (price or volume)	31
Motor vehicle sales	4
Private sector employment	134
Private sector wages	80
Household disposable income	14

B. Factors affecting grant revenue

Household consumption (b)	148

C. Factors affecting expenses

Public sector employee-related expenses	-279
Prices of goods and services	-125
Interest rates (c), (d)	4

Effect on 30 June 2011
Net Financial Liabilities ($m) (e)
D. Factors affecting Superannuation Liabilities

Public sector wages and salaries	-185
Sydney CPI	-260
Investment return (c)	200
Discount rate (c)	4,900

(a)	A positive effect (e.g. from increased dwelling sales) improves the Budget result, while a negative effect (e.g. from increased public sector wages) weakens the Budget result.

(b)	Estimated GST receipts are $14.8 billion for 2010-11.

(c)	Effect of a one percentage point increase in the indicated factor (discount rate, interest rate or rate of return).

(d)	Excluding the impact of actuarial adjustment to net financial liabilities (NFL).

(e)	A positive effect (e.g. improved investment returns) reduces NFL (improves the financial position), while a negative effect (e.g. higher public sector wages) increases NFL (weakens the financial position).

F - 4	Budget Statement 2010-11

GLOSSARY

Advances
Loans received/made for policy rather than for liquidity management purposes.
Appropriation
The funds appropriated by Parliament from the consolidated fund to Ministers for the purposes of funding agency activities (either recurrent or capital).
Budget dependent agencies
These are general government agencies that receive an appropriation from the Consolidated Fund. This is their predominant funding source (rather than user charges or other revenues).
Budget result
The Budget result represents the difference between expenses and revenues from transactions for the general government sector. This measure is equivalent to the net operating balance adopted in accounting standard AASB 1049 Whole-of-Government and General Government Sector Financial Reporting.
Capital expenditure
This is expenditure relating to the acquisition or enhancement of property, plant and equipment (including land and buildings, plant and equipment and infrastructure systems) and intangibles (including computer software and easements).
Capital grants
Amounts paid or received for capital purposes for which no economic benefits of equal value are receivable or payable in return.
Cash surplus/(deficit)
Net cash flows from operating activities plus net cash flows from acquisition and disposal of non-financial assets (less distributions paid for the public non-financial corporation [PNFC] and public financial corporation [PFC] sectors).

Budget Statement 2010-11	G - 1

Cash surplus/(deficit) (ABS GFS)
As above, less the value of assets acquired under finance leases and similar arrangements.
Change in net worth (comprehensive result)
Change in net worth (comprehensive result) is revenue from transactions less expenses from transactions plus other economic flows, and measures the variation in a government’s accumulated assets and liabilities.
Consolidated Fund
The fund is established under s39 of the Constitution Act 1902. Public monies collected on behalf of the State form this fund. This includes:
•	taxes, fines, fees collected

•	Australian Government grants and

•	dividends and tax equivalent payments from public trading and public financial enterprises.
Current grants
Amounts paid or received for current purposes for which no economic benefits of equal value are receivable or payable in return.
Fiscal aggregates
These are analytical balances that are useful for macroeconomic purposes, including assessing the impact of a government and its sectors on the economy. AASB 1049 Whole-of-Government and General Government Sector Financial Reporting prescribes net operating balance, net lending/borrowing (fiscal balance), change in net worth (comprehensive result), net worth, and cash surplus/(deficit). The Uniform Presentation Framework prescribes additional fiscal aggregates not included in AASB 1049. These are net debt, net financial worth, net financial liabilities and ABS GFS cash surplus/deficit.

G - 2	Budget Statement 2010-11

Fiscal gap
The fiscal gap is the difference between the base period primary balance as a share of gross state product (GSP) and the primary balance as a share of GSP at the end of the projection period, on a no policy change basis. The primary balance is the gap between spending and revenue excluding interest transactions but including net capital expenditure. A positive gap implies that fiscal pressures will be building over the projection period.
Fiscal Responsibility Act 2005
The Act sets out both medium-term and long-term fiscal targets and principles providing a framework for budgeting in New South Wales.
Full-time equivalent (FTE)
This is the standard measure of staffing in terms of a full-time equivalent number of positions.
General government sector
This is an ABS classification of agencies that provide public services (such as health, education and police), or perform a regulatory function. General government agencies are funded in the main by taxation (directly or indirectly). Within this sector there are budget dependent and non-budget dependent agencies.
Government finance statistics (GFS)
A system of financial reporting developed by the International Monetary Fund and used by the Australian Bureau of Statistics to classify the financial transactions of governments and measure their impact on the rest of the economy.
Grants for on-passing
All grants paid to one institutional sector (for example, a state government) to be passed on to another institutional sector (for example, local government or a non-profit institution). For New South Wales, these primarily comprise grants from the Australian Government to be on-passed to specified private schools, and to specified local government authorities.
Gross state product
The total market value of final goods and services produced within a state.

Budget Statement 2010-11	G - 3

Interest expense
Costs incurred in connection with the borrowing of funds. It includes interest on advances, loans, overdrafts, bonds and bills, deposits, interest components of finance lease repayments, and amortisation of discounts or premiums in relation to borrowings. Where discounting is used, the carrying amount of a liability increases in each period to reflect the passage of time. This increase is also recognised as an interest expense.
Memorandum items — Loan Council
Memorandum items are used to adjust the cash surplus/(deficit) to include in the Loan Council allocation certain transactions that may have the characteristics of public sector borrowings/investments but do not constitute formal borrowings/investments. Examples include operating leases and the movement in government defined benefit superannuation fund assets.
National agreement payments
An Australian Government grant to States and Territories which must be spent in the key service delivery sector (healthcare, schools, skills and workforce development, disability services and affordable housing, and Indigenous reforms) for which it is provided. States are free to allocate the funds within that sector to achieve the mutually agreed objectives specified in the associated National Agreement.
National partnership payment (NPP)
An Australian Government grant to States and Territories to support the delivery of specified outputs or projects, to facilitate reforms or to reward the delivery of nationally significant reforms. Each NPP is supported by a National Partnership Agreement which defines mutually agreed objectives, outputs and performance benchmarks.
Net acquisition of non-financial assets
This is purchases (or acquisitions) of non-financial assets less sales (or disposals) of non-financial assets less depreciation plus changes in inventories and other movements in non-financial assets. Purchases and sales (or net acquisitions) of non-financial assets generally include accrued expenses and payables for capital items. Other movement in non-financial assets include non-cash capital grant revenue/expenses such as developer contribution assets.
Net cost of services
In agency operating statements this measures the net cost of providing government services. It equals operating expenses less operating revenues, and excludes government contributions.

G - 4	Budget Statement 2010-11

Net debt
Net debt equals the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.
Net financial liabilities
This is the total liabilities less financial assets, other than equity in PNFCs and PFCs. It is a more accurate indicator than net debt of a jurisdiction’s fiscal position. This is because it is a broader measure than net debt in that it includes significant liabilities other than borrowings (for example, accrued employee liabilities such as superannuation and long service leave entitlements). For the PNFC and PFC sectors, it is equal to negative net financial worth. For the general government sector NFL, excluding the net worth of other sectors results in a purer measure than net financial worth as, in general, the net worth of other sectors of government is backed up by physical assets.
Net financial worth
Net financial worth measures a government’s net holdings of financial assets. It is calculated from the balance sheet as financial assets less liabilities. It is a broader measure than net debt, in that it incorporates provisions made (such as superannuation) as well as holdings of equity. It includes all classes of financial assets and liabilities, only some of which are included in net debt.
Net lending/(borrowing)
The financing requirement of government, calculated as the net operating balance less the net acquisition of non-financial assets. It also equals transactions in financial assets less transactions in liabilities. A positive result reflects a net lending position and a negative result reflects a net borrowing position.
Net operating balance
This is calculated as revenue from transactions less expenses from transactions.
Net worth
It is an economic measure of wealth and is equal to total assets less liabilities.
Nominal dollars/prices
It shows the dollars of the relevant period. No adjustment is made each time period for inflation.

Budget Statement 2010-11	G - 5

Non-budget dependent general government agencies
These are general government agencies that do not rely on the Consolidated Fund for direct financial support. They predominately source funds from regulatory and user charges (but may receive budget funding in the form of grants from other general government agencies for certain activities or services).
Non-financial public sector
This is a sub-sector formed by the consolidation of the general government sector and public non-financial corporations (PNFC) sector.
Other economic flows
This is the changes in the volume or value of an asset or liability that do not result from transactions (that is, revaluations and other changes in the volume of assets).
Payables
A liability that includes short and long term trade creditors, and accounts payable.
Public Private Partnerships (PPP)
This involves the creation of an infrastructure asset through private sector financing and private ownership for a concession period (usually long term). The Government may contribute to the project by providing land or capital works, through risk sharing, revenue diversion or purchase of the agreed services.
Public financial enterprise (PFE)
An ABS classification of agencies that have one, or more, of the following functions:
•	that of a central bank

•	the acceptance of demand, time or savings deposits or

•	the authority to incur liabilities and acquire financial assets in the market on their own account.
For GFS purposes these are referred to as public financial corporations (PFC).

G - 6	Budget Statement 2010-11

Public trading enterprise (PTE)
An ABS classification of agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation. For GFS purposes, the ABS refers to these as Public Non-Financial Corporations (PNFC).
Receivables
An asset that includes short and long term trade debtors, accounts receivable and interest accrued.
Result
A result is a description of the desirable impact of services on the community, the environment or the economy. They are consistent with Government priorities.
Results and Services Plan (RSP)
A service delivery and funding plan prepared by an agency to support decision making by the Cabinet Standing Committee on the Budget. The RSP provides a clear ‘line of sight’ for performance management by setting out the linkages between State Plan priorities, the results that an agency is working towards, the services it delivers to contribute to those results, and the costs of delivering those services as reflected in the agency’s budget.
Services
These are the ‘end products’ or direct services that are delivered to clients or recipients, the broader community or another government agency. They are expected to contribute to Government priorities.
Service groups
Services that are grouped together on the basis of the results they contribute to, the client group that they serve, common cost drivers or other service measures. There should be a clear ‘line of sight’ between the service groups and the services and activities that are costed and managed as part of internal business planning.
Service group statement
Each agency service group statement in Budget Paper No. 3 Budget Estimates includes a service description and linkage to results — as well as service measures, expense, net cost of service and capital expenditure information.

Budget Statement 2010-11	G - 7

State owned corporation (SOC)
Government agencies (mostly PTEs) which have been established with a governance structure mirroring as far as possible that of a publicly listed company. NSW state owned corporations are scheduled under the State Owned Corporations Act 1989 (Schedule 5).
Superannuation interest cost
The expense is the net of interest cost on defined benefit superannuation obligations less the long term expected return on plan assets as determined by the accounting standards. It effectively reflects an annual ‘interest’ or opportunity cost of not fully funding the defined benefits superannuation liabilities.
Other superannuation expense
It includes all superannuation expenses from transactions except superannuation interest cost. It generally includes all employer contributions to accumulation schemes and the current service cost, which is the increase in defined benefit entitlements associated with the employment services provided by employees in the current period. However, superannuation actuarial gains/losses are excluded as they are considered ‘other economic flows’.
Surplus/(deficit)
In Budget Paper No.3 Budget Estimates this is the agency accounting result which corresponds to profit or loss in private sector reports. It equals the net cost of services adjusted for government contributions. This is not the same as the budget result or the GFS cash surplus/(deficit).
Total Asset Management (TAM)
An agency’s TAM plan sets out its asset expenditure priorities and funding projections over a rolling ten year period, to ensure physical asset management plans are aligned with service priorities and performance targets, and are financially sustainable. TAM covers the acquisition, maintenance, operation and disposal of all physical assets, including land, buildings, infrastructure, plant and equipment, and information technology.
Total expenses
The total amount of expenses incurred in the provision of goods and services, regardless of whether a cash payment is made to meet the expense in the same year. It does not include expenditure on the purchase of assets. It also excludes losses, which are classified as other economic flows.

G - 8	Budget Statement 2010-11

Total revenues
This is the total amount of revenue due by way of taxation, Australian Government grants and from other sources (excluding asset sales) regardless of whether a cash payment is received. It excludes gains, which are classified as other economic flows.
Total state sector
Represents all agencies and corporations owned and controlled by the NSW Government. It comprises the general government, public trading (also referred to as the public non-financial corporations) and public financial enterprises.

Budget Statement 2010-11	G - 9

INDEX

A
Agency accounting based reports	B-3
Agency amalgamations	4-12
Agency classifications	C-1
Asset sales and rationalisation	3-11, 8-2
Australian Accounting Standards — departures from	B-4
Australian economy	2-9
Australian Government payments	6-2
Australian Government Guarantee of Borrowings	7-9
B
Balance sheet
general government sector	1-12, 9-13
public non-financial corporation sector	9-26
non-financial public sector	9-34
sustainable	3-13
Better Services and Value Plan	3-10, 4-9
Borrowings guarantee, Commonwealth	7-9
Budget contingencies	F-3
Budget initiatives and priorities	4-3
Budget result
2009-10	1-8, 9-10
2010-11	1-2, 9-10
2011-12 to 2013-14	1-5, 9-10
Budget risks	F-I
Budget scope	B-5, C-1
Business asset sales	8-2
C
Capital grants	4-20
Capital expenditure
funding sources	7-7, 7-11, 7-13, 8-9
general government sector	1-11
PTE sector	8-6
Capital structure (PTE)	8-10
Cash flow statement
general government sector	1-15, 9-16
public non-financial corporation sector	9-28
non-financial public sector	9-37
Child protection	4-34
Classification of agencies	C-1
Commercial PTEs	8-6, 8-7
Commonwealth Guarantee of Borrowings	7-9
Commonwealth grants	5-13, 6-2
Commonwealth Grants Commission
capital assessment	6-17
2010 Review	6-15
Commonwealth-State relations	6-1
Concessions
by function	5-22
detailed estimates	E-26
Consolidated financial statements	B-1
Consumer Price Index (CPI)	2-7, 2-17
Contingencies	F-2
COAG reform agenda	4-25, 6-4

Budget Statement 2010-11

D
Debt management	3-14, 7-31
Demographic change	3-19
Departures from Australian Accounting Standards	B-4
Depreciation and amortisation	4-20
Dividends	5-17
E
Economic Stimulus Plan, Nation Building	6-8, 8-7, 8-21
Economy	2-1
medium term outlook	2-17
economic outlook	2-8
recent performance	2-2
risks to budget outcomes	F-I
Australian economy	2-9
labour market	2-7, 2-14
gross state product	2-5, 2-10, 2-18
New South Wales economic outlook	2-10
risks to economic outlook	2-19
state final demand	2-4:5, 2-10
support for	3-7
terms of trade	2-12
World Economy	2-8
Education and Training	4-26
Efficiency dividends	3-11, 4-10, F-2
Electricity sector	8-10
Emerging issues — GFS	9-8
Employee costs	4-17
Employment	2-7, 2-14
Energy Reform Strategy	8-4
Environment and Natural Resources	4-36
Expenditure reviews
whole-of-government	4-12
agency	4-13
Expenses
budget estimates 2010-11	1-4
by function (Uniform Presentation Framework)	9-21
by policy area	4-21
composition	4-17
forward estimates 2011-12 to 2013-14	1-7
general government	4-15
growth	3-9, 4-22
other operating	4-19
revised estimates 2009-10	1-8, D-1
trends	4-15
F
Federal financial arrangements	6-1
Financial asset management	7-28
Financial liability and risk management	7-30
Financing costs	4-21
Fines	5-18
Fiscal indicators	3-21
Fiscal measures, UPF	9-3
Fiscal Responsibility Act 2005	3-4, A-1
Fiscal Strategy	3-2
targets and principles	3-4, 3-17, A-1
impact of 2010-11 Budget on the long-term fiscal gap	3-19
G
GAAP — GFS	9-1, B-2
Gambling and betting taxes	5-13
General government
agencies — see also Budget Paper No. 3	C-1
balance sheet	1-12, 9-13
budget result	1-2

Budget Statement 2010-11

capital expenditure	1-11
cash flow statement	1-14, 9-16
expenses	1-4, 4-15
net debt	1-12, 7-10
net financial liabilities	1-12, 7-4
operating statement	1-6, 9-10
revenues	1-3, 5-1
scope	C-1
service delivery	4-21
superannuation liabilities	7-18
General purpose payments	5-13
GFS — GAAP	9-1, B-2
Goods and services tax (GST)
cross subsidies	6-18
distribution	6-15
GST revenue grants	5-13, 6-12
NSW share	6-13
Government finance statistics	4-21
emerging issues	9-8
Grants expenditure	4-20
Grant revenue	5-13
Gross state product	2-7, 2-27
H
HIH	7-23, 7-25
Health and Hospitals Reform	4-25, 6-7
Henry Tax Review	5-6
Home Warranty Insurance Scheme	7-26
Horizontal fiscal equalisation	6-3, 6-15
Hotels Duty	5-4
Housing supply and construction	4-4
support for	3-8, 5-3
Housing — social	8-20
I
Inflation	2-7, 2-17
Infrastructure investment	3-12
Insurance	7-22
Insurance management	7-32
Insurance protection tax	5-4, 7-25
Interest expense — see net debt
Interest income (revenue)	5-16
Intergovernmental financial relations	6-1
Intergovernmental agreement, COAG	6-4
Investment returns — TMF and State Super	7-30
J
James Hardie Funding Arrangements	7-27
K
Key fiscal indicators	3-21
L
Labour market	2-7, 2-14
Land under roads	B-5
Land tax	5-11
Law and Order	4-31

Budget Statement 2010-11

Liabilities
insurance liabilities	7-23
net financial liabilities	3-15, 7-2
superannuation liabilities	7-18
other liabilities	7-33
Licences (Revenue)	5-19
Loan Council reporting requirements	9-40
Long-term fiscal gap	3-19
Lotteries Corporation, NSW	8-3
proceeds of sale	7-17
M
Marketable securities duty	5-5
Metropolitan Transport Plan	4-30
Motor Vehicle Taxes	5-12
N
Nation Building — Economic Stimulus Plan	6-11, 8-7, 8-21
Nation Building for the Future	6-12
National Agreements	6-4, 6-8
National Partnerships	6-5, 6-9
Net Assets Holding Level Policy	7-27
Net debt
general government sector	1-12, 3-14, 7-10
PTE sector	7-12
total state sector	3-15, 7-6
Net financial liabilities
general government sector	1-12, 3-15, 7-4
public financial enterprise sector	7-6
PTE sector	7-5
total state sector	3-15, 7-2
Net lending/borrowing
general government sector	1-2, 3-13, 9-12
public non-financial corporation sector	9-25
non-financial public sector	9-33
Net operating balance — see Budget result
NSW Home Builder’s Bonus	5-3
NSW Lotteries Corporation	8-3
proceeds of sale	7-17
Non-financial public sector statements	9-31, 9-34, 9-37
Non-commercial PTEs	8-6, 8-8
O
Operating results
general government sector	1-2
public trading enterprises	8-5
Operating Statement
general government sector	1-7, 9-10
public non-financial corporation sector	9-23
non-financial public sector	9-31
Overseas trade	2-7
P
Payroll tax	5-11
cuts	5-3
exemption	5-5
revenue	5-11
Pillar (Superannuation Administration Corporation)	8-3
Police and Justice	4-31
Ports sector	8-14
Public Authorities (Financial Arrangements) Act 1987	7-33
Public liability insurance — TMF outstanding claims	7-24
liability
Public Order and Safety	4-31
Public Private Partnerships	9-41

Budget Statement 2010-11

Public trading enterprises (PTE)	8-1
capital expenditure	8-6
dividends	5-16
financing of capital expenditure	8-9
net financial liabilities	7-5
net debt	7-12
operating performance	8-5
Uniform Presentation Framework financial statements	9-23, 9-26, 9-28
Public Transport	4-28
R
Rail	8-16
Rationalising assets	3-11
Reform
COAG	6-4
service delivery	4-23, 4-27, 4-30, 4-32, 4-34, 4-37
Revenue
budget estimates 2010-11	1-3
dividends	5-16
fines	5-18
forward estimates 2011-12 to 2013-14	1-9
GST	5-13
grants and subsides	5-14
interest income	5-16
licences	5-19
regulatory fees	5-18
revised estimates 2009-10	5-8, D-1
royalties	5-19
sale of goods and services	5-15
taxation policy measures	5-1
tax equivalents	5-16
trends and composition	5-7
Risks to budget outcomes	F-1
Royalties	5-19
S
Sale of goods and services (revenue)	5-15
Self insurance	7-22
Service delivery	4-21
SiCorp	7-32
Social housing sector	8-20
Social Security and Welfare	4-33
Sovereign debt	3-6
Specific Purpose Payments — see National partnerships
Stamp duties	5-12
State final demand	2-4:5, 2-10
State infrastructure program	3-12
State owned corporations	8-1, 4-14
State Plan	4-2
State sector
gross financial assets	7-28
gross financial liabilities	7-30
net debt	7-6
net financial liabilities	7-2
Superannuation
funding plan	7-16
liabilities	7-14
liability forecasts	7-18
management	7-31
Mercer Triennial Review	7-15
unfunded liability estimates and accounting standards	7-20

Budget Statement 2010-11

Superannuation Administration Corporation (Pillar)	8-3
T
Taxation revenue	5-9
gambling and betting taxes	5-13
land tax	5-11
motor vehicle taxation	5-12
payroll tax	5-11
transfer duty	5-11
Tax equivalents	5-16
Tax expenditures
by function	5-21
by type of tax	5-20
detailed estimates	E-2
Taxation policy measures	5-1
Terms of trade	2-12
Total revenue	5-8
Total state sector structure	C-1
Transfer duty	5-11
Transport	4-28, 8-10
Treasurer’s Advance	1-4, F-2
Treasury Managed Fund	7-22
Triennial Review — Mercer	7-15
U
Unfunded superannuation liabilities	7-14, 7-18
Uniform Financial Reporting	9-1
Uniform Presentation Framework	9-2
classification of agencies	C-1
departures from Australian Accounting Standards	B-3
emerging issues	9-8
general government balance sheet	9-13
general government cash flow statement	9-16
general government operating statement	9-10
general government purchases of non-financial assets	9-22
general government sector expenses by function	9-21
general government sector grants	9-19
general government sector taxes	9-19
Harmonised GFS-GAAP reporting	9-1
Loan Council reporting	9-40
Uniform Presentation Tables	9-9
V
Variations summary 2009-10	D-1
Vertical fiscal imbalance	6-1
W
Wages
expenses	4-17
growth	2-18, 4-11, F-2
policy	3-10, 4-10
Water sector	8-13
Weight tax	5-12
Workers compensation insurance —	7-24
TMF outstanding claims liabilities
World economy	2-8
WSN Environmental Services	8-3

Budget Statement 2010-11

Y
Youth initiatives	4-8

Budget Statement 2010-11

CHART AND TABLE LIST

Page
Chapter 1 Budget Position
Budget Results 2007-08 to 2013-14		1-1
General Government Sector Operating Statement	Table 1.1	1-5
General Government Sector Operating Statement 2009-10 Estimated Results	Table 1.2	1-10
General Government Capital Expenditure 2006-07 to 2013-14	Chart 1.1	1-11
General Government Sector Balance Sheet	Table 1.3	1-13
General Government Sector Cash Flow Statement	Table 1.4	1-15
2009-10 Budget — Summary of Variations	Table D-1	D-1
Sensitivity of Fiscal Aggregates to Changes in Economic Parameters	Table F-1	F-4
Chapter 2 The Economy
Business and Consumer Confidence	Chart 2.1	2-3
Growth in Real State Final Demand	Chart 2.2	2-4
Revised 2009-10 estimates for NSW Economy	Table 2.1	2-5
World Economic Prospects	Table 2.2	2-8
Economic Performance and Outlook	Table 2.3	2-10
Terms of Trade		2-12
Contributions to Terms of Trade: New South Wales		2-13
Real Gross State Income		2-13
Cumulative Change in NSW Employment		2-15
NSW Labour Underutilisation		2-16
NSW Output and Employment	Chart 2.3	2-17
Economic Projections for 2012-13 and 2013-14	Table 2.4	2-18
Growth in NSW GSP difference from trend	Chart 2.4	2-19

Budget Statement 2010-11

Page
Chapter 3 Fiscal Strategy
Net Lending in Australia and Major Overseas Economies	Chart 3.1	3-2
Revisions to Budget Result Estimates	Chart 3.2	3-4
State Infrastructure Spending	Chart 3.3	3-12
Capital Investment and Net Lending Result in the General Government Sector	Chart 3.5	3-13
Net Debt — General Government and Total State	Chart 3.6	3-14
Net Financial Liabilities — General Government and Total State	Chart 3.7	3.15
Net Debt and Unfunded Superannuation Liabilities as a share of Total Revenue (non-financial public sector)	Chart 3.8	3-17
Change in S&P Ratio between Budgets	Chart 3.9	3-18
Key Fiscal Indicators NSW 2002-03 to 2013-14 (per cent)	Table 3.1	3-21
Key Fiscal Indicators NSW 2002-03 to 2013-14 ($m)	Table 3.2	3-22
Chapter 4 General Government Expenses
Real Wage Growth	Chart 4.1	4-11
Summary of Expenses	Table 4.1	4-16
Total Expenses by Type 2010-11	Chart 4.2	4-17
Employee Expenses	Table 4.2	4-18
Expenses by Policy Area, 2010-11	Chart 4.3	4-21
Growth in Expenses by Policy Area	Table 4.3	4-22
Public Transport Share of Adult Journeys to Work and Study	Chart 4.4	4-29
Chapter 5 General Government Revenues
Composition of Total Revenue, New South Wales, 2010-11	Chart 5.1	5-2
Tax Measures Announced in the 2010-11 Budget	Table 5.1	5-3
State Revenue Per Capita — 2000-01 to 2012-13	Chart 5.2	5-3
Annual Hotel Gaming Machine Duty Rates	Table 5.2	5-5
Previously Announced Tax Measures Starting in the 2010-11 Budget or the Forward Estimates Period	Table 5.3	5-6
Summary of Revenues	Table 5.4	5-8
Composition of Tax Revenue, 2009-10	Chart 5.3	5-9
Taxation Revenue	Table 5.5	5-10

Budget Statement 2010-11

Page

Transfer Duty — Effect of the 2008-09 Downturn	Chart 5.4	5-12
Grant Revenue	Table 5.6	5-14
Sale of Goods and Services	Table 5.7	5-15
Interest Income	Table 5.8	5-16
Dividends and Income Tax Equivalent Revenue	Table 5.9	5-17
Other Dividends and Distributions	Table 5.10	5-18
Fines, Regulatory Fees and Other Revenue	Table 5.11	5-18
Major Tax Expenditures by Type	Table 5.12	5-20
Tax Expenditures by Function	Table 5.13	5-21
Concessions by Function	Table 5.14	5-22
Detailed Estimates of Tax Expenditures	Tables E1 to E14	E2 to E25
Detailed Estimates of Tax Concessions	Tables E15 to E20	E26 to E30
Chapter 6 Federal Financial Relations
Composition of Australian Government Payments to New South Wales, 2010-11	Chart 6.1	6-2
Australian Government Payments to New South Wales	Table 6.1	6-3
National Agreement and Other Payments to New South Wales	Table 6.2	6-9
National Partnership Payments to New South Wales	Table 6.3	6-10
Australian Government GST Estimates	Chart 6.2	6-13
2010 Review — Major Factors Affecting NSW Relativity	Table 6.4	6-14
2010 Review — Method Changes and GST Distribution	Table 6.5	6-17
GST Revenue Per Capita, 2010-11	Table 6.6	6-19
State Population-based GST Cross Subsidies, 2010-11	Table 6.7	6-19
NSW Population-based GST Cross Subsidy, 2010-11	Table 6.8	6-20
Cumulative GST cross subsidies — Population-based	Chart 6.3	6-20
State GST-generated Cross Subsidies, 2010-11	Table 6.9	6-21
NSW GST-generated Cross Subsidy, 2010-11	Table 6.10	6-21
Cumulative GST Cross Subsidies — GST-generated	Chart 6.4	6-22

Budget Statement 2010-11

Page
Chapter 7 Liability Management
Total state sector net financial liabilities	Table 7.1	7-2
Net financial liabilities — by sector	Chart 7.1	7-3
General government net financial liabilities	Table 7.2	7-4
Public trading enterprise net financial liabilities	Table 7.3	7-5
Total state sector net debt	Table 7.4	7-6
Net debt — by sector	Chart 7.2	7-7
Non-financial public sector — capital program funding sources	Table 7.5	7-7
Interest expense as a percentage of total revenue	Chart 7.3	7-8
NSW-Commonwealth Bond Spread	Chart 7.4	7-9
General government sector net debt	Table 7.6	7-10
General government sector — capital program funding sources	Table 7.7	7-11
Interest expense as a percentage of revenue	Chart 7.5	7-11
Public trading enterprise sector net debt	Chart 7.6	7-12
Public trading enterprise sector net debt	Table 7.8	7-13
Public trading enterprise sector — capital program funding sources	Table 7.9	7-13
State Super scheme membership projection to 2050	Chart 7.7	7-14
Total state sector contributions and benefits	Table 7.10	7-16
General government sector unfunded superannuation liabilities (AASB 119)	Table 7.11	7-18
Changes in general government unfunded liability estimates	Table 7.12	7-19
State Super general government sector unfunded liabilities — AASB 119 and actuarial funding basis	Chart 7.8	7-20
General government sector unfunded superannuation liability forecasts — AASB 119 and actuarial funding basis	Table 7.13	7-21
General government sector insurance estimates	Table 7.14	7-23
TMF gross outstanding claims liabilities	Chart 7.9	7-24
Total TMF premiums by line of business	Chart 7.10	7-25
State gross financial assets	Table 7.15	7-28
Asset portfolio average forecast investment returns	Table 7.16	7-29
General government forecast investment income for State Super and the TMF	Table 7.17	7-30
State gross financial liabilities	Table 7.18	7-30

Budget Statement 2010-11

Page
Chapter 8 Public Trading Enterprises
Adjusted Net Operating Surplus	Chart 8.1	8-5
PTE Sector Capital Expenditure	Chart 8.2	8-7
PTE Capital Expenditure by Sector	Table 8.1	8-8
Commercial PTE Capital Expenditure and Gearing	Chart 8.3	8-10
Budget Support for the PTE Transport Sector	Table 8.2	8-20
Chapter 9 Uniform Financial Reporting
General Government Sector Operating Statement	Table 9.1	9-10
General Government Sector Balance Sheet	Table 9.2	9-13
General Government Sector Cash Flow Statement	Table 9.3	9-16
Derivation of ABS GFS General Government Sector Cash Surplus/(Deficit) (a)	Table 9.4	9-18
General Government Sector Taxes	Table 9.5	9-19
General Government Sector Grant Revenue and Expense	Table 9.6	9-19
General Government Sector Dividend and Income Tax Equivalent Income	Table 9.7	9-21
General Government Sector Expenses by Function	Table 9.8	9-21
General Government Sector Purchases of Non-financial Assets by Function	Table 9.9	9-22
Public Non-financial Corporation Sector Operating Statement	Table 9.10	9-23
Public Non-financial Corporation Sector Balance Sheet	Table 9.11	9-26
Public Non-financial Corporation Sector Cash Flow Statement	Table 9.12	9-28
Derivation of ABS GFS Public Non-financial Corporation Sector Cash Surplus/(Deficit)	Table 9.13	9-30
Non-financial Public Sector Operating Statement	Table 9.14	9-31
Non-financial Public Sector Balance Sheet	Table 9.15	9-34
Non-financial Public Sector Cash Flow Statement	Table 9.16	9-37
Derivation of ABS GFS Non-financial Public Sector Cash Surplus/(Deficit)	Table 9.17	9-39
Loan Council allocation estimates	Table 9.18	9-40

Budget Statement 2010-11